3/10


06011719

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Dyno Nobel Limited

*CURRENT ADDRESS: Level 20 AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Australia

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

FILE NO. 82- 34952 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/17/06

PROSPECTUS

DYNO NOBEL LIMITED

ABN
44 117 733 463




DYNO
Dyno Nobel

Groundbreaking Performance

IMPORTANT INFORMATION

Offer

This Prospectus is issued by Dyno Nobel Limited ("Company"). The Offer contained in this Prospectus is an invitation to apply for Shares. No person is authorised to provide any information or to make any representation in connection with the Offer, which is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by the Company in connection with the Offer.

Lodgement and listing

This Prospectus is dated 1 March 2006, and a copy was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. ASIC and Australian Stock Exchange Limited ("ASX") take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates. The Company will apply within seven days of the date of this Prospectus to ASX for admission of the Company to the official list of ASX and official quotation of the Shares on ASX.

Exposure period

The Corporations Act prohibits the Company from processing Applications during the Exposure Period. The Exposure Period is the seven day period from the date of this Prospectus and may be extended by ASIC by up to another seven days. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the offering of Shares. Any Applications received during the Exposure Period will not be processed until after the expiry of the Exposure Period. No preference will be conferred on any Applications received during the Exposure Period. This Prospectus, excluding any Application Form, will be made generally available in Australia to Australian residents during the Exposure Period at www.shareoffer.dynonobel.com.

Electronic prospectus

This Prospectus, excluding any Application Form during the Exposure Period, may be viewed by Australian residents only in electronic form at www.shareoffer.dynonobel.com. The Offer constituted by this Prospectus in electronic form is only available to Australian residents accessing and downloading or printing the electronic version of this Prospectus in Australia. A paper copy of this Prospectus may be obtained free of charge during the Offer Period by calling the Dyno Nobel Offer Information Line on 1800 502 497. Applications may only be made on a printed copy of an Application Form attached to or accompanying this Prospectus, or electronically in accordance with the instructions contained in the Prospectus. Photocopies of an Application Form will not be accepted. Certain information in this Prospectus is subject to change. If that information is not materially adverse to investors, it will be updated and made available on the Dyno Nobel website at www.shareoffer.dynonobel.com or a paper copy of any updated information will be provided (free of charge) by calling the Dyno Nobel Offer Information Line on 1800 502 497. If there is a materially adverse change to the information in this Prospectus or a materially adverse omission from this Prospectus, the Company will issue a replacement or supplementary Prospectus.

References to the company

The Company is a new entity to be listed on ASX. The Company has entered into an agreement to acquire Dyno Nobel Holding ASA ("DNH"), an explosive company with operations in North America (including an initiation systems ("IS") production facility in Mexico) and Australia, and a 50% interest in the DetNet electronic IS joint venture. For ease of reference in this Prospectus, except where the content otherwise indicates, references to "Dyno Nobel", "Dyno Nobel Group" and "Group" are to the Company and its Subsidiaries as it will exist after those businesses are acquired.

Financial information presentation

As the Company was formed on 4 January 2006, there is no actual historical financial information for the Company. It is intended that the Company will acquire DNH shortly before the issue of Shares under the Offer. The Directors have prepared pro forma historical financial information to help potential investors understand what the historical financial performance and financial position of the Company might have been had it operated the DNH businesses from 1 January 2004.

In summary, the pro forma historical financial information included in this Prospectus represents the results of the DNH businesses to be acquired by the Company as though they had been operated as a stand alone consolidated group since 1 January 2004. The pro forma historical financial information has been derived from (i) the audited consolidated financial statements of Dyno Nobel Asia Pacific Limited for FY2004 and FY2005, which includes the Dyno Nobel Australian businesses to be acquired by the Company, (ii) the audited consolidated financial statements of Dyno Nobel Holdings USA II Inc and ETI Holding Corp. for FY2004 and FY2005 which includes the Dyno Nobel U.S. businesses to be acquired by the Company, and was prepared in accordance with U.S. GAAP, (iii) the unaudited financial records of Dyno Nobel Canada, the Mexican IS plant and DetNet for FY2004 and FY2005 and (iv) the unaudited financial records of the Nitrochem, Maitland business.

The Prospectus does not include the actual pro forma historical financial information of DNH, nor is the pro forma information based on the audited consolidated financial statements of DNH, as such consolidated financial statements are not available at the date of this Prospectus. It is expected that the actual consolidated financial statements of DNH, once they are made available, will differ materially from the pro forma historical financial information of the Company presented herein, as discussed in more detail in Section 7.2.7.

This Prospectus includes forecast financial information for FY2006, prepared on a statutory and pro forma basis. Certain significant costs that are not representative of the ongoing costs of the Dyno Nobel Group are forecast to occur during FY2006. These costs are excluded from the pro forma forecast. In addition, the pro forma forecast includes the impact of certain acquisitions and a number of cost restructuring and synergy initiatives which are assumed to be in place for a full year in FY2006. The statutory forecast figures reflect the actual benefit expected in FY2006 and mainly reflect timing differences, acquisitions and adjustments for certain non-recurring costs. The basis of preparation and presentation of the Forecast Financial Information, to the extent relevant, is consistent with the basis of preparation and presentation for the pro forma historical financial information.

The pro forma historical financial information and the Forecast Financial Information presented in this Prospectus are unaudited.

The pro forma historical financial information and the Forecast Financial Information have been presented in US dollars as this will be the presentation currency of the Dyno Nobel Group. For convenience, FY2004 and FY2005 amounts presented in US dollars have been translated into Australian dollars at the average exchange rate for the relevant financial year, being US$0.735:A$1.00 for FY2004 and US$0.761:A$1.00 for FY2005, and FY2006 forecast amounts presented in US dollars have been translated into Australian dollars at a constant rate of US$0.75:A$1.00.

The pro forma consolidated and parent entity balance sheets and the pro forma adjustments contained therein, including the acquisition of DNH and the issuance of new shares in Dyno Nobel Limited, are presented using the historical foreign exchange rate as at 31 December 2005 of US$0.732:A$1.00.

The forward-looking statements in this Prospectus are based on the Company's current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions, many of which are outside the control of the Company, the Directors and the Senior Management Team, that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by the forward-looking statements.

No person named in this Prospectus, nor any other person, guarantees the performance of the Company or the repayment of capital or the payment of a return on the Shares.

The pro forma historical financial information and Forecast Financial Information in this Prospectus should be read in conjunction with, and are qualified by reference to, the information contained in Section 9 and Section 10 of this Prospectus and the pro forma historical financial information contained in the Appendix.

Appendix containing additional financial information

Investors should note that a separate Appendix dated the date of this Prospectus has been prepared and lodged with ASIC. The Appendix contains detailed pro forma historical financial information about the Company and information regarding the accounting policies adopted in connection with the preparation of that pro forma historical financial information. The Appendix expands on the pro forma historical financial information included within this Prospectus. The Company believes that the information in the Appendix is primarily of interest to professional analysts or advisers, or investors with similar specialist information needs. If you consider that the information in the Appendix may assist you in making your investment decision, you may obtain a copy of the Appendix free of charge by calling the Dyno Nobel Offer Information Line on 1800 502 497 or you may obtain a copy from the Company's website at www.shareoffer.dynonobel.com.

The Appendix is taken to be included in this Prospectus in accordance with section 712 of the Corporations Act.

Independent review of Directors' Forecast and financial services guide

The provider of the Independent Review of Directors' Forecast in Section 10, Deloitte Corporate Finance Pty Limited, has to provide Australian retail clients with a Financial Services Guide in relation to the Review under the Corporations Act. The Financial Services Guide is provided in Section 10.

Definitions

A number of words and terms used in this Prospectus have defined meanings that appear in the glossary in Section 13.

This is not investment advice, you should seek your own financial advice

The Offer contained in this Prospectus does not take into account the investment objectives, financial situation and particular needs of individual investors. It is important that you read the entire Prospectus before making any decision whether to invest in Shares. In particular, in considering the prospects of Dyno Nobel, it is important that you consider the risk factors that could affect the financial performance of the Company. You should carefully consider these factors in light of your particular investment objectives, financial circumstances and investment needs (including financial and taxation issues) and seek professional advice from your stockbroker, accountant or other professional adviser before deciding whether to invest. Some of the risk factors that should be considered by prospective investors are detailed in Section 11. Past performance is no indication of future performance.

Expiry date

No Shares will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

Selling restrictions

This Prospectus does not constitute an offer or invitation in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus (including in electronic form) in jurisdictions outside Australia may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify the Shares or the Offer or otherwise to permit a public offering of the Shares in any jurisdiction outside Australia. In particular, the Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended ("US Securities Act"), and may not be offered, sold or resold (i) in the US or to, or for the account or benefit of, US Persons (as defined in Rule 902 under the US Securities Act), except to "qualified institutional buyers" ("QIBs") as defined in Rule 144A under the US Securities Act in accordance with Regulation D (and Rule 144A, if applicable) under the US Securities Act and applicable state securities laws and (ii) outside the US, to persons other than US Persons in offshore transactions in compliance with Regulation S under the US Securities Act. Please refer to Section 3.20 for additional information on selling restrictions that apply to the Shares in jurisdictions outside of Australia.

Privacy

The Application Forms attached to or accompanying this Prospectus require you to provide information that may be personal information for the purposes of the Privacy Act 1988 (Cth), as amended. The Company (and the Registry on its behalf) may collect, hold and use that personal information in order to assess your Application, service your needs as an investor, provide facilities and services that you request and administer the Company. The information may also be used from time to time to inform you about Dyno Nobel products and services which the Company considers may be of interest to you. If you do not want your information used for this purpose, you can contact the Registry as follows:

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000
Tel: 1800 502 497
E-mail: privacy@computershare.com.au

Access to information may also be provided to the Company's agents and service providers on the basis that they deal with such information in accordance with the Company's privacy policy. If you do not provide the information requested of you in the Application Form, the Registry may not be able to process your Application or administer your holding of Shares appropriately. Under the Privacy Act 1988 (Cth), as amended, you may request access to your personal information held by (or on behalf of) the Company. You can request access by telephoning or writing to the Registry (using the address and telephone number set out above).

Photographs and diagrams

Photographs used in this Prospectus which do not have descriptions are for illustration only and should not be interpreted to mean that any person shown is endorsing this Prospectus or its contents. Diagrams used in this Prospectus are illustrative only and may not be drawn to scale.

Company's website

Any references to documents included on the Company's website are provided for convenience only, and none of the documents or other information on the website is incorporated by reference into this Prospectus.

Questions

If you have any questions in relation to the Offer, please call the Dyno Nobel Offer Information Line on 1800 502 497. Further information may also be obtained from the Company's website at www.shareoffer.dynonobel.com.

CONTENTS

Important dates

Retail Offer opens	13 March 2006
Retail Offer closes	31 March 2006 at 5.00pm (AEDT)
Institutional Offer opens	4 April 2006
Institutional Offer closes	5 April 2006 at 12.00pm (AEST)
Final Price and allocation announcement	7 April 2006
Expected commencement of trading on ASX (conditional and deferred settlement basis)	7 April 2006
Institutional Offer settlement	11 April 2006
Issue and Allotment of Shares	12 April 2006
Expected despatch of Shareholder statements	12 April 2006
Shares expected to begin trading on a normal basis	13 April 2006

Note:
This timetable is indicative only. The Company, in consultation with the Global Coordinator and the Joint Lead Managers, reserves the right to vary the dates and times of the Offer, including to close the Offer early, or withdraw the Offer, to extend the Closing Date or to accept late Applications, either generally or in particular cases, without notifying any recipient of this Prospectus or any Applicants. Investors are encouraged to submit their Applications as soon as possible as the Offer may close at any time without notice.

Key Offer statistics

Indicative Price Range[1]	A$1.89–A$2.27 per Share
Maximum number of Shares available under the Offer[2,3]	454.0m–477.4m
Gross proceeds from the Offer[2,3,4]	A$902.4m–A$1,030.5m
Total number of Shares on issue following the Offer[2,5]	805.9m
Market capitalisation[2,6]	A$1,523.2m–A$1,829.5m
Enterprise Value[2,7]	A$2,156.6m–A$2,462.8m

FY2006 Pro forma Forecasts

Pro forma earnings per share (pre amortisation)[8,9,12]	14.0 cents
Pro forma price earnings ratio (pre amortisation)[2,10,12]	13.5–16.2x
Pro forma Enterprise Value/EBITDA[2,11,13]	
– Equity method	8.5–9.8x
– Proportionate consolidated	8.0–9.1x

FY2006 Statutory Forecasts

Statutory earnings per share (pre amortisation)[8,9,12]	10.5 cents
Statutory Enterprise Value/EBITDA[2]	9.5–10.9x

Notes:
(1) The Indicative Price Range is indicative only. The Final Price may be set at a price within, above or below this price range.
(2) Based on the Indicative Price Range.
(3) The number of Shares to be issued under the Offer will depend on the number of Shares required to partially repay debt, redeem CRPS, and cover the costs of the Offer (see Section 3.3 for further information).
(4) The gross proceeds from the Offer are calculated as the number of Shares issued under the Offer multiplied by the Final Price.
(5) The total number of Shares on issue following the Offer will be the sum of the total number of Shares issued under the Offer and the number of Shares retained by the Existing Investors and Management Investors (see Sections 3.2 and 3.9 for further information).
(6) Calculated as the total number of Shares on issue following the Offer multiplied by the Final Price.
(7) Calculated as the sum of the market capitalisation at the Indicative Price Range and the expected net debt outstanding immediately following completion of the Offer on a proportionate consolidated basis. Further information on the level of net debt expected following completion of the Offer is set out in Section 7.
(8) The pro forma Forecast Financial Information has been presented in US dollars as this will be the presentation currency of Dyno Nobel going forward. For convenience, FY2006 forecast amounts presented in US dollars have been translated into Australian dollars at a constant rate of US$0.75:A$1.00.
(9) Based on Forecast Financial Information which reflects a number of estimates, assumptions and pro forma adjustments that are subject to business, economic and competitive uncertainties and contingencies, with respect to future business decisions, which are subject to change and in many cases are outside the control of Dyno Nobel. The Forecast Financial Information presented in this Prospectus may vary from actual financial results, and these variations may be material. Details of the Forecast Financial Information, the assumptions on which it is based and Senior Management Team's discussion and analysis of them together with associated risk factors are set out in Sections 8, 10 and 11.
(10) Pro forma price earnings ratio calculated as Indicative Price Range divided by pro forma earnings per share. A price earnings ratio based on statutory earnings has not been shown as the FY2006 statutory earnings forecast is not representative of the underlying earnings of Dyno Nobel due to timing differences and the impact of certain significant non-recurring items.
(11) The pro forma proportionate consolidated EBITDA for FY2006 includes Dyno Nobel's economic interest in the underlying pro forma EBITDA of Joint Ventures. Investors should be aware that this financial information is not consistent with AIFRS and is presented for information purposes only, consistent with the economic interest approach Dyno Nobel uses when measuring its business internally.
(12) Amortisation relates to intangible assets arising from acquisitions.
(13) Enterprise Value/EBITDA on an equity method basis excludes net debt from non-controlled entities in the calculation of Enterprise Value. For proportionate consolidated basis, Enterprise Value includes US$30.0 million of net debt from non-controlled entities.

1 March 2006



Dear Investor

On behalf of the Directors, it gives me great pleasure to offer you the opportunity to become a shareholder in Dyno Nobel Limited.

Dyno Nobel is a leading manufacturer and distributor of commercial explosives in North America and Australia. It is the market leader and only fully integrated manufacturer of a complete range of commercial explosives and accessories in North America, the largest explosives market in the world. It is also the number two commercial explosives supplier in the Australian market.

Dyno Nobel provides explosives products and complementary services to over 700 customers in the coal mining, metals mining, quarry and construction industries. Its customers include some of the world's major companies operating in these industries.

Demand for explosives has been strong in recent years and management expect it to remain so in 2006 and beyond. In North America, growth is being fuelled by increasing demand for thermal coal for electricity generation and increasing demand for aggregate to meet public infrastructure and construction works. We believe Dyno Nobel is well placed to benefit from this underlying market demand due to its footprint of manufacturing facilities strategically located close to key explosives customers.

In Australia, exports of iron ore and coal into Asia are key drivers of growth in demand for explosives. Dyno Nobel's strong customer relationships in the Pilbara (WA) iron ore, Bowen Basin (Qld) and the Hunter Valley (NSW) coal regions are expected to underpin growth in the Company's Australian operations.

While the Company is well positioned to deliver organic growth, we also plan to pursue value-enhancing acquisition opportunities. Over the past three years, our North American operations have completed several strategic acquisitions and broadened our footprint in the region. Looking further afield, the Company intends to pursue a number of opportunities to enter the Asian and Latin American markets.

A highly-skilled management team, led by Peter Richards, CEO, is dedicated to growing Dyno Nobel. The senior management team, with an average of more than 16 years of experience in the industry, has been responsible for the successful execution and implementation of the organisation's major acquisitions and growth initiatives undertaken in recent years. The Board is confident Dyno Nobel will continue to benefit from its strong focus on return on investment and market leadership, and the pursuit of profitable global growth opportunities.

The total proceeds from the Offer will be approximately A$966 million[1] and will be used primarily to fund the redemption of securities held by existing investors and to repay A$434 million[1] of debt currently held by the Company. It is expected that the Company will have a market capitalisation of A$1,676 million[1] on completion of the Offer.

Details of the Offer and the financial and operating performance of Dyno Nobel are set out in this Prospectus, which should be read carefully and in its entirety before making an investment decision.

On behalf of the Board, I commend the Offer to you and look forward to welcoming you as a shareholder.

Yours faithfully

GEOFF TOMLINSON
CHAIRMAN

(1) Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.75:A$1.00 on the Closing Date of the Institutional Offer.

> LEADING MARKET POSITIONS IN NORTH AMERICA AND AUSTRALIA

NORTH AMERICA

NO.1

Market leader in North America, the world's largest explosives market

AUSTRALIA

NO.2

No. 2 supplier in Australia, one of the largest markets in the developed world

DYNO
Dyno Nobel

NORTH AMERICA	
FY2006 Pro forma revenue	US$971m[1]
Employees[2]	2600
Customers[2]	700

AUSTRALIA	
FY2006 Pro forma revenue	US$216m[1]
Employees[2]	350
Customers[2]	50

Notes:

(1) Pro forma revenue presented on a pro forma equity method basis. Equivalent statutory FY2006 forecast revenue is US$1,170 million. Refer to Section 8.2 for further details.

(2) Customer and employee numbers are approximate.

> Robust industry growth forecast for North America and Australia driven by:

> Increased US thermal coal demand for electricity generation

> Demand for aggregates from US quarry and construction sector

> North Asian demand for metallurgical coal and iron ore to support steel production

> Attractive industry dynamics:

> Restructuring industry

> Favourable supply/demand balance for ammonium nitrate


DYNO
Dyno Nobel

DYNOSPLIT



STRONG OUTLOOK FOR
EXPLOSIVES DEMAND
SUPPORTED BY ATTRACTIVE
INDUSTRY DYNAMICS

DYNO NOBEL FACILITIES AND OUTLETS





The only North American manufacturer of a full range of explosives, initiation systems and related services

Extensive access to customers via more than 300 distribution outlets

Wholly-owned logistics company providing an important competitive advantage in the transport and storage of explosives



A HIGH QUALITY AND FULLY INTEGRATED EXPLOSIVES OPERATION

Strong forecast EBITDA growth underpinned by:

> Operational improvement initiatives

> Realisation of acquisition synergies

> Disciplined approach to capital allocation

> Contract model that mitigates exposure to volatility in input costs



PRO FORMA REVENUE (US$ MILLION)
1,250
1,125
1,000
875
750
975.1
1,136.1
1,186.3
FY2004
FY2005
FY2006f
PRO FORMA EBITDA (US$ MILLION)
200
175
150
125
100
129.7
132.0
186.1
FY2004
FY2005
FY2006f

Note:

(1) Pro forma revenue presented on a pro forma equity method basis. Refer to Section 8.2 for further details. Equivalent statutory FY2006 forecast revenue and EBITDA is US$1,169.7 million and US$167.1 million respectively (refer to Section 8.5 for a comparison of FY2006 forecast).


DYNO

STRONG EARNINGS PROFILE

Opportunities in existing markets

> Organic market share improvement through ammonium nitrate production expansion, initiation systems production improvements and distribution network enhancements

> Commercialisation of the DetNet electronic detonator range

> Opportunities in "adjacent" sectors such as drilling and blasting services

> Management have successfully implemented and integrated a number of major industry restructuring and growth initiatives


Western Europe +
Africa +
Latin America +

EXTENSIVE GROWTH OPPORTUNITIES

Opportunities in new markets

> Asian and Latin American regions are the core focus

> Experienced team dedicated to pursuing opportunities to enter these high growth markets

> Longer term, China and the Russian Federation represent growth opportunities

+ Russian Federation



+ China
+ South East Asia

Downturn in demand for explosives or initiation systems

Unscheduled plant shutdown

Increased activity from competitors

Disruption to raw materials supply and pricing

Unforeseen difficulties with recent acquisitions

Deterioration in Joint Venture arrangements




Dyno Nobel



*Refer to Section 11 for a description of the key risk factors that could affect the future financial performance of the Company. Prospective Applicants should read the entire Prospectus before applying for Shares under the Offer.

KEY INVESTMENT RISKS


EXPLOSIVE
NONEL® NON-ELECTRIC DETONATORS
DYNO
Dyno Nobel
EXPLOSIVE
NONEL® NON-ELECTRIC DETONATORS
DYNO

DYNO NOBEL'S STRATEGY

Dyno Nobel's strategy is to be the leading full service commercial explosives supplier and to be the supplier of choice for safe, reliable, technically advanced products while providing Shareholders with attractive returns. There are six key initiatives which will drive this strategy:

- capitalise on the current strength of the explosives markets by securing access to further competitively priced AN supplies;
- target entry into expected high growth regions including Asia and Latin America;
- optimise the North American distribution model;
- improve the Company's IS production platform;
- grow DetNet – Dyno Nobel's electronic detonator joint venture – into profitability; and
- maximise synergies from acquisitions.

Investment Overview


01

1.1 Group overview

Dyno Nobel Limited ("Company"), incorporated in Australia on 4 January 2006, is seeking to list on ASX. At the time of Listing, the Company and its Subsidiaries' ("Dyno Nobel", "Dyno Nobel Group", or "Group") principal activities will be the manufacture and distribution of commercial explosives and related products and services in North America and Australia.

In North America, Dyno Nobel is the only fully integrated manufacturer of a complete range of explosives and accessories and related services.

In Australia, Dyno Nobel offers a full range of explosives products, primarily selling to leading global resources companies.

1.2 Key investment highlights

Leading market positions

Dyno Nobel is the market leader (by revenue) in North America, the largest explosives market in the world. Dyno Nobel's management estimate that the Group is approximately 50% larger (by revenue) than the next largest competitor in North America. Dyno Nobel is also the number two explosives supplier in Australia.

Strong outlook for explosives demand

Dyno Nobel's management expects that North American and Australian demand for explosives will continue to increase over the medium term. In the North American market, Dyno Nobel's management expect revenue growth will be driven by growing thermal coal demand for electricity generation, the depletion of near-surface coal and metal reserves leading to an increase in mine strip ratios as well as increased demand for higher margin blasting products, and a strong outlook for public construction and infrastructure fuelling demand for aggregate.

In Australia, Dyno Nobel's management expect revenue growth to be driven largely by increasing demand for metallurgical coal and iron ore production to support increased steel production in North Asia, especially China.

Attractive industry dynamics

In recent years, strong growth in demand for explosives has outstripped supply, leading to a shortage of explosives grade ammonium nitrate ("AN") in North America and Australia. In North America, these supply constraints have benefited groups like Dyno Nobel, which sources the bulk of its AN requirements from internal sources. Demand growth has also supported explosives companies operating in Australia, where high cost imports have provided an environment in which customers are more favourably disposed to support necessary AN production capacity expansion projects.

Industry restructuring has been driven by a number of factors, including increasingly stringent regulation of the transport and storage of explosives, economies of scale, established, long-term customer relationships, and supply chain complexities. These factors have also led to higher costs of industry participation for new and existing players.

Fully integrated operations

Dyno Nobel is the only integrated manufacturer of a complete range of explosives, Initiation Systems ("IS"), accessories and complementary services in North America. Its five explosive-grade AN plants are well located to service key explosives markets on a competitive delivered-cost basis. Dyno Nobel has the in-house production capacity to supply approximately 85% of its AN requirements in North America. Dyno Nobel's IS plants supply most of the

DYNO NOBEL CORE BUSINESSES AND FACILITIES


DYNO
Dyno Nobel
North America
Australia
Ammonium Nitrate facilities
6(1)
1 (50% owned)
Packaged facilities
5
–
Bulk explosives facilities
20(2)
3
Initiation Systems facilities
6 (manufacturing/assembly)
1 (assembly)
Distribution sites
336
21
End user segments (by value)
Research and Technology facilities
4
Coal Mining
Metals Mining (inc Iron Ore)
Quarry and Construction
Other

(1) Includes St Helens.
(2) A further 12 Bulk facilities operated by Joint Ventures.

Group's internal requirements in North America as well as supplying some products and components to a number of competitors and export customers.

Dyno Nobel owns a trucking operation which Dyno Nobel's management believe provides the Group with an important competitive advantage in relation to the storage and transportation of explosives. Dyno Nobel also operates a multi-channel distribution model that provides extensive access to customers and the flexibility to service a diverse and disparate customer base.

In Australia where the market is less fragmented, Dyno Nobel has established itself as a competitive player through achieving a low cost AN position in the key Bowen Basin and Pilbara markets and an IS assembly capability at Helidon to ensure it can satisfy the requirements of its customers.

Strong earnings profile

The Directors are forecasting double digit pro forma EBITDA growth in FY2006. This forecast is underpinned by:

> continued operational improvement initiatives;

> a number of acquisitions completed since 1 December 2005 and continued realisation of synergies from acquisitions in recent years;

> strict return on investment criteria and a disciplined approach to capital allocation; and

> a contract pricing model that mitigates the Company's exposure to movements in input costs.

Solid platform for earnings growth in existing markets and entry into Asia and Latin America

Dyno Nobel's management has identified a number of attractive growth opportunities and the Company has borrowing capacity to fund these initiatives.

Opportunities within existing operations include:

> expanding AN production facilities – expansion of Cheyenne facility has been approved and other feasibility studies are underway;

> simplifying the IS manufacturing platform and expanding the Company's manufacturing footprint (especially in lower cost countries);

> exploring opportunities to broaden Dyno Nobel's North American distribution footprint; and

> exploring acquisition opportunities in "adjacent" business sectors such as drilling and blasting services.

In addition, Dyno Nobel has identified opportunities to enter the high growth Asian and Latin American regions. Other global expansion opportunities will also be considered as they arise.

Experienced Board and Management

Peter Richards (CEO) leads an experienced Senior Management Team with a range of explosives industry backgrounds and an average experience in the industry of approximately 16 years. Dyno Nobel's management have demonstrated their ability to profitably grow the business and to successfully execute and implement strategic acquisitions.

The Board comprises a majority of independent Directors with a broad array of experience and skills, both in Australia and overseas, in the fields of asset management, law, energy infrastructure, explosives and IS.

1.3 Key investment risks

Investors should be aware that there are risks associated with any investment in the stock market. In addition, there are a number of risk factors specific to Dyno Nobel, the industry in which it operates and the general business environment. These risk factors may be outside the control of the Company, the Directors and the Senior Management Team and may have an impact on the operating and financial performance of the Company.

Major areas of risks associated with an investment in the Company include:

> a downturn in demand for explosives or IS;

> an unscheduled plant shutdown resulting in an inability to supply customers;

> an increase in competitive activity from existing or new explosives companies;

> a disruption to the Group's ability to obtain raw materials on a timely or cost-effective basis;

> a delay in integrating the Group's recent acquisitions with the existing businesses; and

> a deterioration in arrangements with Joint Venture partners.

In addition, a significant appreciation of the Australian dollar relative to the US dollar would adversely affect the Australian dollar value of the Company's earnings and dividends declared.

The Company will also assume various obligations associated with its acquisition of the North American and Australian operations from DNH. Refer to Sections 3.2 and 12.5.1 for details of this transaction and Section 12.5.2.10 for detail on some of the specific obligations. By assuming these obligations, the Company is subject to the usual risks associated with an acquisition (such as breaches of vendor warranties regarding the acquisition, as well as the risks associated with business separation and the provision of transitional services).

Prior to applying for Shares, prospective Applicants should read the entire Prospectus and, in particular, should consider the assumptions underlying the Forecast Financial Information in Section 8, the sensitivity analysis in Section 8.6 and the key risk factors in Section 11 that could affect the future financial performance of the Company.

1.4 Business strategy

Dyno Nobel's strategy is to be the leading full service commercial explosives supplier and to be the supplier of choice for safe, reliable, technically advanced products while providing Shareholders with attractive returns. There are six key initiatives which will drive this strategy:

> capitalise on the current strength of the explosives markets by securing access to further competitively priced AN supplies;

> target entry into expected high growth regions including Asia and Latin America;

> optimise the North American distribution model;

> improve the Company's IS production platform;

> grow DetNet – Dyno Nobel's electronic detonator joint venture – into profitability; and

> maximise synergies from acquisitions.

Further details about the Company's business strategy are set out in Section 5.6.

1.5 Summary financial information

Because the Dyno Nobel Group's US$ denominated revenue is forecast to represent more than 65% of the Group's pro forma FY2006 revenue, the Directors believe US dollar reporting represents the best indicator of Dyno Nobel's financial results. For the same period, the Directors are forecasting pro forma consolidated net profit after tax of US$84.6 million pre amortisation and US$82.8 million post amortisation (A$112.7 million and A$110.4 million respectively, at an exchange rate of US$0.75:A$1.00).

The tables below set out summary pro forma historical and Directors' Pro Forma Forecast for Dyno Nobel prepared on two different consolidation bases: the equity method basis, and the proportionate consolidation basis.

Under the equity method basis, which is in accordance with applicable Australian equivalents of International Financial Reporting Standards ("AIFRS"), Dyno Nobel accounts for the jointly controlled entities by including its share of each jointly controlled entity's net profit after interest and tax in Dyno Nobel's pro forma EBITDA.

TABLE 1.5.1: SUMMARY OF DYNO NOBEL PRO FORMA HISTORICAL INFORMATION AND DIRECTORS' PRO FORMA FORECAST – EQUITY METHOD BASIS (US$ AND A$) – FY2004 TO FY2006

	FY2004[6] US$m	FY2005[6] US$m	FY2006[7] US$m	FY2004[3,6] A$m	FY2005[3,6] A$m	FY2006[3,7] A$m
Pro forma revenue from operating activities	975.1	1,136.1	1,186.3	1,326.7	1,493.0	1,581.8
Pro forma EBITDA[1,2]	129.7	132.0	186.1	176.4	173.5	248.2
Pro forma NPBT[1]			123.0			164.1
Pro forma NPAT			82.8			110.4
Pro forma NPAT (pre amortisation)[4,5]			84.6			112.7

Notes:

(1) Pro forma EBITDA and pro forma NPBT as presented are inclusive of Dyno Nobel's share of net profit after tax of jointly controlled entities accounted for using the equity method basis.

(2) In arriving at pro forma EBITDA, interest is defined as net financing costs, which include interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses on financing items, gains and losses on hedging instruments on financing items, that are recognised in profit or loss, the interest cost arising from the unwinding of the effect of discounting on defined benefit post-employment (superannuation/pension) plans, the expected return on defined benefit plan assets and the interest cost arising from the unwinding of the effect of discounting on provisions as set out in the accounting policies note in the Appendix.

(3) US$ historical pro forma financial information has been translated into A$ at the average monthly exchange rate for the financial year being US$0.735:A$1.00 for FY2004 and US$0.761:A$1.00 for FY2005. US$ Forecast Financial Information for FY2006 has been translated into A$ at US$0.75:A$1.00.

(4) Amortisation relates to intangible assets arising from acquisitions.

(5) Pro forma NPAT (pre amortisation) excludes amortisation and the associated tax effect.

(6) The pro forma historical information is not based on actual historical financial information for the Company or DNH. Rather, it has been derived from the financial information of the major operating businesses that will form part of the Group. Refer to Section 7.2 for more information on the basis of preparation.

(7) The Directors' Pro Forma Forecast for FY2006 differs from the Directors' Statutory Forecast for that period, as detailed in Section 8.5.

Under the proportionate consolidation basis, Dyno Nobel accounts for its interest in joint ventures by including its share of each joint venture's revenue, cost of sales, other income and other expenses in the respective line items. The Directors consider this presentation is relevant to investors as it provides a measure of Dyno Nobel's effective economic interest in its joint ventures and is consistent with how the Directors measure the business internally. However, the proportionate consolidation basis is not consistent with AIFRS and does not represent the basis upon which information will be presented in the Company's statutory consolidated financial reports.

TABLE 1.5.2: SUMMARY OF DYNO NOBEL PRO FORMA HISTORICAL INFORMATION AND DIRECTORS' PRO FORMA FORECAST – PROPORTIONATE CONSOLIDATION BASIS (US$ AND A$) – FY2004 TO FY2006

	FY2004 US$m	FY2005 US$m	FY2006 US$m[4]	FY2004 A$m	FY2005 A$m	FY2006 A$m[4]
Pro forma revenue from operating activities	1,085.5	1,273.8	1,325.8	1,476.9	1,673.9	1,767.8
Pro forma EBITDA[1,2]	143.5	148.7	202.5	195.2	195.4	270.0
Pro forma NPBT[1]			126.9			169.1
Pro forma NPAT			82.8			110.4
Pro forma NPAT (pre-amortisation)[3]			84.6			112.7

Notes:

(1) Refer to notes to Table 1.5.1 for details of exclulsions from pro forma EBITDA.

(2) Refer to notes to Table 1.5.1 for details of exchange rates applied.

(3) Refer to notes to Table 1.5.1 for details of amortisation.

(4) Refer to notes to Table 1.5.1 for details of differences between Directors' Pro Forma Forecast and Statutory Forecast.

It should be noted that, for both tables, part of the increase in pro forma revenue and pro forma EBITDA expected in FY2006 represents synergies from the integration of newly acquired businesses, although the base pro forma historical results of those acquisitions have, in general, been included in the pro forma financial information for consistency (refer to Section 8.3.1.1).

It should also be noted that the Directors' Pro Forma Forecast includes the full year benefit of a number of acquisitions (refer to Section 5.2) and cost restructuring initiatives and excludes certain costs on the basis that they are of a non-recurring nature. When the Company reports its actual FY2006 result, it will report using the statutory basis which reflects the actual timing of these acquisitions and initiatives and the costs of the non-recurring items. A comparison of the FY2006 forecast on the statutory, equity method and proportionate consolidation basis is presented in Table 1.5.3. Details of the differences between the Directors' Pro Forma Forecast and the Directors' Statutory Forecast are provided in Section 8.5.

TABLE 1.5.3: SUMMARY OF DYNO NOBEL FORECAST FINANCIAL INFORMATION – (US$ AND A$) – FY2006

	FY2006 Statutory[4] US$m	FY2006 Pro forma equity method basis US$m	FY2006 Pro forma proportionate consolidation basis US$m	FY2006 Statutory[4] A$m	FY2006 Pro forma equity method basis A$m	FY2006 Pro forma proportionate consolidation basis A$m
Pro forma revenue from operating activities	1,169.7	1,186.3	1,325.8	1,559.6	1,581.8	1,767.8
Pro forma EBITDA[1,2]	167.1	186.1	202.5	222.8	248.2	270.0
Pro forma NPBT[1]	95.4	123.0	126.9	127.2	164.1	169.1
Pro forma NPAT	61.6	82.8	82.8	82.2	110.4	110.4
Pro forma NPAT (pre-amortisation)[3]	63.3	84.6	84.6	84.4	112.7	112.7

Notes:

(1) Refer to notes to Table 1.5.1 for definition of interest.

(2) Refer to notes to Table 1.5.1 for details of exchange rates applied.

(3) Refer to notes to Table 1.5.1 for details of amortisation.

(4) The Pro forma Statutory Forecast differs from the Pro forma Forecast due to timing differences and the impact of certain significant non-recurring items.

Further detailed pro forma historical and forecast financial information relating to Dyno Nobel, including a description of the methodology and accounting policies adopted in connection with the preparation of that pro forma financial information, is set out in Sections 7 and 8 and the Appendix.

Prospective investors should review the pro forma financial information in conjunction with the Investigating Accountants' Report in Section 9, the Independent Review of Directors' Forecast in Section 10, the risk factors set out in Section 11 and other information set out in this Prospectus.

1.6 Dividend policy

Dividends to Shareholders, to the extent they are paid, are expected to be payable in arrears for half yearly periods ending 30 June and 31 December.

Subject to the Directors' discretion and their assessment of investment opportunities for the Company, the Directors expect to distribute to Shareholders 40% to 50% of net profit after tax. The Directors anticipate that a first dividend to Shareholders will be declared in respect of the half year period ending 31 December 2006.

As most of Dyno Nobel's earnings are currently generated in North America, it is unlikely that dividends will be franked to any material extent in the foreseeable future. Accordingly, the Directors may consider alternative mechanisms for efficiently providing returns to Shareholders.

The Directors can give no assurance as to the extent or timing of dividends, nor the level of franking of dividends, as these matters will depend upon future events, including the profitability, capital requirements and taxation position of the Company from time to time. The payment of dividends by the Company will be at the complete discretion of the Directors.

1.7 Background to the Offer

On 19 September 2005, a consortium of investors ("Consortium" and "Existing Investors") announced that it was successful in its bid to acquire Dyno Nobel Holding ASA ("DNH") for US$1.7 billion. The Consortium also announced that it intended to separate DNH into two business groups, retaining principally DNH's North American and Australian businesses and selling DNH's businesses outside those regions to Orica Ltd ("Orica"). The Offer is being made to give effect to the Consortium's intention to list the retained businesses on ASX and to provide an opportunity for the Consortium to realise a portion of its investment (refer to Section 3.2).

The Offer consists of a total of approximately 464.6 million Shares, based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.75:A$1.00 on the Closing Date for the Institutional Offer.

The Offer comprises:

> a Retail Offer, which consists of:
  (i) the General Offer, which is open to Australian resident Retail Investors; and
  (ii) the Broker Firm Offer, which is open to Australian resident Retail Investors who have received a firm allocation from their Broker. Applicants under the Retail Offer must apply for a dollar value of Shares, with a minimum amount of A$2,000 and in multiples of A$500 thereafter; and

> an Institutional Offer, which consists of an invitation to certain Institutional Investors in Australia, the US and certain other overseas jurisdictions to bid for Shares.

In connection with the Offer, the Company will also be issuing Shares to Existing Investors and certain members of the Senior Management Team, as further described in Sections 3.2 and 3.12. The allocation of Shares between the Retail Offer and the Institutional Offer will be determined by the Global Coordinator, in consultation with the Joint Lead Managers and the Company.

All Shares offered for issue under the Offer will rank equally with each other, including those Shares issued to Existing Investors and Management Investors.

Full details of the Offer are set out in Section 3.

TABLE 1.7.1: SOURCES AND APPLICATION OF FUNDS

	A$m
Sources	
Gross proceeds under the Offer[1]	966.4
Total[1]	**966.4**
Applications	
Fund redemption of a portion of each Existing Investor's investment[1]	496.5
Repay US$325.6 million of debt[2]	434.1
Fund the costs of the Offer[1]	35.8
Total[1]	**966.4**

Notes:

(1) Based on the mid-point of the Indicative Price Range and foreign exchange rate assumption of US$0.75:A$1.00. Note that gross proceeds from the Offer and the number of Shares to be issued are different to the assumptions used in the pro forma consolidated balance sheet of the Dyno Nobel Group and parent entity balance sheets as detailed in Sections 7.5 and 7.6, due to the use of different exchange rates. The pro forma consolidated and pro forma parent entity balance sheets assume Shares are issued and debt repaid based on the foreign exchange rate of US$0.732:A$1.00 as at 31 December 2005.

(2) Based on forecast amount of outstanding net debt at listing. The exact amount of funds raised to repay debt may vary depending on changes in the level of net debt in the Company prior to listing and the US$:A$ exchange rate on the Closing Date of the Institutional Offer.

1.8 Equity ownership structure

The table below sets out the ownership of Shares following the Offer[1]:

TABLE 1.8.1: OWNERSHIP OF THE COMPANY AT THE COMPLETION OF THE OFFER

	Number of Shares[1,2,5] (million)	%
Existing Investors[3]	337.7	41.9
Management[4,6]	7.8	1.0
New Shareholders pursuant to the Offer[6]	460.4	57.1
Total Shares	**805.9**	**100.0**

Notes:

(1) These figures assume the redemption of the CRPS held by Existing Investors (refer Section 3.2.2).

(2) Based on the mid-point of the Indicative Price Range and foreign exchange rate assumption of US$0.75:A$1.00. Note that gross proceeds from the Offer and the number of Shares to be issued are different to the assumptions used in the pro forma consolidated and parent entity balance sheets as detailed in Sections 7.5 and 7.6, due to the use of different exchange rates. The pro forma consolidated and parent entity balance sheets assume Shares are issued and debt repaid based on the foreign exchange rate of US$0.732:A$1.00 as at 31 December 2005.

(3) Refer to Section 3.2.2 for details of escrow arrangements applying to Macquarie Investments Australia Pty Ltd (MIAPL).

(4) Refer to Section 3.12.2 for details of escrow arrangements applying to Management.

(5) Based on forecast debt repayment outlined in Table 1.7.1.

(6) The total number of Shares available under the Offer includes a portion of the Shares issued to Management (refer to Section 3.12.1).

The Existing Investors comprise a consortium of institutional investors that typically invest in listed equity securities.

Macquarie Investments Australia Pty Ltd ("MIAPL") (a wholly-owned subsidiary of Macquarie Bank), is an Existing Investor and it will hold approximately 28.4 million Shares after completion of the Offer, representing approximately 4% of the Company's issued capital, based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.75:A$1.00 on the Closing Date of the Institutional Offer. MIAPL has agreed to an escrow arrangement with the Company under which it will be restricted from dealing with the Shares until three business days after the announcement of the Company's FY2006 results. Existing investors (apart from MIAPL) are not subject to escrow and are permitted to sell or buy Shares in the Company.

1.9 Minimum subscription amount

A minimum subscription amount under the Offer is required to fund the redemption of the CRPS, to repay approximately US$325.6 million of debt and to cover the costs of the Offer.

The Offer will not proceed, and all Applications and Application Monies will be returned to Applicants (without interest), unless a minimum subscription amount of A$670.0 million is raised under the Offer. The Company reserves the right not to proceed with the Offer or any part of it at any time before the allotment of Shares to Applicants in the Retail Offer and Bidders in the Institutional Offer.

1.10 How to apply for Shares

Details on how to apply for Shares are included in Section 3. If you have any questions about how to invest in the Company, you should contact your stockbroker, accountant or other professional adviser.

1.11 Enquiries

All enquiries in relation to this Prospectus should be directed to the Dyno Nobel Offer Information Line on 1800 502 497 or by contacting a Syndicate Member (see the Corporate Directory for contact details). Information about the Offer is also available to Australian resident investors in Australia on the Dyno Nobel Share Offer website at www.shareoffer.dynonobel.com.

Investors will be able to contact the Dyno Nobel Offer information line to find out details of their allocations from 8.30am (AEST) on the date of Listing, expected to be 7 April 2006. Notices informing Applicants of the outcome of their Applications are expected to be despatched by standard post on or about 12 April 2006.

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Questions and Answers



Topic	Summary	Where to Find More Information
Who is the issuer of this Prospectus?	Dyno Nobel Limited	Sections 5 and 12
What is the Offer?	> The Offer is an initial public offer of Shares	Section 3
	> Retail Offer Applicants will be required to apply for a dollar value of Shares. The Final Price will only be set after the conclusion of the Institutional Offer bookbuild and may be set above, within or below the Indicative Price Range of A$1.89–A$2.27 per Share	Section 3.7
How will the proceeds of the Offer be used?	> The proceeds will be used to fund the redemption of a portion of each Existing Investors' investment, to repay a certain portion of the Company's debt and to fund the costs of the Offer	Section 3.5
Is the Offer underwritten?	> No, the Offer is not underwritten	Section 3.11
What are the key dates of the Offer?	> The Retail Offer opens on 13 March 2006 > The Retail Offer closes at 5.00pm (AEDT) on 31 March 2006 > The Shares are expected to be quoted on ASX on 7 April 2006, initially on a conditional and deferred settlement basis > Holding statements are expected to be despatched on or about 12 April 2006 and the Shares are expected to commence trading on a normal basis on 13 April 2006 > The Company, in consultation with the Joint Lead Managers, reserves the right to alter any of the dates relating to the Offer described in this Prospectus without notice	Key Offer statistics
What are the Offer features and terms?	> The Company seeks to raise A$902.4–A$1,030.5 million (based on the Indicative Price Range) > The minimum Application for Retail Investors is A$2,000 worth of Shares, thereafter in multiples of A$500 > The minimum Application for Institutional Investors is 50,000 Shares > The Global Coordinator, in consultation with the Joint Lead Managers and the Company, reserves the right to reject any Application or to allocate a lesser number of Shares than that applied for	Section 3.7
What are the significant benefits of the Offer?	> The Offer is expected to provide investors with an investment in a company with a range of attributes including: > market leadership in the North American explosives market; > exposure to continuing strong demand for explosives in North America and Australia; and > potential growth opportunities through expanding the Company's operations in existing markets and possible expansion into the Asian and Latin American markets	Section 5

Topic	Summary	Where to Find More Information
What are the potential significant risks?	> Investors will be exposed to standard market conditions which may cause the market price of the Shares to fall as well as rise > The underlying assets may not perform as expected, affecting the market price of the Shares and the Company's ability to pay dividends > Key areas of risk include (but are not limited to): > a downturn in the demand for explosives and initiation systems; > an unscheduled plant shutdown resulting in an inability to supply customers; > an increase in competitive activities from existing or new explosives companies; > a disruption to the Group's ability to obtain raw materials on a timely or cost-effective basis; > a delay in integrating the Group's recent acquisitions with the existing business; and > a deterioration in arrangements with Dyno Nobel's distribution Joint Venture partners	Section 11
What are the significant tax implications?	> Shareholders will be subject to Australian tax on dividends > The tax consequences for investors will differ depending on their individual circumstances, and particularly for non-resident Shareholders > Investors should consider seeking tax advice prior to an investment	Section 12.9
What are the costs and amounts payable by the Company?	> The costs of the Offer (including the fees payable to the Global Coordinator), are estimated to total A$35.8 million, based on the mid-point of the Indicative Price Range. These costs are payable out of the proceeds of the Offer	Section 12.12
When will I receive dividends?	> Dividends, to the extent they are paid, are expected to be payable in arrears for half yearly periods ending 30 June and 31 December > The Directors anticipate the first dividend to Shareholders will be declared with respect to the half year period ending 31 December 2006 > As the majority of its earnings are currently generated in North America, it is unlikely that dividends will be franked to any material extent for the foreseeable future > The Directors can give no assurance as to the extent or timing of dividends, nor the level of franking of dividends	Section 1.6
Will there be a Dividend Reinvestment Plan ("DRP")?	> The Directors have approved a DRP, however, no decision has been made as to the commencement date of the DRP.	Section 12.8

Topic	Summary	Where to Find More Information
What are the Company's borrowings?	> The net controlled borrowings of the Company will total approximately US$445 million (or approximately A$566 million)[1] immediately following Listing (excluding an estimated US$30 million in non-controlled Joint Venture debt)	Section 7.5.1
Is there any commission payable to financial advisers?	> Brokers in the Broker Firm Offer will receive a fee of 1.50% on the value of Shares which they submit Applications for. This fee is payable by the Company	Section 12.5.4.1
	> Participating organisations of ASX will receive a handling fee of 1.00% on stamped Application Forms which receive an allocation of Shares under the General Offer, payable by the Company. There is a cap on such handling fees of A$300 per Application (or multiple Applications believed to be from the same person)	Section 3.16
How can further information be obtained?	> By reading this Prospectus in its entirety > By speaking to your stockbroker, accountant or other professional adviser > By calling the Dyno Nobel Offer Information Line on 1800 502 497 > For Australian residents only, by visiting the Dyno Nobel Share Offer website at www.shareoffer.dynonobel.com	
How do I apply for Shares?	> By submitting a valid Application Form within or accompanying this Prospectus (including, for Australian residents only, the electronic version of the Prospectus), in accordance with the instructions	Section 3.7
What is the allocation policy?	> The Global Coordinator, in consultation with the Company and the Joint Lead Managers, has discretion regarding the allocation of Shares between the Retail Offer and the Institutional Offer	Section 3.4
	> The Global Coordinator, in consultation with the Company and the Joint Lead Managers, has discretion regarding the allocation of Shares under the Retail Offer and may reject any Application, or allocate a lesser amount of Shares than that applied for, in its absolute discretion	Section 3.4
	> The Joint Lead Managers, in consultation with the Company, have discretion regarding the allocation of Shares under the Institutional Offer and may reject any Application, or allocate a lesser amount of Shares than that applied for, in their absolute discretion	
Who are the advisers to the Offer?	> Macquarie Equity Capital Markets Limited is the Global Coordinator > Macquarie Equity Capital Markets Limited and Credit Suisse (Australia) Limited are Joint Lead Managers to the Offer > Allens Arthur Robinson is the Australian legal adviser to the Company in connection with the Offer > Deloitte Touche Tohmatsu has prepared the Investigating Accountants' Report on Pro forma Historical Financial Information > Deloitte Corporate Finance Pty Limited has prepared the Independent Review of Directors' Forecasts	Section 12.11
Contact details	> For further contact details, refer to the Corporate Directory of this Prospectus	Inside back cover

(1) Based on a foreign exchange rate assumption of US$0.75:A$1.00



Details of the Offer

03

3.1 Important dates

Retail Offer opens	13 March 2006
Retail Offer closes	31 March 2006 at 5.00pm (AEDT)
Institutional Offer opens	4 April 2006
Institutional Offer closes	5 April 2006 at 12.00pm (AEST)
Final Price and allocation announcement	7 April 2006
Expected commencement of trading on ASX (conditional and deferred settlement basis)	7 April 2006
Institutional Offer settlement	11 April 2006
Issue and allotment of Shares	12 April 2006
Expected despatch of Shareholder statements	12 April 2006
Shares expected to begin trading on a normal basis on ASX	13 April 2006

Note: All the above dates are indicative only. The Company, in consultation with the Joint Lead Managers, reserves the right to vary these dates and times, including to close the Offer early or withdraw the Offer, to extend the Closing Date or to accept late Applications (either generally or in particular cases) without notifying any recipient of this Prospectus or any Applicants. Investors are encouraged to submit their Applications as soon as possible as the Offer may close at any time without notice.

3.2 Background to the Offer

3.2.1 Background

On 19 September 2005, the Consortium announced that it was successful in its bid to acquire Dyno Nobel Holding ASA ("DNH") for US$1.7 billion. At that time, DNH had extensive global operations, including in countries throughout North America, Latin America, Europe, Middle East, Africa, Australia and Asia.

The Consortium stated that it intended to separate DNH into two business groups, retaining one group of businesses and divesting the other group of businesses to Orica. The retained group would contain DNH's Australian and North American businesses, an IS production facility in Mexico and a 50% interest in the DetNet electronic IS joint venture ("Dyno Nobel Businesses"). The Consortium indicated that it would ultimately seek to list these businesses on ASX.

The Consortium agreed to sell DNH's remaining businesses (comprising the Latin American, Asian, European, Middle Eastern and African businesses) ("Orica Businesses") to Orica for US$685 million (subject to obtaining necessary regulatory approvals). The terms of this sale are contained in the Umbrella Deed (refer to Section 12.5.2).

The Consortium committed US$350 million of funds to the acquisition of DNH, in return for which the Existing Investors were issued with shares in special purpose vehicles set up to facilitate their investment on 28 November 2005. Debt funding was provided for the balance of the acquisition price.

As part of the restructure to separate DNH's assets and sell the Orica Businesses to Orica, the following steps have been or will be taken:

(a) the Company will acquire the Dyno Nobel Businesses from the Consortium by acquiring the shares of DNH shortly before the issue of Shares under the Offer;

(b) prior to the Company acquiring DNH, it is intended that as many as possible of the entities relating to the Orica Businesses which are currently owned by DNH will be transferred to Orica or to an intermediate holding company owned by the Consortium; and

(c) the Existing Investors have agreed to dispose of their shares in the special purpose vehicles in which they initially invested, in return for securities in the Company. A portion of the Existing Investors' securities in the Company will be redeemed for cash as part of the Offer, in effect allowing a partial realisation of the Existing Investors' investment in the Company.

Further details of the restructuring steps, including details of various rights and obligations assumed by the Company following the acquisition of DNH, are set out in Section 12.5.2.

Since the Consortium's initial purchase of DNH, it has also approved and funded a series of North American acquisitions undertaken by DNH (refer to Section 5.2). These new businesses form part of the Dyno Nobel businesses that are being acquired by the Company.

The Offer is being made to give effect to the Consortium's intention to list the Dyno Nobel Businesses on ASX and to provide an opportunity for Existing Investors to realise a portion of their investment.

3.2.2 Consortium arrangements

The Existing Investors' current investment in DNH is held indirectly through their shareholdings in DNH's ultimate parent company, Macquarie Industrial Investments Norway AS ("MIINAS") (refer to Section 12.5.2.1 for a diagram of the current corporate structure). The Offer provides Existing Investors with the opportunity to realise a portion of their investment, and to retain an exposure to the Dyno Nobel Businesses by replacing the balance of their shareholding in MIINAS with a shareholding in the Company. In order to achieve this outcome, the following steps will be taken:

> for that portion of their investment to be realised, Existing Investors will subscribe for convertible redeemable preference shares in the Company ("CRPS"). The Company intends to redeem each CRPS on issue shortly after Settlement, in which case the Company will pay the Final Price for each CRPS redeemed; and

> for the portion of their investment to be retained after the Offer, Existing Investors will subscribe for Shares.

The total number of Shares on issue on completion of the Offer will be 805.9 million. As described in Section 3.5, the Company will issue sufficient number of Shares under the Offer to fund the redemption of CRPS held by Existing Investors, repay approximately US$325.6 million of debt and pay the costs of the Offer. The remaining Shares on issue on completion of the Offer will be held by the Existing Investors. In aggregate, Existing Investors will retain 59% of their investment and will realise 41% via the redemption of CRPS (although individual Existing Investors may receive more or less CRPS, depending on the amount of their investment realised through the Offer). Accordingly:

> at the top of the Indicative Price Range – Existing Investors will, in aggregate, be issued 348.2 million Shares and 246.2 million CRPS, and will be entitled to receive redemption proceeds of A$558.8 million;

> at the mid-point of the Indicative Price Range – Existing Investors will in aggregate be issued 337.7 million Shares and 238.7 million CRPS, and will be entitled to receive redemption proceeds of A$496.5 million; and

> at the bottom of the Indicative Price Range – Existing Investors will in aggregate be issued 325.0 million Shares and 229.7 million CRPS, and will be entitled to receive redemption proceeds of A$434.2 million.

The estimates above are based on a foreign exchange rate assumption of US$0.75:A$1.00 on the Closing Date of the Institutional Offer.

If the Final Price is set above or below the Indicative Price Range, the number of Shares and CRPS to be issued to Existing Investors, and their redemption proceeds, will increase or reduce, accordingly.

The CRPS and the Shares will be issued on the same date as the Company completes its acquisition of DNH, which will be shortly before the issue of Shares under the Offer. The terms of the CRPS are described in Section 12.3.2.

Based on the mid-point of the Indicative Price Range, Macquarie Investments Australia Pty Ltd ("MIAPL"), a wholly owned subsidiary of Macquarie, will hold approximately 28.4 million Shares after completion of the Offer, representing approximately 4% of the Company's issued captial (refer to Section 3.7).

MIAPL has agreed to an escrow arrangement with the Company under which it will be restricted from dealing with the Shares until three business days after the announcement of the Company's FY2006 results.

Existing Investors (apart from MIAPL) are not subject to escrow and are permitted to sell or buy Shares in the Company.

The Offer will not proceed, unless at the time the Offer proceeds to Settlement the Board has resolved to redeem all CRPS in the manner described above.

MIAPL is an Existing Investor and has a current investment comprising approximately 21% of the Consortium's equity funding.

Under the arrangements establishing the Consortium, the Existing Investors have agreed that Macquarie will receive a portion of any profit achieved by the other members of the Consortium determined by reference to the increase in value of the Consortium's investment from the time of investment in September 2005 until the realisation of that investment, whether through the Offer or otherwise. Upon completion of the Offer, the value of the Consortium's investment will be determined by reference to the Final Price.

3.3 The Offer

The Offer comprises the Retail Offer and the Institutional Offer, and consists of 464.6 million Shares based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.75:A$1.00 on the Closing Date for the Institutional Offer (which will represent 58% of the total Shares following completion of the Offer including a portion of the Shares issued to Management under the Offer). Further information regarding the number of Shares to be issued under the Offer is set out in Section 3.6. Details about the issue of Shares to Existing Investors and Management Investors are set out in Sections 3.2.2 and 3.12 respectively.

All Shares under the Offer will be issued at the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined by MIAPL, as representative of the Consortium, in consultation with the Company, Credit Suisse (Australia) Limited ("Credit Suisse") and Macquarie Equity Capital Markets Limited ("MECM"), after the close of the Institutional Offer as described in Section 3.8. The Final Price may be set within, above or below the Indicative Price Range. For additional information on the determination of the Final Price, refer to Section 3.8.3.



3.4 Purpose of the Offer

The purpose of the Offer is to:

> achieve listing on ASX to broaden the Company's Shareholder base;

> provide an opportunity for Existing Investors to realise a portion of their investment;

> raise funds to pay down US$325.6 million of the Company's debt;

> provide a liquid market for Shares; and

> improve access to capital markets to fund future growth opportunities.

3.5 Use of proceeds

The total gross proceeds of the Offer will be equal to the number of Shares issued under the Offer multiplied by the Final Price. The total gross proceeds of the Offer are expected to be between A$902.4 million and A$1,030.5 million, based on the Indicative Price Range and a foreign exchange assumption of US$0.75:A$1.00 on the Closing Date for the Institutional Offer.

TABLE 3.5.1: SOURCES AND APPLICATION OF FUNDS

	A$m
Sources	
Gross proceeds under the Offer[1]	966.4
Total[1]	**966.4**
Applications	
Fund redemption of CRPS held by Existing Investors[1]	496.5
Repay a portion of existing debt[2]	434.1
Fund the costs of the Offer[1]	35.8
Total[1]	**966.4**

Notes:

(1) Based on the mid-point of the Indicative Price Range and foreign exchange rate assumption of US$0.75:A$1.00. Note that gross proceeds from the offer and the number of shares to be issued are different to the assumptions used in the pro forma consolidated balance sheet of the Dyno Nobel Group and pro forma parent entity balance sheets as detailed in Section 7.5 and 7.6, due to the use of different exchange rates. The pro forma consolidated and parent entity balance sheets assume shares are issued and debt repaid based on the foreign exchange rate of US$0.732:A$1.00 as at 31 December 2005.

(2) Based on forecast amount of outstanding net debt at listing. The exact amount of funds raised to repay debt may vary depending on changes in the level of net debt in the Company prior to listing and the US$:A$ exchange rate on the Closing Date of the Institutional Offer.

The Company does not expect to receive any of the proceeds of the Offer, other than an amount to cover the costs of the Offer and to repay a portion of debt. The Directors expect that the Company will have sufficient working capital from its operations and existing funding sources to fund its stated business objectives.

3.6 Structure of the Offer

The Offer is structured as follows:

(a) the Retail Offer, made pursuant to this Prospectus, consisting of:

(i) the Broker Firm Offer, which is open to Australian resident Retail Investors who have received a firm allocation from their Broker (refer to Section 3.7.1); and

(ii) the General Offer, which is open to Australian resident Retail Investors (refer to Section 3.7.2); and

(b) the Institutional Offer, which consists of an invitation to bid for Shares made to Institutional Investors in Australia and a number of overseas jurisdictions and is made pursuant to this Prospectus and, where applicable, the International Offering Circular (refer to Section 3.8).

The Offer will be managed by Macquarie Equity Capital Markets Limited as Global Coordinator and by Macquarie Equity Capital Markets Limited and Credit Suisse (Australia) Limited as Joint Lead Managers. The Offer is not underwritten. Details of the Offer Management Agreement, to which the Company and the Joint Lead Managers are parties, including the termination provisions and the fees payable, are set out in Section 12.5.4.

The Retail Offer and Institutional Offer are conditional on each other. If one does not proceed, the other will not proceed.

All Shares offered for issue under the Offer will be issued subject to the disclosures in this Prospectus and the International Offering Circular, as applicable, and will rank equally with each other, including those Shares issued to Existing Investors and Management Investors.

The ownership structure of the Company after completion of the Offer and the redemption of the CRPS (refer to Section 3.2.2) will be as follows:

TABLE 3.6.1: OWNERSHIP OF THE COMPANY FOLLOWING THE COMPLETION OF THE OFFER

	Number of Shares[1,2,5] (million)	%[1]
Existing Investors[3]	337.7	41.9
Management[4,6]	7.8	1.0
New Shareholders pursuant to the Offer[6]	460.4	57.1
Total	**805.9**	**100.0**

Notes:

(1) These figures assume the redemption of the CRPS held by Existing Investors (refer Section 3.2.2).

(2) Based on the mid-point of the Indicative Price Range and foreign exchange rate assumption of US$0.75:A$1.00 on the Closing Date of the Institutional Offer. Note that gross proceeds from the offer and the number of shares to be issued are different to the assumptions used in the pro forma consolidated balance sheet of the Dyno Nobel Group and parent entity balance sheets as detailed in Sections 7.5 and 7.6, due to the use of different exchange rates. The pro forma consolidated and parent entity balance sheets assume shares are issued and debt repaid based on the foreign exchange rate of US$0.732:A$1.00 as at 31 December 2005.

(3) Refer to Section 3.2.2 for details of escrow arrangements applying to Macquarie Investments Australia Pty Ltd (MIAPL).

(4) Refer to Section 3.12.2 for details of escrow arrangements applying to Management.

(5) Based on forecast debt repayment (refer to Table 3.5.1).

(6) The total number of Shares available under the Offer includes a portion of the Shares issued to Management (refer to Section 3.12.1).

3.7 The Retail Offer

The Retail Offer is open to Australian resident Retail Investors only.

An Applicant in the Retail Offer must have a registered address in Australia and must provide the information requested on the applicable Application Form. Where an Applicant has been offered a firm allocation by the Global Coordinator, another Syndicate Member or other Broker, they will be treated as a Broker Firm Applicant in respect of that allocation (refer Section 3.7.1).

Applicants in the Retail Offer must apply for a minimum value of A$2,000 of Shares and in multiples of A$500 thereafter. There is no maximum value of Shares which may be applied for under the Retail Offer.

Successful Applicants in the Retail Offer will be allotted Shares at the Final Price. Under the terms of the Offer Management Agreement, Macquarie Investments Australia Pty Limited, as representative of the Consortium, in consultation with the Joint Lead Managers and the Company, will determine the Final Price after the close of the Institutional Offer as outlined in Section 3.8.3. An Indicative Price Range has been set at A$1.89 to A$2.27 per Share but the Final Price may be set above, within or below the Indicative Price Range. To the extent permitted by law, the offer by an Applicant in the Retail Offer is irrevocable. The Company and the Global Coordinator will also reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person.

3.7.1 Broker Firm Offer

3.7.1. Who can apply in the Broker Firm Offer?

The Broker Firm Offer is open to Australian resident Retail Investors who have received a firm allocation from their Broker.

3.7.1.2 How to apply in the Broker Firm Offer

If you are a Broker Firm Applicant, you should contact your Broker for information about how to submit your Application Form and for payment instructions. Your Broker will be your agent and, in submitting your Application Form and Application Monies, you must:

> make the cheque, bank draft or money order payable to the Broker that has given you the firm allocation in accordance with their instructions; and

> deliver your completed Application Form and Application Monies to the Broker that has given you the firm allocation as instructed by them.

It is your Broker's responsibility to ensure that your Application Form and Application Monies are submitted before 5.00pm (AEDT) on the Closing Date or any earlier closing date. Dyno Nobel, the Joint Lead Managers and the Registry take no responsibility for any acts or omissions committed by your Broker in connection with your Application.

3.7.1.3 Closing date for the Broker Firm Offer

The Broker Firm Offer opens on 13 March 2006 and closes at 5.00pm (AEDT) on 31 March 2006, subject to amendment by the Company, in consultation with the Joint Lead Managers. Applications lodged with Syndicate Members or other Brokers must be lodged in accordance with the timetable instructions provided by the Syndicate Members or other Brokers or detailed on their websites. The Global Coordinator, in consultation with the Company and the Joint Lead Managers, reserves the right to reject any Application which is submitted by a person who they believe is ineligible to participate in the Broker Firm Offer.

3.7.2 General Offer

3.7.2.1 Who can apply in the General Offer?

The General Offer is open to Australian resident Retail Investors.

3.7.2.2 How to apply in the General Offer

General Offer Applicants must complete and lodge an Application Form attached or within this Prospectus in accordance with the instructions set out on the form.

Applications in the General Offer must be accompanied by a cheque, bank draft or money order for the Application Monies. Cheques, bank drafts or money orders must be drawn on an Australian financial institution in Australian currency and made payable to "Dyno Nobel Share Offer Account" and crossed "Not Negotiable". Cash will not be accepted. Receipts for payment will not be issued.

Alternatively, General Offer Applicants may submit their Applications electronically via the internet and submit their Application Monies using BPAY® (refer to Section 3.7.2.3 for further detail regarding BPAY®). The Application Monies must be provided before 5.00pm (AEDT) on the Closing Date.

Applicants should ensure that sufficient funds are held in the relevant account(s) to cover your cheque(s). If the amount of your cheque(s) for Application Monies (or the amount for which those cheque(s) clear in time for allocation) is insufficient to pay for the amount you have applied for in your Application Form, or your BPAY® payment is for any reason not received or not received in full, you may be taken to have applied for such lower amount as your cleared Application Monies will pay for (and to have specified that amount in your Application Form) or your Application may be rejected.

3.7.2.3 Where to send your Application Form

Completed Application Forms, together with the cheque, bank draft or money order for the Application Monies, should be mailed or delivered to the Registry as set out below:

Postal Address	Delivery Address
Dyno Nobel Limited Share Offer Computershare Investor Services Pty Limited GPO Box 7115 Sydney NSW 2001	Dyno Nobel Limited Share Offer Computershare Investor Services Pty Limited Level 3, 60 Carrington Street Sydney NSW 2000

Alternatively, General Offer Applicants are also able to submit their Application Forms and Application Monies electronically via the internet at www.shareoffer.dynonobel.com with payment through BPAY®. Full details of how to make payment through BPAY® can be found online at www.shareoffer.dynonobel.com.

3.7.2.4 Closing Date for the General Offer

The General Offer opens on 13 March 2006 and closes at 5.00pm (AEDT) on 31 March 2006.

Completed Application Forms and Application Monies must be received by the Registry no later than the date specified above unless the Company, in consultation with the Joint Lead Managers, elects to close the General Offer early or extend the closing date for the General Offer, or accept late Applications either generally or in particular cases. The General Offer may be closed at any earlier date, without notice. General Offer Applicants are therefore encouraged to submit their Applications as soon as possible.

The Global Coordinator, in consultation with the Joint Lead Managers and the Company, reserves the right to reject any Application Form which is not correctly completed or which is submitted by a person who they believe is ineligible to participate in the General Offer, or to waive or correct any errors made by the Applicant in completing their Application.

General Offer Applicants who apply online will be considered to have their Application lodged only when payment through BPAY® is received.

3.7.3 Acceptance of Applications under the Retail Offer

An Application in the Retail Offer is an offer by the Applicant to the Company to subscribe for Shares in the amount specified in the Application Form at the Final Price on the terms and conditions set out in this Prospectus (including any supplementary or replacement prospectus) and the Application Form.

An Application may be accepted in respect of the full amount, or any amount lower than that specified in the Application Form, without further notice to the Applicant. Acceptance of an Application will give rise to a binding contract with acceptance to take place after the quotation of Shares on ASX and Settlement.

3.7.4 Allocation policy under the Retail Offer

The Global Coordinator, in consultation with the Joint Lead Managers and the Company, has discretion regarding the allocation of Shares to Applicants in the Retail Offer and may reject any Application, or allocate a lesser amount of Shares than those applied for, in its absolute discretion. This discretion includes the split of allocation between the Retail Offer and the Institutional Offer, subject to any firm allocations for the Broker Firm Offer.

There is no maximum amount that can be applied for in the Retail Offer. However, the Company and the Global Coordinator reserve the right to treat any Applications in the Retail Offer which are for more than A$100,000, or which are from persons whom they believe may be Institutional Investors, as "Final Price" bids in the Institutional Offer or to reject the Application. The Company and the Global Coordinator also reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person for this purpose.

3.7.4.1 Allocations under the Broker Firm Offer

Firm stock which has been allocated to Brokers for allocation to their Australian resident Retail Investors will be issued to Broker Firm Applicants nominated by those Brokers. It will be a matter for Brokers as to how they allocate firm stock among their Retail Investors, and they (and not the Company or the Joint Lead Managers) will be responsible for ensuring that Retail Investors who have received a firm allocation from them receive the relevant Shares.

Broker Firm Applicants will be able to confirm their firm allocations through the Broker from whom they received those allocations. However, if you sell Shares before receiving an initial statement of your holding, you do so at your own risk, even if you have obtained details of your holding from your Broker.

3.7.4.2 Allocations under the General Offer

The Global Coordinator, in consultation with the Joint Lead Managers and the Company, reserves the right to reject any Application or to allocate a lesser amount then that applied for or to allocate no Shares to Applicants in the General Offer. If an Application is not accepted or is accepted in part only, the relevant part of the Application Monies will be refunded. Interest will not be paid on Application Monies refunded. Refunds will be paid in Australian dollars.

3.7.5 Announcement of Final Price and Final Allocation Policy in the Retail Offer

The Company expects to announce the Final Price and the final allocation policy under the Retail Offer on or about 7 April 2006. This information will be advertised in *The Australian* and other national and major metropolitan newspapers on that same day. Applicants in the Retail Offer will also be able to call the Dyno Nobel Offer Information Line on 1800 502 497 after 8.30am (AEST) on that day to confirm their allocations. Applicants who are eligible to participate in the Retail Offer and are overseas should call +61 3 9415 4288. However, Applicants in the Retail Offer who sell Shares before receiving an initial statement of holding do so at their own risk, even if they have obtained details of their holding from the Dyno Nobel Offer Information Line.

3.7.6 Refunds

Application Monies will be refunded (in full or in part) in Australian dollars where an Application is rejected, an Application is subject to scale-back or the Offer is withdrawn or cancelled. No interest will be paid on any refunded amounts. The Company will retain any interest earned on Application Monies.

Refund cheques will be sent following the close of the Offer.

3.8 The Institutional Offer

3.8.1 Invitations to bid

The Company is inviting certain Institutional Investors who routinely participate in Australian share offers to bid for Shares in the Institutional Offer. The Institutional Offer is structured in three parts:

> an invitation to Australian Institutional Investors to bid for Shares, made under this Prospectus;

> an invitation to Qualified Institutional Buyers ("QIBs") in the US in transactions exempt from the registration requirements of the US Securities Act in reliance upon Regulation D and Rule 144, if applicable, and applicable US state securities laws, made under the International Offering Circular; and

> an invitation to Institutional Investors in certain jurisdictions outside Australia and the US to bid for Shares in transactions exempt from the registration requirements of the US Securities Act in reliance upon Regulation S and in compliance with all applicable laws in the jurisdictions in which such Shares are offered and sold, made under the International Offering Circular.

3.8.2 Institutional Offer process and the Indicative Price Range

The Institutional Offer will be conducted using a bookbuild process managed by the Joint Lead Managers, who will act as joint bookrunners. Full details of how to participate, including bidding instructions, will be provided to participants by the Joint Lead Managers.

Participants can only bid into the bookbuild for Shares through Syndicate Members. They may bid for Shares at specific prices or at the Final Price. Participants may bid above, within or below the Indicative Price Range. Under the terms of the Offer Management Agreement, the Indicative Price Range may be varied at any time by Macquarie Investments Australia Pty Limited, as representative of the Consortium, in consultation with the Joint Lead Managers and the Company.

The minimum bid size is 50,000 Shares. However, the Company and the Joint Lead Managers reserve the right to accept smaller bids.

The Institutional Bookbuild will be conducted from 9.00am (AEST) on 4 April 2006 to 12.00pm (AEST) on 5 April 2006. The Company, in consultation with the Joint Lead Managers, reserves the right to vary the dates and/or times of the Institutional Offer without notice.

Bids in the Institutional Offer may be amended or withdrawn at any time up to the close of the Institutional Offer. Any bid not withdrawn at the close of the Institutional Offer is an irrevocable offer by the relevant bidder to subscribe or procure subscribers for the Shares bid for (or such lesser number as may be allocated) at the price per Share bid, on the terms and conditions set out in this Prospectus or the International Offering Circular (as applicable), including any supplementary or replacement document, and in any bidding instructions provided by Syndicate Members to participants. Bids can be accepted or rejected by the in whole or in part, without further notice to the bidder. Acceptance of a bid will give rise to a binding contract.

Details of the arrangements for notification and settlement of allocations applying to participants in the Institutional Offer will be provided to participants prior to the opening of the bookbuild process. In some cases, Shares allocated may be delivered by the Joint Lead Managers, or their international affiliates, pursuant to settlement support arrangements under which the relevant Shares may be sold or issued to them and on-sold by them to satisfy the relevant allocations under the Institutional Offer.

3.8.3 The Final Price

The bookbuild process will be used to determine the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined by Macquarie Investments Australia Pty Limited, as representative of the Consortium, in consultation with the Company, Credit Suisse and MECM. It is expected that the Final Price will be announced to the market on or about 7 April 2006.

In determining the Final Price, consideration will be given to the following factors:

> the level of demand for Shares under the Institutional Offer at various prices;

> the level of demand for Shares under the Retail Offer;

> the objective of maximising the proceeds of the Offer; and

> the desire for an orderly secondary market in the Shares.

The Final Price will not necessarily be the highest price at which Shares could be sold and may be set above, within or below the Indicative Price Range.

All successful bidders in the Institutional Offer will pay the Final Price.

3.8.4 Allocation policy under the Institutional Offer

The allocation of Shares among bidders in the Institutional Offer will be determined by the Joint Lead Managers, in consultation with the Company. The Joint Lead Managers will have absolute discretion regarding the basis of allocation of Shares, and there is no assurance that any bidder will be allocated any Shares, or the number of Shares for which it has bid.

The initial determinant of the allocation of Shares under the Institutional Offer will be the Final Price. Bids lodged at prices below the Final Price will not receive an allocation of Shares.

The allocation policy will be influenced by the following factors:

> the price and number of Shares bid for by particular bidders;

> the timeliness of the bid by particular bidders; and

> any other factors that the Joint Lead Managers, in consultation with the Company, consider appropriate, in their sole discretion..

3.9 Minimum subscription amount

A minimum subscription amount under the Offer is required to fund the redemption of the CRPS, to repay approximately US$325.6 million of debt and to cover the costs of the Offer.

The Offer will not proceed, and all Applications and Application Monies will be returned to Applicants (without interest), unless a minimum subscription amount of A$670 million is raised under the Offer..

3.10 Discretion regarding the Offer

The Company reserves the right not to proceed with the Offer or any part of it at any time before the allotment of Shares to Applicants in the Retail Offer and to bidders in the Institutional Offer. If the Offer or any part of it does not proceed or is cancelled, all Application Monies, or the relevant Application Monies, will be refunded (without interest).

The Company also reserves the right to close the Offer or any part of it early, or extend the Offer or any part of it or to accept late Applications or bids either generally or in particular cases, or to reject any application. Under the terms of the Offer Management Agreement, Macquarie Investments Australia Pty Ltd, as representative of the Consortium, in consultation with the Company, Credit Suisse and MECM, may set the Final Price which is above, within or below the Indicative Price Range.

3.11 Offer Management Agreement

The Offer will not be underwritten. The Company, Joint Lead Managers and the Co-Lead Managers, have entered into an Offer Management Agreement in respect of the management of the Retail Offer and the Institutional Offer. Once the Final Price has been determined, the Joint Lead Managers or their affiliates will be obliged to provide settlement support in respect of successful bids in the Institutional Offer under the Offer Management Agreement. The Offer Management Agreement sets out a number of circumstances under which the Joint Lead Managers may terminate the agreement and the settlement support obligations. A summary of certain terms of the agreement and associated settlement support arrangements, including the termination provisions, is set out in Section 12.5.4.

3.12 Investment by Management

3.12.1 Initial Management Investment

Dyno Nobel management will make a substantial investment in the Company through the Offer.

As part of the arrangements entered into when the Consortium announced it was acquiring DNH, the Consortium granted certain members of the senior management team ("Management Investors") the right to invest in the Dyno Nobel Businesses on the same financial terms as the Existing Investors. Certain Management Investors will subscribe for shares at the same time as Existing Investors, that is, on the day the Company completes the acquisition of DNH (refer to Section 3.2.2). Other Management Investors will subscribe for Shares under the Offer (at the Final Price) and the Consortium will fund part of their purchase price.

Based on the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.75:A$1.00 on the Closing Date of the Institutional Offer, the initial investment in the Company by the Management Investors will total 5.6 million Shares at the completion of the Offer.

The Company's CEO, Peter Richards, is one of the Management Investors (refer to Section 12.10.1.4 for a summary of the CEO's investment in the Company).

3.12.2 Offering Bonus

Under the terms of their employment arrangements, certain members of the Management Investors are entitled to an Offering Bonus (payable by the Consortium) which comprises:

> a cash bonus payable within 20 days of Settlement. The total cash bonus payable to eligible members of the Management Investors is expected to be A$4 million (and will be no more than this amount);

> an allocation of Shares upon Settlement; and

> if the Directors' Statutory Forecast contained in Section 8.5 is achieved, an allocation of Shares following the announcement of the FY2006 results.

In respect of the allocation of Shares, the Consortium will pay the Company an amount equal to the Final Price for each Share to be issued under the Offering Bonus. Based on a Final Price at the mid-point of the Indicative Price Range and a foreign exchange rate assumption of US$0.75:A$1.00 on the Closing Date of the Institutional Offer, the total Shares to be allotted under the Offering Bonus upon Settlement will be approximately 2.2 million, and the total Shares to be allotted under the Offering Bonus assuming achievement of the Directors' Statutory Forecast will be approximately 1.7 million.

Based on the Offering Bonus paid at Settlement and the investment made by Management Investors, the number of shares held by Management Investors at completion of the Offer will represent approximately 1.0% of the Shares on issue.

The number of Shares that will be held by Management Investors pursuant to the arrangements outlined in Sections 3.12.1 and 3.12.2, after completion of the Offer, is set out in Section 3.6. Details of Peter Richards' interests in Shares at the completion of the Offer are set out in Section 12.10.1.4.

3.12.3 Disposal restrictions

Each of the Management Investors has agreed to an escrow arrangement with the Company under which they will be restricted from dealing with the Shares they hold as a result of their Initial Management Investment until the first anniversary of the date of issue of Shares under the Offer.

In addition, each of the Management Investors entitled to an Offering Bonus has agreed to an escrow arrangement with the Company under which they will be restricted from dealing with the Shares they receive under their Offering Bonus until 18 months after the date of issue of Shares under the Offer.

The Company will waive these restrictions only if:

> a takeover bid is made for all the Shares and holders of at least half of the Shares not subject to the restrictions have accepted the offer under the takeover bid; or

> a scheme of arrangement relating to the Shares becomes effective.

3.13 Listing

An application will be made to ASX not later than seven days after the date of this Prospectus for the Company to be admitted to the official list of ASX and for official quotation of the Shares on ASX.

The Company's ASX code will be "DXL".

The fact that ASX may admit the Company to the official list is not to be taken as an indication of the merits of the Company or the Shares offered for subscription.

If permission is not granted for official quotation of the Shares on ASX within three months after the date of this Prospectus (or any later date permitted by law), all Application Monies received will be refunded without interest as soon as practicable in accordance with the requirements of the Corporations Act.

3.14 Trading on ASX

It is expected that Shares will commence trading on ASX on or about 7 April 2006, initially on a conditional and deferred settlement basis.

All contracts formed on acceptance of Applications and bids in the Institutional Offer will be conditional on ASX agreeing to quote the Shares on ASX and also on initial settlement (that is, settlement in respect of all, or substantially all, of the Shares the subject of the Offer occurring under the Offer Management Agreement and associated settlement support arrangements ("Settlement")). Trades occurring on ASX before Settlement occurs will be conditional on Settlement occurring.

Conditional trading will continue until the Company has advised ASX that Settlement has occurred, which is expected to be on or about 11 April 2006.

Trading on ASX will then be on an unconditional but deferred settlement basis until the Company has advised ASX that initial holding statements have been despatched to Shareholders. Trading on ASX is expected to commence on a normal settlement basis on or about 13 April 2006.

If Settlement has not occurred within 14 days (or such longer period as ASX allows) after the day Shares are first quoted on ASX, the Offer and all contracts arising on acceptance of Applications and bids in the Institutional Offer will be cancelled and of no further effect and all Application Monies will be refunded (without interest). In these circumstances, all purchases and sales made through ASX participating organisations during the conditional trading period will be cancelled and of no effect. Refer to Section 3.7.5 for details on the announcement of the Final Price and final allocation policy under the Retail Offer.

Following the issue of Shares, successful Applicants will receive a holding statement setting out the number of Shares issued to them under the Offer. It is expected that holding statements will be despatched by standard post on or about 12 April 2006. It is the responsibility of Applicants to determine their allocation prior to trading in Shares. Applicants trading in Shares prior to receiving a statement of holding do so at their own risk. The Company, the Registry and the Joint Lead Managers disclaim all liability, whether in negligence or otherwise, to persons who sell Shares before receiving their initial holding statement, whether on the basis of a confirmation of allocation provided by any of them or by the Dyno Nobel Offer information line.

3.15 Brokerage, commission and stamp duty

No brokerage, commission or stamp duty is payable by Applicants upon acquisition of the Shares under the Offer. Various fees are payable, in relation to the Offer, to the Joint Lead Managers, the other Syndicate Members and certain other Brokers. Details are set out in Section 12.5.4.1.

3.16 Stamping fee

Where the Application Form of a General Offer Applicant bears the code of an ASX participating organisation and that Applicant is allotted Shares, the Company will pay that participating organisation a handling fee equal to 1% of the number of Shares allotted under that Application multiplied by the Final Price, capped at a maximum stamping fee of A$300 per successful Applicant (or group of Applications from the same end investor). This handling fee will not apply to Shares issued under the Broker Firm Offer or the Institutional Offer.

3.17 Disbursement of Application Monies

All Application Monies will be held on trust in a special purpose account until Shares are issued to successful Applicants. Interest will not be paid to Applicants on Application Monies. Any interest which accrues in the special purpose account in relation to accepted or refunded Application Monies will be retained by the Company.

If permission is not granted by ASX for quotation of the Shares within three months following the date of this Prospectus, the Shares will not be allotted and Application Monies will be refunded in full (without interest) within the time prescribed by the Corporations Act.

3.18 Electronic Prospectus

The Offer constituted by this Prospectus is only available electronically to Australian residents accessing and downloading or printing the electronic version of this Prospectus within Australia. Australian residents located in Australia may view this Prospectus online at www.shareoffer.dynonobel.com. The Offer constituted by this Prospectus in electronic form is not available to investors outside Australia, including persons in the US and US Persons. Refer to Section 3.20 for applicable selling restrictions.

Persons who receive the electronic version of this Prospectus should ensure they download and read the entire Prospectus. A paper copy of this Prospectus will be provided free of charge to any person in Australia who requests a copy by contacting the Dyno Nobel Offer information line on 1800 502 497 during the Offer Period.

Applicants using the Application Form attached to the electronic version of this Prospectus must be located in Australia. The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

3.19 CHESS and holding statements

The Company intends to apply to participate in CHESS and, in accordance with the Listing Rules and the ASTC Settlement Rules, will maintain an electronic CHESS sub-register and an electronic issuer sponsored sub-register.

Following the issue of Shares to successful Applicants, Shareholders will receive an initial statement of holding (similar in style to a bank account statement) that sets out the number of Shares that have been allocated to them under the Offer.

This statement will also provide details of a Shareholder's HIN in the case of a holding on the CHESS sub-register, or SRN in the case of a holding on the issuer sponsored sub-register. Shareholders will be required to quote their HIN or SRN, as appropriate, in all dealings with a stockbroker or the Registry.

Shareholders will receive subsequent statements during the first week of the following month if there has been a change to their holding on the register and as otherwise required under the Listing Rules and the Corporations Act. Additional statements may be requested at any other time either directly through the Shareholder's sponsoring broker, in the case of a holding on the CHESS sub-register, or through the Registry in the case of a holding on the issuer sponsored sub-register. The Company or the Registry may charge a fee for these additional issuer sponsored statements.

3.20 Foreign selling restrictions

No action has been taken to register or qualify this Prospectus, the Shares or the Offer or otherwise to permit a public offering of the Shares in any jurisdiction outside Australia. The Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account or benefit of, US Persons except to QIBs in accordance with the applicable exemption from the registration requirements of the US Securities Act pursuant to Regulation D and Rule 144, if applicable, and applicable US state securities laws.

This Prospectus may not be distributed in the US or to US Persons, or elsewhere outside Australia, unless it is attached to, or constitutes part of, the International Offering Circular that further describes selling restrictions applicable in the US and other jurisdictions outside Australia, and may only be distributed to persons to whom the Offer may lawfully be made in accordance with the laws of any applicable jurisdiction. This Prospectus does not constitute an offer or invitation to subscribe for Shares in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation or issue this Prospectus.

Each person to whom the Offer is made under this Prospectus (including each person in Australia to whom the Institutional Offer is made) will be required to represent, warrant and agree as follows (and will be taken to have done so if it makes a bid in the Institutional Offer):

> it acknowledges that the Shares have not been, and will not be, registered under the US Securities Act, or in any other jurisdiction outside Australia, and may only be offered and sold: (i) in the US or to, or for the account or benefit of, US Persons, to QIBs in accordance with Regulation D and applicable US state securities laws; and (ii) outside the US, to persons other than US Persons in offshore transactions in compliance with Regulation S;

> it is not in the US or a US Person and is not acting for the account or benefit of a US Person or any other foreign person; and

> either (1) it is not engaged in the business of distributing securities or (2) if it is, it agrees that it will not offer or resell in the US or to a US Person (a) any Shares it acquires under the Offer at any time or (b) any Shares it acquires other than under the Offer until 40 days after the date on which the Shares are allocated under the Offer, in either case other than in a transaction meeting the requirements of Rule 144A; provided, however, that the foregoing will not prohibit any sale of Shares on ASX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been pre-arranged with, or that the purchaser is, a person in the US or a US Person.

No person is authorised to provide any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations will not be relied upon as having been authorised by the Company or the Joint Lead Managers or any other Syndicate Member or any other person, nor will any such persons have any liability or responsibility in relation to them.

3.21 Taxation

The Australian taxation consequences of any investment in Shares will depend upon the investor's particular circumstances. It is the obligation of potential investors to make their own enquiries concerning the taxation consequences of an investment in the Company. If you are in doubt as to the course of action you should follow, you should consult your stockbroker, accountant or other professional adviser. Section 12.9 sets out further information in relation to tax.

3.22 Enquiries

If you require assistance to complete an Application Form or require additional copies of this Prospectus, you should contact the Dyno Nobel Offer information line on 1800 502 497. The Dyno Nobel Offer information line will be open on business days from 8.30am until 5.00pm until 13 April 2006. Investors will be able to contact the Dyno Nobel Offer information line to find out details of their allocations from 8.30am (AEST) on the date of Shares commencing conditional and deferred settlement trading, which is expected to be 7 April 2006.

If you require advice as to whether to invest in the Company, you should seek professional advice from your stockbroker, accountant or other professional adviser.

Commercial Explosives Industry


04

Explosives are energetic materials that can be triggered to undergo rapid chemical reactions, releasing substantial energy in the form of heated gas at high pressure. Commercial explosives perform mechanical work such as dislodging or fragmenting rocks and excavation. The use of explosives in mines, quarries and construction projects greatly increases productivity and efficiency. Customers' only alternative to using explosives is performing those tasks using machinery or manual labour, which can be both expensive, time consuming and, in most cases, simply not feasible. Major commercial explosives consumers include companies in the coal and metals mining, industrial quarry and construction industries.

The basic explosives products and services are similar across all market segments and include:

> explosive products (typically AN-based, either in bulk or packaged form);

> initiation systems to initiate the blast;

> distribution and delivery systems to transport explosives (and/or other materials necessary to prepare explosives on site); and

> a range of on-site services to support the blasting process, allowing customers to blast more effectively and obtain savings along the entire mining value chain.

4.1 Industry size

Dyno Nobel's management estimate that the global commercial explosives industry generated US$6 billion – US$8 billion of revenues in 2005, of which the North American region accounted for approximately US$1.6 billion – US$2.0 billion.

2005 GLOBAL EXPLOSIVES MARKET SIZE BY REGION

Estimated Market Size[2]	Regions within this range
US$1.6 billion – US$2.0 billion	North America
> US$1.0 billion	China[1]
US$400 million – US$700 million each	Australia Latin America Western Europe Africa
US$200 million – US$300 million each	South East Asia Russia

Notes:

(1) Chinese demand for explosives is predominantly serviced by Chinese national suppliers. Currently, there is limited penetration into this market by foreign companies.

(2) Estimated market size is sensitive to raw material and foreign exchange variations.

Other regions not included in the table above (including Eastern Europe, India, North East Asia, and the former Soviet Union (excluding Russia) are estimated by Dyno Nobel management to total in excess of US$1 billion.

Source: Dyno Nobel management estimates

MAIN EXPLOSIVES CUSTOMER SEGMENTS


Construction/Quarrying
Metals Mining
Underground
Open Pit
Coal Mining
Typical Product Mix
5%
25%–30%
65%–70%
0%–5%
25%–30%
65%–70%
0%–5%
15%–20%
75%–85%
0%–5%
5%–15%
80%–90%
Type of Customer
Small
Typical Site Size
Large
High
Importance of Distribution
Low
Low
Importance of Low Cost AN Supply
High
▲ Service ▲ Initiation Systems ▲ Ammonium Nitrate

Source: Dyno Nobel

Continued growth in the major end user markets is expected to underpin global explosives demand growth. Strong demand for steel in China, Japan and South Korea is expected to support growth in metallurgical coal and iron ore production. The increasing affordability of coal, relative to alternative energy sources, is expected to underpin thermal coal demand in North America. The strong outlook for the North American infrastructure and construction sectors is expected to drive demand for aggregate.

4.2 Industry structure

Customer requirements for explosives products and services vary significantly between industries.

4.2.1 Coal and metals mining

Open-pit coal and metals mines tend to be large operations with significant requirements for low-cost bulk explosives. Suppliers will often provide on-site explosives storage and blending facilities to service the high throughput.

Underground mines require greater control over rock fragmentation, ore dilution, vibration control and minimisation of toxic fumes. Accordingly, underground mines have a greater need for higher margin IS products, accessories and services, as well as for more specialised emulsion explosives and associated delivery systems.

4.2.2 Quarry and construction

The main use for explosives in quarrying is to produce aggregate, the broken rock used in general construction and infrastructure projects. The construction industry also uses explosives products to dislodge rocks and soil in tunnelling and other infrastructure projects. Due to the strong emphasis placed on vibration control and safety (given the potential close proximity to residential areas), construction and quarrying operations have a greater need for advanced IS and specific explosives formulations.

Customers in the quarry and construction sectors tend to require more third party support, such as drilling and blasting services. They often require frequent explosives deliveries to minimise overnight on-site explosives storage, which is precluded under most operating licences unless the explosives are stored in secure magazine storage facilities. These product, distribution and service requirements provide opportunities for suppliers to enhance margins.

4.2.3 Other end users

Other uses for explosives are mainly seismic applications in oil and gas explorations which require specialised products.

4.3 Products and services

The commercial explosives industry supplies three broad categories of products and services:

> bulk and packaged explosives;

> IS; and

> related services and distribution.

4.3.1 Explosives

Explosives are broadly categorised as primary or secondary explosives according to the amount of energy required to initiate detonation. Primary explosives are highly sensitive and can be detonated by relatively low energy sparks, flames, impacts or other primary heat sources. In commercial applications, primary explosives are mainly used as raw materials in detonators and booster manufacturing. Secondary explosives are less sensitive to detonation and typically require the application of higher energy levels to achieve detonation. Secondary explosives include all bulk commercial explosives used to achieve a blasting effect.

Commercial explosives are usually secondary explosives and, with the exception of cast boosters and dynamites, are predominantly AN-based. Many of these AN-based explosives can be sold both in bulk and packaged form. The more specialised and typically higher energy forms of commercial explosives, such as TNT and dynamite, are mainly used in smaller quantities in specific applications or as "boosters" for insensitive blasting agents.

4.3.2 AN-based explosives

AN-based explosives are the most commonly used commercial explosives due to their cost effectiveness and relative ease of handling. These products are supplied in several forms:

> Ammonium Nitrate Fuel Oil ("ANFO") mixtures – the most common AN-based explosives, produced by mixing porous prilled (granular) AN with fuel oil;

> Emulsions – water resistant explosives, for use in wet boreholes, produced by blending AN, oils and emulsifiers to create a thickened mixture; and

> Watergels – another form of water resistant explosives, produced by combining AN, various fuels and a chemically modified vegetable gum to create a product with a rubbery consistency.

All these products use prilled AN and/or AN solution as their key raw material input.

AN is primarily produced as low-density AN granules, which is commonly used as fertiliser. As a result, the largest global AN producers are fertiliser companies such as Agrium Inc, Terra Industries Inc., Yara International ASA, and CF Industries Inc. A number of these companies also produce low-density AN, which is sold to explosives producers or directly to large volume explosives consumers. Large explosives producers, such as Dyno Nobel and Orica, also have their own low-density AN production facilities but may also rely on third party producers to satisfy some of their requirements.

AN production facilities use either natural gas or ammonia as their primary feedstock. In either case, the cost of these inputs accounts for a substantial portion of the production costs of explosives and, accordingly, access to a reliable, low-cost supply of feedstock is of strategic importance to an explosives supplier.

The pricing of AN-based explosives exhibits some volatility and reflects the supply/demand dynamics of AN in the explosives markets, the supply/demand dynamics in the ammonia and natural gas markets and also, to a certain extent, AN supply/demand dynamics in the fertiliser markets. Frequently, explosives companies supply AN-based explosives and other explosives to customers, in particular to large customers, under long-term supply agreements that stipulate AN pricing. The ability of explosives suppliers to pass along higher input costs to customers under these long-term contracts varies. Pricing under some contracts is tied directly to the spot price of natural gas or ammonia and may be passed along within a short period. Alternatively, some contracts adjust AN prices based on pre-agreed mechanisms that are CPI-based, while others are entirely fixed price, typically with back-to-back contracts for supply of the raw materials.

4.3.3 Initiation Systems

IS are used to detonate secondary explosives in a predictable, reliable and safe way. They comprise a blasting machine, a detonator and a medium to transmit a signal between the blasting machine and the detonator.

IS have evolved over time to offer greater value, reliability, flexibility and safety to the customer.

There are three main categories of IS in use today:

> electric IS – where the initiation charge within the detonator is triggered via an electrical impulse. These products were developed in the 1930s and have largely been replaced by non-electric detonators in major Western markets. Electric detonators are still used for limited specific applications and in developing markets due to their low per unit cost;

> non-electric IS – where the initiation charge is triggered by a shock wave travelling through the inside of an explosive-lined shock tube. Non-electric detonators were developed in the late 1970s and offer a number of benefits including ease of use, flexibility, improved safety and a higher degree of blast timing accuracy than electric IS; and

> electronic IS – currently in the early stages of commercialisation, these systems use microchip technology to achieve much higher levels of blast timing accuracy than the older technologies. Some systems also allow blasting engineers to download computer-generated blasting patterns to the blasting machine and detonators.

> AN PRODUCTION PROCESS


Hydrocarbon (usually natural gas)
Nitrogen (from air)
Ammonia (NH$_3$)
Oxygen
Water
Nitric Acid (HNO$_3$)
Ammonium Nitrate (NH$_4$NO$_3$)
Low Density NH$_4$NO$_3$ (Explosives Grade)
High Density NH$_4$NO$_3$ (Fertiliser Grade)
ANFO
Watergel
Emulsion
Commercial Explosives Consumers
Agricultural and Other Industrial Consumers

4.7 Dyno Nobel's primary markets

4.7.1 North America

North America is Dyno Nobel's key source of revenue, accounting for approximately 80% of Dyno Nobel's pro forma revenue in FY2005.

Dyno Nobel's management estimate that the total size of the North American explosives market is approximately US$1.6 billion – US$2.0 billion in revenue and over 2.7 million mt by volume of AN-based explosives annually.

The coal mining sector is the largest consumer of explosives products in North America on a volume basis, however, on a value basis the metals mining and quarry and construction sectors are also material explosives consumers.

North American explosives demand has historically been concentrated in the central and eastern parts of the US, driven by the Appalachian Coal Basin and the quarry and construction industries that are located close to the large population centres.

Growth in demand for explosives is, however, shifting towards the west due to the development of large thermal coal reserves in the Powder River Basin (Wyoming). West of the Mississippi coal production has averaged 7.8% pa growth since 1960, versus average coal production growth east of the Mississippi of 0.4% pa for the same period. The Powder River Basin currently accounts for approximately 38% of North American coal output.

Dyno Nobel's manufacturing sites are strategically located to benefit from increasing coal mining in the western region.

Dyno Nobel's management believe that commercial explosives demand in North America in the medium term is underpinned by:

> **growing demand for low cost thermal coal** (particularly from the Powder River Basin) for electricity generation, driven by economic growth and the increasing affordability of coal relative to alternative energy sources. In 2005, coal consumption in the domestic US electricity power sector reached a record level of 1,051 million mt. The US Energy Information Agency is currently projecting that US coal consumption will increase at 1.9% pa until 2030;

> **increasing mine strip ratios** due to the depletion of near-surface coal and metal reserves. This is expected to lead to increased demand for bulk products, IS, services and other higher margin blasting products; and

> **strong demand for infrastructure and construction** which is reflective of general growth in economic activity. Since 1990, consumption of aggregate has increased at 2.7% pa. The recent US Congress SAFETEA-LU Bill approving funding of US$286.4 billion over five years, for the federal highway, transit and safety programs is expected to further support this trend. The new SAFETEA-LU commitment represents an approximate 30% increase in funding over the previous TEA-21 program.

Dyno Nobel's management expect that unit prices in the North American explosives market will at least keep pace with CPI, over the medium term, subject to there being no material reduction in raw material input costs.


2005 NORTH AMERICAN EXPLOSIVES INDUSTRY DEMAND
BY VOLUME (MILLION MT)
Other 4%
Quarry & Construction 23%
Metals Mining 11%
Coal Mining 62%
2005 NORTH AMERICAN EXPLOSIVES INDUSTRY DEMAND
BY VALUE
Quarry & Construction 35–40%
Other 0–5%
Coal Mining 30–35%
Metals Mining 20–25%

Source: Dyno Nobel Management estimates

4.3.4 Services and distribution

Explosives companies offer various services to support end user customers.

A strong distribution and service capability provides an important competitive advantage in the industry. The table below gives an overview of the services offered by explosives companies:

4.4 Industry participants

Dyno Nobel and Orica are the two largest participants in the commercial explosives supply industry. They operate integrated businesses involving the manufacture, distribution and provision of services for explosives products and IS.

In most regions in which they operate, Dyno Nobel and/or Orica face competition from at least two other companies. These other competitors generally focus their manufacturing activities on either explosives products or IS (but typically not both) and rely on third party sourcing to meet their customers' additional needs.

The Russian and Chinese markets remain fragmented with a multitude of small local suppliers.

4.5 Industry drivers

The commercial explosives industry is characterised by the following key drivers:

> increasing demand for metallurgical coal and iron ore to support strong steel production growth in North Asia, particularly China;

> higher alternative energy prices encouraging increased thermal coal usage in North America;

> increasing demand for aggregates from the quarry and construction market in North America, supported by new legislation guaranteeing public works funding of US$286.4 billion over five years, an increase of 30% over the previous TEA-21 program;

> depletion of near-surface coal and metal reserves leading to an increase in mine strip ratios and underground mining. This has resulted in a continuing increase in demand for bulk products, IS, services and other higher margin explosives; and

> a trend towards outsourcing of on-site services by explosives customers, driven, in part, by government regulations governing the transportation, storage, handling and security of explosives.

4.6 Regulatory environment

Due to the perceived safety and security concerns associated with the commercial explosives industry, regulations govern all facets of product manufacture, storage, transportation, handling and use. In both North America and Australia, regulatory oversight is leading to generally stricter standards for explosives plant security, transportation and storage facilities.

DISTRIBUTION, SALES AND SERVICE ACTIVITIES


Sales
Distribution
On-site Services
Customer reach and sales agreement
> Sales
> Product support
> Customer maintenance/advice
> Training
> Product specific training
> Safety and blast training
Physical distribution of products to customer site
> Explosives transportation
> IS transportation
> Warehousing, including stock management
> Security
Down-the-hole services
> Delivery systems and services
> Drilling
> Shot loading
> Blasting
Technical services
> Shot design, blast analysis, vibration control
Value-added consulting
> Overall cost optimisation


NORTH AMERICAN COAL, METALS AND QUARRY AND CONSTRUCTION INDUSTRIES
Powder River Basin
Appalachian Coal Basin
Coal
Metals
Quarry & Construction
US BLACK COAL PRODUCTION BY REGION (MILLION MT)
800
700
600
500
400
300
200
100
0
1949
1960
1971
1982
1993
2004
East of the Mississippi
West of the Mississippi
NORTH AMERICAN AGGREGATE PRODUCTION (MILLION MT)
1960–2004 CAGR – 2.0%
3,000
2,500
2,000
1,500
1,000
500
0
1960
1965
1970
1975
1980
1985
1990
1995
2000
2004

Source: US Energy Information Agency, December 2005

Source: US Geological Survey, 2004

Note: Aggregate includes crushed stone and construction sand and gravel.

4.7.2 Industry participants

The North American market is serviced by Dyno Nobel, Orica, Austin Powder Company, a number of smaller manufacturers and a large number of local distributors.

Explosives–grade AN is produced in-house by Dyno Nobel (manufacturing capacity of approximately one million mt pa) and Orica (capacity: 725,000 mt pa). The balance of the North American market's AN needs is produced by a number of fertiliser companies, such as Potash Corporation of Saskatchewan, Agrium, El Dorado Chemical Company, Nelson Brothers and Continental Nitrogen & Resources Corp.

In recent times, a number of fertiliser manufacturers have ceased production of prilled AN. Dyno Nobel's management believe this is partly in response to the regulations concerning explosives, particularly in relation to security-related issues.

4.7.3 Marketing and sales

With the exception of larger coal and metals mining customers, most customers in North America buy explosives from a distributor, which typically provides a full range of AN-based explosives, dynamite, IS products and accessories, as well as on-site services. Distributors typically source most of their products from the large explosive manufacturers, although some produce their own bulk AN-based explosive products. Distributors are usually aligned with a major manufacturer but in some cases carry products from multiple manufacturers in their product portfolio.

Larger coal and metal mining customers generally contract directly with the explosives manufacturers.

4.8 Australia

Australia is Dyno Nobel's other key geographic market. Dyno Nobel's management estimate that the total size of the Australian explosives market is approximately US$600 million in revenue and 1.1 million mt by volume of AN-based explosives annually. This represents the third largest explosives market in the world.

The coal mining sector is the largest consumer of explosives in terms of both volume and revenue. Metals mining, particularly iron ore, is also a significant sector. Explosives demand from the quarry and construction sector is relatively small, due to Australia's small population relative to the size of the Australian mining sector.

There are a number of key mining regions in Australia which account for the majority of explosives demand:

- Bowen Basin (Qld) – metallurgical coal (used in steel production);
- Pilbara (WA) – iron ore;
- Hunter Valley (NSW) – thermal coal (used in electricity generation); and
- Goldfields (WA) – gold and nickel.

The operations in these regions are generally large scale open-cut mines, with a number of regions geared to the bulk export trade into Asia, particularly China.


AUSTRALIAN BLACK COAL PRODUCTION AND EXPORT GROWTH (MILLION MT)
344
198
349
206
362
218
387
231
2002
2003
2004
2005
Gross Production
Gross Exports
2002–05 CAGR – 4.0%
2002–05 CAGR – 5.3%
AUSTRALIAN IRON ORE PRODUCTION AND EXPORT GROWTH (MILLION MT)
181
157
189
166
213
188
234
211
2002
2003
2004
2005
Gross Production
Gross Exports
2002–05 CAGR – 8.9%
2002–05 CAGR – 10.5%

Source: ABARE, 2005
Note: Year end 30 June, CAGR means compound annual growth rate.

Source: ABARE, 2005
CAGR means compound annual growth rate


AUSTRALIAN EXPLOSIVES DEMAND REGIONS
Pilbara
(Iron ore)
Goldfields
(Gold, Nickel)
Bowen Basin
(Coal)
Surat Basin
(Coal)
Hunter Valley
(Coal)
2005 AUSTRALIAN EXPLOSIVES DEMAND BY VOLUME
(MILLION MT)
Quarry & Construction < 5%
Coal Mining 60–65%
Metals Mining 35–40%
2005 AUSTRALIAN EXPLOSIVES DEMAND BY VALUE
(A$ MILLION)
Quarry & Construction < 5%
Coal Mining 55–60%
Metals Mining 37–42%

Source: Dyno Nobel Management estimates

The outlook for commercial explosives consumption in Australia is driven largely by increasing demand for metallurgical coal and iron ore production to support increased steel production in North East Asia and China.

> **Since mid-2002, Australian black coal production has averaged 4.0% pa growth,** with corresponding export growth of 5.3% pa. China is a major customer for Australian coal exports. ABARE projects Chinese coal import growth will average 12.2% pa over the period 2005-2025. Australia is in a competitive position to benefit from this growth.

> **Since 2002, Australian iron ore production has exhibited strong average growth of 8.9% pa,** with export growth of 10.5% pa. Exports to China have averaged approximately 28% pa growth for the corresponding period to reach 80 million mt in 2004. Over the period 2005-2025, ABARE is forecasting Chinese iron ore import growth of 9.4% pa. As the world's leading exporter of iron ore, Australia is expected to capture a significant proportion of Chinese demand.

Dyno Nobel's management expect that unit prices in the Australian explosives market will at least keep pace with CPI, over the medium term, subject to there being no material reduction in raw material input costs.

4.8.1 Industry participants

The Australian commercial explosives market is primarily serviced by Dyno Nobel and Orica. Dyno Nobel is the number two explosives supplier in the Australian market. UEE Explosives Australia Pty Ltd and Roche Blasting Services each have a small presence in the Australian market.

Dyno Nobel's market position is comparatively stronger in the Pilbara region, whereas Orica is stronger in the Hunter Valley and Goldfields. Both companies have a solid presence in the Bowen Basin.

Dyno Nobel is one of three companies involved in the manufacture of explosives-grade AN in Australia. Dyno Nobel sources the majority of its Australian AN requirements from CSBP Limited ("CSBP"), a subsidiary of Wesfarmers Ltd ("Wesfarmers"), under a long-term supply contract that runs to 2011, and from Queensland Nitrates Pty Ltd ("QNP"), a 50:50 joint venture between Dyno Nobel and CSBP. Orica operates AN production facilities at Yarwun and Kooragang Island. Contracts for the supply of AN within Australia are generally priced on a fixed price per tonne basis, plus an annual escalation linked to CPI.

The recent strong growth in explosives demand driven by Asian demand for metallurgical coal and iron ore has led to a shortfall in Australian AN supply. This has resulted in the need to import relatively highly-priced AN. In response, the following capacity expansion proposals have been announced by all three local producers:

> Orica: Yarwun approximately 300kt pa capacity with planned expansion to approximately 600kt pa expected in August 2006; and Kooragang Island 390kt pa capacity with expansion to 490kt pa planned;

> CSBP: 235kt pa capacity with planned expansion to 470kt pa (including 120kt pa of fertiliser production) by mid 2007; and

> QNP: 180kt pa capacity with feasibility studies currently underway for an expansion to 430kt pa.

These proposals are in various stages of planning and feasibility study and not all are committed. If all the announced proposals were to be implemented, domestic AN production would increase to approximately 1.9 million mt pa.

4.8.2 Marketing and sales

Given the prevalence of large coal and metals mining companies, the majority of explosives sales in the Australian market are made directly by the supplier to the customer.



The Dyno Nobel Business

05



5.1 Overview

Dyno Nobel is a leading, full service commercial explosives company. It supplies bulk and packaged explosives, IS, distribution and other related services to a significant number of coal, metals mining and quarry and construction companies in North America and Australia.

5.1.1 North America

Dyno Nobel generates more than 80% of Group pro forma revenue from its North American operations, the features of which include:

- **the market leader (based on sales revenue) in the largest explosives market in the world:** Dyno Nobel's management estimate that the Group is approximately 50% larger (by revenue) than the next largest competitor in North America;
- **the only manufacturer of a complete range of explosives and IS in North America:** Dyno Nobel production facilities are located strategically to service key explosives markets on a competitive delivered-cost basis. Its AN plants supply approximately 85% of its North American AN requirements, providing an important competitive advantage. Dyno Nobel is the sole manufacturer of dynamite in North America;
- **balanced end market exposure with strong demand outlook:** Dyno Nobel has a balanced end market exposure to the US energy market (thermal coal), quarry and construction market and the metals mining sector. Robust demand is expected to continue for thermal coal particularly from the Power River Basin as well as strong demand for aggregates based on the outlook for the US public construction and infrastructure;
- **diversified customer base:** with the top 15 customers accounting for only 20% of pro forma FY2005 revenue;
- **formula-based contract pricing model:** approximately 70% (by volume) of its AN-based explosives sales in 2005 were derived from formula-based supply contracts, wherein the sales price was linked to ammonia or natural gas indices, thereby limiting the Company's exposure to movements in raw material prices;
- **multiple channels to market which provide extensive access to customers:** Dyno Nobel sells its products through a range of distribution channels including direct-to-customer, joint venture distributors and independent distributors. Dyno Nobel's management believe its in-house logistics capability provides the Group with an important competitive advantage in relation to the storage and transportation of explosives; and
- **a management team with a track record of business growth through organic growth, strategic acquisitions and a focus on continual business improvement and capital discipline:** Dyno Nobel has an experienced Senior Management Team with a range of explosives industry backgrounds and an average time in the industry of more than 16 years.

DYNO NOBEL IS ORGANISED INTO THE FOLLOWING BUSINESSES:


DYNO

Dyno Nobel

North America	
FY2006 pro forma revenue[1,2]	US$971m
Employees[6]	2,600[3]
Customers[6]	700
Sites	
Production/assembly facilities	
> AN	6
> Packaged	5
> Bulk	20[4]
> IS	6
> Research & Technology	3
Distribution facilities	336

Australia	
FY2006 pro forma revenue[1,2]	US$216m
Employees[6]	350
Customers[6]	50
Sites	
Production/assembly facilities	
> AN	1 (50% held)
> Bulk	3
> IS	1
> Research & Technology	1
Distribution facilities	21[5]

Notes:
(1) Forecast revenue based on equity accounted pro forma financial information (refer to Section 8).
(2) Excludes Dyno Nobel share of revenue arising from its 50% interest in DetNet.
(3) Excludes approximately 800 Joint Venture employees.
(4) A further 12 bulk emulsion facilities are operated by Joint Venture companies.
(5) An additional Distribution facility is currently under construction.
(6) Customer and employee numbers are approximate.

5.1.2 Australia

Within the Australian market, Dyno Nobel's key strengths include:

> **strong customer relationships** with large global resources companies in the high-growth Pilbara and Bowen Basin regions;

> **50% interest in the well located QNP AN manufacturing plant:** This fully integrated (gas to ammonia to AN) facility is located close to Australia's largest coal producing region, the Bowen Basin Coalfields, which enables it to supply AN on a competitive delivered cost-basis;

> **strong and growing demand for its products and services** particularly given the increasing demand for metallurgical coal and iron ore to support increased steel production in North East Asia and China; and

> **number 2 market position in a consolidated industry** which is the third largest explosives market in the world.

Dyno Nobel also holds a 50% interest in DetNet, a joint venture with South Africa's AECI Limited. This joint venture was formed to allow Dyno Nobel and AECI's subsidiary, African Explosives Limited, to develop, manufacture and commercialise a broad range of electronic IS products.

The North American and Australian operations provide Dyno Nobel with a platform to expand into new high-growth markets in Latin America and Asia.

5.2 History

The Dyno Nobel Businesses have grown significantly through acquisitions.

The North American operations began in the mid-1980s through the acquisitions of IRECO and Hercules' explosives division. During the late 1980s and early 1990s, the Dyno Nobel Businesses grew further through the acquisition of several explosives distributors and the establishment of a series of distribution Joint Ventures. This network of wholly-owned and Joint Venture distributors provides Dyno Nobel with comprehensive distribution capabilities and strong relationships with its customers. In 2003, the strategic positioning of the North American operations was enhanced considerably through two transactions:

> the strengthening of IS capabilities through the merger with the initiation systems business of The Ensign-Bickford Company ("Ensign-Bickford"); and

> an increase in AN production capacity near the Powder River Basin region through the acquisition of El Paso's Western Nitrogen ("WNA") assets in the western US.

Since 1 December 2005, DNH has completed a series of targeted acquisitions including:

> the purchase of Nitrochem Corporation's AN production plant at Maitland, Canada;

> the purchase of certain manufacturing equipment from Ensign-Bickford's Trojan Boosters operation at Spanish Fork, Utah;

> the acquisition of the explosives supplier, ETI Holding Corp ("ETI") in North America;

THE DYNO NOBEL BUSINESSES HAVE GROWN SIGNIFICANTLY THROUGH ACQUISITIONS


1984
Dyno Nobel Americas formed after acquiring IRECO and its operations in the US, Canada, Brazil and Chile
1987–1999
Established/acquired wholly-owned and JV distribution network
2003
Dyno Nobel and Ensign-Bickford Company merger completed. Dyno Nobel acquires St Lawrence Explosives Inc
2006
Acquires ETI and remaining interest in 2 distribution JVs
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
1985
Acquires Hercules' commercial explosive operations
1996
Dyno Nobel Asia Pacific established Dyno acquires the remaining 50% share in Dyno Wesfarmers Ltd
2003
Ownership in QNP increased from 25% to 50%
2003
Acquires the North American AN assets (Western Nitrogen) from a subsidiary of El Paso Corporation
2005
Acquires the nitrogen assets of Canada's Nitrochem and remaining 20% interest in Dyno Nobel Canada

> the buy-out of remaining interests in two of Dyno Nobel's Joint Ventures, Dyno East Kentucky, Inc and St Lawrence Explosives Corp; and

> the buy-out of the minority partner's stake in the Group's Canadian operations.

The Australian operations commenced in the mid-1980s through the establishment of a joint venture company with Wesfarmers. The joint venture company provided explosives products and related services to the market and was supplied with AN prill from Wesfarmers' subsidiary, CSBP. In 1996, Wesfarmers exited the services side of the business by selling its 50% stake in the joint venture to DNH. In 1999, Wesfarmers and DNH formed the AN manufacturing joint venture, QNP, to develop an AN production facility at Moura in Queensland and to subsequently supply AN prill to customers on the eastern seaboard of Australia.

5.3 Products, services and product development

Leveraging its extensive manufacturing and distribution position, Dyno Nobel supplies a full range of commercial explosives products and related services:

> AN-bulk explosives – AN prill and solution, ANFO, bulk emulsion and watergel;

> IS – electric, non-electric and electronic detonators as well as detonating cord, boosters and accessories;

> packaged explosives products – dynamite, packaged emulsion, watergels and ANFO;

> distribution and services – delivery and storage of explosives, shot design, drilling, shot loading, blast initiation and analysis, as well as training for customers' personnel; and

> other products – urea AN (fertiliser-grade AN), nitric acid and industrial resins.

Further explanation of these various products and services offered by Dyno Nobel is included in Section 4.3.

5.3.1 Research and technology

A key aspiration of the Company is to continue to be recognised by its customers as a leader in explosives technology.

The Dyno Nobel and Ensign-Bickford names have been involved in most of the major innovations in the commercial explosives industry, commencing with William Bickford's 1831 invention of the safety fuse and including Alfred Nobel's invention of the detonator (1865), the development of dynamite (1867), the development of slurry explosives (1957) and the development of non-electric detonators (1973).

With technology in the industry now being relatively mature, Dyno Nobel's current research and technology activities are centred on supporting current products, improving manufacturing and cost efficiencies, servicing customers and addressing environmental issues and safety. Some resources are directed towards enhancing existing core technologies and developing new technologies.

Dyno Nobel operates three facilities in North America and one in Australia dedicated to research and customer technical support ("R&T"). Each of these facilities specialises in a particular aspect of the explosives production and supply chain.

5.3.2 Electronic Initiation Systems

Electronic IS represent the latest technology for blast timing and control. Dyno Nobel is one of a small number of companies with the capability to manufacture electronic IS products. Dyno Nobel's activities in this field are conducted through its 50% interest in two joint venture companies, DetNet International and DetNet South Africa. These joint ventures were established in September 2004 with AECI, a leading explosives manufacturer in South Africa, to develop and commercialise electronic detonators. Dyno Nobel and AECI transferred their respective electronic IS technologies into DetNet.

Through DetNet, Dyno Nobel intends to offer its customers the most complete range of electronic IS available in the market, from simple factory programmed electronic detonators that require no additional training, to more sophisticated auto programmable IS and fully programmable electronic IS.

The HotShot® and DigiDet® detonators are currently being selectively introduced in Australia and North America. The SmartShot® detonator series is in the final stages of development and first roll-out of this product is scheduled for the fourth quarter of FY2006.

5.4 North America

5.4.1 Overview

Dyno Nobel is the market leader in the North American commercial explosives market (on a revenue basis), supplying in excess of one million mt of AN-based explosives and more than 31 million detonators and accessories annually to its customers. Dyno Nobel is the only fully integrated manufacturer of a complete range of explosives and accessories in North America. The North American operations generated pro forma revenue of US$1,034 million on a proportionate consolidation basis in FY2005.

Dyno Nobel sources the majority of its explosives-grade AN requirements in North America from five of its production facilities, strategically located across the US and Canada in close proximity to key explosives customers. Dyno Nobel manufactures and assembles most of its IS products in-house and distributes both these and its explosives products through a combination of direct sales, Joint Ventures and independent distributors.

The quarry and construction and coal mining sectors are Dyno Nobel's major customer markets in North America by value.

5.4.2 Customers

Dyno Nobel's customer base in North America is diverse, in terms of the number of customers, their industries and the geographic location of their operations. The Company's manufacturing and distribution footprint positions it well to meet the varying needs of these customers.

Dyno Nobel's top 15 customers (excluding sales to its distribution Joint Ventures) in North America accounted for approximately 20% of its FY2005 North American pro forma revenue. Peabody, one of the world's major coal companies, is Dyno Nobel's largest customer by revenue.

Dyno Nobel has a number of long-term supply and service contracts with large mining companies and distributors in North America. Customer contracts vary from agreements to supply AN prill to the larger mining customers, to complex, full service, "rock-on-the-ground" outsourcing contracts, where the customer is charged per cubic metre of rock dislodged.

The key to achieving consistent profitability in AN-based explosives is to actively manage the margin between selling price and direct input costs. Dyno Nobel limits its exposure to the movements of ammonia and gas prices by entering into arrangements with most of its customers to sell AN products at a formula price, where product pricing is linked to ammonia or natural gas indices or is automatically adjusted in accordance with Dyno Nobel's raw materials costs. Dyno Nobel's management estimate that approximately 70% of Dyno Nobel's volume of explosives sold in North America during FY2005 was on such a formula basis.

The remaining arrangements are largely spot or short term, priced according to prevailing market conditions, under which Dyno Nobel will announce proportional increases in its AN-based explosives prices as its raw materials and other costs increase.


NORTH AMERICAN REVENUE BY END USER SEGMENT (FY2005)
Private Label 3%
International/Other 6%
Metals Mining 11%
Agricultural Chemicals 6%
Coal Mining 33%
Quarry & Construction 41%
NORTH AMERICAN REVENUE BY PRODUCT CATEGORY (FY2005)
Other 6%
Packaged 8%
Boosters and dynamite 10%
IS 25%
AN 51%

Notes:

The segment revenue contribution presented is based on pro forma FY2005 financial information, prior to the acquisitions completed since 1 December 2005, as outlined in Section 5.2.

Percentages may not add due to rounding.

DYNO NOBEL MANUFACTURING FOOTPRINT IN NORTH AMERICA


Bulk Facilities[3] (100%)
7 Lehi, UT
8 Wright, WY
9 Barry, IL
10 Paige, VA
11 Brooksville, FL
12 Ormstown, CAN
13 Middlefield, CT
14 Tahera, CAN
15 St Gregoire, CAN
16 Watertown, NY
17 Mt Wright, CAN
18 Plymouth, CA
19 Greenfield, MO
20 Van Wyck, SC
21 Seneca, IL
22 Mt Carmel, PA
23 Rockyford, CAN
24 Bathurst, CAN
25 Hagersville, CAN
26 Carthage, MO
Bulk Facilities (JV)
27 Diavik, CAN
28 Ekati, CAN
29 Kayenta, AZ
30 Farmington, NM
31 Craig, CO
32 Biwabik, MN
33 Ishpeming, WI
34 Lincoln, CA
35 New Galilee, PA
36 Parrish, AL
37 Voisey's Bay, CAN
38 Corner Brook, CAN
AN Plants
1 St Helens[1], OR
2 Battle Mountain, NV
3 Cheyenne, WY
4 Louisiana, MO
5 Donora, PA
6 Maitland, CAN
Packaged Facilities
39 Watertown (SLE), NY
40 Carthage, MO
41 Paige, VA
42 Ormstown, CAN
43 North Bay, CAN
IS Facilities[2]
44 Carthage, MO
45 Wolf Lake, IL
46 Graham, KY
47 Port Ewen, NY
48 Simsbury, CT
49 Dinamita, Mexico
R&T Locations
50 Louisiana, MO
51 Simsbury, CT
52 Lehi, UT

Notes:
(1) Manufactures agricultural urea and non-explosives industrial products.
(2) Produces boosters.
(3) ANFO and bulk emulsions.

5.4.3 Manufacturing and sourcing

Dyno Nobel's AN plants are located strategically to serve key explosives markets on a competitive delivered-cost basis:

5.4.3.1 Explosives

Dyno Nobel has a strong AN production footprint in North America with five facilities producing explosives-grade AN. In addition, Dyno Nobel manufactures bulk emulsion explosives at 20 sites and manufactures packaged explosives at five sites. Dyno Nobel has access to a further 12 bulk emulsion facilities via Joint Ventures.

AN production

Dyno Nobel has approximately one million mt of annual explosives-grade AN production capacity in North America supplying approximately 85% of its AN requirements. The remaining AN is purchased from third-party suppliers such as TradeMark Nitrogen Corp, Orica, Agrium Inc, Continental Nitrogen & Resources Corp and Potash Corporation of Saskatchewan.

Dyno Nobel acquired the Cheyenne, Battle Mountain and St Helens plants from El Paso in December 2003. Dyno Nobel's management believe that the Cheyenne facility is the lowest-cost provider of AN on a delivered-cost basis into the high-demand Powder River Basin region. Cheyenne's primary feedstock is natural gas and it manufactures the bulk of its ammonia needs. By-products from the Cheyenne facility are used to make urea AN fertiliser products and protein supplements.

The Battle Mountain facility services Nevada metals mining customers. Dyno Nobel's Louisiana, Missouri plant services the Appalachian and Illinois coal basins while the Donora plant serves the eastern coal and aggregate region. The Maitland plant is positioned to service the eastern Canada and northeast US region.

The St Helens plant is dedicated to the production of industrial resins and agricultural products (urea AN fertilisers) to service the northwestern US. These markets are an adjacent activity for Dyno Nobel and while the plant is profitable and generates approximately 6% of Dyno Nobel's North American pro forma revenue, it is managed as a largely autonomous operation. Dyno Nobel plans to use AN solution from the St Helens plant to develop its emulsion business in the northwestern US market.

Cheyenne expansion

Dyno Nobel has approved an AN production capacity expansion at the Cheyenne facility to 405,000 mt pa, from the existing 270,000 mt pa. The Cheyenne expansion will be based on purchased ammonia feedstock and is expected to service the growth in the Powder River Basin.

Dyno Nobel has secured a new long-term contract with Peabody, the largest coal producer in the region, which will underpin the expansion. The additional AN production from the expansion will also allow Dyno Nobel to benefit from the growth in demand from other major coal producers in the region.

The cost of the expansion (approximately US$50 million) is included in the Company's forecast. It is envisaged the expansion will be funded from internal cash reserves and existing debt facilities. The scheduled commissioning date for the expansion is late 2007.

The project is projected to generate an attractive return on investment, and drive earnings growth beyond 2007.

AN PRODUCT SUPPLY CHAIN – DYNO NOBEL


Ammonia Source
AN Production
Capacity kt pa
Products
Third Party Supply Contracts
Maitland
180
AN
AN Solution
Nitric Acid
Louisiana
270
Donora
140
Battle Mountain
140
Spot Purchases
Cheyenne
270
Natural Gas
Cheyenne
Liquid CO_2
Urea
Urea AN
St Helens
St Helens
95

Note: Plant capacity determined on the basis of annual AN solution production capacity. St Helens figure represents ammonia production capacity. Given sufficient nitric acid capacity on site, the St Helens plant could produce up to 200 kt pa of AN solution.

Bulk facilities

Dyno Nobel's bulk explosives plants (which produce bagged ANFO and bulk emulsion) are generally supplied with AN from Dyno Nobel's AN manufacturing facilities, except where logistical issues and location make third-party purchases more efficient. Bulk explosives plants are typically located close to customer sites to minimise costs and risks associated with the transportation of explosives. In addition to fixed plants, Dyno Nobel operates mobile emulsion facilities that are temporarily located at customer sites to further reduce transportation costs and ensure that customers can meet blasting schedules.

Dyno Nobel also licenses emulsion manufacturing technology to those of its Joint Venture distributors that manufacture bulk and packaged emulsion products.

Carthage facility

Dyno Nobel's Carthage facility produces a range of explosives and IS products including dynamite, packaged emulsions and boosters. A cost-effective expansion of the plant is to be undertaken utilising assets and equipment acquired from the Ensign-Bickford Trojan Boosters plant at Spanish Fork, Utah. The Carthage plant is the only dynamite producer in North America.

5.4.3.2 Initiation systems

Dyno Nobel operates six facilities in North America involved in the manufacture and assembly of IS.

- NONEL® non-electric detonator production and assembly is spread over three facilities (Simsbury, Connecticut, Wolf Lake, Illinois and Dinamita in Mexico). NONEL® non-electric detonator sales account for approximately 48% (NONEL® including Boosters) or 57% (NONEL® excluding Boosters) of Dyno Nobel's North American initiation systems pro forma revenue;
- the Port Ewen facility produces electric IS. Approximately 40% of Port Ewen's output is sold to external third parties as private label products;
- the Carthage facility produces boosters and non-IS products; and
- the Graham plant produces detonating cords.

As part of its risk mitigation strategy, Dyno Nobel is evaluating plans to expand the manufacturing capabilities of the Dinamita facility so as to ensure it has two facilities capable of meeting its global NONEL® component production requirements.

5.4.4 Marketing and distribution

A key part of Dyno Nobel's differentiation strategy has been to develop multiple distribution channels to service its customers. Dyno Nobel's management believe that multiple distribution channels provide the following benefits:

- extensive customer reach;
- flexibility to service a diverse and disparate customer base;
- enhanced market intelligence; and
- greater focus with respect to the terms of sale of its products.

Dyno Nobel sells its products through five main distribution channels:

DYNO NOBEL DISTRIBUTION CHANNELS IN NORTH AMERICA

Retail	> Dyno Nobel operates its own retail outlets including 39 sites in the US > Network provides direct sales to end user national accounts > Benefits from 100% Dyno Nobel branded range and full integration within the Group
Wholesale – Joint Ventures	> Distributors handle a full range of products and services sourced from Dyno Nobel and competitors > Dyno Nobel holds at least a 50% ownership interest in these Joint Ventures > Benefits from Joint Venture partners' drive to grow the business, quick decision making, strong customer relationships and an efficient delivery and operational structure
Wholesale – Independents	> Sales to independent distributors which are not affiliated with any explosive manufacturer but may have supply/distribution arrangements with a manufacturer
Private Label	> Products sold to competitors who typically brand them with their identity
International	> Export sales to international customers

Approximately 26% of Dyno Nobel's North American pro forma revenue in FY2005 was derived from sales of product through its wholly-owned retail network.

Dyno Nobel's in-house logistics operation includes a fleet of vehicles specially constructed for the transport of explosives. Dyno Nobel's management believe that this distribution and in-house logistics capability will be an important competitive advantage in servicing the market in the future.

Having recently acquired the remaining interest in two of its Joint Ventures, Dyno Nobel intends to pursue further distribution consolidation opportunities in the North American market as they arise.

5.4.4.1 Distribution Joint Ventures

The development of Dyno Nobel's Joint Ventures has been a key factor in driving Dyno Nobel's growth in North America through extending the coverage of its sales channel as well as driving synergies and scale benefits in distribution. By entering into Joint Ventures, Dyno Nobel has successfully leveraged the experience and customer relationships of local distributors through retaining the owner operators' economic interest in the Joint Venture business. Dyno Nobel has held its interest in most of the Joint Ventures for more than 10 years, and over this period, has derived significant benefit from the distributors.

Dyno Nobel currently holds interests in 13 Joint Ventures. Details of Dyno Nobel's ownership interest in these Joint Ventures are set out in Section 7.2.4.

5.5 Australia

5.5.1 Overview

Dyno Nobel is the number two supplier in the Australian commercial explosives market.

Dyno Nobel supplies in excess of 250 kt pa of AN-based explosives, nearly six million detonators and a range of accessories annually to its Australian customers. In addition, as exclusive sales agent for QNP, Dyno Nobel manages approximately 175 kt pa of AN-based explosives sales to QNP's customers. The Australian operations generated pro forma sales of approximately US$210 million in Australia in FY2005, of which 66% was derived from AN-based explosives.

5.5.2 Customers

Dyno Nobel's top 10 customers in Australia are predominantly large, coal, iron ore, gold mining companies, and contractors that accounted for approximately 85% of Dyno Nobel's FY2005 Australian pro forma revenue. Dyno Nobel's agreements with these customers tend to be long-term and cover the provision of AN-based explosives, IS products and related services.

The pricing terms in these customer contracts are typically structured to mirror the price adjustment index formulae in the underlying AN or gas supply contracts. This helps reduce Dyno Nobel's exposure to volatility in input costs.


AUSTRALIAN VOLUMES BY CUSTOMER SEGMENT (FY2005)
Orica 7%
Coal Mining 36%
Metals Mining 57%
AUSTRALIAN REVENUE BY PRODUCT CATEGORY (FY2005)
Other 16%
Packaged 3%
Boosters 3%
IS 12%
AN 66%

5.5.3 Manufacturing and sourcing

Dyno Nobel sources the majority of its Australian AN requirements from QNP and from CSBP under a long-term supply contract (running until 2011). It produces bulk emulsions at three bulk facilities and assembles most of its IS products at a facility in Queensland using components sourced from Latin America and Europe.

Dyno Nobel sources its Australian packaged explosives from Orica.

Distribution is primarily via direct sales to the large mining customers.

5.5.3.1 Explosives

AN Production and Sourcing

Dyno Nobel sources its AN requirements through a combination of joint venture manufacturing, long-term supply contracts, swap agreements with Orica and spot purchases (typically imports).

(A) QNP Joint Venture

Dyno Nobel's primary AN production interest is held through its 50% shareholding in QNP. QNP operates a fully integrated facility situated at Moura, with a production capacity in the order of 180,000 mt pa of AN and AN solution, using natural gas as its feedstock. QNP's conversion efficiencies and its proximity to the Bowen Basin coalfields enable it to supply AN on a competitive delivered-cost basis into Australia's largest coal production region.

QNP has long-term contractual commitments to supply up to a total of 210,000 mt pa of AN to three customers: BHP Billiton Mitsubishi Alliance, Rio Tinto and Anglo Coal. Currently, QNP is supplementing its own production by importing AN to meet these commitments. These customer contracts tend to be long-term, generally running until 2009 or 2010. Dyno Nobel and its joint venture partner, CSBP, are in discussions with these customers regarding extending the term of these contracts as part of a package to support the expansion of QNP, the details of which are outlined below.

> DYNO NOBEL MANUFACTURING FOOTPRINT IN AUSTRALIA


01
02
05
06
03
04
Bulk Facilities
2 Moura, QLD
3 Warkworth, NSW
4 Kalgoorlie, WA
AN Plants
1 QNP/Moura, QLD
IS Facilities
5 Helidon, QLD
R&T Locations
6 Mt Thorley, NSW

Dyno Nobel is the exclusive sales agent for all QNP sales to its direct customers. Dyno Nobel also toll processes AN solution for QNP at its bulk emulsion facility located adjacent to the QNP plant.

QNP Expansion

Dyno Nobel is currently investigating options to increase its AN production capacity on the East coast of Australia. One of these alternatives is an expansion of QNP (referred to as QN2).

QN2 would service the growing coal market in the Bowen Basin. The current proposed capacity expansion is 250,000 mt pa with a scheduled completion in the second half of 2008. With potential low-cost gas and location advantages, Dyno Nobel's management believe QN2 should enjoy cost advantages over competing facilities.

Dyno Nobel's management believe an AN production expansion project will receive considerable support from the market, including QNP's foundation customers. As with QNP, it is proposed that an expansion project would only proceed on the basis of customers committing to long-term take-or-pay contracts.

If the Company decides to proceed with an expansion project, it is currently intended that the expansion will be funded on a project finance basis.

(B) CSBP supply contract

In Western Australia, Dyno Nobel is party to a long-term take-or-pay contract with CSBP for the supply of 180,000 mt pa of AN from CSBP's Kwinana plant. This supply contract provides Dyno Nobel with access to AN tonnage from Kwinana until 2011 for supply to its large iron ore customers in the Pilbara. Contract pricing is fixed price plus an escalation linked to CPI. Dyno Nobel is entitled to all explosives grade AN produced from the existing prilling tower at Kwinana until 2011.

Recently, CSBP's parent, Wesfarmers, announced plans to expand the Kwinana facility using imported ammonia as feedstock. The expansion is expected to increase AN prill production capacity by an additional 235,000 mt pa. Commissioning is scheduled for mid-2007. Dyno Nobel has commenced discussions with Wesfarmers in connection with securing additional supply from the capacity expansion. Other industry players are also in discussions with Wesfarmers and Dyno Nobel's management expects these players will secure off-take agreements for a portion of the expansion capacity.

(C) Orica swap

Dyno Nobel and Orica are parties to a swap agreement under which Dyno Nobel supplies AN to Orica in Western Australia and Orica provides an equivalent tonnage of AN to Dyno Nobel in eastern Australia. In 2005, approximately 51,000 mt were supplied under this swap. Dyno Nobel's management estimate that this swap volume will increase in 2006. The swap is an attractive arrangement for both parties, enabling Dyno Nobel and Orica to service contracts more competitively in regions where they do not have their own source of AN supply.

DYNO NOBEL'S AUSTRALIAN AN PRILL SOURCING PROFILE (FY2005)



CSBP supply 39%
QNP imports 2%
QNP supply 37%
Imports 12%
Orica swap 11%

Notes:
(1) Dyno Nobel holds a 50% interest in QNP.
(2) In addition to the above sales, Dyno Nobel undertakes AN trading whereby, at the customers' request, it imports AN and on-sells it on a cost plus basis to its customers.
(3) In FY2005, both the CSBP and QNP facilities were subject to their bi-annual maintenance shutdowns which resulted in actual output being below normal production levels.

(D) Imports
AN requirements above the available contracted tonnages at QNP and CSBP are covered by spot purchases from overseas suppliers (typically, imports from China or South Africa).

5.5.3.2 Initiation systems
Dyno Nobel operates an IS assembly facility at Helidon, for the supply of IS products into the Australian and Asian markets. This facility sources its components from manufacturing plants in Latin America and Europe which were formerly owned by DNH and are scheduled to be transferred to Orica, subject to necessary regulatory approvals. As part of the agreement governing the on-sale of these assets to Orica, these plants will continue to supply components to the Helidon facility until 2007. During this transition phase, Dyno Nobel will evaluate alternative sourcing options for the Helidon plant including sourcing from Dyno Nobel's Mexican or other North American manufacturing facilities and other third party suppliers.

5.5.4 Marketing and distribution
In Australia, Dyno Nobel predominantly sells directly to large mining customers, reflecting the scale and sophistication of Australia's minerals resources and mining industries.

Dyno Nobel operates a fleet of bulk explosives vehicles that have the capability to mix and sensitise explosives on site; however, in most cases, the transportation of AN and bulk emulsion from manufacturing plants to customer sites in Australia is sub-contracted to specialised transportation providers.

5.6 Group strategy and growth opportunities
Dyno Nobel's strategy is to be the leading full service commercial explosives supplier in the markets in which it operates and to be the supplier of choice for safe, reliable, technically advanced products while providing Shareholders with attractive returns. There are six key initiatives which will drive this strategy:

> ***capitalise on the current strength of the explosives markets by securing access to further competitively priced AN supplies.*** Dyno Nobel has recently approved the 135,000 mt expansion of the Cheyenne AN facility and the purchase of the former Nitrochem facility at Maitland in North America and is currently conducting a number of feasibility studies regarding AN expansion projects in Australia. The most advanced of the remaining opportunities is the potential 250,000 mt development of QN2 by QNP, details of which are outlined in Section 5.5.3.1. Dyno Nobel will also pursue partnership opportunities with local and international raw materials suppliers to secure access to low-cost feedstock for its AN facilities;

> ***target entry into expected high-growth regions including Asia and Latin America.*** Dyno Nobel is committed to exploring growth opportunities outside its current markets and has identified a number of opportunities in the Asian and Latin American regions that will facilitate effective and accelerated entry into those markets. Dyno Nobel's management believe that in the medium term, there are a range of attractive acquisition opportunities in core explosives markets. Longer term, China and Russia represent important growth opportunities given the fragmented nature of their explosives supply markets;

> ***optimise the North American distribution model.*** Dyno Nobel's management believe that the Group's distribution model has been an important driver of its North American growth. The Company intends to pursue further opportunities to enhance and broaden its distribution footprint. In addition, the Company will explore acquisition opportunities in "adjacent" business sectors such as drilling and blasting services;

> ***improve the Company's IS production platform.*** Dyno Nobel's management believe there is scope for further operational improvements through a simplification of Dyno Nobel's IS production platform. Expanding the manufacturing capabilities at the Dinamita facility in Mexico would provide the Company with dual-plant sourcing flexibility for its NONEL® requirements for both the North American and Australian markets. As more production capacity is developed at Dinamita, it is expected that overall production costs will decline and there may be opportunities to release capital employed from the US-based manufacturing assets;

> ***drive DetNet's growth into profitability.*** Dyno Nobel is committed to DetNet and the successful commercialisation of its full electronic detonator range. With growing market acceptance of electronic detonators generally, and of the DetNet range in particular, Dyno Nobel is expecting improved contributions from its DetNet investment in FY2006;

> ***maximise synergies from acquisitions.*** Dyno Nobel's recent acquisitions have entailed significant overlap with the Company's existing operations in North America, both in terms of geography and business activities. Dyno Nobel's management are committed to extracting the synergies from these acquisitions for the benefit of customers and Shareholders.

In addition to these key strategies, Dyno Nobel will continue its focus in a number of areas:

> maintaining the focus on training and safe work practices throughout the Dyno Nobel workforce and in dealings with all stakeholders including customers;

> continuing to develop high-quality products and innovative solutions for its customers; and

> increasing cost effectiveness and capital efficiency, and identifying and removing any duplicated functions throughout the organisation.

In relation to acquisition and growth capital expenditure, projects will be required to meet minimum return thresholds and have customer support, typically in the form of long-term contracts, to ensure the financial attractiveness of the project.

5.7 Industry regulation

Dyno Nobel is continually reviewing its operating practices and, where necessary, investing in technology and training to meet both the current regulatory requirements and those anticipated in the near term. While regulation has the potential to increase operating costs in the industry, it is also driving some trends, for example the outsourcing of on-site services by explosives customers that Dyno Nobel's management believe will benefit the Group.

5.8 Health, safety, environment and quality

Dyno Nobel places great emphasis on ensuring the health and safety of its employees, customers and the public in general. Dyno Nobel's management regard high Health, Safety, Environment and Quality ("HSEQ") standards as key to building long-term, sustainable customer relationships. Dyno Nobel's ultimate objective for its HSEQ strategy is to have "zero accidents and zero customer complaints". Dyno Nobel also has an established company-wide security policy for the handling, manufacture, storage and transportation of hazardous materials.

5.8.1 Health and safety

Dyno Nobel has approximately 3,000 full-time employees in its North American and Australian operations, with in excess of 800 employed in the Joint Ventures.

Dyno Nobel's health and safety programs are based on the premise that all injuries and accidents can be prevented. The corporate safety slogan, "Leaving Nothing to Chance", depicts this philosophy and commitment to safety. Dyno Nobel's safety programs are subject to regular comprehensive audit to assess their effectiveness.

A behaviour-based safety program, Take5!, implemented in 2003, has led to increased safety awareness resulting in reduced accidents and improved safety culture. This program requires employees to identify hazards and appropriate loss controls prior to undertaking an activity.

Accident investigations are a key component of Dyno Nobel's safety program. Accidents are investigated and reported utilising a global database (ICARUS). Dyno Nobel monitors its safety track record through the Total Recordable Injury Frequency Rate and Lost Time Injury Frequency Rate on a monthly basis for each region and on a global basis. Dyno Nobel has made significant progress towards being injury free, which has resulted in significant cost savings to the Company.

5.8.2 Environmental management

Dyno Nobel is committed to operating in accordance with industry best practice environmental standards. The Group's environmental management system encompasses advanced cleaning technologies, specialised trucks and storage facilities, waste management, environmental training and audits. Dyno Nobel has been active in developing cooperative relationships with environmental regulators, which assist in promptly receiving information about proposed regulation that may affect the Dyno Nobel Businesses.

The majority of raw materials handled by Dyno Nobel are relatively common chemicals that do not have any long-term effects on the environment. Under normal conditions, AN degrades naturally in the environment and has relatively minor health and environmental effects. AN is of similar composition to fertilisers that are applied to enhance the quality of soil for farming.

Dyno Nobel also handles small quantities of hazardous substances, primarily lead and perchlorates, used in the manufacture of detonators. The Company is investigating options to reduce the current lead levels in its detonator products to the minimum possible level. In relation to perchlorates, the US Environmental Protection Agency has recently established an official reference dose for perchlorates, that in turn will establish a benchmark for perchlorate levels in ground-water. Perchlorates may leave a potentially contaminating residue on a blast site. Although Dyno Nobel's bulk explosives products include relatively small amounts of perchlorates, which should disintegrate fully during the detonation process, Dyno Nobel's business plan includes the cost of replacing perchlorates with alternative materials in its bulk explosives products. The Company is also investigating how the minute amounts used in its detonators can be further minimised or eliminated.

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Board, Senior Management and Employees


06

6.1 Board of Directors



GEOFF TOMLINSON
Chairman

Geoff Tomlinson has had an extensive career in the financial services industry. He became a non-executive director in 1999, working in a number of industries including manufacturing, financial services and property maintenance.

Since 2000, Geoff has held the position of Chairman of Funtastic Ltd and Programmed Maintenance Services Ltd. He also holds directorships with National Australia Bank Ltd and Amcor Ltd.

Geoff brings with him 29 years of experience with the National Mutual Group, including six years as Group Managing Director and Chief Executive Officer. His experience in asset management, mergers and acquisitions, and strategic planning will help Dyno Nobel execute its expansion plans. Geoff holds a Bachelor of Economics from the University of Western Australia.



PETER RICHARDS
Chief Executive Officer

Peter Richards is the Chief Executive Officer of Dyno Nobel. Peter has over 15 years of experience in the explosives industry, with a proven track record in managing Dyno Nobel's North American and Asia Pacific businesses. Prior to joining Dyno Nobel, Peter held various positions with Wesfarmers Ltd and British Petroleum. Peter joined Dyno Nobel's Australian operations in 1991 where he held a number of roles. In 2000, Peter was appointed Senior Vice President of Dyno Nobel Asia Pacific and in 2002, Senior Vice President of Dyno Nobel North America.

Under Peter's guidance, Dyno Nobel North America has successfully completed and integrated several significant acquisitions and achieved consistent improved financial performance.



RALPH HARNETT
Non-Executive Director

Ralph Harnett resides in California and contributes extensive international experience in the strategic management and leadership of large corporations to the Board. Ralph brings a strong understanding of the Company's products and services, including explosives technology and blasting services.

Prior to joining the Board, Ralph was President and Chief Executive Officer of Ensign-Bickford Industries Inc and Senior Vice President, Energy and Telecom of Raychem Corporation.

Ralph holds a Bachelor of Science from Purdue University, Indiana and a MBA from Harvard Business School, Harvard University.



ROD KELLER
Non-Executive Director

Rod Keller brings over 36 years of commercial knowledge and experience to the Board.

Rod was Managing Director of GPU International Australia Pty Ltd ("GPU") from 1995 to 1999 during which time GPU disposed of Solaris Power Pty Ltd and acquired GPU GasNet and GPU PowerNet. Following these acquisitions, he became Chief Executive Officer of GPU PowerNet and GPU GasNet from 1999 to 2000.

Prior to joining GPU, Rod held a number of management positions with Fletcher Construction Pty Ltd, the South Australian Government and Santos Ltd.

Rod has a Bachelor of Engineering (Mechanical) from the University of Sydney. He is currently Chairman of GasNet Australia Group, a director of Norfolk Group Holdings Pty Ltd, a director of Macquarie Communications Infrastructure Group and Chairman of the Co-operative Research Centre for Welded Structures.



JOCK MUIR
Non-Executive Director

Jock Muir brings to the Board over 20 years of experience within the international mining supply industry and a detailed knowledge of Dyno Nobel and the markets in which it operates.

Jock worked for 13 years at Mitchell Cotts plc, a UK public company, including seven years as CEO of the Australian mining supply operations.

Jock joined Dyno Nobel in 1992 and was appointed Senior Vice President Asia Pacific in 1995. From 2000, Jock took up corporate roles at a SVP level in global marketing, emerging markets, mergers and change management roles based in Norway, USA and Australia, before retiring from executive duties on 31 December 2005. Jock Muir is currently a director on the boards of DetNet International Ltd and DetNet (RSA) Pty Ltd.

Jock is a member of The Institute of Chartered Accountants of Scotland and the Institute of Chartered Accountants in Australia.



DAVID WALSH
Non-Executive Director

David Walsh bring extensive legal and commercial knowledge and experience to the Board.

David is an experienced corporate and commercial lawyer and company director. Until 2005, he was a Senior Partner of Mallesons Stephen Jaques, practising commercial, corporate and telecommunications law. He has been a member and office bearer of numerous professional and business associations and is a former member of Commonwealth advisory committees in relation to copyright and intellectual property.

Currently, David is the Chairman of Templeton Global Growth Fund Ltd, a director of PaperlinX Ltd, a director of Macquarie Infrastructure Investment Management Ltd, which is the responsible entity for Macquarie Infrastructure Group, and a director of Heide Park and Art Gallery.

Additional Non-Executive Director

It is the opinion of the existing Board members that the composition and effectiveness of the Board could be enhanced through the addition of an Non-Executive Director with specialist financial skills. The Directors intend to identify and appoint such a person after Listing.

6.2 Senior Management

Dyno Nobel has an experienced Senior Management Team with a range of explosives industry backgrounds and an average time in the industry of more than 16 years.

This team, led by CEO Peter Richards, has been responsible for the successful execution and implementation of major acquisition and growth initiatives of the Dyno Nobel Businesses in recent times, including the 1999 establishment of the QNP AN production facility, the 2003 merger with The Ensign-Bickford Company, the 2003 acquisition of the El Paso assets and the North American regional acquisitions undertaken since 1 December 2005.



Peter Richards – Chief Executive Officer (Sydney)

Peter Richards' details are set out in Section 6.1.



Shane Gannon – Chief Financial Officer (Sydney)

Shane Gannon is Chief Financial Officer of Dyno Nobel, having commenced with the Company in 2006.

Shane has held various senior management positions with Australian and overseas listed entities. He has a strong corporate finance background, following 10 years with the construction, project management and capital structuring company, Lend Lease Corporation Ltd, where he was appointed to a number of CFO/General Manager – Finance roles across the group.

Shane has also served as CEO of Novera Energy Ltd and CFO of Employment National.



Richard Shea – Senior Vice President, Legal and Corporate Affairs (Sydney)

Richard Shea is the Senior Vice President, Dyno Nobel Legal and Corporate Affairs. He commenced his employment with Dyno Nobel in August 1990, and was appointed to the senior management team in 1995.

During Richard's time with Dyno Nobel, he has overseen the implementation of numerous stock and asset acquisitions and the establishment of many of its Joint Ventures. Richard holds a Juris Doctorate degree in law, a Bachelor's degree in accounting and is a Certified Public Accountant. Prior to his employment with Dyno Nobel, Richard was an attorney at a law firm in Chicago, specialising in transactional law, tax and litigation.

Richard is also Company Secretary.



Lars Johansen – President, Dyno Nobel America (Salt Lake City)

Lars Johansen is President of Dyno Nobel America. He commenced with Dyno Nobel in 1988 and has held the positions of CFO and Vice President of Finance for Dyno Nobel America. Lars has 16 years' experience in finance, marketing and general management in the explosives industry throughout North America, Latin America and Europe.

During Lars's time with Dyno Nobel, he has driven significant restructuring and business process re-engineering, mergers and acquisitions, as well as facilitating and executing Dyno Nobel's strategy for entry into Latin America.



John Feasler – Chief Operating Officer, Dyno Nobel America (Salt Lake City)

John Feasler is the Chief Operating Officer, Dyno Nobel America with over 31 years of experience in the industry. He was appointed to this position in December 2005, previously holding the position of Vice President Sales and Marketing since 2003. John brings to Dyno Nobel extensive experience in sales, marketing, operations and technology in the North American and international explosives industry. John also gained sales and marketing experience at Ensign-Bickford where he worked from 1975 to 2003 in a variety of positions.

John has a Bachelor of Science degree in Mining Engineering from the Colorado School of Mines and was a former Chairman and member of the Board of Governors of the Institute of Makers of Explosives.



Tim Fry – President, Dyno Nobel Asia Pacific (Sydney)

Tim Fry is a mining engineer having worked in Ireland and the United Kingdom before emigrating to Australia in 1991, gaining project engineering/management experience with Tara Mines, Yeoman Morven and other major infrastructure projects in the UK. He joined Dyno Nobel in that same year as a Blasting Engineer. Tim has worked in management roles within Dyno Nobel since 1994 covering contract, commercial and operations management. He became Vice President of Commercial Operations for Australia in 2000 and in 2001 was given the responsibility for the Asia Pacific region. He became Senior Vice President for Asia Pacific in 2002 and is currently President Asia Pacific.



David Mairs – President, Dyno Nobel Canada (Calgary)

David Mairs has 28 years of experience in the explosives business. A graduate mining engineer from Colorado School of Mines, David worked in the mining industry before joining CIL Explosives where he specialised in field technical services across Canada. In 1987, David and Dyno Nobel formed Western Explosives, a Joint Venture based in Calgary, Alberta. As President, David oversaw significant growth in Western Explosives. In 2004, David oversaw the merger of Western Explosives and Dyno Nobel to form Dyno Nobel Canada.



Anthony Kutra – Senior Vice President, Strategy and Business Development (Sydney)

Tony Kutra has extensive experience in business development, both within explosives, and the gas and oil industries. Tony joined Dyno Nobel in 1991 as a Business Development Manager. He spent eight years based in China and Norway with Dyno Nobel, being appointed in 2001 as Senior Vice President Corporate Development, responsible for global business strategy and major capital investments. Tony returned to Australia in 2005 where he has been responsible for AN operations and strategy in Asia Pacific.



Ross Kelly – Senior Vice President, Safety, Systems and Process Improvement, (Sydney)

Ross joined Dyno Nobel in 1994 after having worked in the Australian coal industry in various management, operations and planning roles over the previous 14 years. Since joining Dyno Nobel, he has occupied senior roles in technical services, operations, and sales and marketing before becoming Vice President Supply for the Asia Pacific division where he oversaw the implementation of SAP. Most recently, as Vice President Separation and Safety, the focus has been on managing the transitional processes leading to the creation of Dyno Nobel Limited.

Ross has a Bachelor of Science degree from Newcastle University.

6.3 Employees and culture

Dyno Nobel has approximately 3,000 full-time employees in North America and Australia. Dyno Nobel's philosophy is to develop a team of committed, enthusiastic employees through its recruitment, selection, performance management, and training and development processes. A commitment to environmentally sustainable values, a clear strategic vision and regionalised management structures are key elements of Dyno Nobel's success. Dyno Nobel believes it provides attractive career opportunities with a workforce of industry-leading standard.

Dyno Nobel recognises that its people are the key to its success. It places priority on training and development, and recruiting the best people. Reward programs recognise high achieving employees in areas such as safety and environment, improvement, financial results, customer service and innovation. The reward program contributes to Dyno Nobel's high performance culture.

6.4 Corporate Governance

Board of Directors and Committees

The Directors as at the date of this Prospectus are detailed in Section 6.1.

The Board monitors the operational and financial position and performance of Dyno Nobel and oversees its business strategy, including approving the strategic goals of the Company. The Board is responsible for the corporate governance of the Company. The role of the Board is outlined in greater detail in the Corporate Governance Statement in this Section 6.4.

To assist the Board in performing its duties, the following committees have been established, each of which has its own charter:

> Audit and Compliance Committee;

> Remuneration and Nomination Committee; and

> Safety and Operational Risk Committee.

The Board may establish other committees from time to time if required.

The charters of these committees reflect the Best Practice Recommendations.

Audit and Compliance Committee

The purpose of the Audit and Compliance Committee is to assist the Board in fulfilling its statutory and fiduciary obligations in relation to:

> the quality and integrity of the Company's financial statements, accounting policies and financial reporting and controls, including compliance with laws, regulations and ethical guidelines, and disclosure practices;

> the performance of the Company's external auditors and their appointment and removal;

- > the independence of the external auditor and the rotation of the external audit engagement partners at least every five years;
- > Dyno Nobel Group funding, financial risk management, and monitoring of business risk; and
- > statements, commentary or financial reports to be released to ASX.

The Committee will meet as often as required and at least four times each year. Meetings of the Committee may be attended by any Director, and by the engagement or audit partner of the external auditor. The Committee will provide regular reports to the Board on the matters within the Committee's areas of responsibility. The Committee may take advice from external parties at Dyno Nobel's cost.

The Committee consists of three Non-Executive Directors.

Remuneration and Nomination Committee
The purpose of the Remuneration and Nomination Committee is to assist the Board in the effective discharge of its responsibilities in relation to remuneration and performance of executives and Non-Executive Directors, and the composition and performance of the Board.

The responsibilities of the Committee include:

- > regularly reviewing the executive remuneration policy of the Dyno Nobel Group, and monitoring compliance with the executive remuneration policy;
- > reviewing and approving executive incentive plans, termination payments and terms of employment;
- > assessing the skills required for the Board to discharge its responsibilities and meet its objectives, and reviewing the composition of the Board; and
- > developing and implementing policies for selection and appointment of new Directors, and overseeing processes for searching for a new Chief Executive Officer or Non-Executive Director.

The Committee will meet as often as required and at least four times each year. Meetings of the Committee may be attended by any Director. The Committee will provide regular reports to the Board on matters within the Committee's area of responsibility.

The Committee consists of three Non-Executive Directors.

Safety and Operational Risk Committee
Dyno Nobel places a high priority on safety and management of operational risks, including in relation to health, the environment, security of operations and materials, product liability and explosives regulation.

The purpose of the Safety and Operational Risk Committee is to assist the Board in the effective discharge of its responsibilities in relation to safety and the key operational risks, outlined above. The Committee has authority from the Board to review and investigate any matter within the scope of its charter and make recommendations to the Board in relation to those matters.

The responsibilities of the Committee include:

- > ensuring that the systems and processes for identifying, assessing and managing operational risks of the Company are adequately monitored;
- > regularly reviewing the policies of the Dyno Nobel Group pertaining to key operational areas, including safety, health, environment, security of operations and materials, product liability and explosives regulation, and reviewing the supporting management systems and processes;
- > reviewing investigations of major incidents within the Company's operations; and
- > monitoring legislative developments and considering major operational issues that may have significant implications for the Company.

The Committee will meet as often as required and at least four times each year. Meetings of the Committee may be attended by any Director. The Committee will provide regular reports to the Board on matters within the Committee's areas of responsibility.

The Committee consists of three Non-Executive Directors.

Continuous Disclosure Policy
Once listed, the Company will be a "disclosing entity" pursuant to sections 111AC and 111AR of the Corporations Act. As such, it will be subject to the continuous disclosure requirements of the Listing Rules and section 674 of the Corporations Act. Subject to the exceptions contained in the Listing Rules, the Company will be required to disclose to ASX any information concerning the Company which is not generally available and which a reasonable person would expect to have a material effect on the price or value of Shares. In addition, the Company will provide ASX with any information necessary to correct or prevent a false market in Dyno Nobel securities.

All information provided to ASX will be posted to the Company's website at www.dynonobel.com after ASX confirms an announcement has been made.

The Company has adopted a written Continuous Disclosure Policy in relation to information disclosure and relevant procedures for internal monitoring of matters that may require disclosure to ASX. The Company Secretary and CFO have primary responsibility for the administration of the Policy and for coordinating the disclosure of price sensitive information relating to Shares to ASX. They are also responsible for ensuring that Directors and employees of Dyno Nobel are aware of their responsibilities under the Policy.

The Policy also sets out other principles that Dyno Nobel will apply in relation to disclosure of material information, including that the Company:

> may request a trading halt from ASX or make a preliminary or holding announcement where a proposal is insufficiently complete to warrant disclosure;

> will not generally respond to market rumours, except where incomplete or selective disclosure of information relating to the Company has been released, particularly where that information is affecting trading in the Company's securities;

> will not provide analysts with material information that is not publicly available; and

> will release to ASX any information released to overseas markets, simultaneously with the overseas release.

Continuous disclosure will be a standing agenda item at each Board meeting.

Securities Trading Policy

The Company has adopted a Securities Trading Policy governing trading in the Company's securities by Directors, officers and employees. The purpose of the Policy is to raise awareness of insider trading rules, and of the fact that trading must not proceed without prior notification and clearance.

Any Director or employee who is in possession of price sensitive information which is not generally available to the market must not deal in the Company's securities. In addition, to avoid any adverse inference being drawn of unfair dealing, Directors and employees must not deal in Dyno Nobel securities during the month immediately before:

> the release of the Company's half yearly or yearly results; or

> the Annual General Meeting when it is customary for the Chairman to provide further information about the Company's current performance.

The Securities Trading Policy provides that if a Director or senior executive of the Company wishes to trade in Dyno Nobel securities or exercise options over Shares, they must first advise the Chairman (in the case of Directors) or the Company Secretary (in the case of employees) of their intention to do so. The Director or employee must not buy or sell the Company's securities unless the Chairman or Company Secretary has indicated that there is no objection under the Securities Trading Policy to the proposed transaction.

If a Director deals in Company securities the Director must advise the Company of these transactions, and the Company must advise ASX within five business days, in accordance with the Corporations Act and the Listing Rules.

Corporate Governance Statement

The Board is responsible for the overall governance of the Company.

The Board has adopted a Board Charter which sets out the responsibilities of the Board in greater detail, including the following responsibilities:

> providing strategic direction for, and approving, Dyno Nobel's business strategies and objectives;

> monitoring the operational and financial position and performance of Dyno Nobel;

> identifying the principal risks faced by Dyno Nobel and taking reasonable steps designed to ensure that appropriate internal controls and monitoring systems are in place to manage and, to the extent possible, reduce the impact of these risks;

> requiring that financial and other reporting mechanisms are put in place which result in adequate, accurate and timely information being provided to the Board and Shareholders and the financial market as a whole being fully informed of all material developments relating to Dyno Nobel;

> appointing, overseeing, evaluating performance and, where appropriate, removing the CEO, approving other key executive appointments and planning for executive succession;

> reviewing and approving remuneration for the senior executives of Dyno Nobel;

> approving Dyno Nobel's budgets and business plans and monitoring the management of Dyno Nobel's capital, including the progress of any major capital expenditures, acquisitions or divestitures;

> establishing procedures to ensure that financial results are appropriately and accurately reported on a timely basis in accordance with all legal and regulatory requirements;

> adopting appropriate procedures to ensure compliance with all applicable laws, governmental regulations and accounting standards; and

> approving, and reviewing from time to time, Dyno Nobel's internal compliance procedures, including any codes of conduct and taking all reasonable steps to ensure that the business of Dyno Nobel is conducted in an open and ethical manner.

The Charter provides for the Board to delegate specific matters to senior management, or to committees established by the Board.

Under the Charter, a Director may obtain external professional advice at Dyno Nobel's expense, with the Chairman's prior approval. Such advice must be made available to the Company.

The Charter requires that there should be a majority of Non-Executive Directors as opposed to executive Directors, and that a majority of the Non-Executive Directors should be independent. The Chairman of the Board should be an independent Director.

Pro-Forma Historical Financial Information


07

7.1 Overview

The Company was incorporated on 4 January 2006. Since its incorporation, it has not undertaken any activities. It is intended that the Company will acquire the Dyno Nobel Businesses and certain recently acquired businesses, by acquiring the shares of DNH shortly before the issue of Shares under the Offer. As a result, there is no actual historical financial information for the Company.

The Directors have therefore prepared pro forma historical financial information on the financial performance of the Dyno Nobel Businesses (and certain recently acquired businesses) to provide potential investors in the Company with information to help them understand what the historical financial performance of the Dyno Nobel Group would have been, had those businesses operated as a stand-alone group since 1 January 2004.

The pro forma historical financial information also presents the pro forma balance sheet of the Dyno Nobel Group, prepared as though the Company's acquisition of DNH, DNH's acquisition of ETI, the Spanish Fork assets and the minority interests in St Lawrence Explosives, Dyno East Kentucky and Dyno Nobel Canada (refer to Section 5.2 for further commentary on these acquisitions) had occurred on 31 December 2005 and reflects the proposed new financial structure of Dyno Nobel which will be in place on completion of this Offer.

The pro forma historical financial information contained in this Section 7 is supplemented by the more detailed disclosure contained in the Appendix. The Company believes the information contained in the Appendix is primarily of interest to professional analysts or advisers, or investors with specialist information needs. Details of how to obtain a copy of the Appendix are contained in Section 12.16.

The Prospectus does not include the actual historical financial information of DNH, nor is the pro forma information based on the audited consolidated financial statements of DNH, as such consolidated financial statements are not available at the date of this Prospectus. It is expected that the actual consolidated financial statements of DNH, once they are made available, will differ materially from the pro forma historical financial information of the Company presented herein as discussed in more detail in Section 7.2.7.

The pro forma historical financial information is presented in abbreviated form and should be read in conjunction with, and is qualified by reference to, the information contained elsewhere in this Section and the pro forma historical financial information contained in the Appendix. It does not contain all of the disclosures that are necessary in an annual financial report prepared in accordance with the Corporations Act.

7.2 Basis of preparation and presentation

7.2.1 Accounting convention

The pro forma historical financial information included in this Prospectus has been prepared in accordance with the recognition and measurement principles prescribed under AIFRS and other mandatory professional reporting requirements in Australia, which are effective for financial years beginning on or after 1 January 2005. The pro forma historical financial information has been prepared as if the current requirements of AIFRS had been effective from 1 January 2004. As the Company was incorporated subsequent to the transition to AIFRS, it will not be required to present information in accordance with previous Australian generally accepted accounting principles ("Australian GAAP").

The pro forma historical financial information included in this Section 7 and the Appendix consists of:

> the pro forma consolidated statement of revenue, EBIT and capital expenditure of the Dyno Nobel Group for FY2004 and FY2005, as set out in Section 7.3 and the Appendix;

> the pro forma consolidated balance sheet of the Dyno Nobel Group as at 31 December 2005, as set out in Section 7.5; and

> the pro forma parent entity balance sheet of the Company as at 31 December 2005, as set out in Section 7.6.

This information is set out in further detail in the Appendix.

7.2.2 Derivation of pro forma historical financial information

The pro forma historical financial information of the Dyno Nobel Group contained in this Section 7 and in the Appendix has been derived from the pro forma historical financial information of the Group's North American and Australian operations and from DetNet.

The pro forma historical financial information for the Dyno Nobel Group's North American operations has been derived from the following:

> the audited consolidated financial statements of Dyno Nobel Holdings USA II Inc and ETI for FY2004 and FY2005, each as prepared in accordance with US generally accepted accounting principles ("US GAAP"). Adjustments have been made to this financial information to present the pro forma historical financial information of the Group's North American business in accordance with AIFRS. An explanation of these adjustments is set out in Note D of the Appendix;

- > the unaudited financial statements of Dyno Nobel Canada and the Mexican IS plant for FY2004 and FY2005, prepared in accordance with AIFRS; and
- > the unaudited management information on the Nitrochem, Maitland business for FY2004 and FY2005, prepared in accordance with US GAAP.

The pro forma historical financial information for the Dyno Nobel Group's Australian operations has been derived from the audited consolidated financial statements of Dyno Nobel Asia Pacific Ltd ("DNAPL") for FY2004 and FY2005.

The pro forma historical financial accounts for DetNet has been derived from the unaudited financial records of DetNet.

The audited financial statements of DNAPL and the unaudited financial accounts of DetNet have been prepared in accordance with AIFRS.

A more detailed discussion of the derivation of the pro forma historical financial information for the Dyno Nobel North American and Australian businesses is set out in Note D of the Appendix.

7.2.3 Difference between pro forma and statutory basis of presentation

Prior to the Company's acquisition of DNH, the Dyno Nobel Businesses, including the recently acquired businesses, operated under a different corporate cost structure with different debt and tax profiles to those proposed for the Company going forward. As a consequence, the actual interest and tax costs incurred by these businesses are not representative of what the Group's interest and tax charges would have been had the businesses operated as a stand alone consolidated group from 1 January 2004. Accordingly, the pro forma historical financial information is presented to a pro forma EBIT line only and historical cash flow information is presented only with respect to capital expenditure.

In addition, in preparing the pro forma historical financial information of the Dyno Nobel Group certain pro forma and normalisation adjustments were made to the historical financial information that the Company considered appropriate to reflect the operations of the Dyno Nobel Group. The principal pro forma adjustments that have been made relate to the inclusion of the recent acquisitions and the impact of the expected corporate cost structure of Dyno Nobel. The principal normalisation adjustments that have been made are the exclusion of share-based payments to management, restructuring expenses and significant environmental expenses. These adjustments, together with a reconciliation of the pro forma historical financial information of the Dyno Nobel Group to the audited financial statements of DNAPL and Dyno Nobel Holdings USA II Inc are provided in Note D of the Appendix.

7.2.4 Equity method basis and proportionate consolidation basis of presentation

In accordance with AIFRS, Dyno Nobel accounts for its interest in joint ventures using the equity method basis. Under this method, Dyno Nobel includes its share (based on its effective interest percentage) of each joint venture entity's net profit after interest and tax in Dyno Nobel's pro forma EBITDA, pro forma EBITA and pro forma EBIT.

For the information of investors, certain financial information contained in this Prospectus is presented on a proportionate consolidation basis. Under this basis, Dyno Nobel accounts for its interest in joint ventures by including its share of each joint venture's pro forma revenue, cost of sales, other income and other expenses within the respective line items. Therefore, Dyno Nobel's pro forma EBITDA, pro forma EBITA and pro forma EBIT reflect its share of the earnings before interest and tax of the joint ventures.

The Directors consider this presentation is relevant to investors as it provides a measure of Dyno Nobel's effective economic interest in its joint ventures and is consistent with how the Directors measure the business internally. However, the proportionate consolidation basis is not consistent with AIFRS and does not represent the basis upon which information will be presented in the Company's statutory consolidated financial reports.

The table below summarises the Company's effective interest in equity accounted joint ventures:

TABLE 7.2.4: DYNO NOBEL EFFECTIVE INTERESTS IN JOINT VENTURES

Joint Venture	Location		Dyno Nobel effective interest (%)
Alpha Dyno Nobel	California	US	50%
Boren Explosives Co. Inc	Alabama	US	50%
Buckley Powder Co	Colorado	US	50%
Buckley Powder Company of Oklahoma Inc	Oklahoma	US	51%
Dampier Ammonia Pty Ltd	Western Australia	Australia	50%
Dampier Nitrogen Pty Ltd	Western Australia	Australia	50%
Denesoline Western Explosives Inc	Northwest Territories	Canada	49% (95% profit interest)
DetNet International Ltd	Dublin	Ireland	50%
DetNet South Africa (Pty) Ltd	Johannesburg	South Africa	50%
Evenson Explosives LLC	Illinois	US	50%
Midland Powder Company	Indiana	US	50%
Minnesota Explosives Co	Minnesota	US	55%
Newfoundland Hard-Rok Inc	Newfoundland	Canada	50%
Pepin-IRECO, Inc	Michigan	US	50%
Polar Explosives Ltd	Northwest Territories	Canada	83.5%
Queensland Nitrates Pty Ltd	Queensland	Australia	50%
Queensland Nitrates Management Pty Ltd	Queensland	Australia	50%
Wampum Hardware Company	Pennsylvania	US	50%
Western Explosives Systems Co	Arizona	US	50%

7.2.5 Presentation and functional currency

Results of the major operating businesses are recorded in their local currencies, which are deemed to be their functional currency. The Dyno Nobel Group's US dollar denominated revenue represents approximately 65% of the total pro forma FY2005 revenue, with the remainder being from Australia (approximately 17%), Canada (approximately 16%) and others (approximately 2%).

Consequently, under AIFRS, the Directors believe US dollar reporting represents the best indicator of the results of the Dyno Nobel Group. Dyno Nobel will therefore present its financial reports in US dollars going forward. However, for the convenience of prospective investors, Australian dollar information has been included in the Prospectus.

7.2.6 Reverse acquisition accounting

AASB 3 Business Combinations ("AASB 3") requires that all business combinations (the bringing together of separate entities into one group) are accounted for using the purchase method. This method of accounting requires one of the combining entities to be identified as the acquirer.

However, AASB 3 also states that "when a new entity is formed to issue equity instruments to effect a business combination, one of the combining entities that existed before the combination shall be identified as the acquirer on the basis of the evidence available". This is commonly referred to as "reverse acquisition accounting".

As the Company is a newly incorporated company and as it is in substance issuing shares to effect the business combination, the Directors are of the opinion that, in accordance with the requirements of AASB 3, the Company cannot be identified as the acquirer. Consequently, one of the combining entities that existed before the combination has to be identified as the acquirer.

In the opinion of the Directors, the acquirer is considered to be DNH ("Accounting Acquirer"), the existing parent entity for the Dyno Nobel Businesses.

In its financial statements for FY2006 and future periods, the Dyno Nobel Group will present Company (Legal Parent) financial information and consolidated financial information for DNH and its controlled entities. The controlled entities of DNH are deemed to be all other combining entities of the Dyno Nobel Group, including the Company.

The major implications of the application of reverse acquisition accounting are that:

> the retained earnings of the consolidated group represent the retained earnings of DNH from the date of its incorporation, plus the results of other combining entities from the date of acquisition by the Company. DNH's retained earnings as at the date of the business combination (expected to be shortly before the issue of Shares under the Offer) are not available for the payment of dividends to the shareholders of the Company; and

> the pro forma consolidated balance sheet comprises the existing consolidated net assets of DNH and its controlled entities measured at their historical cost (rather than fair value), plus the fair value of the net assets of the other combining entities.

7.2.7 Statutory financial information

In its financial statements for FY2006, the Dyno Nobel Group will present:

> the Company's (Legal Parent) financial information for the Company for the period from incorporation to 31 December 2006. No comparative historical financial information for FY2005 will be provided as the Company was incorporated on 4 January 2006; and

> consolidated financial information for DNH (Accounting Acquirer) and its deemed controlled entities for FY2006. Comparative financial information will also be included for FY2005 as, under reverse acquisition accounting, consolidated financial statements are a deemed continuation of the financial statements of the Accounting Acquirer.

As a result of the restructuring of DNH that occurred prior to 31 December 2005, including the disposal for accounting purposes of the Orica Businesses, the statutory financial information for the comparative period to 31 December 2005 will not be representative of the Group's future performance. Furthermore, that statutory financial information will be different to the pro forma historical financial information for the same period presented in this Prospectus.

Unlike the pro forma historical financial information, the statutory income statement will:

> include the operating results of the Orica Businesses from 1 January 2005 to 30 November 2005;

> include profit on disposal of the Orica Businesses as at 30 November 2005;

> present information to the NPAT level; and,

> exclude the pro forma and normalisation adjustments referred to in Section 7.2.3..

Similarly, the statutory balance sheet as at 31 December 2005 will:

> exclude any post-31 December 2005 acquisitions;

> exclude the impact of this Offer, including the debt restructure and associated transaction costs; and

> exclude the impact of the restructuring of DNH and settlement of associated receivables and payables that will occur after 31 December 2005.

7.3 Pro forma historical consolidated statement of revenue and EBIT

Equity method basis

Table 7.3.1 presents the pro forma historical consolidated statement of revenue and EBIT of the Dyno Nobel Group for FY2004 and FY2005, on an equity method basis (refer to Section 7.2.2 and Note D in the Appendix for a description of the derivation of this pro forma historical financial information).

TABLE 7.3.1: PRO FORMA HISTORICAL CONSOLIDATED STATEMENT OF REVENUE AND EBIT (EQUITY METHOD BASIS)

	FY2004 US$m	FY2005 US$m	FY2004 A$m	FY2005 A$m
Revenue from operating activities	975.1	1,136.1	1,326.7	1,493.0
Cost of sales	(620.7)	(757.1)	(844.5)	(994.9)
Gross profit	354.4	379.0	482.2	498.1
Other income	0.4	1.7	0.5	2.2
Other expenses	(231.8)	(250.6)	(315.4)	(329.3)
EBITDA before share of profit of jointly controlled entities accounted for using the equity method	123.0	130.1	167.3	171.0
Share of profit of jointly controlled entities (equity method)	6.7	1.9	9.1	2.5
Pro forma EBITDA	**129.7**	**132.0**	**176.4**	**173.5**
Depreciation	(35.8)	(41.5)	(48.7)	(54.5)
Pro forma EBITA	**93.9**	**90.5**	**127.7**	**119.0**
Amortisation	(1.5)	(1.7)	(2.0)	(2.2)
Pro forma EBIT	**92.4**	**88.8**	**125.7**	**116.8**

Notes:

(1) US$ historical pro forma financial information has been translated into A$ at the average monthly exchange rate for the financial year being US$0.735: A$1.00 for FY2004 and US$0.761:A$1.00 for FY2005.

(2) Pro forma EBITDA, pro forma EBITA and pro forma EBIT exclude foreign exchange gains and losses on financing items, gains and losses on hedging instruments relating to financing items, interest costs arising from the unwinding of the effect of discounting on defined benefit pension plans and on provisions and revenue arising from the expected return on defined benefit plan assets. These items are included in the definition of net financing costs as described in Note C.1.4 of the Appendix.

(3) Amortisation charges relate to intangible assets arising from acquisitions.

Table 7.3.2 presents the key pro forma financial indicators of the Dyno Nobel Group on an equity method basis based on the segments used to measure the business internally:

TABLE 7.3.2: KEY PRO FORMA FINANCIAL INDICATORS BY SEGMENT (EQUITY METHOD BASIS)

	Pro forma North America		Pro forma Australia		Pro forma DetNet		Pro forma consolidation adjustments		Pro forma total	
US$m	FY2004	FY2005	FY2004	FY2005	FY2004	FY2005	FY2004	FY2005	FY2004	FY2005
Pro forma revenue from operating activities	809.3	931.8	167.6	209.6	–	–	(1.8)	(5.3)	975.1	1,136.1
Pro forma Gross profit	309.7	332.0	44.9	47.2	–	–	(0.2)	(0.2)	354.4	379.0
Pro forma EBITDA	110.5	116.9	20.6	18.6	(1.1)	(3.2)	(0.3)	(0.3)	129.7	132.0
Pro forma EBITA	80.6	81.7	14.7	12.3	(1.1)	(3.2)	(0.3)	(0.3)	93.9	90.5
Pro forma EBIT	79.1	80.0	14.7	12.3	(1.1)	(3.2)	(0.3)	(0.3)	92.4	88.8

Proportionate consolidation basis

Table 7.3.3 presents the pro forma historical consolidated statement of revenue and EBIT of the Dyno Nobel Group for FY2004 and FY2005, on a proportionate consolidation basis:

TABLE 7.3.3: PRO FORMA HISTORICAL CONSOLIDATED STATEMENT OF REVENUE AND EBIT (PROPORTIONATE CONSOLIDATION BASIS)

	FY2004 US$m	FY2005 US$m	FY2004 A$m	FY2005 A$m
Revenue from operating activities	1,085.5	1,273.8	1,476.9	1,673.9
Cost of sales	(684.6)	(843.2)	(931.5)	(1,108.0)
Gross profit	400.9	430.6	545.4	565.9
Other income	0.6	1.7	0.8	2.2
Other expenses	(258.0)	(283.6)	(351.0)	(372.7)
Pro forma EBITDA	**143.5**	**148.7**	**195.2**	**195.4**
Depreciation	(43.6)	(50.4)	(59.3)	(66.2)
Pro forma EBITA	**99.9**	**98.3**	**135.9**	**129.2**
Amortisation	(1.8)	(2.1)	(2.3)	(2.8)
Pro forma EBIT	**98.1**	**96.2**	**133.6**	**126.4**

Notes:

(1) Refer to notes to Table 7.3.1 for details of exchange rates applied.

(2) Refer to notes to Table 7.3.1 for definition of interest.

(3) Refer to notes to Table 7.3.1 for details of amortisation.

Table 7.3.4 presents the key pro forma financial indicators of the Dyno Nobel Group on a proportionate consolidation basis, based on the segments used to measure the business internally.

TABLE 7.3.4: KEY PRO FORMA FINANCIAL INDICATORS BY SEGMENT (PROPORTIONATE CONSOLIDATION BASIS)

	Pro forma North America		Pro forma Australia		Pro forma DetNet		Pro forma consolidation adjustments		Pro forma total	
US$m	**FY2004**	**FY2005**	**FY2004**	**FY2005**	**FY2004**	**FY2005**	**FY2004**	**FY2005**	**FY2004**	**FY2005**
Pro forma revenue from operating activities	888.4	1,034.1	196.3	236.4	2.5	10.3	(1.7)	(7.0)	1,085.5	1,273.8
Pro forma gross profit	338.4	367.2	61.9	60.4	0.8	3.2	(0.2)	(0.2)	400.9	430.6
Pro forma EBITDA	115.7	123.8	29.5	27.3	(1.4)	(2.3)	(0.3)	(0.1)	143.5	148.7
Pro forma EBITA	82.9	85.1	18.7	15.9	(1.4)	(2.6)	(0.3)	(0.1)	99.9	98.3
Pro forma EBIT	81.3	83.3	18.7	15.9	(1.6)	(2.9)	(0.3)	(0.1)	98.1	96.2

7.4 Management's discussion and analysis of pro forma results of operations

The discussion and analysis below relates to the pro forma historical financial information (Tables 7.3.1 and 7.3.3) and should be read in conjunction with the description of the basis upon which the information has been prepared (refer to Section 7.2), the tables of key pro forma financial indicators (Tables 7.3.2 and 7.3.4) and the pro forma adjustments described in Section 7.2.3, which are further detailed in the Appendix.

7.4.1 Pro forma historical results – FY2005 compared FY2004

7.4.1.1 Consolidated

Equity method basis

Pro forma consolidated revenue for the Dyno Nobel Group increased from US$975.1 million to US$1,136.1 million (on an equity basis) from FY2004 to FY2005 due to improved market conditions across both North America and Australia and the recovery of increased raw material costs including natural gas and ammonia.

A key driver in the overall profitability of the Dyno Nobel Group is the management of margin between the selling prices of the Group's products and direct input costs. Accordingly, an important focus of recent years has been to align the basis upon which sales prices are set to the underlying variability in raw material prices such that in areas where the Group is exposed to raw material price rises (such as North America), these can be passed on to customers in order to protect margins. Natural gas and ammonia costs, the principal raw ingredients for AN, have increased over FY2004 and FY2005 and as a result of formula based contractual arrangements with customers where product price is linked to ammonia or natural gas prices, the increase in raw material costs is reflected in increased revenues, with relatively stable margins per tonne.

Strong market demand coupled with a shortage in AN supply in Australia also contributed to growth in revenues as customers contracted with Dyno Nobel to import AN on a cost plus basis in FY2005, adding to revenue growth, but at lower overall margin.

Pro forma consolidated EBITDA for the Dyno Nobel Group increased from US$129.7 million to US$132.0 million from FY2004 to FY2005 reflecting strong performance by the pre-existing Dyno Nobel business, offset by some loss-making and low-margin contracts, and delays in the commencement of some projects for ETI and a downturn in the Nitrochem, Maitland business, partly caused by a workforce strike at one of its major customers.

However, the Dyno Nobel Group's share of pro forma profits from joint venture entities decreased in FY2005 from FY2004, largely due to an extended maintenance shutdown of QNP.

7.4.1.2 North America

Equity method basis

Pro forma revenue, on an equity method basis, increased from US$809.3 million in FY2004 to US$931.8 million in FY2005, principally reflecting improved market conditions and higher raw material costs which were successfully passed on to customers through the use of pass-through contracts or spot or short-term contracts priced according to prevailing market conditions. Approximately 70% of the volume of nitrogen-related product sales are made under pass-through type contracts (explosives, packaged products and dynamite are usually on annual price arrangements). The average cost of natural gas, considered as a proxy for the main driver of raw material input costs, rose from approximately US$5.20 MMbtu in FY2004 to approximately US$6.60 MMbtu in FY2005 or a 27% increase. The North American business was able to effect a number of general price rises in FY2005 on non-pass-through customers to compensate for the raw material cost increases.

The North American business also benefited from net AN volume increases in FY2005 reflecting the continued strong demand in the coal mining and quarrying sectors. These AN volume increases were instrumental in pulling through additional IS and service sales in the year.

Pro forma gross profit, increased from US$309.7 million in FY2004 to US$332.0 million in FY2005, principally reflecting the increased AN volumes and pull-through of IS and service products. The pass-through contracts for AN-related products generally mean that the overall dollar margin per tonne is remaining relatively stable regardless of raw material/sales price increases, albeit the margin percentage falls in a rising market (2.7 percentage points from FY2004 to FY2005). The increase in pro forma gross profit on AN-related products in FY2005 reflects, in part, the Company successfully moving more customers onto a pass-through basis in FY2004 and FY2005. In addition, the North American business benefited from a full year of the efficiency benefits achieved as a result of the Western Nitrogen asset acquisition in late 2003, with much of the benefit only being delivered during the early part of FY2004.

During FY2005, management continued the focus on controlling indirect costs on the back of increased production levels and as a result pro forma indirect costs were able to be held in line with the FY2004 levels despite the growth in the underlying operations.

Pro forma EBITDA therefore increased in FY2005 to US$116.9 million, an increase of US$6.4 million or 6% on FY2004 levels. The key driver of this, as explained above, was the continued strong market conditions leading to volume increases, aided by the increased percentage of sales made on a pass-through basis. However, the ETI business suffered from some loss-making and low-margin contracts, and also from delays in the commencement of some projects in FY2005, the Cheyenne facility experienced an extended shutdown and Nitrochem's Maitland AN facilities were affected by a workforce strike at one of its major customers.

The pro forma depreciation charge increased in FY2005 as a result of the continued capital investment program required to build on the improving safety and efficiency levels. The North American business invested US$29.4 million of capital expenditure in FY2004 and a further US$36.5 million in FY2005, principally on maintenance shutdowns and efficiency improvements across its AN and IS plants. Further detail on pro forma historical capital expenditure is given in Section 7.7.3.

Proportionate consolidation basis

Pro forma revenue on a proportionate consolidation basis, includes the North American business' share of the selling margin made by the Joint Ventures, plus their share of non-Dyno Nobel-related sales made by those Joint Ventures. Continued strong performance by these entities was reflected in pro forma revenue increasing from US$888.4 million in FY2004 to US$1,034.1 million in FY2005.

Pro forma gross profit, increased from US$338.4 million in FY2004 to US$367.2 million in FY2005, with the joint venture entities recording relatively consistent margins year on year.

Pro forma EBITDA rose from US$115.7 million in FY2004 to US$123.8 million in FY2005, with an increased contribution from the joint venture entities primarily as a result of stronger market conditions.

7.4.1.3 Australia

Equity method basis

Pro forma revenues, on an equity method basis, increased by 25% to US$209.6 million in FY2005 as a result of increased explosives demand in the Bowen Basin, Pilbara and Hunter Valley mining regions.

The pro forma gross profit of the Australian business increased by US$2.3 million in FY2005 as a result of increased demand across all product categories. However, the pro forma gross profit increase actually represented a decrease in the pro forma gross profit margin from 27% in FY2004 to 23% in FY2005 due to short-term supply issues, including a maintenance shutdown at Kwinana which resulted in the Australian business importing AN at increased prices to meet its contracted obligations to supply AN.

In addition, due to the high demand for AN in Australia, a number of customers contracted with the Australian business to supply AN using imported product, on a cost plus basis. Due to the high cost of the imported AN, these were high-revenue, low-margin sales, reducing gross margins in percentage terms.

Pro forma indirect costs increased by 3% in FY2005, reflecting management's efforts in containing pro forma indirect costs. The cost increases principally reflect inflation and growth in activity levels.

The share of pro forma profit of joint venture entities reflects the 50% share of the profit after tax of QNP. This amount reduced year on year as a result of the extended maintenance shutdown.

Pro forma EBITDA therefore decreased in FY2005 to US$18.6 million, a decrease of US$2.0 million or 10% on FY2004 levels. The key driver of this was increased costs associated with the extended maintenance shutdown of the QNP plant and the increased costs as a result of importing AN to meet contracted demand which offset the increased demand in the mining industry.

Pro forma depreciation in FY2005 was comparable to FY2004 as a result of capital expenditure incurred during FY2005 being offset by various plant and equipment reaching the end of its economic life.

Proportionate consolidation basis

Pro forma revenue on a proportionate consolidation basis includes the Company's share of the sales of AN made by QNP. The revenue of QNP decreased in FY2005 principally as a result of a loss of sales volumes during the time of an extended planned maintenance shutdown in the last quarter of FY2005.

The pro forma gross profit decreased by US$1.5 million in FY2005 and gross profit margin decreased from 32% in FY2004 to 26% in FY2005. As a result of the QNP shutdown, the pro forma gross profit was impacted both by the loss of sales volumes and, to the extent that contracts were required to be fulfilled, additional costs incurred as a result of the requirement to import AN. The maintenance shutdown was scheduled to be 20 days but actually took 39 days principally as a result of reliability issues identified with one significant part of the plant. These issues were fully rectified before the plant was finally restarted. The plant has been operating at increased reliability and improved efficiency levels as a result of improvements made during the shutdown.

Translation impact

Average exchange rates have been used to translate the FY2004 and FY2005 results of the Australian business from Australian dollar to US dollar. The Australian dollar appreciated slightly (3.5%) in FY2005 which results in an adverse US$0.7 million and US$1.0 million translation impact based on the FY2004 EBITDA on an equity method and proportionate consolidation basis respectively.

7.4.1.4 DetNet

Dyno Nobel's 50% share of pro forma revenue increased to US$10.3 million in FY2005 from US$2.5 million in FY2004 on a proportionate consolidation basis. This was a result of increased penetration of DetNet's Quickshot, Smartdet and Hotshot products in Africa (FY2004 was the start-up period and hence not a full year of operations).

DetNet contributed a pro forma EBITDA loss in both FY2004 and FY2005 of US$(1.4) million and US$(2.3) million respectively as a result of research and development and sales and marketing expenses required to develop and promote the new products.

7.5 Pro forma consolidated balance sheet of the Dyno Nobel Group on completion of the Offer

7.5.1 Basis of preparation

Table 7.5.1 sets out the pro forma consolidated balance sheet of the Dyno Nobel Group as at 31 December 2005 (refer to Section 7.2.2 for a description of the derivation of this pro forma financial information and Section 7.5.2 for details of the major assumptions). As discussed in Section 7.2, the pro forma consolidated balance sheet of the Dyno Nobel Group has been prepared in accordance with AIFRS, applying the principles of reverse acquisition accounting.

The pro forma and statutory balance sheets for the Dyno Nobel Group are different, as outlined in Sections 7.2.6 and 7.2.7.

TABLE 7.5.1: PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005

	US$m	A$m[1]
Current assets		
Cash and cash equivalents	10.0	13.6
Receivables	173.0	236.2
Inventories	103.6	141.5
Current tax assets	4.5	6.2
Other	13.2	18.0
Total current assets	**304.3**	**415.5**
Non-current assets		
Receivables	0.2	0.3
Investments accounted for using the equity method	53.0	72.4
Other financial assets	27.7	37.8
Property, plant and equipment	296.6	405.1
Deferred tax assets	32.9	44.9
Intangibles	160.0	218.5
Other	0.9	1.2
Total non-current assets	**571.3**	**780.2**
Total assets	**875.6**	**1,195.7**
Current liabilities		
Payables	161.2	220.1
Borrowings	11.4	15.6
Current tax liabilities	13.2	18.0
Provisions	16.9	23.1
Total current liabilities	**202.7**	**276.8**
Non-current liabilities		
Borrowings	442.5	604.3
Provisions	98.8	134.9
Deferred tax liabilities	0.3	0.4
Total non-current liabilities	**541.6**	**739.6**
Total liabilities	**744.3**	**1,016.4**
Net assets	**131.3**	**179.3**
Shareholders' equity		
Issued capital	243.7	332.7
Reserves	27.9	38.1
Accumulated losses	(143.8)	(196.3)
Other equity transactions	3.5	4.8
Total shareholders' equity	**131.3**	**179.3**

Note:
(1) US$ pro forma financial information as at 31 December 2005 has been translated into A$ at US$0.732:A$1.00.

7.5.2 Assumptions

In preparing the pro forma consolidated balance sheet of the Dyno Nobel Group, it has been assumed that:

> DNH is acquired by the Company for an estimated purchase price of US$1,333.8 million (A$1,821.3 million) (based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2005 of US$0.732:A$1.00);

> all loan balances between the Dyno Nobel Group and the Orica Businesses, other than trading balances in the ordinary course of business, are assumed to have been settled;

> net borrowings as at 31 December 2005 are restructured to reflect external controlled net debt of US$445.0 million less the unamortised balance of debt arrangement fees (US$1.1 million) anticipated to be in place on Settlement (based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2005 of US$0.732:A$1.00);

> the Offer is assumed to raise A$972.8 million (US$712.4 million) (based on the mid-point of the Indicative Price Range) and the proceeds are applied to redeeming the CRPS held by the Existing Investors A$492.1 million (US$360.4 million), repayment of existing debt facilities of A$444.7 million (US$325.6 million) and to paying related Offer costs of A$36.0 million (US$26.4 million); and

> the following transactions which completed post 31 December 2005 are assumed to have occurred as at 31 December 2005:

  > the acquisition of the minority interest in Dyno Nobel Canada Inc;

  > the acquisition of the minority interest in St Lawrence Explosives;

  > the acquisition of the remaining interest in the Dyno East Kentucky joint venture;

  > the acquisition of the Spanish Fork assets as part of the expansion of the Carthage facility; and

  > the acquisition of ETI.

Note: the foreign exchange rate assumption used to determine the proceeds from the Offer for the Pro forma consolidated balance sheet is different from that used in the Key offer Statistics and elsewhere in the document which impacts the number of Shares required to be issued to repay debt which is denominated in US$.

7.6 Pro forma parent entity historical balance sheet

Table 7.6.1 below sets out the pro forma parent entity (Dyno Nobel Limited) balance sheet as at 31 December 2005. The pro forma parent entity balance sheet at 31 December 2005 has been prepared as though the Company acquired DNH on 31 December 2005. The net assets presented in the pro forma consolidated balance sheet of the Dyno Nobel Group as at 31 December 2005 are significantly lower than the net assets of the pro forma parent entity balance sheet as of the same date due to the application of reverse acquisition accounting.

TABLE 7.6.1: PRO FORMA PARENT ENTITY (DYNO NOBEL LIMITED) BALANCE SHEET[1]

	US$m	A$m
Non-current assets		
Investment in DNH	1,198.8	1,637.0
Deferred tax assets	3.8	5.2
Total non-current assets	**1,202.6**	**1,642.2**
Total assets	**1,202.6**	**1,642.2**
Non-current liabilities		
Borrowings	0.3	0.4
Total non-current liabilities	**0.3**	**0.4**
Total liabilities	**0.3**	**0.4**
Net assets	**1,202.3**	**1,641.8**
Shareholders' equity		
Issued capital	1,202.3	1,641.8
Total shareholders' equity	**1,202.3**	**1,641.8**

Note:

(1) US$ pro forma financial information as at 31 December 2005 has been translated at a historical foreign exchange rate as at 31 December 2005 of US$0.732:A$1.00.

7.6.1 Assumptions

In determining the purchase price to be paid for DNH, and therefore the carrying value of the investment in DNH in the pro forma parent entity balance sheet, it has been assumed that:

> DNH is acquired by the Company for a pro forma purchase price of approximately A$1,821.3 million (US$1,333.8 million) based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2005 of US$0.732: A$1.00;

> the purchase price will be funded by issuing 334.7 million Shares valued at A$696.2 million (US$509.8 million) and 236.6 million CRPS valued at A$492.1 million (US$360.4 million) to the Consortium and assumption of an intra-group loan from the vendor. The value of the shares issued to the Consortium is based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2005 of US$0.732:A$1.00;

> the Offer is assumed to raise A$972.8 million (US$712.4 million) (based on the mid-point of the Indicative Price Range using the historical foreign exchange rate as at 31 December 2005 of US$0.732: A$1.00) and the proceeds are applied to redeeming the CRPS held by the Existing Investors A$492.1 million (US$360.4 million), repayment of existing debt facilities of A$444.7 million (US$325.6 million) and to paying related Offer costs of A$36.0 million (US$26.4 million); and

> subsequent to the acquisition of DNH by the Company, internal debt will be restructured resulting in a reduction in the carrying value of the Company's investment in DNH and an offsetting reduction in internal loans payable of approximately A$184.3 million (US$135.0 million).

If the Final Price is greater than or less than the value assumed in the pro forma parent entity balance sheet, this is likely to result in a change in share capital, a change in the carrying value of DNH and a change in the value at which the CRPS are redeemed.

7.7 Liquidity

7.7.1 General

The principal sources of funds are cash flows from operations and borrowings under credit facilities. The Dyno Nobel Group expects that it will finance its ongoing operations with a combination of bank borrowings and operating cash flows.

Existing cash resources and the anticipated cash flows from operations are expected to provide sufficient liquidity to meet the Dyno Nobel Group's currently anticipated cash requirements for a period of at least the next 12 months. The Dyno Nobel Group's ability to generate sufficient cash depends on its future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond the control of Dyno Nobel, the Directors and the Senior Management Team. In addition, future capital expenditure and other cash requirements could be higher than currently expected as a result of various factors. If this occurs, or if the amount of the Dyno Nobel Group's anticipated sources of cash are lower than expected, the Dyno Nobel Group may be required to seek additional external financing.

7.7.2 Working capital

The Dyno Nobel Group's working capital requirements are seasonal, with a slight increase around the Northern Hemisphere winter months when production levels exceed short-term customer demand and the business builds inventories to feed the shortfall in the summer months. Working capital in the Australian business is not as materially affected by such seasonality although activities usually slow down during the northern Australian wet season.

Dyno Nobel's management have made a concerted effort to reduce working capital levels over recent years. Over the recent years, management has been able to align the working capital management practices to the benefit of the net position of the Dyno Nobel Group. In addition, capital expenditure on efficiency improvements has led to de-bottlenecking of certain of the Dyno Nobel Group's plants, with a consequent reduction in inventory levels. Management consider average inventory levels are now at an appropriate level taking into account required customer service levels.

The Directors consider that Dyno Nobel has enough working capital to carry out its current stated objectives. Note that the Nitrochem, Maitland business was acquired in December 2005 with nil working capital (refer to Section 8.7), but since then its working capital position has been restored to a normal operating level.



7.7.3 Capital expenditure

In order to meet the changing needs of Dyno Nobel Group's customers and to protect the environment and the health and safety of its employees, manufacturing facilities are continually maintained and upgraded.

Pro forma capital expenditure in FY2004 and FY2005 was US$37.3 million and US$42.7 million respectively for the controlled entities within the Dyno Nobel Group and US$43.3 million and US$53.6 million for FY2004 and FY2005 respectively including the proportion of capital expenditure in the Joint Ventures. This expenditure covered occupational health and safety and environmental improvements as well as expenditure for profit improvement initiatives and plant upgrades. Details of the capital expenditure by growth and maintenance categories are set out in Section 8.7.2.

There are no significant capital expenditure projects in progress other than the approved expansion of Cheyenne. There are however a number of major capital expenditure projects planned for FY2006, details of which are also outlined in Section 8.7.2.

7.7.4 Financing facilities

The Dyno Nobel Group external financing facilities are described in full in Section 12.5.5. The Group has a working capital facility as part of a revolving facility and will use this to fund short-term borrowing requirements which may be caused by seasonal peaks in working capital, capital expenditure, or integration costs on acquisitions.

7.8 Critical accounting policies

The Dyno Nobel Group's critical accounting policies are those that it believes are most important to the presentation of its financial position. In many cases, the accounting treatment of a particular transaction is specifically dictated by AIFRS with no need for the application of judgement. In certain circumstances however, the preparation of consolidated financial statements in conformity with AIFRS requires the Dyno Nobel Group to use judgement to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Dyno Nobel Group believes the policies described below represent its critical accounting policies. The full disclosure of the Dyno Nobel Group's significant accounting policies is included in the Appendix.

Superannuation plans	The Dyno Nobel Group contributes to defined benefit and defined contribution superannuation plans. Contributions to the defined contribution plans are expensed as incurred. Provisions are recognised to provide for estimated defined benefit plan obligations using the "corridor approach" as allowed by AASB 119 Employee Benefits. Any estimated deficits in the plans are determined with reference to the fair value of the respective plan assets and actuarially determined accrued benefits. The actuarial assessment of accrued benefits takes into account the estimated present value for benefit obligations, employee service periods and investment returns. The discount rates used in determining the present value of accrued benefits, which may vary, are based on respective government or high-quality corporate bond rates as appropriate. The cost of providing benefits under the plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as revenue or expense in the pro forma income statement over the average remaining service period of participating employees expected to receive benefits under the plan. Under the corridor approach, amortisation of unrecognised net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year. If, as of the beginning of the year, that unrecognised net gain or loss exceeds 10% of the greater of the projected benefit obligation and the market-related value of plan assets, the amortisation is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

Depreciation	Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period. The following estimated useful lives are used in the calculation of depreciation: > buildings 10 to 40 years; > leasehold improvements three to 25 years; and > plant and equipment three to 30 years.
Environmental provisioning	The Dyno Nobel Group is required to remediate or restore manufacturing, storage and depot sites, either during or at the end of their lives to a condition acceptable to the relevant authorities and consistent with the Dyno Nobel Group environmental policies. These environmental-related restoration and remediation costs are recognised when site restoration, environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reliably measured. The environmental provision is measured using the cash flows estimated to settle the present obligation, discounted to present value using a current market rate. The expected cost of any environmental restoration program, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the Dyno Nobel Group's interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent.
Decommissioning	The Dyno Nobel Group has obligations to retire long-lived assets at various manufacturing and storage sites at the end of their productive lives to a condition acceptable to the relevant authorities and consistent with the Dyno Nobel Group's environmental policies. Decommissioning provisions are recognised in relation to these obligations at the time the obligations are incurred. These decommissioning costs are based on the estimated cost from detailed plans prepared for each site and are recognised when site restoration, environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reliably measured. The decommissioning provision is measured using the cash flows estimated to settle the present obligation, discounted to present value using a current market rate.
Impairment of assets	At each reporting date, the Dyno Nobel Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the pro forma consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

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Directors' Forecast


08

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8.1 Basis of preparation and presentation

The Forecast Financial Information has been prepared by the Directors and includes the pro forma forecast consolidated income statement and pro forma forecast capital expenditure for FY2006 ("Directors' Pro Forma Forecast") and the statutory forecast consolidated income statement for FY2006 ("Directors' Statutory Forecast"), collectively referred to as the "Directors' Forecast". The Directors' Pro Forma Forecast differs from the Directors' Statutory Forecast for that period, as detailed in Section 8.5.

The accounting policies disclosed in Note C.1 of the financial information in the Appendix have been consistently applied in the preparation of the Forecast Financial Information. For comparative purposes, certain pro forma historical financial information is disclosed in this Section. The pro forma historical financial information has also been disclosed in Section 7 and the Appendix and includes the pro forma consolidated historical statements of revenue, EBIT and capital expenditure for FY2004 and FY2005. The basis of preparation and presentation of the Forecast Financial Information in this Section is consistent with the basis of preparation and presentation for the historical periods described in Section 7.2.

The Directors' Forecast is based upon a number of estimates and assumptions that are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, the Directors and the Senior Management Team, and upon assumptions with respect to future business decisions, which are subject to change.

The inclusion of the Directors' Forecast in this Prospectus should not be regarded as a representation or warranty with respect to its accuracy or the accuracy of the underlying best estimate assumptions or that the Dyno Nobel Group will achieve, or is likely to achieve, any particular results. The Directors' Forecast also assumes the success of the Dyno Nobel Group's business strategies. The success of these strategies is subject to uncertainties and contingencies beyond the control of the Company, the Directors and the Senior Management Team, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realised in the period for which the Directors' Forecast has been prepared or otherwise.

Events and circumstances often do not occur as anticipated and therefore actual results are likely to differ from the Directors' Forecast. These differences may be material. The explosives industry is subject to many external factors which may materially impact the Dyno Nobel Group's future financial performance.

The Directors' Forecast is based on best estimate assumptions as to revenue, costs and exchange rates, among other things, for FY2006. As shown in the sensitivity analysis in Section 8.6, relatively small changes in key variables can have a significant impact on operating results. Accordingly, the Directors cannot and do not guarantee the achievement of the Directors' Forecast.

The Directors believe that due care and attention has been used in the preparation of the Directors' Forecast, and consider the assumptions to be reasonable when viewed as a whole. The information is not fact and prospective investors are cautioned not to place undue reliance on the Directors' Forecast.

There is no intention to publish updates to the Directors' Forecast in the future.

8.2 Summary statements of pro forma historical, pro forma forecast and statutory forecast revenue and EBIT

The tables below set out certain pro forma historical financial information and the Directors' Pro Forma Forecast and the Directors' Statutory Forecast on both the equity method basis and the proportionate consolidation basis (refer to Section 7.2.4 for a description of these two bases). The information in the tables should be read together with the key best estimate assumptions underlying the Directors' Forecast described in Section 8.4, the sensitivity analysis set out in Section 8.6, the risk factors set out in Section 11 and other information contained in this Prospectus.

Certain significant costs that are not representative of the ongoing costs of the Dyno Nobel Group are forecast to occur during FY2006 as detailed in the reconciliation of the Directors' Pro Forma Forecast to the Directors' Statutory Forecast in Section 8.5. These costs are excluded from the Directors' Pro Forma Forecast. In addition, the Directors' Pro Forma Forecast includes a number of acquisitions, cost restructuring and synergy initiatives which are assumed to be in place for a full year in FY2006. The Directors' Statutory Forecast figures presented below reflect the actual benefit expected in FY2006 and mainly reflect timing differences and adjustments for certain non-recurring costs.

Equity method basis

TABLE 8.2.1: PRO FORMA FORECAST STATEMENT OF REVENUE AND EBIT (EQUITY METHOD BASIS)

	Pro forma FY2004 US$m	Pro forma FY2005 US$m	Pro forma FY2006 US$m	Pro forma FY2004 A$m	Pro forma FY2005 A$m	Pro forma FY2006 A$m
Revenue from operating activities	975.1	1,136.1	1,186.3	1,326.7	1,493.0	1,581.8
Cost of sales	(620.7)	(757.1)	(759.2)	(844.5)	(994.9)	(1,012.3)
Gross profit	354.4	379.0	427.1	482.2	498.1	569.5
Other income	0.4	1.7	–	0.5	2.2	–
Other expenses	(231.8)	(250.6)	(246.6)	(315.4)	(329.3)	(328.8)
EBITDA before share of profit of jointly controlled entities accounted for using the equity method	123.0	130.1	180.5	167.3	171.0	240.7
Share of profit of jointly controlled entities (equity method)	6.7	1.9	5.6	9.1	2.5	7.5
Pro forma EBITDA	**129.7**	**132.0**	**186.1**	**176.4**	**173.5**	**248.2**
Depreciation	(35.8)	(41.5)	(37.7)	(48.7)	(54.5)	(50.3)
Pro forma EBITA	**93.9**	**90.5**	**148.4**	**127.7**	**119.0**	**197.9**
Amortisation[4]	(1.5)	(1.7)	(2.3)	(2.0)	(2.2)	(3.1)
Pro forma EBIT	**92.4**	**88.8**	**146.1**	**125.7**	**116.8**	**194.8**
Net financing costs			(23.1)			(30.7)
Income tax expense			(40.2)			(53.7)
Pro forma NPAT			**82.8**			**110.4**
Pro forma NPAT (pre amortisation)[4,5]			**84.6**			**112.7**

Notes:

[1] US$ pro forma historical financial information has been translated into A$ at the average monthly exchange rate for the financial year being US$0.735:A$1.00 for FY2004 and US$0.761:A$1.00 for FY2005.

[2] US$ Forecast Financial Information for FY2006 has been translated into A$ at US$0.750:A$1.00.

[3] Pro forma EBITDA, pro forma EBITA and pro forma EBIT exclude foreign exchange gains and losses on financing items, gains and losses on hedging instruments relating to financing items, interest costs arising from the unwinding of the effect of discounting on defined benefit pension plans and on provisions and revenue arising from the expected return on defined benefit plan assets. These items are included in the definition of net financing costs as described in Note C.1.4 of the Appendix.

[4] Amortisation charges relates to intangible assets arising from acquisitions.

[5] Pro forma NPAT (pre amortisation) excludes amortisation and the associated tax effect.

[6] As noted in Section 7.2.3, the pro forma historical financial information has been presented to the EBIT level only as the Dyno Nobel businesses historically operated under a different corporate structure with different debt and tax profiles.

TABLE 8.2.2: KEY PRO FORMA FINANCIAL INDICATORS BY SEGMENT (EQUITY METHOD BASIS)

	Pro forma North America		Pro forma Australia		Pro forma DetNet		Pro forma consolidation adjustments		Pro forma total	
US$m	**FY2005**	**FY2006**	**FY2005**	**FY2006**	**FY2005**	**FY2006**	**FY2005**	**FY2006**	**FY2005**	**FY2006**
Pro forma revenue from operating activities	931.8	970.8	209.6	215.5	–	–	(5.3)	–	1,136.1	1,186.3
Pro forma gross profit	332.0	368.6	47.2	58.5	–	–	(0.2)	–	379.0	427.1
Pro forma EBITDA[1]	116.9	163.1	18.6	25.7	(3.2)	(2.7)	(0.3)	–	132.0	186.1
Pro forma EBITA[1]	81.7	131.9	12.3	19.2	(3.2)	(2.7)	(0.3)	–	90.5	148.4
Pro forma EBIT[1]	80.0	129.6	12.3	19.2	(3.2)	(2.7)	(0.3)	–	88.8	146.1

Note:

[1] Pro forma EBITDA, pro forma EBITA and pro forma EBIT include the Group's equity accounted share of the net profit after tax of the joint venture entities.

Proportionate consolidation basis

TABLE 8.2.3: PRO FORMA FORECAST STATEMENT OF REVENUE AND EBIT (PROPORTIONATE CONSOLIDATION BASIS)

	FY2004 US$m	FY2005 US$m	FY2006 US$m	FY2004 A$m	FY2005 A$m	FY2006 A$m
Revenue from operating activities	1,085.5	1,273.8	1,325.8	1,476.9	1,673.9	1,767.8
Cost of sales	(684.6)	(843.2)	(845.7)	(931.5)	(1,108.0)	(1,127.6)
Gross profit	400.9	430.6	480.1	545.4	565.9	640.2
Other income	0.6	1.7	–	0.8	2.2	–
Other expenses	(258.0)	(283.6)	(277.6)	(351.0)	(372.7)	(370.2)
Pro forma EBITDA	**143.5**	**148.7**	**202.5**	**195.2**	**195.4**	**270.0**
Depreciation	(43.6)	(50.4)	(46.1)	(59.3)	(66.2)	(61.5)
Pro forma EBITA	**99.9**	**98.3**	**156.4**	**135.9**	**129.2**	**208.5**
Amortisation	(1.8)	(2.1)	(2.6)	(2.3)	(2.8)	(3.5)
Pro forma EBIT	**98.1**	**96.2**	**153.8**	**133.6**	**126.4**	**205.0**
Net financing costs			(26.9)			(35.9)
Income tax expense			(44.1)			(58.7)
Pro forma NPAT			**82.8**			**110.4**
Pro forma NPAT (pre amortisation)			**84.6**			**112.7**

Note: Refer to the notes to Table 8.2.1 for details of exchange rates applied, definition of interest, components of amortisation and rationale for FY2004 and FY2005 results only being presented to a pro forma EBIT level.

TABLE 8.2.4: KEY PRO FORMA FINANCIAL INDICATORS BY SEGMENT (PROPORTIONATE CONSOLIDATION BASIS)

	Pro forma North America		Pro forma Australia		Pro forma DetNet		Pro forma consolidation adjustments		Pro forma total	
US$m	FY2005	FY2006	FY2005	FY2006	FY2005	FY2006	FY2005	FY2006	FY2005	FY2006
Pro forma revenue from operating activities	1,034.1	1,073.2	236.4	242.7	10.3	15.4	(7.0)	(5.5)	1,273.8	1,325.8
Pro forma gross profit	367.2	399.9	60.4	75.7	3.2	4.5	(0.2)	–	430.6	480.1
Pro forma EBITDA	123.8	169.7	27.3	35.0	(2.3)	(2.2)	(0.1)	–	148.7	202.5
Pro forma EBITA	85.1	135.0	15.9	23.9	(2.6)	(2.5)	(0.1)	–	98.3	156.4
Pro forma EBIT	83.3	132.6	15.9	23.9	(2.9)	(2.7)	(0.1)	–	96.2	153.8

Table 8.2.5 below provides a direct comparison of the Directors' Statutory Forecast and the Directors' Pro Forma Forecast (on both an equity method basis and a proportionate consolidation basis).

TABLE 8.2.5: STATUTORY, PRO FORMA (EQUITY METHOD BASIS) AND PRO FORMA (PROPORTIONATE CONSOLIDATION BASIS) STATEMENTS OF REVENUE AND EBIT – FY2006

	Statutory US$m	Pro forma equity method basis US$m	Pro forma proportionate consolidation basis US$m	Statutory A$m	Pro forma equity method basis A$m	Pro forma proportionate consolidation basis A$m
	FY2006	FY2006	FY2006	FY2006	FY2006	FY2006
Revenue from operating activities	1,169.7	1,186.3	1,325.8	1,559.6	1,581.8	1,767.8
Cost of sales	(749.9)	(759.2)	(845.7)	(999.9)	(1,012.3)	(1,127.6)
Gross profit	419.8	427.1	480.1	559.7	569.5	640.2
Other expenses	(258.2)	(246.6)	(277.6)	(344.3)	(328.8)	(370.2)
EBITDA before share of profit of jointly controlled entities accounted for using the equity method	161.6	180.5	202.5	215.4	240.7	270.0
Share of profit of jointly controlled entities (equity method)	5.5	5.6	–	7.4	7.5	–
Pro forma EBITDA	167.1	186.1	202.5	222.8	248.2	270.0
Depreciation	(37.2)	(37.7)	(46.1)	(49.7)	(50.3)	(61.5)
Pro forma EBITA	129.9	148.4	156.4	173.1	197.9	208.5
Amortisation	(2.3)	(2.3)	(2.6)	(3.0)	(3.1)	(3.5)
Pro forma EBIT	127.6	146.1	153.8	170.1	194.8	205.0
Net financing costs	(32.2)	(23.1)	(26.9)	(42.9)	(30.7)	(35.9)
Income tax expense	(33.8)	(40.2)	(44.1)	(45.0)	(53.7)	(58.7)
Pro forma NPAT	61.6	82.8	82.8	82.2	110.4	110.4
Pro forma NPAT (pre amortisation)	63.3	84.6	84.6	84.4	112.7	112.7

Note: Refer to the notes to Table 8.2.1 for details of exchange rates applied, definition of interest and amortisation.

8.3 Management's discussion and analysis of Directors' pro forma forecasts

The commentary included in this Section 8.3 discusses the key factors that are forecast to impact the financial performance of the Dyno Nobel Group in FY2006. Management's discussion and analysis should be read in conjunction with the tables of key pro forma financial indicators (Tables 8.2.2 and 8.2.4).

Investors should be aware that the timing of actual events, and the magnitude of their impact, may differ from that assumed in preparing the Directors' Pro Forma Forecast, and that this may have a materially positive or negative effect on the Dyno Nobel Group's actual financial performance or financial position.

The Directors' Pro Forma Forecast has been prepared on the basis of key best estimate assumptions set out in Section 8.4. Investors are advised to review these assumptions in conjunction with the sensitivity analysis set out in Section 8.6, the risk factors set out in Section 11 and other information set out in this Prospectus.

8.3.1 Forecast financial information FY2006

8.3.1.1 Consolidated

Equity method basis

Pro forma revenue, on an equity method basis, is forecast to increase from US$1,136.1 million in FY2005 to US$1,186.3 million in FY2006. The principal drivers of this increase are:

> continued price increases in raw materials in the US which are passed on to customers; and

> volume growth reflecting the current market conditions across both North America and Australia.

Pro forma EBITDA is forecast to increase from US$132.0 million in FY2005 to US$186.1 million in FY2006. The principal drivers of this increase are:

> approximately US$26.5 million due to earnings uplift and synergies generated from recent acquisitions including approximately $5.0 million relating to the non-recurrence of the one-off issues relating to loss-making contracts in ETI and workforce strike action at a major customer of Nitrochem's Maitland operation;

> approximately US$20.0 million due to:

  > growth in the underlying operations driven by positive market conditions (approximately US$11.0 million); and

  > a return to normal production levels at Cheyenne, QNP and Kwinana in FY2006 following the extended shutdowns experienced in FY2005 (approximately US$9.0 million);

> approximately US$3.5 million due to a shift to in-house manufacturing of the Trojan Booster product range resulting from the purchase of Spanish Fork manufacturing equipment

> approximately US$4.0 million due to:

  > specific incremental cost reduction initiatives across the business.

The Directors' Pro Forma Forecast includes the full year impact of each of these initiatives. The Directors' Statutory Forecast as set out in Table 8.2.1 and reconciled in Section 8.5 includes these initiatives based on the actual amount expected to be generated in the FY2006 statutory reporting period.

Proportionate consolidation basis

On a proportionate consolidation basis, the year-on-year pro forma revenue growth is higher than on an equity method basis due to increased pro forma revenue across the Joint Ventures, and an increase in pro forma revenues generated by QNP in Australia following the extended shutdown in FY2005.

8.3.1.2 North America

Equity method basis

In North America, pro forma revenue, on an equity method basis, is forecast to increase by 4% to US$970.8 million in FY2006 driven by increases in both AN-related and IS products. Rising natural gas and ammonia prices are expected to drive significant increases in AN prices into FY2006 on the back of pass-through contracts and other short term contracts priced according to market conditions. Management believe prices on non-pass-through contracts can be increased at a similar rate reflecting the market understanding of the ammonia and energy-related impacts on production costs. Volumes are expected to increase on the back of growth in coal mining and quarrying demand.

Pro forma gross profit is expected to increase by 11% in FY2006, with pro forma gross profit margins expected to increase to 38% driven by continued efficiency improvements achieved through the capital expenditure program, offset by rising raw material costs (which, albeit passed through to customers in the main, dilute gross margin percentages).

The increase in pro forma EBITDA from US$116.9 million in FY2005 to a forecast US$163.1 million in FY2006 reflects the synergistic benefit of recent acquisitions, in addition to continued revenue growth on a largely fixed cost base business.

The acquisitions of ETI and Nitrochem's Maitland plant are expected to generate synergies, principally from improving utilisation across the enlarged group's AN manufacturing footprint and distribution network and the integration of back office administrative functions.

Other earnings drivers are the buy-out of the remaining interests in two Joint Ventures, the expansion of the Cathage facility to accommodate in-house manufacturing of the Trojan Booster product range and market growth in the underlying Dyno Nobel business.

Proportionate consolidation basis

On a proportionate consolidation basis, pro forma revenue is expected to increase from US$1,034.1 million to US$1,073.2 million due to continued strong market conditions being experienced by Joint Ventures.

The pro forma EBITDA forecast on a proportionate consolidation basis reflects similar trends to the equity accounted pro forma EBITDA.

8.3.1.3 Australia

During FY2006, the Australian business is forecast to benefit from continuing high demand from the coal and metals mining sectors without the offsetting costs associated with the major shutdown in QNP in FY2005. During the first half of FY2005, the business suffered due to import costs incurred as a result of demand for AN exceeding available supply. Since then, management has been actively managing the contracted demand of its customers to ensure that it minimises higher AN import costs which is expected to result in increased profitability during FY2006.

Equity method basis

The pro forma revenue of the Australian business on an equity method basis is forecast to increase to US$215.5 million which represents a 3% increase on FY2005. This is as a result of the transition to higher value sales, price increases and new contracts across the broad spectrum of the Australian business.

Pro forma gross profit is forecast to increase by US$11.3 million as a result of improved management of AN volumes to meet customer demand from local supply such that the business does not incur significant costs of imported AN as happened in FY2005.

To the extent that customer demand cannot be met by AN

sourced in Australia, the business is now contracting with customers to supply AN-related products at prices based on the import cost.

Pro forma indirect costs are forecast to increase by 27% in FY2006. This increase is a result of increased operational costs to support the increased business (in particular, freight and oil-based costs) as well as general salary and cost increases.

The increase in pro forma EBITDA from US$18.6 million in FY2005 to a pro forma forecast US$25.7 million in FY2006 reflects the increased profitability of AN sales due to all committed AN supply services planning to run without a major shutdown in FY2006 and the business largely avoiding the direct impact of the higher costs of imported AN.

Pro forma depreciation in FY2006 is expected to increase as a result of pro forma capital expenditure expected to be incurred during FY2006 as well as a full year impact of depreciating the FY2005 capital expenditure.

Proportionate consolidation basis

On a proportionate consolidation basis, pro forma revenue is forecast to increase to US$242.7 million (3% growth) due to increased volumes available from QNP. The increased pro forma revenue is driven by increased production levels, with no major AN plant shutdowns planned during FY2006. The FY2006 forecast production volumes are forecast to be slightly higher than FY2004 (the last year that did not include a major shutdown) as a result of plant efficiencies achieved following the extended shutdown during FY2005.

The pro forma EBITDA forecast on a proportionate consolidation basis reflects similar trends to the equity accounted pro forma EBITDA.

Translation impact

Average exchange rates have been used to translate the FY2005 and FY2006 results of the Australian business from Australian dollars to US dollars. The Australian dollar is forecast to depreciate (1.5%) in FY2006 compared to the average rate during FY2005 with the assumption based on forward rates at the time of preparation of the Directors' Forecast presented in this Section 8.

8.3.1.4 DetNet

Dyno Nobel's share of DetNet pro forma revenue is forecast to increase by 50% to US$15.4 million (on a proportionate consolidation basis) as a result of increased pro forma sales volumes, particularly of Quickshot, Hotshot and Digidet in North America and Australia. The increased sales volumes are driven by the research and development and sales and marketing activity undertaken historically to develop and market the products.

Dyno Nobel's share of DetNet pro forma gross profit is forecast to increase by US$1.3 million due to increased sales volumes. The pro forma gross profit margin is forecast to decrease slightly from 31% to 29% due to marketing activity such as samples and introductory pricing.

Dyno Nobel's share of the indirect costs of DetNet are forecast to increase by US$1.2 million (22%) due predominantly to increased sales and marketing and research and development costs to support the increased sales volumes.

The Company's pro forma share of the loss after interest and tax of DetNet is forecast to decrease from US$(3.2) million in FY2005 to US$(2.7) million in FY2006.

8.4 Key assumptions underlying the Directors' forecast

8.4.1 General assumptions

The following general assumptions are relevant to both the Directors' Pro Forma and the Directors' Statutory Forecast, unless specifically stated otherwise:

> while Dyno Nobel's exposure to fluctuations in the North American and Australian economies (and specifically the level of mining, quarry and construction activity) is mitigated by the geographic diversification within these regions, the Directors' Forecast assumes that there are no significant changes in prevailing economic conditions nor in the rate of economic growth in North America and Australia which may have an adverse impact on the level of expenditure on commercial explosives;

> no significant industrial, contractual, environmental or legal claim or political disturbances impact Dyno Nobel and the continuity of its operations;

> no significant change in the legislative regimes (including in relation to tax) and regulatory environments in the jurisdictions in which Dyno Nobel or its key customers or suppliers operate which will materially impact on the Directors' Forecast;

> all key personnel are retained in the business throughout FY2006;

> notwithstanding Dyno Nobel's investment objectives, no acquisitions are completed or investments made by Dyno Nobel and there are no divestments of any businesses of assets during the Forecast Period;

> a major expansion program in relation to the Cheyenne facility is commenced but is not operational during FY2006 and all costs associated with the building and commissioning of this plant are capitalised;

> no material changes to AIFRS or other mandatory professional requirements, including the Urgent Issues Group Consensus Views and the Corporations Act, which may have a material effect on Dyno Nobel's financial results and reported cash flows during the Forecast Period;

> no material beneficial or adverse effects arising from the actions of competitors;

> the market continues to accept the cost volatility of

key raw material inputs, particularly natural gas and ammonia, and accept rise and fall thereto;

> in relation to the Directors' Pro Forma Forecast, no change in the Company's debt and capital structure other than as set out in, or contemplated by, this Prospectus; and

> no material amendment to any material agreement or arrangement relating to Dyno Nobel's businesses. The parties to those agreements and arrangements are assumed to continue to comply with the terms of all material agreements and arrangements.

8.4.2 Specific assumptions

The following best estimate assumptions have been adopted by the Directors in preparing both the Directors' Pro Forma Forecast and the Directors' Statutory Forecast, unless otherwise stated:

8.4.2.1 Operating revenue

The forecast pro forma revenue for FY2006 has been prepared using a bottom-up approach, such that each operating unit is predominantly responsible for setting its own forecast depending on local conditions. Underlying this approach is a general view of overall market growth. For the North American coal market, growth is forecast at 1% by value while growth in the quarry and construction market is forecast at 3% by value. For the Australian market, overall growth is forecast at 4% by value, driven by increased coal and iron ore mining activity. The bottom-up forecast takes into account local market conditions, plant specific considerations, existing local and national customer sales, new business, and pricing and volume considerations.

8.4.2.2 Input prices

The prices of natural gas and ammonia are key inputs in Dyno Nobel North America's manufacturing operations. The North American AN facilities convert gas and/or ammonia into AN. Natural gas and ammonia contribute approximately 70% to the manufacturing cost of AN at current ammonia prices. The average price of purchased ammonia is assumed to be US$375 per mt in 2006 and indexed to movements in the gas price thereafter. Natural gas prices are assumed to be US$10.00 per MMbtu over the Forecast Period. The Directors' Forecast assumes such raw material price rises are wholly passed on to customers through the use of pass-through contracts or where no pass-through contracts exist, the price rise will be passed on as conditions require.

In its Australian operations, other than QNP, Dyno Nobel primarily sources AN from third parties and is therefore reliant on the price of local and imported AN in that market. The price of locally sourced AN has been forecast at contracted rates. Imports are assumed to be sourced competitively on the international market plus local handling/freight costs. QNP raw material costs are forecast at contracted rates which are CPI linked.

Both the North American and Australian businesses use oil derivatives in the form of diesel and fuel oil in both transportation and as raw material in their AN products. Assumptions for these inputs were based on the prices actually incurred by the respective businesses in and around August and September 2005. At that time, the oil price based on the Nymex Oil WTI index was approximately US$65 per barrel.

The cost of other key inputs, including labour costs and other raw material and indirect costs, is assumed to move in line with or above CPI.

8.4.2.3 Utilisation levels – North America

The Directors' Forecast assumes plant utilisation levels of 95% of capacity for Dyno Nobel's North American AN plants. Management believes this is a reasonable operating level and allows for a "normal" level of shutdown (for maintenance purposes). The financial impact of an unplanned shutdown is considered as part of the sensitivity analysis in Section 8.6.

8.4.2.4 Utilisation levels – QNP

It is assumed QNP operates at or slightly above its name-plate capacity. The Directors' Forecast allows for a "normal" level of shutdown (for maintenance purposes) but does not allow for an unplanned shutdown which is considered as part of the sensitivity analysis below.

8.4.2.5 Initiation Systems

IS unit gross margins in North America and Australia, and, to a lesser extent, energy-related pricing, are assumed to move in line with CPI, while volumes of NONEL® sales are forecast to grow in line with market conditions.

Gross margins are assumed to remain stable over the Forecast Period due to the continued benefits flowing from improving manufacturing processes to lower costs and other production efficiencies.

8.4.2.6 Contractual position – North America

Contracts are assumed to be renewed on equivalent terms as they expire.

8.4.2.7 Contractual position – Australia

All contracts for the supply of AN are assumed to be in place throughout FY2006 and were they expire during the Forecast Period, they are assumed to be renewed on a basis consistent with historical experience. Whilst the contracts generally only specify expected AN volumes, accompanying IS sales volumes are not contracted. Prices on both AN and IS are generally fixed throughout the Forecast Period and the Directors' Forecast reflects these prices.

8.4.2.8 Operating expenses
The forecast operating expenses for FY2006 have been prepared using a bottom-up approach, such that each operating unit is responsible for setting its own forecast dependent upon local conditions. The bottom-up forecasts take into account salaries, bonuses and other employment costs (including superannuation and employment taxes) by employee at FY2006 pay rates. In addition, utilities and transmission, telecommunications, rates and rent and promotions and marketing are based on contracted terms or historical experience. The Directors and CEO undertake a process of refining the bottom-up forecasts based on a top-down analysis to take into consideration broader market conditions and outlook and corporate initiatives and strategies.

8.4.2.9 Fixed cost savings
Additional net fixed cost savings are expected in FY2006 due to the full year impact of cost eliminations already achieved in FY2005. The pro forma historical financial information has been adjusted to reflect the change in cost structure on the reorganisation of the Dyno Nobel Group and hence there are no incremental savings in FY2005 in the Directors' Pro Forma Forecast associated with the restructure.

There are, however, a number of other specific initiatives underway for FY2006 for which the Directors' Pro Forma Forecast assumes a full year benefit. The Directors' Statutory Forecast reflects the actual timing of these initiatives and the one-off costs to be incurred in realising them.

8.4.2.10 Public company costs
The Directors' Forecast for FY2006 assumes public company costs in the order of US$2.5 million pa, including the costs of reporting, independent Directors, Directors' and officers' insurance, communications, compliance and registry.

8.4.2.11 Depreciation
Forecast depreciation for FY2006 per the Directors' Pro Forma Forecast of US$37.7 million on an equity method basis (US$46.1 million on a proportionate consolidation basis) is based on pro forma depreciation on assets held at 31 December 2005 plus additional depreciation on forecast capital expenditure. Depreciation expense per the Directors' Statutory Forecast reflects the timing of the ETI acquisition in February 2006.

8.4.2.12 Amortisation
Forecast amortisation for FY2006 of US$2.3 million on an equity method basis relates to amortisation of intangible assets relating to acquisitions. There is no amortisation of acquired goodwill.

8.4.2.13 Sale of Orica Businesses
The Directors' Forecast does not include any income or expense in relation to the Orica Businesses sold on 30 November 2005. Subsidiaries sold as part of the sale process ceased being consolidated in the results of DNH from 30 November 2005.

8.4.2.14 Capital expenditure
Forecast capital expenditure for FY2006 of US$88.2 million for the controlled entities is based on both historical experience, forecast requirements of the existing business maintaining all six AN facilities on a replacement cost basis, as well as a number of development and expansion initiatives to grow earnings. The Directors' Forecast assumes all of the forecast capital expenditure for FY2006 will be funded by operating cash flows. Further details on capital expenditure are provided in Section 8.7.2.

8.4.2.15 Net financing cost
Forecast net financing cost per the Directors' Pro Forma Forecast are based on existing funding and banking arrangements as summarised in Section 12.5.5. The Directors' Statutory Forecast reflects the higher interest cost relating to debt levels prior to this Offer. The forecast cost reflects the fact the Dyno Nobel Group carries a fixed rate interest swap over US$350 million of the debt. The net financing cost includes interest revenue that would be receivable on cash levels of US$35 million, which Dyno Nobel's management believe is the normal cash position of the Group.

8.4.2.16 Tax
The effective tax rate of the Dyno Nobel Group is assumed to be 35% in FY2006, reflecting the high proportion of profits expected to be generated in North America. Note that the actual tax rate on a cash basis may be lower as the Group had accumulated tax losses on a pro forma basis at 31 December 2005 (refer to Note C.5 in the Appendix).

8.4.2.17 Expenses of the Offer
The forecast US$26.9 million (A$35.8 million) expenses of the Offer are paid in full by the Company, but are recorded against equity and hence have no impact on the Directors' Forecast EBIT, either on a pro forma or a statutory basis.

8.4.2.18 Exchange rates
The following exchange rates have been used:

> US dollar:Australian dollar exchange rate of US$0.750:A$1.00 based on available forward rates at the time of preparation of the Directors' Forecast; and

> US dollar:Canadian dollar exchange rate of US$0.865:C$1.00 based on available forward rates at the time of preparation of the Directors' Forecast.

8.5 Directors' Statutory Forecast

8.5.1 Basis of preparation

The Directors' Statutory Forecast comprises the summary statutory forecast income statement of Dyno Nobel for FY2006, as set out in Table 8.5.1.

The Directors' Statutory Forecast has been prepared on the same basis as it is anticipated that consolidated financial information will be prepared and presented in Dyno Nobel's statutory financial report for FY2006.

Investors should note that the Directors' Statutory Forecast includes 12 months of operations of DNH (and therefore, the Dyno Nobel Businesses), and not just the period from acquisition of DNH by the Company (refer to Section 7.2.6 for a description of the reverse acquisition accounting treatment).

TABLE 8.5.1: RECONCILIATION OF DIRECTORS' PRO FORMA FORECAST AND DIRECTORS' STATUTORY FORECAST INCOME STATEMENT FOR FY2006 (EQUITY METHOD BASIS)

	FY2006					FY2006
	Pro forma US$m	Part year adjustment US$m	Significant items US$m	Interest adjustment US$m	Tax adjustment US$m	Statutory US$m
Revenue from operating activities	1,186.3	(16.6)	–	–	–	1,169.7
Cost of sales	(759.2)	9.3	–	–	–	(749.9)
Gross profit	427.1	(7.3)	–	–	–	419.8
Other income	–	–	–	–	–	–
Other expenses	(246.6)	(1.4)	(10.2)	–	–	(258.2)
EBITDA before share of profit of jointly controlled entities accounted for using the equity method	180.5	(8.7)	(10.2)	–	–	161.6
Share of profit of jointly controlled entities (equity method)	5.6	(0.1)	–	–	–	5.5
Pro forma EBITDA	**186.1**	**(8.8)**	**(10.2)**	**–**	**–**	**167.1**
Depreciation	(37.7)	0.5	–	–	–	(37.2)
Pro forma EBITA	**148.4**	**(8.3)**	**(10.2)**	**–**	**–**	**129.9**
Amortisation	(2.3)	–	–	–	–	(2.3)
Pro forma EBIT	**146.1**	**(8.3)**	**(10.2)**	**–**	**–**	**127.6**
Net financing costs	(23.1)	–	–	(9.1)	–	(32.2)
Income tax expense	(40.2)	–	–	–	6.4	(33.8)
Pro forma NPAT	**82.8**	**(8.3)**	**(10.2)**	**(9.1)**	**6.4**	**61.6**

Notes:

(1) US$ Forecast Financial Information for FY2006 has been translated into A$ at US$0.750:A$1.00.

8.5.2 Part year adjustments

The Directors' Pro Forma Forecast includes the full year impact of the earnings arising from new initiatives expected to commence during FY2006 and all recent acquisitions on the assumption they were in place on 1 January 2006.

In addition, the Dyno Nobel Group is undergoing considerable restructuring which includes reducing costs in some areas of the business and incurring additional expenses in other areas such as the establishment of a new head office function in Australia. The Directors' Pro Forma Forecast assumes that all of the restructuring has taken place by 1 January 2006.

The Directors' Statutory Forecast includes an adjustment to EBITDA of US$8.8 million to restate the Directors' Pro Forma Forecast to reflect the actual timing of such initiatives. The components of this are:

> acquisition of ETI for which the full year trading and synergy benefits from the acquisition in the statutory FY2006 period are expected to be US$3.8 million less than the full year benefit due to the phasing in of these initiatives;

> acquisition of Nitrochem's Maitland AN facility for which the benefit in the statutory FY2006 period is expected to be US$1.5 million less than the full year benefit due to the phasing in of cost saving initiatives;

> synergies and increased share of profits associated with the buy-out of the Joint Venture shareholders in Dyno East Kentucky and St Lawrence Explosives for which the benefit in the statutory FY2006 period is expected to be US$1.5 million less than the full year benefit due to the phasing in of cost saving initiatives and the full year impact of the base trading of these subsidiaries;

> new business in Australia relating to AN trading which is forecast to commence part way through the FY2006 period (US$1.3 million); and

> timing on non-acquisition related cost saving initiatives (US$0.7 million).

8.5.3 Significant items

The Directors' Pro Forma Forecast has excluded US$10.2 million of significant items on the basis that the inclusion of these is not representative of the ongoing results of the Dyno Nobel Group. These adjustments include the following:

> integration costs associated with the recent acquisitions, principally redundancy costs (US$6.5 million);

> redundancy costs associated with the Dyno Nobel restructuring initiatives to the extent these have not been recorded as at 31 December 2005 (US$2.5 million); and

> costs incurred in respect of pre-feasibility studies on potential new AN and ammonia projects in Australia (US$1.2 million).

8.5.4 Interest adjustment

The net financing costs included in the Directors' Pro Forma Forecast represent the full year impact of the debt structure that will be in place following the Offer. Prior to the Offer, the Dyno Nobel Group had a bridging loan associated with the acquisition of the business from its previous owners, which will be refinanced in conjunction with the Offer. Additional net financing costs as a result of the bridging loan will be incurred from 1 January 2006 until completion of the Offer. The pro forma net financing cost includes interest revenue that would be receivable on average cash levels of US$35.0 million, which Dyno Nobel's management believe is the normal cash position of the Group. The statutory net financing cost includes interest expense on overdraft borrowings of US$5.0 million due to the impact of large one-off payments referred to in Section 8.5.3 and acquisition payments which have been funded through internal operations.

8.5.5 Tax adjustment

The tax adjustment represents the tax impact of the adjustments described above.

8.6 Sensitivity analysis

The Directors' Pro Forma Forecast in Section 8.2 is based on certain economic and business assumptions about future events. Set out in the table below is a summary of the sensitivity of the Directors' Pro Forma Forecast NPAT to variations in a number of key variables for FY2006. The sensitivity analysis is specific to the selling prices, exchange rates, volumes and costs forecast for FY2006, and reflects the fact that in many cases the sales and costs prices are either fixed or linked. The changes in the key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

Care should be taken in interpreting these sensitivities. The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be cumulative, and it is likely that Dyno Nobel's management would respond to any adverse change in one variable by taking action to minimise the net effect on the Dyno Nobel Group's earnings.

Presented below are some of the key sensitivities which could affect the Directors' Pro Forma Forecast NPAT. The sensitivities do not assume any mitigating action takes place. In addition, details on the impact of a delay in realisation of synergy estimates has been included although by definition such a delay would only impact the Directors' Statutory Forecast.

TABLE 8.6.1: SENSITIVITY ANALYSIS ON DIRECTORS' FORECAST NPAT FOR FY2006

	US$m
NPAT impact	
Sensitivities for the North American business (on a pro forma basis)	
(a) Reduction of 5% in AN volumes	–2.3
(b) Reduction of 5% in IS volumes	–4.1
(c) US$10/short[1] ton increase in ammonia cost	–0.4
(d) US$0.50/MMbtu increase in natural gas price	–0.5
(e) Unplanned shutdown of Cheyenne plant – 20 days	–1.3
Sensitivities for the Australian business (on a pro forma basis)	
(a) Reduction of 5% in AN volumes	–0.2
(b) Reduction of 5% in IS volumes	–0.7
(c) Increase of 5% in ammonia cost	Nil
(d) Increase of 5% in natural gas price	Nil
(e) Unplanned shutdown of Kwinana plant – 20 days	–1.2
(f) Unplanned shutdown of QNP plant – 20 days	–1.4
Sensitivities for the consolidated Pro Forma Forecasts	
(a) 5% weakening of the A$ versus the US$	–2.2
(b) Fuel prices: +/–10%	+/–2.2
(c) Interest rate: +/–50 basis points	+/–0.1
Sensitivities for the consolidated Statutory Forecasts	
(a) Delay in achieving cost savings and synergies – three months	–4.1

Note:
(1) One short ton is approximately 0.9 times one metric tonne.

8.6.1 Sensitivities for the North American Business

The AN gross margin within the North American business may be affected by either the demand for, or production of, AN. The AN volumes sensitivity shows the impact of a reduction in AN demand, whilst an unplanned plant shutdown sensitivity reflects the possible impact of a change in production level (the example used being the Cheyenne plant).

8.6.1.1 Reduction of 5% in AN volumes

The estimated impact of a reduction in AN volumes takes into account the current "sold out" position in the US, and as such, the volume reduction relates to lower-margin purchased AN, rather than higher-margin internally manufactured AN. This sensitivity is calculated on average volumes lost across all AN products. The estimated impact is the tax effected foregone sales revenue less savings in raw material costs.

8.6.1.2 Reduction of 5% in initiation systems volumes

The estimated impact of a reduction in IS volumes represents the tax effected foregone sales revenue less savings in raw material costs.

8.6.1.3 US$10/short ton increase in ammonia costs

The estimated impact of a US$10/short ton increase in the price of ammonia has been calculated taking into account the level of business conducted on a pass-through basis. This also assumes that no sales price increase would occur on sales to the non-pass-through customers.

8.6.1.4 US$0.50/MMbtu increase in natural gas price

The estimated impact of a US$0.50/MMbtu increase in the natural gas price has been calculated taking into account the level of business conducted on a pass-through basis. This sensitivity also assumes that no sales price increase would occur on the non-pass-through customers.

In addition, this sensitivity does not assume an associated increase in the cost of ammonia supplied by third parties.

8.6.1.5 Unplanned shutdown of Cheyenne plant – 20 days

Table 8.6.1 shows the estimated impact of a 20 day unscheduled shutdown of one of the two AN lines at the Cheyenne plant. Should an unscheduled shutdown occur at the Cheyenne plant, the US business would be required to balance the supply throughout the other North American plants or purchase tons at market price to supply contracted customers. The loss calculated above includes lost sales revenue and EBITA, increased costs to replace AN with purchased tons, offset by avoided raw material costs. This loss would not be covered by insurance since the business interruption insurance does not take effect until after 30 days of plant downtime.

8.6.2 Sensitivities for the Australian Business

Forecast NPAT for the Australian business is less susceptible to short-term changes in market dynamics due to the nature of customer/supplier contracting and the smaller scale of the business. The majority of AN is supplied by either CSBP under a fixed price contract expiring in 2011 or by QNP, for which the main raw material costs are fixed over FY2006. On the demand side, sales of both AN and IS are made under fixed price contracts.

8.6.2.1 Reduction of 5% in AN volumes

The estimated impact of a 5% reduction in AN volumes represents the difference in average sales revenue less the direct costs associated with those sales revenues. This impact has been calculated separately for the Dyno Nobel Australian business and QNP. The impact of a decrease in AN volumes has a positive impact on the earnings of QNP because the business is currently importing relatively higher cost AN to cover contracted volumes which exceed the plant capacity and making a loss on these imports. Therefore, the impact shown in Table 8.6.1 represents the net result of a negative impact on the Dyno Nobel Australian business and the positive impact on QNP arising from a decrease in AN volumes.

8.6.2.2 Reduction of 5% in initiation systems volumes

The estimated impact of a 5% reduction in the NONEL® and IS sales volumes represents the difference in average sales revenue less the average direct costs associated with those sales revenues.

8.6.2.3 Increase of 5% in ammonia cost

The Australian business is not sensitive to the price of ammonia due to the nature of the fixed price supply contracts.

8.6.2.4 Increase of 5% in natural gas price

Table 8.6.1 shows the estimated impact of a 5% increase in the price of natural gas in the context of the price of AN during FY2006. Despite natural gas being the key raw material in the production of AN, the Australian business has no significant exposure to fluctuations in the price of this input due to the pricing mechanisms of the supply of AN. QNP has contracted a fixed price with a CPI escalation for natural gas until 2009. The supply agreement between the Australian business and CSBP for AN is at a fixed price with a CPI escalation until 2011.

8.6.2.5 Unplanned shutdown of Kwinana plant – 20 days

Should an unscheduled shutdown occur at CSBP's Kwinana plant, the Australian business would be required to source up to the contracted AN level from imports. This sensitivity therefore represents the difference between the cost of imported AN and the AN sourced from the Kwinana plant for the average volume of AN purchased from the Kwinana plant in 20 days. Individual contracts with customers contain provisions which seek to protect Dyno Nobel in the case of a force majeure incident, the benefit of which has not been included in these estimates. Additionally, depending on the reasons for the shutdown, the contractual arrangement between Dyno Nobel and the supplier may provide Dyno Nobel with the right to recover some or all of that differential from the supplier, the benefit of which has not been included in these estimates.

8.6.2.6 Unplanned shutdown of QNP plant – 20 days

Should an unscheduled shutdown occur at the QNP plant, QNP would be required to source the contracted AN from imports. This sensitivity therefore represents the Australian business' proportion (50%) of the difference between the cost of imported AN and the variable costs of production of AN for the average volume of AN produced at the QNP plant in 20 days. QNP's business interruption insurance provides cover for the business only after 60 days of an incident occurring that triggers the policy and hence has no impact on the calculated sensitivity. Individual contracts with customers also contain provisions which seek to protect QNP in the case of a force majeure incident, although these have been ignored for the purposes of this calculation.

8.6.3 Sensitivities for the Consolidated Group

8.6.3.1 US$/A$ exchange rate

Table 8.6.1 shows the estimated impact of a 5% weakening in the Australian dollar versus the US dollar. This impact primarily represents the results of the Australian business recorded in A$ translated into US$. The impact also takes account the Australian business' IS purchases for which the price is fixed in US$ as part of the Umbrella Deed. There is no significant impact of the US$/A$ exchange rate on the underlying North American business when reported in US dollars.

8.6.3.2 Fuel prices

The estimated impact of an increase or decrease in fuel prices has been calculated based on a 10% movement in the total cost of fuel-related expenditure in the forecasts. The key expenditure items affected would be direct freight, bought-in freight and fuel oil purchases for ANFO and emulsion products.

The calculation takes into account the relevant percentage of contracts which have pass-through clauses on fuel prices. However, not all pass-through arrangements cover fuel cost movements. In some cases the contract allows for fuel price surcharge in certain circumstances but generally these are for more significant increases (more than the 10% modelled) and so any benefit has been ignored in this calculation. In other words, if oil prices were to increase by say 20%, the Directors would expect the impact to be less than twice the 10% increase.

8.6.3.3 Interest rate

Table 8.6.1 shows the estimated impact of a 50 basis point increase or decrease in the interest rate. A 50 basis points increase or decrease in the interest rate would have a US$0.1 million impact on the Directors' Pro Forma Forecast NPAT. This represents a movement in the interest charge on the unhedged component of the debt. Refer to Section 12.5.5 for more details on Group debt facilities and the hedging arrangements.

8.6.4 Sensitivities on Directors' Statutory Forecast for FY2006

8.6.4.1 Delay in achieving cost reduction and synergy initiatives – three months

The sensitivities identified in relation to the Directors' Pro Forma Forecast are considered to be equally relevant to the Directors' Statutory Forecast. In addition, the Directors consider the timing of synergy and cost restructuring realisation to be an additional sensitivity relevant to the Directors' Statutory Forecast.

A three month delay in realising cost reduction and synergy initiatives would reduce the Directors' Statutory Forecast NPAT by US$4.1 million.

8.7 Liquidity

8.7.1 Working capital

The Directors' Forecast assumes working capital increases in line with the assumed growth in underlying business, with the usual seasonality profile expected to continue. In addition to this normal level of growth, the recent acquisition of Nitrochem's Maitland AN business was completed on a basis which saw the vendor retaining responsibility for net trade receivables and payables. The Directors' Forecast therefore includes an amount to build up working capital for this business to a normal level.

8.7.2 Capital expenditure

The Directors' Forecast assumes capital expenditure of US$88.2 million on an equity method basis, and US$93.6 million on a proportionate consolidation basis, as set out in the following table:

TABLE 8.7.2.1: DIRECTORS' PRO FORMA FORECAST CAPITAL EXPENDITURE

	FY2004 US$m	FY2005 US$m	FY2006 US$m	FY2004 A$m	FY2005 A$m	FY2006 A$m
Equity method basis						
Maintenance	32.1	33.5	44.2	43.7	44.0	58.9
Growth	5.2	9.2	44.0	7.1	12.1	58.7
Total capital expenditure	37.3	42.7	88.2	50.8	56.1	117.6
Proportionate consolidation basis						
Maintenance	37.5	43.5	49.6	51.0	57.2	66.0
Growth	5.8	10.1	44.0	7.9	13.3	58.7
Total capital expenditure	43.3	53.6	93.6	58.9	70.5	124.7

North America
The capital expenditure forecast for the North American business includes maintenance investment of US$33.0 million (US$37.1 million including the North American business' share of Joint Venture maintenance capital expenditure) and growth capital expenditure of US$37.8 million (no growth capital expenditure in the Joint Ventures). The growth capital expenditure in North America includes US$22.0 million in respect of an expansion of the Cheyenne AN production facility, which at this stage is expected to be commissioned by the end of 2007. The total capital expenditure required for this project is expected to be US$40 million to US$50 million, to be spent during FY2006 and FY2007. Other growth capital expenditure includes expenditure on the integration of newly acquired businesses to realise expected production synergies.

Australia
The capital expenditure forecast for the Australian business includes maintenance investment of US$11.2 million (US$12.0 million including the Company's share of QNP maintenance capital expenditure) and growth capital expenditure of US$6.2 million (there is no growth capital expenditure in QNP).

The capital expenditure forecast excludes amounts in relation to the potential commissioning of a second production facility in Queensland. The Dyno Nobel Group is currently conducting a feasibility study and has entered into discussions with customers over potential off-take arrangements. Assuming agreement is reached and the appropriate financing is available, the Company would anticipate commencing construction during FY2006. The Directors' Pro Forma Forecast excludes any capital expenditure associated with this proposal on the basis it would only proceed on a project financed basis.

Joint Venture capex
The forecast prepared on an equity method basis assumes all joint ventures fund their capital expenditure requirements out of operating cash flows with no call on Dyno Nobel to inject additional equity into joint venture entities to fund such expenditure. The proportionate consolidation figures include Dyno Nobel's share of this capital expenditure.

8.8 Market risk

Dyno Nobel will be exposed to market risks associated with interest rates and foreign currency exchange rates. This exposure to market risk will be affected by a number of factors, including the absolute and relative levels of interest rates and foreign currency exchange rates, particularly with respect to the exchange rate between the US dollar and the Australian dollar.

> **Interest rate risk** Dyno Nobel will enter into certain interest rate swaps to convert floating interest rate exposure to fixed rates. These swap agreements entitle Dyno Nobel to receive, or obligate Dyno Nobel to pay, the amount, if any, by which actual interest rate payments on nominated loan amounts exceed or fall below specified interest amounts. Refer Section 8.6.3.3 for more detail.

> **Foreign exchange risk** Approximately 80% of the Dyno Nobel's revenues are generated in North America, denominated principally in US or Canadian dollars. The remainder is mostly denominated in Australian dollars. While in general management considers the Dyno Nobel Group to be well-hedged through having the currency of the cost base largely matching that of the revenue base, Dyno Nobel enters into forward foreign exchange contracts to further hedge foreign exchange risk when considered appropriate. All foreign currency transactions are brought to account using the relevant exchange rate in effect at the date of the transaction.



Investigating Accountants' Report on the Pro forma Historical Financial Information

09

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

The Directors
Dyno Nobel Limited
Level 20, 111 Pacific Highway
North Sydney
NSW 2060
Australia

1 March 2006

Dear Sirs

DYNO NOBEL LIMITED – INVESTIGATING ACCOUNTANTS' REPORT

Introduction

At the request of the Directors of Dyno Nobel Limited (the Company) this report has been prepared for inclusion in a prospectus for the issue of fully paid ordinary shares at a price to be determined via a bookbuild process (the Prospectus).

A number of defined words and terms used in this report have the same meaning as set out in the Glossary contained in the Prospectus.

Scope

You have requested that Deloitte Touche Tohmatsu (Deloitte) prepare an Investigating Accountants' Report reviewing the pro forma historical financial information set out in tables 7.3.1, 7.5.1 and 7.6.1 and the Appendix[1] to the Prospectus (the Appendix) comprising the pro forma unaudited:

- Consolidated statements of revenue, EBIT and capital expenditures of the Dyno Nobel Group for the years ended 31 December 2004 and 31 December 2005;
- Consolidated balance sheet of the Dyno Nobel Group as at 31 December 2005;
- Parent entity balance sheet of the Company as at 31 December 2005; and
- Notes to the above pro forma unaudited historical financial information

(referred to collectively as the Pro forma Historical Financial Information).

The Pro forma Historical Financial Information has been derived from historical financial information after adjusting for the pro forma transactions and/or adjustments described in the Appendix.

[1] The Appendix is a separate document lodged with ASIC, and is taken to be included as part of the Prospectus in accordance with section 712 of the Corporations Act.

The Directors of the Company are responsible for the preparation and presentation of the Pro forma Historical Financial Information, including the determination of the pro forma transactions and/or adjustments.

The Pro forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by AIFRS applicable to annual financial reports prepared in accordance with the Corporations Act. The pro forma historical consolidated statements of revenue and EBIT have been prepared to the level of "profit from ordinary activities before interest and income tax expense" (EBIT). The pro forma consolidated statements of revenue and EBIT exclude the impact of the existing capital structure, as reflected in interest expense and income taxes, as this capital structure is not considered relevant given anticipated changes in debt and equity structures as a result of the proposed transactions.

The historical financial information in respect of Dyno Nobel Asia Pacific Limited (DNAP) and Dyno Nobel Holdings USA II Inc (DN USA) upon which the Pro forma Historical Financial Information is based has been audited for the years ended 31 December 2004 and 31 December 2005. Audit opinions issued to the respective members of DNAP and DN USA were unqualified.

Scope for Review of Pro forma Historical Financial Information

We have reviewed the Pro forma Historical Financial Information in order to report whether anything has come to our attention which causes us to believe that the Pro forma Historical Financial Information as set out in tables 7.3.1, 7.5.1 and 7.6.1 and the Appendix does not present fairly the:

i) Pro forma consolidated financial performance and pro forma capital expenditures of the Dyno Nobel Group for the years ended 31 December 2004 and 31 December 2005

ii) Pro forma consolidated financial position of the Dyno Nobel Group as at 31 December 2005

iii) Pro forma financial position of the Company as at 31 December 2005,

on the basis of the pro forma transactions and/or adjustments described in the Appendix, and in accordance with the recognition and measurement principles required by AIFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and described in the Appendix.

Our review of the Pro forma Historical Financial Information has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited to:

- Review of work papers, accounting records and other documents;
- A review of the pro forma transactions and/or adjustments made to the historical financial information;
- Analytical procedures applied to the financial data;

Deloitte.

- A comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and disclosed in the Appendix; and
- Enquiry of Directors, management and others.

These procedures do not provide all the evidence required in an audit, thus the level of assurance we provide is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement on the Pro forma Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro forma Historical Financial Information as set out in tables 7.3.1, 7.5.1 and 7.6.1 and the Appendix, does not present fairly the:

i) Pro forma consolidated financial performance and pro forma capital expenditures of the Dyno Nobel Group for the years ended 31 December 2004 and 31 December 2005

ii) Pro forma consolidated financial position of the Dyno Nobel Group as at 31 December 2005

iii) Pro forma financial position of the Company as at 31 December 2005,

on the basis of the pro forma transactions and/or adjustments described in the Appendix, and in accordance with the recognition and measurement principles required by AIFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and described in the Appendix.

Subsequent Events

Subsequent to 31 December 2005 and up to the date of this report, nothing has come to our attention that would cause us to believe material transactions or events outside the ordinary course of business of the Company have occurred, other than the matters dealt with in this report or the Prospectus, which would require comment on, or adjustment to, the information contained in this report, or which would cause such information to be misleading.

Independence and Disclosures of Interests

Deloitte do not have any interest in the outcome of this issue other than the preparation of this Report, the preparation of the Review of the Directors' Forecasts by Deloitte Corporate Finance Pty Limited and other services in relation to the Offer for which normal professional fees will be received. Deloitte is the auditor of the Company and DNAP and from time to time Deloitte also provides DNAP with certain other professional services for which normal professional fees are received.

Responsibility

Deloitte has consented to the inclusion of this Investigating Accountants' Report in the Prospectus in the form and context in which it is so included, but has not authorised the issue of the Prospectus. Accordingly, Deloitte makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Prospectus.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

Samantha Lewis
Partner

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Independent Review of Directors' Forecast

10

Deloitte.

Deloitte Corporate Finance Pty Limited
ABN 19 003 833 127
AFSL 241457

180 Lonsdale Street
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GPO Box 78B
Melbourne VIC 3001 Australia

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Fax: +61 (0) 3 9208 7716
www.deloitte.com.au

Note: This report consists of both a Financial Services Guide and a Review of Directors' Forecasts

Part 1 - Financial Services Guide

1 March 2006

What is a Financial Services Guide?

This Financial Services Guide (FSG) is an important document whose purpose is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of this FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under our AFSL
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide
- details of any potential conflicts of interest
- details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by the Directors of Dyno Nobel Limited to give general financial product advice in the form of a report to be provided to you in connection with a review of the Directors' financial forecasts. You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance Pty Limited is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

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Part 2 - Review of Directors' Forecasts

The Directors
Dyno Nobel Limited
Level 20, 111 Pacific Highway
North Sydney
NSW 2060
Australia

1 March 2006

Dear Sirs

REVIEW OF DIRECTORS' FORECASTS

Introduction

At the request of the Directors of Dyno Nobel Limited (the Company) this report has been prepared for inclusion in a prospectus for the issue of fully paid ordinary shares at a price to be determined via a bookbuild process (the Prospectus). Deloitte Corporate Finance Pty Limited (Deloitte Corporate Finance) is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence for the issue of this report.

A number of defined words and terms used in this report have the same meaning as set out in the Glossary contained in the Prospectus.

The Directors are solely responsible for the preparation and presentation of the financial forecasts of the Company for the year ending 31 December 2006 comprising the Directors' pro forma forecast and the Directors' statutory forecast as set out in Table 8.2.1 and Table 8.5.1 of the Prospectus (the Forecasts) and the information contained therein, including the assumptions on which they are based and the sensitivity of the Forecasts to changes in key assumptions.

Scope of Report

This report has been prepared having regard to the guidance set out in AGS 1062 "Reporting in Connection with Proposed Fundraisings", ASIC Policy Statement 170 "Prospective Financial Information" and AUS 804 "The Audit of Prospective Financial Information".

We have reviewed the Forecasts together with the assumptions on which the Forecasts are based as set out in Section 8.4 of the Prospectus in order to give a statement thereon to the Directors of the Company.

The Directors have also prepared supplementary financial forecast information on a proportionate consolidation basis for the year ending 31 December 2006 (Proportionate Consolidation Forecast). The Proportionate Consolidation Forecast is not prepared on a basis consistent with applicable Australian equivalents of the International Financial Reporting Standards (A-IFRS). Our statement excludes the Proportionate Consolidation Forecast.

Member of
Deloitte Touche Tohmatsu

Deloitte.

Our review of the Forecasts has been conducted in accordance with AUS 902 "Review of Financial Reports" applicable to review engagements. Our review consisted primarily of enquiry, comparison and analytical review procedures including discussions with management and Directors of the Company of the factors considered in determining their assumptions. Our procedures included a review of the reasonableness of the Directors' best estimate assumptions underlying the Forecasts, an examination on a test basis of evidence supporting the assumptions, amounts and other disclosures in the Forecasts and the evaluation of accounting policies used in the Forecasts.

These procedures have been undertaken in order to state whether anything has come to our attention, which causes us to believe that:

i) the Directors' best-estimate assumptions do not provide reasonable grounds for the preparation of the Forecasts

ii) in all material respects, the Forecasts are not properly compiled on the basis of the Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with A-IFRS and other mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and described in Appendix C of the Prospectus, and consequently

iii) the Forecasts are not based on reasonable grounds.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards and provides less assurance than an audit. In addition, prospective financial information, such as the Forecasts, relate to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Forecasts are based, those assumptions are generally future-orientated and therefore speculative in nature. Accordingly, actual financial performance may vary from the prospective financial information presented in the Prospectus and such variations may be material.

Directors' Financial Forecasts

The Forecasts have been prepared by management and adopted by the Directors in order to provide prospective investors with a guide to the potential financial performance of the Company for the year ending 31 December 2006. There is a considerable degree of subjective judgement involved in preparing forecasts. The underlying assumptions are also subject to uncertainties and contingencies which are often outside the control of the Company. The Forecasts have been prepared using assumptions summarised in the Prospectus which are based on best-estimate assumptions relating to future events that management expect to occur and actions that management expect to take.

The sensitivity analysis set out in Section 8.6 of the Prospectus demonstrates the impact on the forecast financial performance of changes in key assumptions. The prospective financial information is therefore only indicative of the financial performance which may be achievable.

Prospective investors should be aware of the material risks and uncertainties relating to an investment in the Company, which are detailed in the Prospectus, and the inherent uncertainty relating to the prospective financial information.

Deloitte.

Statement

Based on our review of the Forecasts, nothing has come to our attention which causes us to believe that:

i) the Directors' best-estimate assumptions, as set out in the Prospectus, do not provide reasonable grounds for the preparation of the Forecasts

ii) in all material respects, the Forecasts are not properly compiled on the basis of the Directors' best-estimate assumptions and pro-forma adjustments, consistent with the accounting policies adopted and used by the Company and in accordance with applicable Australian equivalents of the International Financial Reporting Standards (A-IFRS) and mandatory professional reporting requirements in Australia and the accounting policies adopted by the Company and described in Appendix C of the Prospectus, and consequently

iii) the Forecasts are not based on reasonable grounds.

Actual financial performance is likely to be different from the Forecasts since anticipated events frequently do not occur as expected and the variations may be material. Accordingly, we express no opinion as to whether the Forecasts will be achieved.

Independence
Deloitte Corporate Finance does not have any interest in the outcome of this issue other than the preparation of this report, the Investigating Accountants' Report prepared by Deloitte Touche Tohmatsu and other services in relation to the offer for which normal professional fees will be received.

Responsibility
Deloitte Corporate Finance disclaims any responsibility for any reliance on this report or on the Forecasts to which they relate for any other purpose than that for which it was prepared.

Yours faithfully

Ian Thatcher
Director

Risk Factors



11.1 Introduction

There are a number of factors, both specific to Dyno Nobel and of a general nature, which may affect the future operating and financial performance of the Company, its investment returns and the value of its Shares. Many of the circumstances giving rise to these risks are beyond the control of the Company, the Directors and the Senior Management Team.

This Section describes certain specific areas that are believed to be the major risks associated with an investment in the Company. Each of the risks described below could, if it eventuated, have a material adverse impact on the Company's operating and financial performance, and its ability to pay dividends.

Prospective investors should note that this Section is not an exhaustive list of the risks associated with an investment in the Company and it should be considered in conjunction with other information disclosed in this Prospectus.

11.2 Specific risks

11.2.1 Explosives industry downturn and change in explosives demand

The explosives industry is driven by a number of factors, including (but not limited to) economic growth, commodity demand, commodity market prices, technological changes and industry regulation, which in turn may impact explosives demand. In particular, Dyno Nobel's expansion plans and forecast growth are predicated on, among other things, increased demand for North American thermal coal due to its affordability relative to alternative energy sources and increased Australian exports of coal and iron ore to satisfy demand in North Asia and China (refer to Sections 4.7 and 4.8). These factors are largely outside the control of the Company, the Directors and the Senior Management Team and changes in any of, or the expectations relating to, these factors may result in a downturn in the explosives industry and may have a material adverse impact on the operating and financial performance of the Company.

11.2.2 Unscheduled plant shutdown

AN production facilities are most cost efficient when they are operated continuously. Dyno Nobel's preventative maintenance program is designed to minimise the level of plant downtime. From time to time, a piece of equipment may experience a failure requiring an unscheduled shutdown of the entire plant. While Dyno Nobel maintains insurance cover for unscheduled shutdowns over an extended period, the Company may be materially adversely affected if the proceeds realised under the applicable policies are insufficient to cover replacement costs, lost revenues, increased expenses or liabilities to third parties.

11.2.3 Competition risk

The explosives sector can be highly competitive, with a number of operators competing for market share through the same or alternate products and services. The actions of an existing competitor or the entry of new competitors in markets in which Dyno Nobel operates, may have a material adverse impact on the operating and financial performance of the Company.

11.2.4 Raw materials

Dyno Nobel's production processes depend upon obtaining adequate supplies of certain raw materials, such as ammonia and natural gas, on a timely basis. Dyno Nobel could be materially adversely affected if there is a deterioration in supplier relationships or one or more of its suppliers experiences financial or operational difficulties such that it is unable to obtain adequate supplies of raw materials in a timely manner.

In addition, raw material costs constitute a significant portion of Dyno Nobel's cost of production. Dyno Nobel currently has the ability to pass through certain increases in raw material costs to the majority of its customers through contracted pricing mechanisms and spot contracts (refer to Sections 5.4.2 and 5.5.2). However, increases in raw material prices may have an adverse impact on the operating and financial performance of Dyno Nobel if it is unable to pass through these increases to end users due to a change in customer relationships or market conditions.

11.2.5 Recent acquisitions

DNH grew through a number of regional acquisitions in the period leading up to its acquisition by Dyno Nobel. Acquisitions may expose Dyno Nobel to business risks or liabilities, including environmental liabilities and regulatory breaches for which Dyno Nobel is not fully indemnified. The process of integrating acquired operations into Dyno Nobel's existing operations may also result in unforeseen operating difficulties and may require significant management, financial or personnel resources that would otherwise be available for the ongoing development or expansion of the existing operations. If this occurs, it may have a material adverse impact on the operating and financial performance of Dyno Nobel. In addition, there is no guarantee that Dyno Nobel will be able to realise the expected synergies from its acquisitions or realise the expected synergies in the timeframe anticipated (refer to Section 8.3.1.1).

The recent acquisitions were below the threshold for mandatory notification to the relevant competition authorities. Notwithstanding this, it is possible that the authorities may seek a post-transaction review of one or more of the acquisitions. If this were to occur, it may lead to regulatory actions or requirements which could have a material adverse impact on the operating and financial performance of Dyno Nobel.

11.2.6 Joint Ventures

Dyno Nobel owns an interest in a number of Joint Ventures (refer to Section 5.4.4.1). The relevant Joint Venture agreements customarily provide that Dyno Nobel's Joint Venture partner will be responsible for the day-to-day management of such entities and therefore, Dyno Nobel's ability to control the operations of its Joint Venture is limited. While Dyno Nobel believes it generally has a strong relationship with each of its Joint Venture partners, any deterioration in these arrangements or an adverse action by a Joint Venture partner may result in diminished profitability and prospects of these joint ventures. This in turn may have a material adverse impact on the operating and financial performance of the Company.

11.2.7 Regulatory factors

Dyno Nobel is required to comply with an extensive range of laws and regulations in the jurisdictions in which it operates, including those dealing with the supply, import, export, manufacturing, storage and transport of explosives products and services. Any failure to comply with relevant regulations may lead to disciplinary actions, including fines, corrective action or the suspension of certain activities undertaken by Dyno Nobel.

The jurisdictions in which Dyno Nobel operates have increased the level of regulation and reporting requirements in recent years in relation to the explosives industry, including increased security at Dyno Nobel's manufacturing and distribution facilities. These jurisdictions may introduce additional regulatory and compliance obligations that may impose additional costs on the operations of Dyno Nobel. Any future increase in the cost of regulatory compliance that is unable to be passed through to end users will have an adverse effect on the financial performance of the Company.

11.2.8 Environmental matters

The explosives industry is exposed to a number of environmental risks due to the nature of industry operations. Such environmental risks can give rise to remediation obligations, personal injury and property damage, and the imposition of civil and criminal penalties.

The Company owns several properties that are known to require material remediation, including activities to address nitrate and heavy metal contamination in soil and groundwater. The expected pro forma cost of these remediation activities has been accrued in accordance with AIFRS accounting standards (refer to Note C.13 in the Appendix). However, there can be no guarantee that all environmental issues and contingent liabilities have been identified or that the Company's environmental provisions will be sufficient to cover all of the Company's potential liabilities. In addition, more stringent environmental laws and regulations, or interpretation and enforcement of existing laws and conditions, may also impose new or increased liabilities on Dyno Nobel or result in the need for additional investment in environmental remediation and regulatory compliance.

In recent years, there has been increasing scientific research conducted on the environmental and health effects of chemical compounds containing the perchlorate ion. Perchlorates are found in a number of explosive products. Dyno Nobel is in the process of remediating perchlorate contamination at one of its Joint Venture sites, and there is a possibility it may be required to conduct perchlorate remediation activities at other of its wholly-owned and Joint Venture sites in the future. While Dyno Nobel does not expect any material perchlorate claims to be successfully made against the Group, given the recent increased action by environmental agencies and uncertainties regarding potential remediation costs, any potential claims or future remediation work could have a material adverse impact on the financial and operating performance of the Company.

Although Dyno Nobel's bulk explosives products include relatively small amounts of perchlorates, which should disintegrate fully during the detonation process, Dyno Nobel's business plan includes the cost of replacing perchlorates with alternative materials. The Company is also investigating how the minute amounts used in the detonator delay element can be further minimised or eliminated.

11.2.9 Litigation

Dyno Nobel is currently a party to a number of unresolved litigation cases and disputes and may be exposed to potential legal and other claims or disputes in the future with respect to its operations and in relation to claims arising out of the operations of certain recently acquired businesses.

Current outstanding claims include personal injury claims arising out of alleged defective products, personal injury claims by employees hurt in the course of transporting products, claims for property damage as a result of the Group's blasting activities and enviromental remediation claims and actions brought against the Group by third parties or relevant governmental agencies. While Dyno Nobel and certain of the recently acquired businesses maintain insurance that may cover all or a portion of any losses arising out of current and outstanding claims, and Dyno Nobel may be indemnified by the former owners of certain recently acquired businesses for certain of the current outstanding claims, one or a combination of these claims, or any future claims, may have a material adverse impact on the financial position and operating performance of the Dyno Nobel Group.

11.2.10 Post retirement plans

Dyno Nobel maintains both defined benefit and defined contribution superannuation plans for its employees. The majority of the defined benefit plans are closed to new employees. The aggregate funding deficit of the defined benefit plans at 31 December 2005 was US$62.6 million, primarily due to deficits in the Company's US plans.

There is a risk that changes in the value of the plans' assets, changes in actuarial determinations of the plans' liabilities or changes to government legislation could require Dyno Nobel to increase the current level of contributions to one or more of the defined benefit plans in the future. In particular, there is currently new legislation before the US Congress which, if enacted, is likely to require the Company to make further cash contributions to restore its defined benefit plans to a fully funded position over a transition period of several years.

There are a number of other post retirement plans, comprising health and superannuation plans, which are unfunded. The present value of expected future obligations under these plans was US$[6.7] million at 31 December 2005. There is a risk that the Company's liability under these plans may exceed the expected obligations if actual benefit payments exceed the actuarial assumptions adopted in the calculations.

11.2.11 Exchange rates

A substantial proportion of Dyno Nobel's revenues and costs are expected to be denominated in US dollars. As a result, the Company's reported financial performance will be influenced by fluctuations in exchange rates, primarily through its operations in Australia. A depreciation of the Australian dollar relative to the US dollar will have an adverse effect on the Company's reported financial performance.

In addition, any dividends declared by the Company will be denominated in Australian dollars. Therefore, an appreciation of the Australian dollar relative to the US dollar would have an adverse effect on the amount of profits that the Company can declare as a dividend in Australian dollars.

11.3 Other risks

In addition to the risks described above, there are many factors which may affect the Company's performance. These include customer relationships, loss of key personnel, labour disputes and changes in taxation or superannuation laws and an adverse review of the Group's interpretation of these laws by revenue authorities.

Furthermore, due to the nature of the explosives industry, Dyno Nobel's operations are subject to a number of operating hazards and risks, including environmental hazards, industrial accidents, technical failures, fires, explosions and other accidents. These hazards and risks could potentially result in personal injury or loss of life, damage or destruction to production facilities and property, environmental damage, legal liability, and enforcement actions.

An investment in Shares also exposes Shareholders to the general risks such as the movements in markets generally and the impact of general economic factors.

There are also various rights and obligations associated with the Consortium's acquisition and on-sale arrangements with Orica which may impact on Dyno Nobel as described below.

Acquisition of DNH by the Consortium

Under the IK Acquisition Agreement (refer to Section 12.5.1), certain limited warranties and indemnities were provided by the vendors to the new owners of DNH. However, there can be no assurances that these warranties (which are subject to limitations, including those described in Section 12.5.1.3) will be sufficient to cover any liabilities, claims or occurrences that may arise in relation to the subject matter of those warranties and indemnities or that the vendors will have sufficient funds to pay any claim that may arise.

Separation and transitional arrangements

Prior to its acquisition by Dyno Nobel, DNH agreed to sell the Orica Businesses (refer to Section 12.5.2). Under the terms of that sale, various separation and transitional arrangements were entered into between DNH and Orica to facilitate the continuing operation of each business group until alternative arrangements were implemented. These agreements are outlined in Section 12.5.2.1. The arrangements regarding the separation of intellectual property between Dyno Nobel and Orica have yet to be finalised. The current principles that govern the use of the intellectual property are outlined in Section 12.5.3.

Despite the transitional agreements, this separation may result in Dyno Nobel temporarily losing some of the benefits of global branding. It may also affect Dyno Nobel's systems and processes, people and culture in a way which may have an adverse impact on the financial and operating performance of the Company.

Assumption of rights and obligations of MIIN and MIINAS

Upon the acquisition of DNH from MIIN, the Company will assume the rights and obligations (including any accrued rights and obligations) of MIIN and MIINAS in connection with the Consortium agreements, including the Umbrella Deed (refer to Section 12.5.2). Under these arrangements, the Company will be exposed to a number of obligations, risks and potential liabilities associated with the restructure and separation of DNH, and the interim ownership and sale of the Orica Businesses.

These ongoing arrangements may require an investment of time on behalf of the Company's senior management and any liability or claim accrued by the Company, in relation to these arrangements may affect the financial and operating performance of the Company.

Additional Information


12

Table of Contents

12.1 Registration and corporate structure

The Company was registered in Victoria on 4 January 2006 as a public company limited by shares.

12.2 Share capital

As at the date of this Prospectus, the Company has only one class of shares on issue, being fully paid ordinary shares ("Shares").

As noted in Section 3.2.2, Shares and CRPS will be issued to the Existing Investors shortly before the issue of Shares under the Offer. The Company intends to redeem the CRPS following settlement of the Offer (on or about 11 April 2006). The Offer will not proceed unless the Company has completed the acquisition of DNH and the Board has resolved to redeem the CRPS. Accordingly, on completion of the Offer and redemption of the CRPS, the Company will have only Shares on issue.

12.3 The Constitution and rights attaching to Shares

12.3.1 Summary of the Constitution and Shares

The rights attaching to the Shares are:

> set out in the Constitution; and

> in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and the general law.

The key provisions of the Constitution and the principal rights and obligations of Shareholders are summarised in this Section 12.3.1.

12.3.1.1 Voting

At a general meeting, every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands (irrespective of the number of Shares they hold), and one vote on a poll for each Share held. Voting at any meeting of Shareholders is by a show of hands unless a poll is demanded. A poll may be demanded by at least five Shareholders entitled to vote on the resolution, Shareholders with at least 5% of the votes that may be cast on the resolution on the poll, or the Chairman. The Chairman does not have a casting vote, in addition to any deliberative vote, on either a show of hands or a poll.

12.3.1.2 Dividends

The Directors may from time to time determine that a dividend is payable to Shareholders out of the profits of the Company. The Directors may pay any interim and final dividends as, in their judgement, the financial position of the Company justifies. The Directors may fix the amount, the time and the method of payment of the dividends.

Subject to any special rights or restrictions attaching to any shares, dividends must be paid equally on all shares and in proportion to the number of, and the amounts paid on, the shares held. Refer to Section 1.6 for further information on the dividend policy of the Company.

12.3.1.3 Issue of further Shares and other securities

Without affecting any special rights conferred on the holders of any securities and subject to any restrictions on the issue of shares or other securities imposed by the Listing Rules and the Corporations Act, any securities may be issued with preferred, deferred or other special rights or restrictions as the Directors determine.

12.3.1.4 Variation of class rights

Subject to the Corporations Act and their terms of issue, the rights attaching to any class of shares may be varied with the written consent of holders of shares with at least 75% of the votes in the class, or by a special resolution passed at a separate meeting of the holders of shares of the class. In either case, the holders of shares in a class with not less than 10% of the votes in the class of shares whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such variation or cancellation.

The creation or issue of further shares ranking equally with a class of shares already on issue is not a variation of class rights.

12.3.1.5 Transfer of Shares

Shareholders may transfer Shares by a written transfer instrument in the usual form or any form approved by the Directors or by a proper transfer effected in accordance with the ASTC Settlement Rules and ASX requirements. All transfers must comply with the Constitution, the Listing Rules, the ASTC Settlement Rules and the Corporations Act.

The Directors may refuse to register a transfer of Shares, including in circumstances where the transfer is not in registrable form, or the refusal to register the transfer is permitted by the Listing Rules or ASX. The Directors must refuse to register a transfer of Shares where required to do so by the Listing Rules.

12.3.1.6 General meeting and notices

Each Shareholder is entitled to receive notice of, attend and vote at general meetings of the Company and receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution or the Corporations Act.

12.3.1.7 Winding up

Subject to any special resolution or rights or restrictions attaching to any class or classes of shares, Shareholders will be entitled on a winding up to a share in any surplus assets of the Company in proportion to the shares held by them.

12.3.1.8 Proportional takeover provisions

The Constitution contains provisions requiring Shareholder approval in relation to any proportional takeover bid. The provisions will lapse unless renewed by a special resolution of Shareholders in general meeting three years from the date the provisions were adopted or last renewed.

12.3.1.9 Directors – appointment and removal

The number of Directors must be such number as the Directors determine but must be not less than three and not more than 10. Directors are elected at annual general meetings of the Company. Other than a person appointed as a Managing Director or Executive Director, a Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following that Director's last election or appointment.

The Directors may also appoint a Director to fill a casual vacancy on the Board or in addition to the existing Directors, who will then hold office until the next annual general meeting of the Company.

12.3.1.10 Directors – voting

Questions arising at a meeting of Directors will be decided by a majority of votes of the Directors present and voting. If the votes are equal on a proposed resolution, the Chairman has a casting vote in addition to the Chairman's deliberative vote unless only two of the Directors present are entitled to vote.

12.3.1.11 Directors – remuneration

The Directors are entitled to receive remuneration for their services, as the Directors decide, but the total amount paid to all Non-Executive Directors for such services must not exceed in aggregate in any financial year the maximum aggregate sum as may be approved from time to time by the Company in general meeting. The current maximum aggregate sum is A$1.2 million pa. No retirement benefits, apart from superannuation contributions already made, are payable to a Non-Executive Director upon retirement.

The Constitution also provides for the Company to pay all reasonable expenses of Directors in attending meetings and carrying out their duties.

12.3.1.12 Directors' and officers' indemnity

The Company indemnifies each officer of the Company against any liability (including costs and expenses) incurred by that person in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer.

Where the Directors consider it appropriate, the Company may insure an officer of the Company against any liability incurred by that person in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer, where the Directors consider it appropriate the Company may give a former Director access to documents provided or available to Directors, and other papers referred to in those documents.

12.3.1.13 Amendment

The Constitution may be amended only by a special resolution passed by at least 75% of the votes cast by Shareholders entitled to vote on the resolution. At least 28 days' written notice specifying the intention to propose the resolution must be given to Shareholders.

12.3.2 Rights attaching to CRPS

The Company will not proceed to Settlement, and the Offer will not proceed, unless at the time the Company proceeds to Settlement the Board has resolved to redeem the CRPS, as described in Section 12.2. Accordingly, on completion of the Offer and the redemption of the CRPS, the Company will have only Shares on issue. The rights attaching to the CRPS are summarised in this Section 12.3.2.

The CRPS rank in all respects equally with Shares save for matters summarised below:

12.3.2.1 Redemption and conversion rights

Each CRPS will be issued on the terms that:

> it is redeemable at the option of the Company upon completion of an initial public offering of shares in the Company, at a redemption price equal to the price at which Shares are issued to investors under that initial public offering; and

> it is convertible at the option of the Company, and each CRPS is convertible into one Share.

12.3.2.2 Dividend rights

Each CRPS confers on the holder a right to receive out of the profits of the Company available for dividend a preferential non-cumulative dividend. Dividends of CRPS will be payable only when, and if, determined by the Directors.

In respect of the same dividend period, dividends on the Shares will not be paid at a rate greater than the rate paid on the CRPS. No dividends will be paid on the Shares unless a dividend shall first have been paid on the CRPS in respect of the same dividend period.

12.3.2.3 Rights on winding up

The CRPS confer on the holders the right in a winding up, to payment in cash in priority to any other class of shares of the amount paid or agreed to be considered as paid on each of the CRPS and the amount (if any) equal to the aggregate of any dividends accrued (whether determined or not) but unpaid, and of any arrears of dividends, in respect of the CRPS. The CRPS do not confer on the holders, any further rights to participate in assets or profits of the Company.

12.3.2.4 Voting rights

The holders of CRPS have the same rights as the holders of Shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except in the limited circumstances prescribed by the Listing Rules.

12.3.2.5 Ranking

The CRPS rank equally among themselves in all respects and are subordinated to creditors of the Company.

12.4 Employee incentive plans

12.4.1 Executive Share Option Plan

The Company has adopted an Executive Share Option Plan ("ESOP") to assist in the attraction, motivation and retention of senior management.

The ESOP contains customary and usual terms for dealing with administration, variation, suspension and termination of the ESOP. The key terms of the ESOP are described below.

12.4.1.1 Eligibility

Under the ESOP, the Company may offer Options to eligible employees of the Company (including executive Directors) as determined by the Board. Options may be offered to eligible employees from time to time as determined by the Board in its discretion and in accordance with the rules of the ESOP and applicable law.

12.4.1.2 Consideration

Options will be issued to eligible employees for no consideration.

12.4.1.3 Exercise of Options

An Option holder will be entitled to exercise Options issued under the ESOP in respect of which all exercise conditions and vesting conditions (if any) have been satisfied in accordance with the relevant rules of the ESOP and the offer. No Option may be exercised until at least 12 months after Shares are first quoted on ASX.

Each Option entitles the holder to subscribe for, or have issued to them, one Share (subject to adjustment in accordance with the rules of the ESOP).

12.4.1.4 Vesting and exercise conditions

The Board must stipulate in an offer the vesting and exercise conditions (if any) which must be satisfied before an option can be exercised. These vesting and exercise conditions may include one or more performance hurdles or criteria, or passage of time, or fixed window within which Options may be exercised. The Board retains a discretion to waive exercise conditions including where, after listing, there is a change of control of the Company.

12.4.1.5 Exercise price

The exercise price (if any) for each Option will be specified in the offer.

12.4.1.6 Issuer or transfer of Shares

At the discretion of the Company, Shares in respect of which a participant has exercised Options may be delivered by being issued to the participant or purchased and transferred to the participant.

12.4.1.7 Changes in Share Capital

If, during the life of any Option, the Company makes a bonus issue to its Shareholders, the Option holder will be entitled, upon later exercise of that Option, to receive additional Shares as if the Option holder had exercised the Option prior to the record date for the bonus issue. The rights of Option holders will also be changed to the extent necessary to comply with the Listing Rules applying to rights issue and reorganisations of capital. The Option holder will only be able to participate in respect of an Option in a new issue of Shares or other securities to Shareholders if the Option has been exercised on or before the record date for determining entitlements to the issue.

12.4.1.8 No transfer of Options

Without the prior approval of the Board, Options may not be sold, transferred, mortgaged, charged or otherwise dealt with or encumbered.

12.4.1.9 Expiry of Options

Unless the Board determines otherwise, when an Option holder ceases to be employed by the Dyno Nobel Group:

> all Options in respect of which any applicable vesting conditions have not been satisfied will lapse immediately upon the cessation of employment;

> if the Option holder's employment ceases due to his or her resignation – all Options in respect of which any applicable vesting conditions have been satisfied may be exercised during the 30 day period following the date of cessation of employment or office, after which time those Options will lapse;

> if the Option holder's employment ceases due to his or her retirement, death, permanent disability or redundancy – all Options in respect of which any applicable vesting conditions have been satisfied may be exercised during the six month period following the date of cessation of employment or office, after which time those Options will lapse; and

> if the Option holder's employment ceases for any other reason, all Options in respect of which any applicable vesting conditions have been satisfied will lapse immediately upon the cessation of employment.

Unless the Board determines otherwise, if an Option has not lapsed earlier it will lapse at the latest time at which the Option may be exercised, as specified by the Board at the time of the offer, which must not exceed 10 years from the date of the issue of the Option.

12.4.1.10 Quotation

Options will not be quoted on ASX. The Company will apply for official quotation of Shares issued upon exercise of Options in accordance with the Listing Rules.

12.4.1.11 Ranking of Shares

A Share issued upon exercise of an Option will rank equally with all other existing Shares at the date of the issue of that Share except for any entitlements that had a record date before that date of the issue.

12.4.2 Issue of Options to Peter Richards

The Board has resolved to make an offer of Options under the ESOP to Mr Peter Richards, the Company's CEO.

A total of 6,044,560 Options will be issued to Mr Richards, equal to 0.75% of the total number of Shares on issue upon completion of the Offer.

Each Option to be issued to Mr Richards will have an exercise price equal to the Final Price.

The Options to be issued to Mr Richards will be issued in three equal tranches. Each tranche will be subject to the following vesting conditions:

> **Tranche 1:** Actual earnings per share for FY2006 equalling or exceeding the earnings per share figure calculated by reference to the Directors' Statutory Forecast and the total number of Shares on issue upon completion of the Offer.

> **Tranche 2:** Actual earnings per share for FY2007 being at least 10% above the "Base EPS", being the earnings per share figure calculated by reference to the average of the Directors' Statutory Forecast and the Directors' Pro Forma Forecast and the total number of Shares on issue on completion of the Offer.

> **Tranche 3:** Actual earnings per share for FY2008 being at least 21% above the Base EPS.

If the vesting condition in respect of Tranche 1 is not satisfied, 50% of the Tranche 1 Options will lapse immediately, and the remaining Tranche 1 Options ("Remaining T1 Options") will continue as unvested Options and be subject to the vesting condition in respect of Tranche 2 Options.

If the vesting condition in respect of Tranche 2 is not satisfied, all of the Tranche 2 Options and any Remaining T1 Options will continue as unvested Options and be subject to the vesting condition in respect of Tranche 3 Options.

If the vesting condition in respect of Tranche 3 is not satisfied, all of the Tranche 3 Options, all of the Tranche 2 Options and any Remaining T1 Options will immediately lapse.

Any vested Options held by Mr Richards will be subject to an exercise condition that they may only be exercised in the 30 day period immediately following the announcement of the Company's half yearly or annual results. All unexercised Options will lapse on the following dates:

> Tranche 1 Options – 31 December 2010

> Tranche 2 Options – 31 December 2011

> Tranche 3 Options – 31 December 2012

ASX has provided in-principle approval to the issue of Options to Mr Richards without the need to obtain shareholder approval in accordance with Listing Rule 10.14. As part of its application for admission to the official list of ASX, the Company will be applying for a formal waiver of Listing Rule 10.14 on these terms.

12.4.3 Other employee incentive schemes

The Board intends to implement further equity-based employee incentive schemes to assist in the attraction, motivation and retention of employees at all levels.

To the extent practicable, the Board intends to introduce plans which apply equally to its employees irrespective of the jurisdiction in which those employees are employed. Due to the differing requirements of the securities laws in the various jurisdictions in which the Company operates, the structure and timing of such plans have not yet been determined.

12.5 Material contracts

The Directors consider that there are certain contracts which are significant or material to the Company or of such a nature that an investor may wish to have particulars of them when making an assessment whether to apply for Shares. The main provisions of each contract are summarised below. These are summaries only and do not fully describe all the provisions of each contract.

12.5.1 IK Acquisition Agreement

On 19 September 2005, MIIN entered into an agreement to acquire all of the shares in DNH ("IK Acquisition Agreement"). MIIN is an indirect wholly-owned subsidiary of the Consortium. The vendors of the shares comprised companies related to a European private equity firm Industri Kapital (approximately 72%), companies related to Ensign-Bickford (approximately 26%) and senior management of the businesses conducted by DNH (approximately 2%). The acquisition of the shares by the Consortium was completed on 30 November 2005. Upon the acquisition of DNH by the Company, the Company will assume the rights and obligations (including any accrued rights and obligations) of MIIN under the IK Acquisition Agreement.

12.5.1.1 General vendor warranties

The IK Acquisition Agreement contains various warranties given by the vendors in favour of MIIN. The matters covered by the warranties include:

> each vendor's ownership of its shares in DNH and capacity to transfer full, unencumbered ownership in the shares to MIIN; and

> the sufficiency of the property, rights and assets owned, leased or licensed by DNH and its subsidiaries for the purpose of conducting their businesses ("Assets Warranty").

12.5.1.2 Management warranties

The vendors comprising senior managers of DNH provided additional warranties in favour of MIIN. The matters covered by these warranties ("Management Warranties") are given to the best knowledge of the senior managers and include:

> the extent to which DNH is subject to litigation;

> the extent to which DNH holds permits necessary for its business and is in compliance with such permits;

> DNH's title, or rights of use, to material assets necessary to enable it to conduct its business; and

> disclosure to MIIN of material information relevant to the business conducted by DNH.

12.5.1.3 Warranty restrictions

The warranties in favour of MIIN contained in the IK Acquisition Agreement are subject to a number of restrictions. These restrictions include the following:

> a claim under certain of the warranties must be made by 31 May 2006;

> the total liability of each vendor cannot exceed the consideration received by that vendor; and

> the liability of the vendors for breach of the Assets Warranty is limited to US$60,000,000 and only applies to claims exceeding US$10,000,000 each.

12.5.2 Umbrella Deed

On 19 September 2005, MIINAS, MIIN, Industrial Investments Australia SPV Pty Ltd ("IIAS"), Orica, Orica Investments Pty Limited ("Orica Investments") and certain other parties entered into an agreement ("Umbrella Deed") in respect of various matters relating to the separation of the Dyno Nobel Businesses and the Orica Businesses and the sale of the Orica Businesses (refer to Section 5.2).

CURRENT OWNERSHIP STRUCTURE


Consortium
MIINAS
IIAS
MIIN
Subsidiary
DNH
Ownership of DN ASA Transferred to IIAS subsidiary
DN ASA
Dyno Nobel Businesses
Orica Business
Various Orica Businesses
transfer to DN ASA
OR transfer directly to Orica

The key matters addressed by the Umbrella Deed are described in this Section 12.5.2.

12.5.2.1 Restructuring of DNH

The Umbrella Deed prescribes the terms of the restructuring of DNH in order to facilitate the sale of the Orica Businesses and the Listing.

Currently, all of the Dyno Nobel Businesses are held by DNH or its subsidiaries. The majority of the Orica Businesses are held by DN ASA or its subsidiaries.

As a result of the restructuring, it is intended that, as at the Closing Date, all of the Orica Businesses will either have been transferred to Orica or transferred to a subsidiary of IIAS. Consequently, the only businesses that will be owned by DNH by the Closing Date, assuming all intended transfers have taken place, will be the Dyno Nobel Businesses. As mentioned in Section 3.2.1, the Company will acquire the Dyno Nobel Businesses by acquiring DNH from MIIN shortly before the issue of Shares under the Offer. Although the Company will acquire DNH without receiving any representations or warranties from MIIN, under the restructuring agreements described in this Section 12.5.2, the Company will assume all of MIIN's rights and obligations under the IK Acquisition Agreement (including the benefit of the warranties described in Sections 12.5.1.1 and 12.5.1.2). In the event that any Orica Businesses have not been transferred to Orica or DN ASA before the Closing Date, Dyno Nobel will continue to ensure that those Orica Businesses are managed in accordance with the Umbrella Deed and transferred to Orica or IIAS at the earliest possible date.

12.5.2.2 Sale of Orica Businesses

During the respective periods that the Orica Businesses are owned by MIIN and IIAS, they must procure the sale of the Orica Businesses to Orica-related entities, subject to all necessary regulatory approvals being obtained. In general, Orica Investments is required to procure that the Orica Businesses are bought on a business-by-business basis as and when the necessary approvals for the acquisition of each Orica Business are obtained.

12.5.2.3 Operational split of Dyno Nobel Businesses and Orica Businesses

Since MIIN's acquisition of DNH, the Dyno Nobel Businesses and the Orica Businesses have been conducted separately from each other. This obligation continues until all of the Orica Businesses have been sold. Among other matters, MIIN and IIAS must ensure that the day-to-day management of the Orica Businesses is conducted by different officers and employees to those managing the Dyno Nobel Businesses.

12.5.2.4 Conduct of Orica Businesses prior to sale
MIIN and IIAS are subject to obligations relating to the conduct of the Orica Businesses prior to their sale. These obligations include ensuring:

> the Orica Businesses are conducted only in the ordinary and usual course; and

> the Orica Businesses do not distribute any capital or profits to their members.

Subject to certain exceptions, if MIIN, IIAS, DNH or any of DNH's subsidiaries incur liabilities as a result of their ownership of, or otherwise in connection with, the Orica Businesses, they are entitled to be indemnified against such liabilities by Orica Investments. The benefit of this indemnity is lost if, for example, the liability arose as a result of bad faith or deliberate damage on the part of the indemnified parties.

12.5.2.5 Non-solicitation of employees
Until 30 November 2006, MIIN is not to solicit, canvass, induce or encourage any employees to leave the Orica Businesses and Orica Investments is under the same restriction with respect to employees of the Dyno Nobel Businesses.

12.5.2.6 Liabilities falling to incorrect entities
If a liability relating to the Orica Businesses is incurred by the Dyno Nobel Businesses, with certain exceptions, Orica Investments must indemnify the Dyno Nobel Businesses against that liability. If a liability relating to the Dyno Nobel Businesses is incurred by the Orica Businesses, with certain limited exceptions, MIIN must indemnify the Orica Businesses against that liability.

12.5.2.7 Liabilities relating to legacy businesses
If either the Dyno Nobel Businesses or the Orica Businesses incurs a liability which is unrelated to the businesses of DNH at the time of its acquisition by MIIN, the liability will be shared between the Dyno Nobel Businesses and the Orica Businesses. Any such liability will be borne approximately 60% by the Dyno Nobel Businesses and approximately 40% by the Orica Businesses.

12.5.2.8 Third party sales
If Orica is unable to obtain all regulatory approvals necessary to purchase an Orica Business, IIAS will be required to take various steps to facilitate a sale of the business to a third party with all potential benefits and risks to be borne by Orica Investments. Orica Investments is entitled to instigate and manage the third party sale process. However, if Orica Investments is precluded by law from instigating and managing the third party sale process, IIAS must appoint an investment bank to do so. If this course is also precluded by law, IIAS must instigate and manage the third party sale process. MIIN has the right to be invited to participate in the third party sale process and submit a bid, though if the process is managed by IIAS, an appropriate "chinese wall" must be established.

12.5.2.9 MIINAS undertaking regarding IIAS performance
MIINAS, a company owned by the Consortium and the immediate parent company of MIIN, guarantees to Orica Investments and Orica the due and punctual performance by IIAS of IIAS' obligations under the Umbrella Deed. MIINAS also indemnifies Orica Investments and Orica against any liabilities incurred by them as a result of any default by IIAS in the performance of its obligations under the Umbrella Deed.

12.5.2.10 Assumption of rights and obligations of MIIN and MIINAS
Upon the acquisition of DNH by the Company, the Company will assume the rights and obligations (including the obligations described in Section 12.5.2.9) of MIIN and MIINAS under the agreements entered into by MIIN and MIINAS, including the Umbrella Deed. To the extent that any such assumed liability arises, the Company will be obliged to meet that liability and will not be entitled to claim for any loss suffered against MIIN or MIINAS (each of which is intended to be liquidated in the short term).

12.5.2.11 Orica guarantee of Orica Investments
The performance of several of Orica Investments' obligations under the Umbrella Deed is guaranteed by Orica. The obligations guaranteed include Orica Investments' indemnification obligations described in Sections 12.5.2.4 and 12.5.2.6.

12.5.2.12 Arrangements regarding the transitional supply and purchase of products and services
The Umbrella Deed addresses the supply of certain products and services between the Dyno Nobel Businesses and the Orica Businesses on a transitional basis, until such time as a formal Product Supply Agreement and a Transitional Services Agreement are agreed and executed by the parties. The products and services to be supplied under those agreements are those that were provided by one business to the other when they were both owned by DNH. Under the arrangements relating to the supply of products under the Umbrella Deed, products will continue to be supplied from one business to the other for periods of between 15 and 24 months from 1 December 2005. Services will continue to be supplied for a period of up to 12 months from 1 December 2005.

12.5.3 Intellectual property arrangements
The Umbrella Deed also contains a set of intellectual property principles ("IP Principles") which govern the ownership and sharing of intellectual property (being all intellectual property rights, whether registered or unregistered, and including know-how and trade secrets) ("IP") between the Company and Orica. The IP Principles continue to be binding until a formal Intellectual Property Agreement governing the ownership and sharing of IP

("IP Agreement") is executed. The IP Agreement has not yet been finalised between Dyno Nobel and Orica.

The IP Principles are summarised below. It should be noted that the IP Principles are subject to any constraints which may be provided in any relevant anti-trust laws, including the scope of IP to be shared. The IP of DetNet is excluded from the operation of the IP Principles.

12.5.3.1 Ownership of IP other than Trade Marks

Other than Trade Marks (see section 12.5.3.3), the DNH group entities in Australia, Canada, New Zealand and North America ("Retained DN Entities") will own all IP in those territories (and IP specific to the Mexican IS plant). Orica will own the IP of the DNH group entities in the rest of the world ("Orica DN Entities").

The Retained DN Entities may use their IP anywhere in the world. Orica may not use the IP of the Orica DN Entities in Australia, Canada, New Zealand or North America ("Retained Territories") until 30 November 2008, but may otherwise use the IP of the Orica DN Entities anywhere in the world.

There are a number of IP licences, which, according to provisions governing the adjustment of assets under the Umbrella Deed, are to be allocated in accordance with the extent of use of the IP licence by the Dyno Nobel Businesses and the Orica Businesses prior to their separation.

12.5.3.2 Licensing of IP other than Trade Marks

The IP of the Retained DN Entities is licensed to Orica for use anywhere in the world, subject to the same three year restriction on use in the Retained Territories (until 30 November 2008). The IP of the Orica DN Entities is licensed to the Retained DN Entities for use anywhere in the world. These licences are perpetual, sole, irrevocable and royalty-free, and each side has sub-licensing rights.

12.5.3.3 Trade Marks

The Retained DN Entities are to own all trade marks and brand names including the name "Dyno Nobel" ("Trade Marks"), subject to assigning Trade Marks to the Orica DN Entities for the following periods in the following Orica territories:

> Scandinavia – until 30 November 2015;

> Europe (other than Scandinavia), Middle East and Africa – until 30 November 2010; and

> Latin America/Mexico/Asia – until 1 January 2008, although this period may be extended by Orica until 30 June 2008.

At the end of the relevant period, the relevant Trade Marks must be assigned back to the Retained DN Entities. While a Trade Mark is assigned to Orica in an Orica territory, the Retained DN Entities will not have rights to use the Trade Marks in, or export products bearing the Trade Mark to, the Orica territory, other than rights to use the Trade Marks in relation to products manufactured at the Mexican IS plant for supply to Orica (but no other party in Mexico) or export to the Retained Territories.

Orica may not use the assigned Trade Marks in, or export products bearing those Trade Marks to, the Retained Territories.

12.5.4 Offer Management Agreement

On 1 March 2006, the Company, MECM (in its capacity as Global Coordinator and Joint Lead Manager) and Credit Suisse (in its capacity as a Joint Lead Manager), together with the Co-Lead Managers, entered into the Offer Management Agreement. Under the Offer Management Agreement, the Joint Lead Managers have agreed to manage the Offer, including to act as bookrunners for the Offer. None of the parties have agreed to underwrite the Offer or any part of it, although the Joint Lead Managers have agreed to provide settlement support for the Institutional Offer.

12.5.4.1 Fees

Under the Offer Management Agreement, the Company must pay:

> a global coordinator fee of 0.61% of the gross proceeds of the Offer, to the Global Coordinator; and

> broker fees of 1.50% of an amount equal to the Final Price multiplied by the number of Shares issued under the Broker Firm Offer, to the Global Coordinator who will then distribute it to the Brokers and Syndicate Members through which those applications were received under the Broker Firm Offer;

> a fixed management fee of 60.31% of the Fees for Distribution, to the Global Coordinator, who will then distribute it in the following proportions:

  > 66.67% of the fixed management fee to be divided equally between the Joint Lead Managers; and

  > 33.33% of the fixed management fee to be divided equally among the Co-Lead Managers; and

> a discretionary selling fee of 39.69% of the Fees for Distribution, to the Global Coordinator, who will then distribute it in the following proportions:

  > 39.61% to be divided equally among the Co-Lead Managers; and

  > 60.39% to be divided among Credit Suisse and the Co-Lead Managers, in proportions determined by the Global Coordinator in consultation with the Company.

In this respect, "Fees for Distribution" means an amount equal to 3% of the gross proceeds of the Offer less the global coordinator fee and any broker fees.

These fees will only be payable upon successful completion of the Offer. The Company must pay, or reimburse the Joint Lead Managers, for all reasonable out-of-pocket costs and expenses in relation to the Offer, with the exception of due diligence related costs, which will be paid by MINAS, and certain US legal fees.

12.5.4.2 Representations, warranties and undertakings of the Company

The Offer Management Agreement contains various representations and warranties that are customary for agreements of this type, including representations and warranties made by the Company. In addition, the Offer Management Agreement contains various obligations of the Company regarding its conduct in relation to the Offer, including that it must conduct the Offer in accordance with the transaction timetable, the Constitution, the Offer Management Agreement, the Corporations Act, the Listing Rules and any other applicable laws.

The Company must also, among other things, not without the prior consent of the Joint Lead Managers (which must not be unreasonably withheld or delayed):

> allot or agree to allot, or indicate that it may allot or agree to allot, any shares or other securities convertible or exchangeable into equity, or that represent the right to receive equity, in the Company other than pursuant to the Offer, the Offer Management Agreement, the DRP or as otherwise referred to in this Prospectus for 180 days after the issue and allotment of Shares under the Offer; or

> make any offer or sale of securities of the Company within six months after completion of the Offer if such offer or sale would render invalid the exemption from the registration requirements of the U.S. Securities Act on which the Company is seeking to rely in making the Offer.

12.5.4.3 Indemnities

The Company has agreed to indemnify the Joint Lead Managers and certain affiliated persons from all losses, claims, demands, costs, expenses, damages and liabilities incurred directly or indirectly as a result of certain events occurring in relation to the Australian component of the Offer or the Offer Management Agreement. The indemnities are given by the Company subject to the usual limitations in the cases of fraud, wilful misconduct or negligence on the part of the indemnified parties other than to the extent the failure is caused or contributed to by the Company. A similar set of indemnities is made by the Company to the indemnified parties in respect of the component of the Institutional Offer undertaken outside Australia and as is usual outside Australia.

12.5.4.4 Termination

Each Joint Lead Manager may terminate its obligations under the Offer Management Agreement upon the occurrence of a number of events.

If any of the termination events in paragraphs below occur before the allotment of Shares or the time specified in those paragraphs, a Joint Lead Manager may terminate all their obligations under the Offer Management Agreement.

In the case of the events in paragraphs marked with an asterisk, a Joint Lead Manager may only terminate if it has reasonable grounds to believe and does believe that:

> the event has or is likely to have a materially adverse effect on the outcome of the Offer or the likely price at which the Shares will trade on ASX; or

> there is a reasonable possibility of material liability for the Joint Lead Manager under the Corporations Act or any applicable laws.

Events

> **(disclosures in Prospectus)** a statement contained in this Prospectus is misleading or deceptive, or a matter is omitted from this Prospectus, or this Prospectus otherwise fails to comply with the Corporations Act, the Listing Rules or other applicable laws;

> **(disclosures in the International Offering Circular or preliminary International Offering Circular)** the International Offering Circular or the preliminary International Offering Circular includes:

  > an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or

  > any forecast, expression of opinion, intention or expectation expressed in the International Offering Circular or the preliminary International Offering Circular which is not, in all material respects, fair and honest and based on reasonable assumptions, when taken as a whole;

> **(supplementary Prospectus)** the Company issues or in the reasonable opinion of the Joint Lead Managers becomes required to issue a supplementary prospectus;

> **(offences by Directors)** any of the following occurs:

  > a Director is charged with an indictable offence;

  > any Director is disqualified from managing a corporation under the Corporations Act; or

  > the Chairman or CEO vacates his or her office;

> **(listing approval)** approval is refused or not granted, other than subject to customary conditions, to:

  > the Company's admission to the official list of ASX; or

  > the official quotation of all of the Shares on ASX

  > on or before date the Institutional Offer opens, or if granted, the approval is subsequently withdrawn, qualified (other than by customary conditions) or withheld;

> **(notifications)** any of the following notifications are made:

> ASIC holding a hearing under section 739(2) of the Corporations Act or issuing an order (including an interim order) under section 739 of the Corporations Act;

> an application is made by ASIC for an order under Part 9.5 of the Corporations Act in relation to the Offer or this Prospectus;

> ASIC commences any inquiry, investigation or hearing under Part 3 of the *Australian Securities and Investments Commission Act 2001* (Cwlth) in relation to the Offer or this Prospectus;

> any person gives a notice under section 733(3) of the Corporations Act or any person (other than a Joint Lead Manager) who has previously consented to the inclusion of their name or any statement in this Prospectus withdraws that consent;

> any person gives a notice under section 730 of the Corporations Act in relation to this Prospectus;

> **(withdrawal)** the Company withdraws this Prospectus, the International Offering Circular or the Offer;

> **(consent)** any person whose consent to the issue of this Prospectus is required by section 720 of the Corporations Act who has previously consented to the issue of this Prospectus withdraws such consent or any person otherwise named in this Prospectus with their consent (other than a Joint Lead Manager) withdraws such consent;

> **(material adverse change)** any material adverse change occurs or an event occurs which is likely to give rise to a material adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of the Group including:

> any change in the earnings, prospects or forecasts of the Group from those disclosed in this Prospectus or the International Offering Circular;

> any change in the nature of the business conducted by the Group;

> the insolvency or voluntary winding up of the Company or an entity in the Group or the appointment of any receiver, receiver and manager, liquidator or other external administrator;

> any change in the assets, liabilities, financial position or performance, profits or losses of the Group from those respectively disclosed in this Prospectus; and

> **(market fall)** the S&P/ASX 200 Index is, at the close of normal trading on ASX on any business day until the allotment of Shares, lower than 90% of the level of that index as at the last close of normal trading on ASX on the date of the Offer Management Agreement and remains at or below that level for at least three consecutive business days;

> ***(material contracts)** any term of a material contract set out in Section 12.5 of this Prospectus is varied, terminated, rescinded or altered without the prior consent of the Joint Lead Managers or any such material contract is found to be void or voidable;

> ***(disclosures in due diligence report)** the due diligence report or any other information supplied by or on behalf of the Company to the Joint Lead Managers in relation to the Group or the Offer is misleading or deceptive;

> ***(legal proceedings)** legal proceedings against the Company or any Director are commenced or any regulatory body commences or announces any investigation or inquiry in relation to the Offer, or public action against a Director;

> ***(change of law)** there is introduced, or there is a public announcement of a proposal to introduce, a new law or policy in Australia, any member state of the European Union, Canada or the US (other than a law or policy announced prior to the date of this Prospectus);

> ***(change in management)** a change in the Senior Management Team or the Board;

> ***(breach)** the Company fails to perform or observe any of its obligations under the Offer Management Agreement;

> ***(representations and warranties)** a representation or warranty contained in the Offer Management Agreement on the part of the Company is not true or correct;

> ***(hostilities)** in respect of any one or more of the US, Australia, New Zealand, any member state of the European Union, Indonesia, North Korea, South Korea, China or Japan:

> hostilities commence or escalate;

> a declaration is made of a national emergency or war;

> a major terrorist act is perpetrated on any of those countries or a diplomatic, military, commercial or political establishment of any of those countries elsewhere in the world; or

> ***(market disruption)** there is:

> a suspension or material limitation in trading in securities generally on ASX, the New York Stock Exchange and/or the London Stock Exchange;

> a general moratorium on commercial banking activities in Australia, the US or the United Kingdom is declared by the relevant authorities, or there is a material disruption in commercial banking or securities settlement or clearance services in any of those places; or

> any adverse change or disruption to the existing financial markets, political or economic conditions of Australia, the US, the United Kingdom or the international financial markets or any change in national or international political, financial or economic conditions.

12.5.5. Summary of debt financing arrangements

12.5.5.1 Summary of facilities

The Company has received a commitment from BOS International (Australia) Limited, National Australia Bank Limited and The Royal Bank of Scotland plc, Australia Branch ("Banks") to enter into a Facility Agreement ("IPO Facilities Facility Agreement") with Industrial Investments Australia Finance Pty Ltd, Dyno Nobel Inc and Dyno Nobel Holding USA II Inc ("Borrowers") and the Company (and various of its subsidiaries) ("Guarantors") (the Borrowers and the Guarantors collectively being "Dyno Nobel Companies") for the Banks to provide the following interest bearing debt facilities ("IPO Facilities"):

Facility	Limit (US$m)	Type of Funding	Maturity Date	Repayment and Interest
Term Facility	300.0	Cash advances	Three years from Listing	Principal repayable on the maturity date. Interest payable at the end of each interest period.
Revolving Facility	225.0	Cash advances, bank guarantees and letters of credit	Five years from Listing	Principal repayable on the maturity date. Interest payable at the end of each interest period.

Upon completion of the Company's acquisition of DNH, each of the Borrowers will become a subsidiary of the Company.

12.5.5.2 Conditions precedent

The right of the Borrowers to make the first and subsequent drawings under the IPO Facilities will be subject to the satisfaction of various conditions precedent which are typical of financing facilities of this type.

12.5.5.3 Use of proceeds

The IPO Facilities, in conjunction with the proceeds of the Offer (refer to Section 1.7), will be made available to the Borrowers for the following purposes:

> in case of the Term Facility, toward repaying money outstanding under an acquisition bridging facility ("Acquisition Bridging Facility") made available by the Banks to IIAF in connection with MIIN's acquisition of DNH in November 2005; and

> in the case of the Revolving Facility, to fund:

  > acquisitions which comply with the acquisitions parameters set out in the IPO Facilities Facility Agreement;

  > the working capital and capital expenditure requirements of the Dyno Nobel Group;

  > the repayment of money outstanding under the working capital and capital expenditure bridging finance facilities made available by the Banks to IIAF in connection with MIIN's acquisition of DNH in November 2005;

  > other general corporate requirements of Dyno Nobel; and

> in the case of both the Term Facility and the Revolving Facility, for any other purpose approved by the Banks.

Part of the proceeds of the Offer will be used to repay the balance of the money owing under the Acquisition Bridging Facility.

12.5.5.4 Guarantee

The IPO Facilities will be unsecured but will be guaranteed by the Guarantors. New subsidiaries of the Company will usually become guarantors of the IPO Facilities, subject to compliance with any applicable financial assistance legislation in the jurisdiction of incorporation of the new subsidiary.

12.5.5.5 Interest

For cash advances under the Term Facility and Revolving Facility, interest will be payable at a rate equal to the sum of the relevant base rate plus the relevant margin, which adjusts in accordance with the leverage ratio of the Group. Debt owed by certain joint ventures to which a member of the Group is a party is not included when calculating the leverage ratio of the Group for this purpose.

The Dyno Nobel Group has implemented a US dollar fixed to floating interest rate hedge under which the Dyno Nobel Group has fixed US$350 million of its interest rate exposure at a base interest rate of 4.66% pa. The interest rate swap was effective from 31 December 2005 and has a three year maturity.

12.5.5.6 Representations, warranties, undertakings and events of default

The IPO Facilities Facility Agreement will contain representations, warranties and undertakings from the Borrowers, the Guarantors and any subsidiaries which become guarantors of the IPO Facilities ("Obligors"). The representations, warranties and undertakings are typical of financing facilities of this type.

The IPO Facilities Facility Agreement will also contain certain events of default typical of financing facilities of this type.

12.5.5.7 Review events

It will be a review event if any person obtains control (as defined in the Corporations Act) of the Company.

On the occurrence of the review event, the Borrowers and the Banks will consult for at least 30 days to establish the impact of the review event and formulate a remedial action plan. If the review event and remedial action plan are not acceptable to the Banks, the Borrowers must repay all money outstanding under the IPO Facilities within 60 days of receiving notice from the Banks that repayment is required.

12.6 ASIC relief

ASIC has granted a modification of section 707 of the Corporations Act to permit, without the requirement to lodge a further disclosure document, the resale of Shares issued to Institutional Investors under the International Offering Circular.

12.7 ASX waivers and exemptions

ASX has approved "in-principle" the grant of a waiver of Listing Rule 10.14 in connection with the issue of options to Mr Peter Richards (refer to Section 12.4.2) without shareholder approval.

The Company will formally apply for a waiver of this Listing Rule at the time of lodgement of its application for admission to the official list of ASX.

12.8 Dividend Reinvestment Plan

The Directors have approved and may implement a Dividend Reinvestment Plan ("DRP").

The rules of the DRP are typical of a dividend reinvestment plan operated by an ASX listed company. Shareholders who elect to participate in the DRP will be able to reinvest the dividends they are entitled to receive in Shares rather than receiving those dividends in cash. Shareholders may choose to participate in the DRP in respect of some or all of their Shares.

The DRP will commence on the date determined by the Board, and may be varied, terminated or suspended by the Board at any time, according to the rules of the DRP. As at the date of this Prospectus, the Board has not decided to commence the DRP.

A Shareholder subject to the laws of another country may not participate in the DRP until the Board is satisfied that such participation will not constitute a breach of the laws of that country or place.

A copy of the rules of the DRP will be made available by the Company to Shareholders in advance of the record date for the first dividend in respect of which the Board determines to commence the DRP. Alternatively, a copy of the rules of the DRP will be available on the Company's website at www.dynonobel.com.

12.9 Australian taxation considerations

This is a general description of the Australian income tax consequences for investors who acquire Shares through the Retail Offer or Institutional Offer.

The taxation summary seeks to provide Australian tax resident individual Shareholders, Australian tax resident complying superannuation fund Shareholders, Australian tax resident corporate Shareholders and tax non-resident Shareholders with an overview of the relevant Australian income tax considerations associated with the payment of dividends by the Company and the future disposal of their Shares.

The Australian tax laws are complex. The summary is general in nature and is not intended to be an authoritative or complete statement of the applicable law. The individual circumstances of each investor may affect the taxation implications of the investment of that investor. Investors should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances.

The Company disclaims all liability to any investor or other party for all costs, losses, damages and liabilities that the investor or other party may suffer or incur arising from or relating to or in any way connected with the contents of this summary or the provision of this summary to the investor or any other party or the reliance on it by the investor or any other party.

Unless otherwise indicated, these comments are based on the income tax law, established interpretations of that law and understanding of the practice of the tax authority in Australia as at the date of this Prospectus. Investors should also be aware that the Australian tax rules are continuing to undergo significant change.

12.9.1 Taxation of dividends

Dividends are paid to Shareholders from the accounting profits of the Company. Shareholders will receive credits for any Australian corporate tax that has been paid on these profits. These credits are known as "franking credits" and they represent the extent to which a dividend is "franked". It is possible for a dividend to be fully or partly franked or unfranked. Where a dividend is partly franked, the franked portion is treated as fully franked and the remainder as being unfranked.

It should be noted that the definition of dividend for Australian income tax purposes is broad and can include certain capital returns and off-market share buy-backs.

12.9.1.1 Australian tax resident Shareholders – individuals

Individual Australian tax resident Shareholders will need to include dividends in their assessable income in the income year in which the dividend is paid. In addition, to the extent that the dividends are franked, then the franking credits attaching to the franked dividends must also be included in their assessable income (that is, the dividend is grossed-up). Shareholders are taxed at their prevailing marginal rate on the dividend and franking credits received.

Individual Shareholders will be entitled to a "tax offset" equal to the amount of franking credits received. Individual Shareholders will receive a tax benefit if the franking credits attached to the dividend exceed their tax payable on the receipt of the dividend. Individual Shareholders will need to pay additional tax if the tax payable as a result of receiving the dividend exceeds the franking credits attached to the dividend. Individual Shareholders are entitled to claim a refund for any excess franking credits.

To the extent that the dividend is unfranked, there is no gross-up and Shareholders should generally be taxed at their prevailing marginal rate on the dividend received, with no tax offset.

In order for individual Shareholders to be entitled to claim the tax offset in relation to the franked dividend amount, the recipient of the dividend must be a "qualified person". Broadly, to be a qualified person, two tests must be satisfied, namely the "holding period rule" and the "related payments rule".

In broad terms, if individual Shareholders have held the Shares at risk for at least 45 days (excluding the dates of acquisition and disposal), they are able to claim a tax offset for the amount of any franking credits attaching to the dividend.

12.9.1.2 Australian tax resident Shareholders – corporations

Dividends payable to Australian tax resident corporate Shareholders will be included in their assessable income in the income year the dividend is paid. To the extent that the dividends are franked, then the franking credits attaching to the franked dividend must also be included in assessable income (that is, the dividend is grossed-up). The corporate Shareholder may be entitled to a tax offset equal to the amount of franking credits received. This would result in the dividend being free of further company tax to the extent that it is franked. Corporate Shareholders are unable to claim refunds for excess franking offsets. However, where excess franking offsets exist, they may be converted into carry forward tax losses. A fully franked dividend should effectively be free of tax to a corporate Shareholder.

To the extent that the dividend is unfranked, there is no gross-up and corporate Shareholders should generally be taxed at the company tax rate on the dividend received, with no tax offset.

Corporate shareholders are also entitled to a franking credit in their franking accounts equal to the franking credit attaching to the dividend. Corporate shareholders can then use the credit to make frankable distributions to their shareholders.

12.9.1.3 Australian tax resident Shareholders – complying superannuation funds

In general terms, complying superannuation funds treat the receipt of a dividend in the same way as an individual.

12.9.1.4 Non-resident Shareholders – general

Generally, unfranked dividends payable to non-resident (for tax purposes) Shareholders will be subject to dividend withholding tax. Australian dividend withholding tax is imposed at 30% unless a Shareholder is a resident of a country with which Australia has concluded a double taxation agreement. In these circumstances, the withholding tax is generally then limited to 15%. Unfranked dividends attributable to certain types of foreign income may also be distributed free of withholding tax.

Fully franked dividends are not subject to Australian dividend withholding tax. In certain circumstances, non-resident (for tax purposes) Shareholders may be assessable for tax on any such dividends. They should also consider the impact of dividends under their domestic tax regime.

12.9.2 Taxation of future Share disposals

12.9.2.1 Australian tax resident Shareholders – general

Australian tax resident Shareholders who trade Shares in the ordinary course of their business and/or hold their Shares on revenue account must include any gains made on the disposal of their Shares in their assessable income. Shareholders who include gains made on the disposal of their Shares in their assessable income are not assessed for capital gains tax on the disposal.

All other Shareholders will hold their Shares on capital account. These Shareholders must consider the impact of Australian capital gains tax rules on the disposal of their Shares.

A Shareholder derives a capital gain on the disposal of Shares where the capital proceeds received on disposal exceed the capital gains tax cost base of those Shares. The cost base of each Shareholder should generally be equal to the issue price of the Shares and, among other things, include any incidental costs of acquisition and non-deductible interest expenditure in acquiring the Shares.

A Shareholder incurs a capital loss on the disposal of Shares where the capital proceeds received on disposal are less than the reduced capital gains tax cost base of the Shares.

All capital gains and losses for the income year are added together to produce a net capital gain position for that income year. A net capital gain for an income year is included in the Shareholder's assessable income and is subject to taxation in Australia. A net capital loss is effectively quarantined and may generally be carried forward to the next income year to be deducted against future capital gains.

12.9.2.2 Non-resident Shareholders – general

Non-resident (for tax purposes) Shareholders who hold Shares on revenue account may need to include profits from the sale of Shares in their assessable income. Applicable double taxation agreements may provide relief from Australian taxation.

Non-resident Shareholders who do not hold Shares on revenue account may be subject to Australian capital gains tax upon disposal of their Shares. Non-resident Shareholders are only subject to Australia's capital gains tax on the disposal of Shares if they and their associates held more than 10% of the issued capital of the Company at any time within the five years preceding the disposal. These Shareholders may be able to obtain relief from Australian capital gains tax via the application of any relevant double taxation agreement.

In future, non-resident Shareholders may not be subject to Australian capital gains tax on disposal of their Shares in accordance with proposed legislative changes. These proposed changes are yet to be released and at the current time it is uncertain what the final provisions will provide.

Non-resident Shareholders, who together with associates own less than 10% of the Company's issued capital, will not be subject to Australia's capital gains tax rules.

12.9.2.3 Individuals Shareholders – capital gains tax concession

Australian tax resident individual Shareholders may be entitled to a concession on the amount of capital gains assessed. The concession is available to individual Shareholders who hold their Shares for at least 12 months prior to disposal. The concession results in only 50% of any capital gain being assessable. Capital losses must be applied first to reduce capital gains before applying the discount capital gains tax provisions. The concession is not available to corporate Shareholders.

The capital gains tax treatment of Australian tax resident complying superannuation fund Shareholders is, in general, the same as that set out for Australian tax resident individuals, except that the capital gains tax discount is one third rather than 50%.

12.9.3 Tax file number and Australian Business Number

You are not obliged to quote your tax file number ("TFN"), or where relevant, Australian Business Number ("ABN"), to the Company. However, if a TFN or ABN is not quoted and no exemption is applicable, tax is required to be deducted by the Company at the highest marginal rate (currently 47%) plus Medicare Levy (currently 1.5%) from certain distributions.

No withholding requirement applies in respect of fully franked dividends paid by the Company on the Shares.

12.9.4 Stamp duty

No stamp duty will be payable by successful Applicants or bidders on the issue of Shares to successful Applicants or bidders pursuant to the Offer. In addition, under current stamp duty legislation, no stamp duty would ordinarily be payable on any subsequent transfer of Shares by successful Applicants or bidders.

12.9.5 Goods and services tax

Under current Australian law, goods and services tax will not be payable in respect of any issue or transfer of Shares.

12.10 Interests of Directors, existing investors, advisers and promoters

Other than as stated in this Section 12.10 or elsewhere in this Prospectus:

> no amount has been paid or agreed to be paid and no benefit has been given or agreed to be given to a Director, or proposed Director, to induce them to become, or to qualify as, a Director;

> none of the following persons:

(a) a Director or proposed Director;

(b) each person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;

(c) a promoter of the Company; or

(d) a broker to the Offer,

holds or has held at any time in the two years before lodgement of this Prospectus with ASIC, an interest in:

(a) the formation or promotion of the Company;

(b) the Offer; or

(c) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

was paid or given, or agreed to be paid or given, any amount or benefit for services provided by such person in connection with the formation or promotion of the Company or the Offer.

12.10.1 Interests of Directors

12.10.1.1 Interests in Shares

The Non-Executive Directors (and their associates) are entitled to apply for Shares in the Offer. Set out below are details of the value of Shares that the Non-Executive Directors (and their associates) intend to apply for in the Offer and in respect of which they have received a firm allocation from the Global Coordinator:

Geoff Tomlinson (Chairman)	A$100,000
David Walsh (Non-Executive Director)	A$67,000
Rod Keller (Non-Executive Director)	A$20,000
John Muir (Non-Executive Director)	A$100,000
Ralph Harnett (Non-Executive Director)	A$100,000

Section 12.10.1.4 contains details regarding the investment of Peter Richards, who is one of the Management Investors and also entitled to receive Shares upon Settlement as part of his Offering Bonus.

12.10.1.2 Remuneration

Under the Constitution, Non-Executive Directors are entitled to such remuneration as is determined by the Board, which remuneration must not exceed in aggregate the maximum amount determined by the Company in general meeting. Currently, it has been determined that such remuneration will not exceed A$1.2 million pa, to be apportioned among the Non-Executive Directors as the Board determines in its absolute discretion. The Directors acknowledge that as the Company grows, the demands on the Directors will increase and the Directors' fees will be increased commensurate with their responsibilities and workload, as determined by the Board and approved by Shareholders.

For FY2006, the base fee payable to each Non-Executive Director (excluding the Chairman) is A$95,000 pa (before tax), including superannuation. The base fee payable to the Chairman is A$275,000 pa (before tax), including superannuation. Additional fees are payable to Non-Executive Directors for committee memberships and are calculated at a rate of 10% of the base fee for a Non-Executive Director for membership of a committee and 20% of the base fee for a Non-Executive Director for chairmanship of a committee. The committee fees are inclusive of superannuation. Non-Executive Directors may also be reimbursed for expenses properly incurred as a Director in the course of performing their duties.

12.10.1.3 Deed of access, indemnity and insurance

The Company has entered into a deed of access, indemnity, and insurance with each Director, which confirms the Director's right of access to Board papers and requires the Company to indemnify the Director for liability incurred as an officer and promoter of the Company, subject to the restrictions imposed by the Corporations Act and the terms of the Constitution. The deed provides that the Company may advance to the Director reasonable costs incurred or expected to be incurred by the Director in defending certain proceedings.

The deed provides that the Company must keep a complete set of Board papers and that the Director be allowed access to, and a copy of, the Board papers in certain circumstances.

The deed requires the Company to maintain a policy of insurance which insures the Director against liability as a director and officer of the Dyno Nobel Group from the date of the deed until the later of the date which is seven years after the Director ceases to hold office as a director of the Company and the date that any relevant proceedings commenced or threatened during the period of seven years after the Director ceases to hold office have been fully resolved.

12.10.1.4 Peter Richards

The Company's CEO, Peter Richards, was one of the senior managers of DNH who sold his interests in DNH to MIIN under the IK Acquisition Agreement (refer to Section 12.5.1). Mr Richards received gross proceeds of approximately US$3.1 million from the sale of his shares.

Following the sale, Mr Richards was granted the right to invest in the Company on the same financial terms as Existing Investors (refer to Section 3.12). Based on the mid-point of the Indicative Offer Range and a foreign exchange rate assumption of US$0.75:A$1.00 on the Closing Date of the Institutional Offer, Peter Richards will be issued 2.6 million shares, representing an approximate interest in the Company of 0.3%. These Shares will be subject to escrow until the first anniversary of the date of issue of share under the Offer (refer to Section 12.3).

In addition, under the terms of his employment arrangements, Mr Richards is entitled to receive an Offering Bonus which is calculated by reference to the investment performance earned by the Consortium. The total value of this bonus (including the contingent amount in (iii) below) is expected to be A$6 million. The bonus will be paid by the Consortium as follows:

i 33.3% in cash within 20 days of Settlement;

ii 41.7% in Shares on Settlement at the Final Price; and

iii 25.0% in Shares (at the Final Price) within 20 business days after the announcement of the Company's FY2006 results if the Directors' Statutory Forecast contained in Section 8.2 has been achieved.

Any Shares issued to Mr Richards under (ii) and (iii) will be held by him in escrow until 18 months after the date of issue of Shares under the Offer.

12.10.1.5 Jock Muir

Jock Muir (Non-Executive Director) was also one of the senior managers of DNH who sold his interest in DNH to MIIN under the IK Acquisition Agreement (refer to Section 12.5.1). Mr Muir received gross proceeds of approximately US$2.9 million from the sale.

12.10.2 Interests of Existing Investors

The number of Shares and CRPS to be issued to the Existing Investors (in aggregate), and the redemption proceeds they will be entitled to receive, are set out in Section 3.2.2.

12.10.3 Interests of advisers and experts

Macquarie Equity Capital Markets Ltd has agreed to act as Global Coordinator and Joint Lead Manager to the Offer. Credit Suisse (Australia) Ltd has agreed to act as Joint Lead Manager to the Offer. The Company has agreed to pay Macquarie Equity Capital Markets Ltd and Credit Suisse (Australia) Ltd amounts in accordance with the Offer Management Agreement referred to in Section 12.5.4 for these services.

Macquarie Equity Capital Markets Ltd and Macquarie Bank have entered into an agreement with the Company under which they will provide their investment banking services to the Company and act as its preferred financial adviser for a period of two years for which they will be entitled to receive fees in an amount to be agreed with the Company.

Allens Arthur Robinson has acted as Australian legal adviser to the Company in connection with the Offer and has performed work in relation to the Australian due diligence inquiries on legal matters. The Company has agreed to pay Allens Arthur Robinson A$950,000 (excluding GST) for such services to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with its time-based charges.

Deloitte Touche Tohmatsu has prepared the Investigating Accountants' Report on Pro forma Historical Financial Information included in Section 8. The Company has agreed to pay Deloitte Touche Tohmatsu approximately A$1.2 million (excluding GST) for such services to the date of this Prospectus. Further amounts may be paid to Deloitte Touche Tohmatsu in accordance with its time-based charges.

Deloitte Corporate Finance Pty Limited has prepared the Independent Review of Directors' Forecasts included in Section 9. The Company has agreed to pay Deloitte Corporate Finance Pty Ltd approximately A$1.3 million (excluding GST) for such services to the date of this Prospectus. Further amounts are due to Deloitte Corporate Finance Pty Ltd for due diligence services in relation to the acquisition of ETI (A$0.7 million).

Each of ABN AMRO Rothschild, Citigroup and Merrill Lynch has agreed to act as Co-lead Manager to the Offer, and is entitled to receive amounts in accordance with the Offer Management Agreement referred to in Section 12.5.4.

12.11 Consents and disclaimers of responsibility

Written consents to the issue of this Prospectus have been given and, at the time of lodgement of this Prospectus with ASIC, had not been withdrawn by the following parties:

- Macquarie Equity Capital Markets Ltd has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Global Coordinator and a Joint Lead Manager to the Offer in the form and context in which it is named;
- Credit Suisse (Australia) Ltd has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Joint Lead Manager to the Offer in the form and context in which it is named;
- Allens Arthur Robinson has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus in the form and context in which it is named;
- Deloitte Touche Tohmatsu has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to the inclusion of its Investigating Accountants' Report on Pro forma Historical Financial Information included in Section 9 and to be named in this Prospectus in the form and context in which it is named;
- Deloitte Corporate Finance Pty Limited has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to the inclusion of its Independent Review of Directors' Forecast included in Section 10 and to be named in this Prospectus in the form and context in which it is named;
- ABN AMRO Rothschild has given, and not withdrawn prior to lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Co-lead Manager to the Offer in the form and context in which it is named;
- Citigroup Global Markets Australia Pty Ltd has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Co-lead Manager to the Offer in the form and context in which it is named; and
- Merrill Lynch International (Australia) Pty Limited has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Co-lead Manager to the Offer in the form and context in which it is named.

No entity referred to above has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, except as stated above. Each of the persons referred to above expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus. This applies to the maximum extent permitted by law and does not apply to any matter to the extent to which consent is given above. None of the advisers or experts referred to above has caused or authorised the issue of this Prospectus.

12.12 Costs of the Offer

If the Offer proceeds, the total estimated costs in connection with the Offer (including advisory, legal, accounting, tax, stamp duty, listing and administrative fees, as well as printing, advertising and other expenses) are currently estimated to be approximately A$36 million (based on the mid-point of the Indicative Price Range). This amount will be paid by the Company via funds raised under the Offer.

12.13 Litigation and claims

So far as the Directors are aware, there is no current or threatened civil litigation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions of a material nature in which the Company is directly or indirectly concerned which may have a material adverse impact on the business or financial position of the Company.

12.14 Governing law

This Prospectus and the contracts that arise from the acceptance of the Applications and bids under this Prospectus are governed by the law applicable in New South Wales and each Applicant and bidder submits to the exclusive jurisdiction of the courts of New South Wales.

12.15 ASX admission and quotation

The Company will apply, within seven days of the date of this Prospectus, to ASX for admission to the official list of ASX and for official quotation of the Shares on the market operated by ASX.

Quotation of the Shares on ASX is expected to occur initially on a conditional and deferred settlement basis on or about 7 April 2006.

12.16 Appendix containing additional pro forma historical financial information

Investors should note that a separate Appendix dated the date of this Prospectus has been prepared and lodged with ASIC. The Appendix contains detailed pro forma historical financial information about the Company and information regarding the accounting policies adopted in connection with the preparation of that pro forma historical financial information.

The Appendix expands on the pro forma historical financial information included within this Prospectus. The Company believes that the information in the Appendix is primarily of interest to professional analysts or advisers, or investors with similar specialist information needs. If you consider that the information in the Appendix may assist you in making your investment decision, you may obtain a copy of the Appendix free of charge by calling the Dyno Nobel Offer Information Line on 1800 502 497 or you may obtain a copy from the Company's website at www.shareoffer.dynonobel.com.

The Appendix is taken to be included in this Prospectus in accordance with section 712 of the Corporations Act.

12.17 Statement of Directors

The issue of this Prospectus has been authorised by each of the Directors. Each Director has consented to the lodgement of this Prospectus with ASIC and its issue, and has not withdrawn that consent.

Glossary


13

A$	means Australian dollars.
AASB	means the Australian Accounting Standards Board.
ABARE	means the Australian Bureau of Agricultural and Resource Economics.
ABN	means Australian Business Number.
ABN AMRO Rothschild	means the Australasian joint venture between ABN AMRO Equity Capital Markets (ABN 17 000 757 111) and Rothschild Australia Securities Ltd (ABN 61 008 591 768).
ACN	means Australian Company Number.
AECI	means AECI Limited, a company incorporated in South Africa.
AEDT	means Australian Eastern Daylight Time.
AEST	means Australian Eastern Standard Time.
AIFRS	means Australian equivalents of International Financial Reporting Standards effective for financial years beginning on or after 1 January 2006.
AN	means Ammonium Nitrate.
ANFO	means Ammonium Nitrate Fuel Oil.
Applicant	means a person who submits a valid Application Form pursuant to this Prospectus.
Application	means application to subscribe for Shares under this Prospectus.
Application Form	means an application form attached to or accompanying this Prospectus.
Application Monies	means the amount accompanying an Application Form submitted by an Applicant.
ASIC	means the Australian Securities and Investments Commission.
ASTC	means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).
ASTC Settlement Rules	means the ASTC Settlement Rules issued by ASTC.
ASX	means Australian Stock Exchange Limited (ABN 98 008 624 691).
Australian GAAP	means the previous Australian generally accepted accounting principles.
Board	means the board of Directors.
Broker	means an ASX participating organisation, and includes each Syndicate Member.
Broker Firm Applicants	means persons offered a firm allocation of Shares by their Broker.
Broker Firm Offer	means the invitation under this Prospectus to Australian resident Retail Investor clients of Brokers who have received a firm allocation of Shares from their Broker, as described in Section 3.7.1.
CEO	means the Chief Executive Officer of Dyno Nobel.
CFO	means the Chief Financial Officer of Dyno Nobel.
CHESS	means the Clearing House Electronic Sub-register System, operated by ASTC.
Closing Date	means the date on which the Offer closes, being 31 March 2006 in respect of the Retail Offer or 5 April 2006 in respect of the Institutional Offer. These dates may be varied (for example, brought forward) without prior notice by the Company, in consultation with the Joint Lead Managers.
CMMPM	means Compania Mexicana de Mecha para Minas SA de CV (the Company's Mexican IS plant).
Co-Lead Managers	means collectively ABN AMRO Rothschild, Citigroup Global Markets Australia Pty Limited (ABN 64 003 114 832) and Merrill Lynch International (Australia) Limited (ACN 002 892 846).
Company	means Dyno Nobel Limited (ABN 44 117 733 463). For ease of reference, in this Prospectus, except where the content otherwise indicates, references to the Company are to the Company as it will exist after the Dyno Nobel Businesses are acquired.
Consortium	means the consortium of investors which contributed equity to the vehicles that acquired DNH (as announced on 19 September 2005).

Constitution	means the constitution of the Company.
Corporations Act	means the Corporations Act 2001 (Cth).
CPI	means Consumer Price Index.
Credit Suisse	means Credit Suisse (Australia) Limited (ACN 007 016 300).
CRPS	means convertible redeemable preference shares in the Company (the terms and conditions of which are described in Section 12.3.2).
C$	means Canadian dollars.
CSBP	means CSBP Limited (ABN 81 008 668 371).
DetNet	means the two joint venture companies established with AECI, in which Dyno Nobel holds a 50% interest.
Directors	means the directors of the Company.
Directors' Forecast	means the Directors' Pro Forma Forecast and the Directors' Statutory Forecast.
Directors' Pro Forma Forecast	means the pro forma forecast consolidated income statement and pro forma forecast capital expenditure for FY2006, as set out in Section 8.2.
Directors' Statutory Forecast	means the statutory forecast consolidated income statement for FY2006, as set out in Section 8.5.
DNAPL	means Dyno Nobel Asia Pacific Limited (ACN 003 269 010).
DN ASA	means Dyno Nobel ASA, a company incorporated in Norway.
DNH	means Dyno Nobel Holding ASA, a company incorporated in Norway.
DRP	means the dividend reinvestment plan as described in Section 12.8.
Dyno Nobel or **Dyno Nobel Group** or **Group**	means the Company and its Subsidiaries.
Dyno Nobel Businesses	has the meaning given in Section 3.2.
Dyno Nobel Canada	means Dyno Nobel's businesses in Canada.
EBIT	means earnings before net financing costs and Group tax.
EBITA	means earnings before net financing costs, Group tax and amortisation.
EBITDA	means earnings before net financing costs, Group tax, depreciation and amortisation.
EBITDA Multiple	means Enterprise Value/EBITDA.
ESOP	means the Executive Share Option Plan described in Section 12.4.1.
ETI	means ETI Holding Corp, a company acquired by DNH in February 2006.
Existing Investors	means the investors comprising the Consortium.
Exposure Period	means the period of seven days from the date of this Prospectus, unless the period is extended by ASIC by up to a further seven days in which event it means the extended period.
Final Price	means the price which successful bidders in the Institutional Offer and Applicants in the Offer will pay for Shares, as described in Section 3.8.3.
Forecast Financial Information	means the pro forma forecast financial information for Forecast Period set out in Section 8.
Forecast Period	means the 12 months ending 31 December 2006.
FY	means the financial year ended or ending 31 December (as the context requires).
General Offer	means the offer to Australian resident Retail Investors who are not Broker Firm Applicants.
General Offer Applicant	means an applicant in the General Offer.
Global Coordinator or **MECM**	means Macquarie Equity Capital Markets Limited (ACN 001 374 572).
Group tax	means the total amount of tax expense for the Group in any given financial year.

GST	means goods and services tax.
HIN	means Holder Identification Number.
IIAF	means Industrial Investments Australia Finance Pty Ltd (ACN 116 262 321).
IIAS	means Industrial Investments Australia SPV Pty Ltd (ACN 116 130 753), a company owned by the Consortium.
IK Acquisition Agreement	has the meaning given in Section 12.5.1.
Indicative Price Range	means the indicative price range for the Institutional Offer as specified in Section 3.8.2.
Institutional Investor	means an investor to whom offers or invitations in respect of Shares can be made without the need for a lodged prospectus or other formality, including in Australia persons to whom offers or invitations in respect of Shares can be made without the need for a lodged prospectus under section 708 of the Corporations Act.
Institutional Offer	means the invitation to Institutional Investors in Australia and a number of other overseas jurisdictions and is made pursuant to this Prospectus and, where applicable, the International Offering Circular, as described in Section 3.8.
International Offering Circular	means the international offering circular under which the Institutional Offer will be made in certain overseas jurisdictions.
IS	means Initiation Systems.
Joint Lead Managers	means MECM and Credit Suisse.
Joint Ventures or JVs	means Dyno Nobel's distribution joint ventures in North America, as described in Section 5.4.4.1.
kt	means thousands of metric tonnes.
Listing	means the Company being included on the official list of ASX.
Listing Rules	means listing rules of ASX.
Macquarie Bank	means Macquarie Bank Limited (ACN 008 583 542) and its subsidiaries.
Management Investments	means the investments by the Management Investors in Shares, as described in Section 3.12.1.1.
Management Investors	has the meaning given in Section 3.12.1.1.
MECM	means Macquarie Equity Capital Markets Limited (ACN 001 374 572).
MIAPL	means Macquarie Investments Australia Pty Ltd (ACN 069 416 977), a wholly-owned subsidiary of Macquarie Bank
MIINAS	means Macquarie Industrial Investments Norway AS, a company incorporated in Norway and owned by the Consortium.
MMbtu	means millions of British thermal units.
mt	means metric tonnes.
Non-Executive Director	means a non-executive Director.
North America	means the US and Canada.
NPAT	means net profit after Group tax.
NPBT	means net profit before Group tax.
Offer	means the Retail Offer and the Institutional Offer.
Offer Management Agreement	means the offer management agreement between the Company, the Joint Lead Managers and the Co-Lead Managers described in Section 12.5.4.
Offer Period	means the period during which the Retail Offer is open for receipt of Applications, being 13 March 2006 to 31 March 2006 unless varied.
Offering Bonus	means the bonus payable to members of the senior management team, as described in Section 3.12.1.2.
Orica	means Orica Limited (ABN 24 004 145 868).

Orica Businesses	has the meaning given in Section 3.2.
PE Multiple	means market capitalisation/NPAT.
Proportionate Consolidation	means earnings adjusted to reflect the economic interest in the underlying earnings from the Joint Ventures, which are equity accounted in the pro forma financial information in Section 8.2. The inclusion of this measure in this Prospectus is for information purposes only, consistent with the approach Dyno Nobel uses when measuring its business internally.
Prospectus	means this prospectus, being a prospectus for the purpose of Chapter 6D of the Corporations Act.
QIB	means a qualified institutional buyer as defined in Rule 144A of the US Securities Act.
QNP	means Queensland Nitrates Pty Ltd (ABN 63 079 889 268).
QN2	has the meaning given in Section 5.5.3.1.
Registry	means Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Regulation D	means Regulation D promulgated under the US Securities Act.
Regulation S	means Regulation S promulgated under the US Securities Act.
Retail Investor	means an investor who is not an Institutional Investor.
Retail Offer	means the Broker Firm Offer and the General Offer.
Rule 144A	means Rule 144A promulgated under the US Securities Act.
Section	means a Section of this Prospectus.
Senior Management Team	means the CEO, CFO and the senior management team as outlined in Section 6.2.
Settlement	has the meaning given in Section 3.14.
Share	means a fully paid ordinary share in the Company.
Shareholder	means a registered holder of a Share.
Subsidiary	has the meaning given in the Corporations Act, including wholly-owned and joint venture subsidiaries.
SRN	means Shareholder Reference Number.
Syndicate Members	means the Global Coordinator, the Joint Lead Managers and the Co-Lead Managers.
TFN	means Tax File Number.
Umbrella Deed	has the meaning given in Section 12.5.2.
US	means United States of America.
US$ or **US dollars**	means US dollars.
US GAAP	means generally accepted accounting principles in the US.
US Persons	has the meaning given to that term in Regulation S.
US Securities Act	means the US Securities Act of 1933, as amended.
Wesfarmers	means Wesfarmers Limited (ABN 28 008 984 049).

This page has been left blank intentionally.

APPLICATION FORM FRONT

APPLICATION FORM BACK

APPLICATION FORM FRONT

APPLICATION FORM BACK

Directors of Dyno Nobel Limited
Geoff Tomlinson (Chairman)
Peter Richards (Chief Executive Officer)
Ralph Harnett (Non-Executive Director)
Rod Keller (Non-Executive Director),
Jock Muir (Non-Executive Director)
David Walsh (Non-Executive Director)

Company Secretary
Richard Shea

Registered Office
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Australia

Phone: +61 2 9968 9000
Fax: +61 2 9964 0170

Dyno Nobel Website
www.dynonobel.com

Dyno Nobel Share Offer Website
www.shareoffer.dynonobel.com

Dyno Nobel Offer Information Line
1800 502 497

Auditor to Dyno Nobel
Deloitte Touche Tohmatsu
Grosvenor Place
225 George Street
Sydney NSW 2000

Investigating Accountant
Deloitte Touche Tohmatsu
Grosvenor Place
225 George Street
Sydney NSW 2000

Registry
Computershare Investor Services Pty Ltd
LEVEL 3
60 Carrington Street
Sydney NSW 2000

Global Coordinator
Macquarie Equity Capital Markets Ltd
Level 9
No. 1 Martin Place
Sydney NSW 2000

Joint Lead Managers
Macquarie Equity Capital Markets Ltd
Level 9
No. 1 Martin Place
Sydney NSW 2000

Credit Suisse (Australia) Ltd
Gateway
1 Macquarie Place
Sydney NSW 2000

Co-lead Managers
ABN AMRO Rothschild
ABN AMRO Tower
88 Phillip & Bent Streets
Sydney NSW 2000

Citigroup Global Markets Australia Pty Ltd
Citigroup Centre
2 Park Street
Sydney NSW 2000

Merrill Lynch International (Australia) Ltd
Level 38, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Solicitors to the Offer
Allens Arthur Robinson
Level 27
530 Collins Street
Melbourne VIC 3000



DYNO NOBEL LIMITED

ABN
44 117 733 463

APPENDIX



DYNO
Dyno Nobel

Groundbreaking Performance

Appendix to Prospectus

Contents

This Appendix is dated 1 March 2006 and has been prepared by Dyno Nobel Limited (ABN 44 117 733 463) ("Company"). This Appendix should be read in conjunction with the prospectus issued by the Company dated 1 March 2006 and lodged by the Company on that date (the "Prospectus"). The information in this Appendix is subject to the information disclosed in the Prospectus.

Words and expressions defined in the Prospectus have the same meaning when used in this Appendix.

This Appendix is incorporated by reference into the Prospectus pursuant to section 712 of the Corporations Act 2001 (and has been lodged with ASIC in accordance with section 712(4) of the Corporations Act 2001).

A Pro Forma Consolidated Statement of Revenue, EBIT and capital expenditure

TABLE A.1: PRO FORMA HISTORICAL CONSOLIDATED STATEMENT OF REVENUE, EBIT AND CAPITAL EXPENDITURE (EQUITY METHOD BASIS)

	FY2004 US$m	FY2005 US$m	FY2004 A$m	FY2005 A$m
Revenue from operating activities	975.1	1,136.1	1,326.7	1,493.0
Cost of sales	(620.7)	(757.1)	(844.5)	(994.9)
Gross profit	354.4	379.0	482.2	498.1
Other income	0.4	1.7	0.5	2.2
Other expenses	(231.8)	(250.6)	(315.4)	(329.3)
EBITDA before share of profit of jointly controlled entities accounted for using the equity method	123.0	130.1	167.3	171.0
Share of profit of jointly controlled entities (equity method)	6.7	1.9	9.1	2.5
Pro forma EBITDA	**129.7**	**132.0**	**176.4**	**173.5**
Depreciation	(35.8)	(41.5)	(48.7)	(54.5)
Pro forma EBITA	**93.9**	**90.5**	**127.7**	**119.0**
Amortisation	(1.5)	(1.7)	(2.0)	(2.2)
Pro forma EBIT	**92.4**	**88.8**	**125.7**	**116.8**
Capital expenditure				
Maintenance capex	32.1	33.5	43.7	44.0
Growth capex	5.2	9.2	7.1	12.1
Total	**37.3**	**42.7**	**50.8**	**56.1**

Notes:

(1) US$ pro forma historical financial information has been translated into A$ at the average exchange rate for the financial year being US$0.735:A$1.00 for FY2004 and US$0.761:A$1.00 for FY2005.

(2) Pro forma EBITDA, pro forma EBITA and pro forma EBIT exclude foreign exchange gains and losses on financing items, gains and losses on hedging instruments relating to financing items, interest costs arising from the unwinding of the effect of discounting on defined benefit pension plans and on provisions and revenue arising from the expected return on defined benefit plan assets. These items are included in the definition of net financing costs as described in Note C.1.4 of the Appendix.

(3) The presentation of the consolidated entity's share of pro forma profit of jointly controlled entities accounted for using the equity method above, pro forma EBITDA results in the inclusion of the consolidated entity's share of depreciation, amortisation, interest and tax of jointly controlled entities within pro forma EBITDA.

B Pro Forma Consolidated Balance Sheet

TABLE B.1: PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005

	Notes	US$m	A$m
Current assets			
Cash and cash equivalents	C.2	10.0	13.6
Receivables	C.3	173.0	236.2
Inventories	C.4	103.6	141.5
Current tax assets	C.5	4.5	6.2
Other	C.6	13.2	18.0
Total current assets		**304.3**	**415.5**
Non-current assets			
Receivables		0.2	0.3
Investments accounted for using the equity method	C.7	53.0	72.4
Other financial assets	C.8	27.7	37.8
Property, plant and equipment	C.9	296.6	405.1
Deferred tax assets	C.5	32.9	44.9
Intangibles	C.10	160.0	218.5
Other		0.9	1.2
Total non-current assets		**571.3**	**780.2**
TOTAL ASSETS		**875.6**	**1,195.7**
Current liabilities			
Payables	C.11	161.2	220.1
Borrowings	C.12	11.4	15.6
Current tax liabilities	C.5	13.2	18.0
Provisions	C.13	16.9	23.1
Total current liabilities		**202.7**	**276.8**
Non-current liabilities			
Borrowings	C.12	442.5	604.3
Provisions	C.13	98.8	134.9
Deferred tax liabilities	C.5	0.3	0.4
Total non-current liabilities		**541.6**	**739.6**
TOTAL LIABILITIES		**744.3**	**1,016.4**
NET ASSETS		**131.3**	**179.3**
Shareholders' equity			
Issued capital	C.16	243.7	332.7
Reserves		27.9	38.1
Accumulated losses		(143.8)	(196.3)
Other equity transactions	C.16	3.5	4.8
TOTAL SHAREHOLDERS' EQUITY		**131.3**	**179.3**

Notes:

(1) US$ pro forma financial information as at 31 December 2005 has been translated into A$ at US$0.732:A$1.00.

(2) The attached notes form part of this pro forma historical financial information.

C Notes to the pro forma historical financial information

C.1 Summary of significant accounting policies

C.1.1 Basis of preparation

The accompanying pro forma financial information of Dyno Nobel presents the results of combining the North American, Australian and other Dyno Nobel businesses on a pro forma basis. The pro forma historical financial information is presented in abbreviated form and does not contain all of the disclosures that are necessary in an annual financial report prepared in accordance with the Corporations Act.

As part of the former Dyno Nobel group, the North American and Australian businesses operated under a different corporate cost structure with different gearing, treasury and tax profiles. New and different corporate cost and capital structures will prevail in the future. Accordingly historical borrowing costs and income tax expense have not been presented because they are not indicative of what these expenses would have been had the Dyno Nobel North American and Australian businesses operated under the new capital structures which will be in place after the completion of the Offer. Adjustments have also been made to the pro forma historical financial information to reflect the corporate costs which are expected to be incurred in the future.

The Financial Reporting Council has endorsed the adoption of the Australian equivalents to International Financial Reporting Standards (AIFRS), as issued by the Australian Accounting Standards Board (AASB), by all Australian reporting entities for reporting periods commencing on or after 1 January 2005.

The pro forma historical financial information referred to as being presented on an AIFRS basis reflects the current assessment of the standards issued by the AASB as at the date of this Prospectus.

AIFRS and related interpretations may change between the issue date of this Prospectus and Dyno Nobel's first financial report presented under AIFRS. The regulatory bodies that promulgate AIFRS have significant ongoing projects that could affect the application and interpretation of AIFRS and the impact of these changes on Dyno Nobel's 31 December 2006 year AIFRS results may vary materially. Accordingly, there can be no assurance provided that the pro forma historical financial information as disclosed in this Prospectus would not be materially different if future changes or interpretations arise under AIFRS.

The pro forma historical financial information is prepared in accordance with the historical cost convention and, except where stated, does not take into account changing money values or fair values of non-current assets.

The pro forma historical financial information is unaudited although the statutory entities which form the basis for the pro forma historical financial information are themselves audited. A detailed reconciliation from the audited financial statements to the pro forma historical financial information is included in Section D of this Appendix.

In the application of AIFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The transition to AIFRS is accounted for in accordance with AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 January 2004 as the date of transition.

The Directors intend to elect to apply AASB 119 "Employee Benefits" (December 2004), even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

The accounting policies set out below have been applied in preparing the pro forma historical financial information for FY2005 and the comparative information presented for FY2004.

C.1.2 Principles of consolidation

Under AIFRS, the formation of the Dyno Nobel Group has been accounted for as a business combination.

In applying the requirements of AASB 3 "Business Combinations" to the Dyno Nobel Group:

> the Company as the parent entity of the Dyno Nobel Group will present parent entity and consolidated financial information for the Dyno Nobel Group in published financial reports; and

> DNH, which is neither the legal parent nor legal acquirer, is deemed to be the accounting acquirer of the Dyno Nobel Group.

AASB 3 states that "when a new entity is formed to issue equity instruments to effect a business combination, one of the combining entities that existed before the combination shall be identified as the acquirer on the basis of the evidence available". This is commonly referred to as "reverse acquisition accounting". This differs from the method of acquisition accounting under previous Australian GAAP, by which the legal entity that acquires the other combining entities ("the Legal Parent") would always be identified as the acquirer.

The Company is the Legal Parent. It will directly acquire the shares in DNH. However, as the Company is a newly formed entity and as it is in substance issuing shares to effect the business combination, the Directors are of the opinion that, in accordance with the requirements of AASB 3, the Company cannot be identified as the acquirer. Consequently, one of the combining entities that existed before the combination has to be identified as the acquirer.

In the opinion of the Directors, the acquirer is considered to be DNH (Accounting Acquirer), the existing parent entity in the existing Dyno Nobel Group. This conclusion is based on an assessment of the relative fair values of the combining entities (DNH and its subsidiaries, the Company, and IIAF). DNH currently owns the Dyno Nobel North American and Dyno Nobel Australian businesses, and will become a wholly-owned subsidiary of the Company shortly before Shares are issued under the Offer.

The pro forma historical financial information incorporates the assets and liabilities of all entities deemed to be controlled by DNH, including the Company and the results of all deemed controlled entities for the period from which those entities are assumed to have been owned by DNH. DNH and its deemed subsidiaries are referred to in this Prospectus as the pro forma consolidated entity or the Dyno Nobel Group. The impact of all transactions between entities in the pro forma consolidated entity are eliminated in full.

Consistent accounting policies have been used in the preparation and presentation of the pro forma historical financial information.

A comparison of the accounting for this business combination under AASB 3 with the requirements under previous Australian GAAP is summarised in the following table.

TABLE C.1.2.1: COMPARISON OF ACCOUNTING FOR BUSINESS COMBINATIONS UNDER AIFRS AND AUSTRALIAN GAAP

	AIFRS	Previous Australian GAAP
Consolidated financial statements are presented for:	DNH and its controlled entities.	The Company and its controlled entities.
Retained earnings of the consolidated group represent:	Retained earnings of DNH from the date of its incorporation, plus the results of other combining entities from the date of acquisition by the Company. DNH's retained earnings as at the date of the business combination are not available for the payment of dividends to the shareholders of the Company.	Results of the combining entities from the date of acquisition by the Company. As the Company is a newly incorporated entity it has no retained earnings.
Basis of measurement of the consolidated net assets as at the date of acquisition:	DNH's consolidated net assets measured at their historical cost, plus the fair value of the net assets of the other combining entities (the Company, IIAF and ETI). Consequently the fair value of DNH's net assets are not reflected in the consolidated balance sheet.	The Company's net assets measured at historical cost, plus the fair value of DNH's net assets and the other combining entities' net assets at their fair value.
Value attributed to share capital:	Value of DNH's share capital (this is the historical share capital recorded in the books of DNH).	Value of the Company's share capital.
Number of shares issued:	Number of shares issued by the Company.	Number of shares issued by the Company.
Other contributed equity:	As a result of reverse acquisition accounting, a new account is created as a component of equity. This equity account represents a net adjustment for the replacement of the legal parent's equity with that of the deemed acquirer.	No such account existed.

C.1.3 Presentation currency

Results of the major operating business are recorded in their local currencies, which are deemed to be their functional currency. The Dyno Nobel Group's US dollar denominated revenue represents approximately 65% of the total pro forma revenue in FY2005. Consequently, under AIFRS, the Directors believe the US dollar reporting represents the best indicator of the results of the Dyno Nobel Group and therefore have presented the pro forma historical consolidated financial information in US dollars.

However, for the convenience of potential investors, Australian dollar information has been included. Australian dollar information has been translated from US dollars at the following exchange rates:

> US dollar pro forma historical statement of revenue and EBIT information has been translated into Australian dollars at the average exchange rate for the financial year being US$0.735:A$1.00 for FY2004 and US$0.761:A$1.00 for FY2005; and

> US dollar pro forma historical balance sheet information has been translated into Australian dollars at the exchange rate as at 31 December 2005 of US$0.732:A$1.00.

C.1.4 Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses on financing items, and gains and losses on hedging instruments on financing items that are recognised in profit or loss (see accounting policy C.1.7 of this Appendix), the interest cost arising from the unwinding of the effect of discounting on defined benefit post-employment (superannuation/pension) plans, the expected return on defined benefit plan assets and the interest cost arising from the unwinding of the effect of discounting on provisions.

Interest income is recognised in profit or loss as it accrues, using the effective interest rate method.

C.1.5 Borrowings

Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

C.1.6 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

C.1.7 Derivative financial instruments

The Dyno Nobel Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange risk, including forward foreign exchange contracts and interest rate swaps.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The consolidated entity designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

C.1.7.1 Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is recognised as profit or loss from that date.

C.1.7.2 Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recorded in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

C.1.8 Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably. Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made in respect of services provided by employees up to reporting date.

C.1.9 Superannuation plans

The Dyno Nobel Group contributes to defined benefit and defined contribution superannuation plans. Contributions to defined contribution plans are expensed as incurred. Provisions are recognised to provide for estimated defined benefit plan obligations using the "corridor approach" as allowed by AASB 119 "Employee Benefits". Any estimated deficits in the plans are determined with reference to the fair value of the respective plan assets and actuarially determined accrued benefits. The actuarial assessment of accrued benefits takes into account the estimated present value for benefit obligations, employee service periods and investment returns. The discount rates used in determining the present value of accrued benefits, which may vary, are based on respective government or high quality corporate bond rates as appropriate.

The cost of providing benefits under the plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as revenue or expense in the pro forma income statement over the expected average working life of the employees participating in the plan. Under the corridor approach, amortisation of unrecognised net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year. If, as of the beginning of the year, that unrecognised net gain or loss exceeds 10% of the greater of the projected benefit obligation and the market-related value of plan assets, the amortisation is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

C.1.10 Equity accounted investments

Investments are initially recorded at cost. Subsequent to initial recognition, investments in associates and joint venture entities are accounted for under the equity method in the pro forma historical financial information. Accordingly, equity accounted investments are recorded at cost and adjusted by the Dyno Nobel Group's share of undistributed earnings and losses. At 31 December 2005, profits capitalised in the inventory of the associates and joint ventures that they purchased from the Dyno Nobel Group have been eliminated to the extent of the Dyno Nobel Group's ownership interest.

C.1.11 Foreign currency

C.1.11.1 Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date.

Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except that:

> exchange differences which relate to assets under construction for future productive use are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings;

> exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

> exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

C.1.11.2 Foreign operations

On consolidation, the assets and liabilities of the pro forma consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to AIFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date. Goodwill arising on acquisitions before the date of transition to AIFRS is treated as a US dollar denominated asset.

C.1.12 Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired, is recognised as an asset and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in pro forma profit or loss and is not subsequently reversed.

C.1.13 Impairment of assets

At each reporting date, the Dyno Nobel Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the pro forma consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

C.1.14 Income tax

C.1.14.1 Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

C.1.14.2 Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the pro forma historical consolidated financial information and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, branches, associates and joint ventures except where the pro forma consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the pro forma consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/pro forma consolidated entity intends to settle its current tax assets and liabilities on a net basis.

C.1.15 Intangible assets

C.1.15.1 Patents, trademarks and licences

Patents, trademarks and licences are recorded at cost less accumulated amortisation and impairment. Amortisation is charged on a straight-line basis over their estimated useful lives of five to nine years. Estimated useful lives and amortisation methods are reviewed at the end of each annual reporting period.

C.1.15.2 Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period incurred.

C.1.15.3 Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be reliably measured.

C.1.16 Inventories

Inventories, including work in progress, are valued at the lower of average cost and net realisable value.

Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a moving average basis.

Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

C.1.17 Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

C.1.18 Payables

Trade payables and other accounts payable are recognised when the pro forma consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

C.1.19 Property, plant and equipment

Property, plant and equipment and leasehold improvements are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

> Buildings 10 to 40 years;

> Leasehold improvements three to 25 years; and

> Plant and equipment three to 30 years.

C.1.20 Provisions

Provisions are recognised when the Dyno Nobel Group has a present obligation, the future sacrifice of economic benefits is probable and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. When a best estimate cannot be reasonably estimated, but a range can be reasonably estimated, the entity accrues the amount that reflects the best estimate within that range or the mid-point of the range if no estimate within the range is better. Where a best estimate is unavailable but an estimated range is available, the mid-point is booked. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

C.1.20.1 Restructuring

Provision for restructurings are recognised when Dyno Nobel Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

> starting to implement the plan; or

> announcing its main features to those affected by it.

C.1.20.2 Environmental

The Dyno Nobel Group is required to remediate or restore manufacturing, storage and depot sites, either during or at the end of their lives, to a condition acceptable to the relevant authorities and consistent with the Dyno Nobel Group environmental policies.

These environmental related restoration and remediation costs are recognised when site restoration, environmental remediation and clean up obligations are either known or considered probable and the related costs can be reliably measured. The environmental provision is measured using the cash flows estimated to settle the present obligation, discounted to present value using a current market rate.

The expected cost of any environmental restoration program, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the Dyno Nobel Group's interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the Dyno Nobel Group.

Expected environmental restoration costs are based on the estimated current cost of detailed plans prepared for each site. Where there is a change in the expected environmental restoration costs, an adjustment is recorded against the carrying value of the provision, and the effect is recognised in the income statement.

C.1.20.3 Decommissioning

The Dyno Nobel Group has obligations to retire long-lived assets at various manufacturing and storage sites at the end of their productive lives to a condition acceptable to the relevant authorities and consistent with the Dyno Nobel Group's environmental policies. Decommissioning provisions are recognised in relation to these obligations at the time the obligations are incurred.

These decommissioning costs are based on the estimated cost from detailed plans prepared for each site and are recognised when site restoration, environmental remediation and clean up obligations are either known or considered probable and the related costs can be reliably measured. The decommissioning provision is measured using the cash flows estimated to settle the present obligation, discounted to present value using a current market rate.

These costs are expected to be incurred between 2007 and 2084. Where there is a change in the expected restoration costs, an adjustment is recorded against the carrying value of the provision, and the effect is then recognised in the income statement on a prospective basis over the remaining life of the asset.

C.1.21 Revenue recognition

C.1.21.1 Sale of goods

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods has transferred to the buyer. Discounts and volume rebates are deducted from the revenue.

C.1.21.2 Rendering of services

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract.

C.2 CASH AND CASH EQUIVALENTS

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Cash at bank and on hand	7.9	10.8
Short-term deposits	0.4	0.5
	8.3	11.3
Restricted Cash[1]	1.7	2.3
	10.0	13.6

Note:

(1) The Dyno Nobel Group had restricted cash of US$1.7 million at 31 December 2005. The restricted cash represents:

> employee funds held in the Veba Trust Health and Welfare Plan, which was set up during 2005, for the purpose of providing health, medical, long-term disability and life insurance benefits for employees; and

> funds held with National Bank of Canada as cash collateral for Dyno Nobel Nitrogen Inc.'s letter of credit, set up during 2005.

C.3 RECEIVABLES

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Trade receivables	124.4	169.8
less: provision for doubtful debts	(5.9)	(8.0)
	118.5	161.8
Trade receivables from jointly controlled entities	27.9	38.1
Other receivables	26.6	36.3
	173.0	236.2

C.4 INVENTORIES

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Raw materials and consumables	26.9	36.7
Work in progress	25.4	34.7
Finished goods	51.3	70.1
	103.6	141.5

C.5 INCOME TAXES

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current tax assets						
Receivable from taxation authorities					4.5	6.2
					4.5	6.2
Current tax liabilities						
Provision for current income tax					13.2	18.0
					13.2	18.0
Recognised deferred tax assets and liabilities	Assets		Liabilities		Net	
Property, plant and equipment	2.5	3.4	(28.7)	(39.3)	(26.2)	(35.9)
Provisions	30.7	41.9	–	–	30.7	41.9
Other items	21.8	29.8	(10.7)	(14.5)	11.1	15.3
Tax value of loss carry forwards	17.0	23.2	–	–	17.0	23.2
Tax assets/(liabilities)	72.0	98.3	(39.4)	(53.8)	32.6	44.5
Set off of tax	(39.1)	(53.4)	39.1	53.4	–	–
Net tax assets/(liabilities)	32.9	44.9	(0.3)	(0.4)	32.6	44.5
Unrecognised deferred tax assets						
Tax value of loss carry forwards					0.2	0.3
					0.2	0.3

C.6 OTHER ASSETS

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Prepayments	11.5	15.7
Assets held for resale	1.7	2.3
	13.2	18.0

C.7 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Name of entity	Principal activity incorporation	Country of incorporation	Interest %	Carrying value 31-Dec-05 US$m	Carrying value 31-Dec-05 A$m
Alpha Dyno Nobel	Explosive Sales and Distribution	USA	50	0.7	1.0
Boren Explosives Co, Inc	Explosive Sales and Distribution	USA	50	0.6	0.8
Buckley Powder Company	Explosive Sales and Distribution	USA	50	3.9	5.3
Buckley Powder Company of Oklahoma, Inc	Explosive Sales and Distribution	USA	51	2.4	3.3
Dampier Ammonia Pty Limited	Dormant	Australia	50	–	–
Dampier Nitrogen Pty Limited	Dormant	Australia	50	–	–
Denesoline Western Explosives Inc[1]	Explosive Sales and Distribution	Canada	49	0.8	1.1
DetNet International Ltd	Electronic Detonator Sales and Distribution	Ireland	50	4.2	5.7
DetNet South Africa (Pty) Ltd	Electronic Detonator Manufacturing	South Africa	50	1.0	1.4
Evenson Explosives LLC	Explosive Sales and Distribution	USA	50	5.3	7.2
Midland Powder Company	Explosive Sales and Distribution	USA	50	2.8	3.8
Minnesota Explosives Company	Explosive Sales and Distribution	USA	55	3.0	4.1
Newfoundland Hard-Rok Inc.	Explosive Sales and Distribution	Canada	50	0.3	0.4
Pepin-IRECO, Inc	Explosive Sales and Distribution	USA	50	3.7	5.1
Polar Explosives Ltd[2]	Explosive Sales and Distribution	Canada	83.5	0.8	1.1
Queensland Nitrates Pty Limited	Ammonium Nitrate Manufacturing	Australia	50	16.7	22.8
Queensland Nitrates Management Pty Limited	Management Services	Australia	50	–	–
Wampum Hardware Company	Explosive Sales and Distribution	USA	50	5.9	8.1
Western Explosives System Company (WESCO)	Explosive Sales and Distribution	USA	50	0.9	1.2
				53.0	72.4

Notes:

(1) Due to legal requirements in the Canadian Northwest Territories, Dyno Nobel cannot own greater than 49% of the shares in Denesoline Western Explosives Inc. However under the joint venture agreement, Dyno Nobel is entitled to 95% of the assets and profits of Denesoline Western Explosives Inc.

(2) Due to the terms of the contractual arrangements between the shareholders, Dyno Nobel considers Polar Explosives Limited to be a jointly controlled entity.

C.8 OTHER FINANCIAL ASSETS

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Non-current		
Loans to jointly controlled entities	20.4	27.9
Receivables from jointly controlled entities	6.5	8.8
Other	0.8	1.1
	27.7	37.8

C.9 PROPERTY, PLANT AND EQUIPMENT

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Freehold land at cost	49.7	67.9
Buildings at cost	70.1	95.7
Accumulated depreciation	(23.4)	(32.0)
	46.7	63.7
Leasehold improvements at cost	3.8	5.2
Accumulated depreciation	(2.2)	(3.0)
	1.6	2.2
Plant and equipment at cost	288.4	393.9
Accumulated depreciation	(109.4)	(149.4)
	179.0	244.5
Software at cost	23.2	31.7
Accumulated amortisation	(15.7)	(21.5)
	7.5	10.2
Work in progress (plant and equipment)	12.1	16.6
	296.6	405.1

C.10 INTANGIBLES

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Goodwill at carrying value	155.0	211.7
Other intangibles at cost	8.7	11.8
Accumulated amortisation	(3.7)	(5.0)
	5.0	6.8
	160.0	218.5

C.11 PAYABLES

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Trade payables	105.3	143.8
Accruals and other payables	55.9	76.3
	161.2	220.1

C.12 BORROWINGS

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Unsecured		
Loans from jointly controlled entities	6.5	8.9
Others	1.2	1.6
Secured		
Bank loans		
C$9.75 million facility	1.8	2.5
US$1.0 million facility	0.3	0.4
Current portion of finance lease liabilities	1.6	2.2
	11.4	15.6
Non-current		
Unsecured		
Note from an individual, 5% maturing December 2010	0.7	1.0
Bank loans		
US$300 million term loan maturing three years from Listing	299.2	408.6
US$225 million revolving credit facility maturing five years from Listing	140.2	191.4
Secured		
Finance lease liabilities	2.4	3.3
	442.5	604.3

C.13 PROVISIONS

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Current		
Environmental	7.8	10.7
Employee leave entitlements	4.4	6.0
Restructuring	4.0	5.5
Other	0.7	0.9
	16.9	23.1
Non-current		
Environmental	20.9	28.5
Employee leave entitlements	0.5	0.7
Legal	0.8	1.0
Post-retirement benefits (C.14)	56.9	77.7
Asset retirement obligations	19.7	27.0
	98.8	134.9

C.14 DEFINED BENEFIT POST RETIREMENT PLANS

> Dyno Nobel Group operates defined benefit superannuation plans and post retirement plans in the United States, Canada, Australia and Mexico.

	United States and Canada US$m	Mexico US$m	Australia US$m	Total US$m	Total A$m
The amount included in the balance sheet arising from the entity's obligations in respect of its defined benefit plans is as follows:					
Present value of funded defined benefit obligations	186.8	1.0	2.5	190.3	259.9
Fair value of plan assets	(125.0)	(0.1)	(2.6)	(127.7)	(174.5)
	61.8	0.9	(0.1)	62.6	85.4
Present value of unfunded defined benefit obligations	5.3	1.4	–	6.7	9.2
(Surplus)/deficit	**67.1**	**2.3**	**(0.1)**	**69.3**	**94.6**
Net actuarial (losses) not recognised	(12.2)	(0.2)	–	(12.4)	(16.9)
Net liability/(asset) arising from defined benefit obligations	**54.9**	**2.1**	**(0.1)**	**56.9**	**77.7**
Included in the balance sheet:					
Non-current provision for post-retirement benefits (C.13)	**54.9**	**2.1**	**(0.1)**	**56.9**	**77.7**

	United States: Dyno Nobel plans	United States: ETI plans	Canada: ETI plans	Mexico	Australia
Key assumptions used (expressed as weighted averages):					
Discount rates	5.75%	5.50%	5.00%	5.50%	4.70%
Expected return on plan assets	8.00%	7.50%	7.50%	5.50%	7.30%
Expected rates of salary increase	3.27%	NA	2.50%	1.50%	4.00%

C.15 COMMITMENTS

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Capital expenditure commitments		
Capital expenditure contracted for at balance date but not provided for and payable:		
within one year	8.4	11.4
	8.4	11.4
Operating lease commitments		
Aggregate amount contracted for at balance date but not provided for and payable:		
within one year	8.9	12.2
one year or later and no later than five years	24.9	34.1
later than five years	3.0	4.1
	36.8	50.4
Other commitments		
Aggregate amount contracted for at balance date but not provided for and payable:		
within one year	0.5	0.7
one year or later and no later than five years	1.3	1.8
later than five years	0.1	0.1
	1.9	2.6

C.16 ISSUED CAPITAL AND OTHER EQUITY TRANSACTIONS

As at 31 December 2005	Pro forma consolidated balance sheet US$m	Pro forma consolidated balance sheet A$m
Issued capital		
805.9 million ordinary shares, fully paid	243.7	332.7
Other equity transactions		
Additional funds raised by Dyno Nobel net of transaction costs and related tax benefits	332.1	453.5
Reverse acquisition accounting adjustments	(328.6)	(448.7)
	3.5	4.8

As a result of reverse acquisition accounting, a new equity account is created as a component of equity. This account is not available for distribution and represents a net adjustment for the replacement of the legal parent's equity with that of the deemed acquirer.

C.17 CONTINGENT LIABILITIES

The Dyno Nobel Group is involved in various legal proceedings arising out of the normal course of business. The Directors believe that the outcome of these proceedings will not have a material impact on the Group's financial position or results of operations.

The North American business has been named in a lawsuit related to the potassium perchlorate level in ground water at one of its facilities. No estimate of the claim can be made at 31 December 2005; however, if settled unfavourably, the amount could be material. Total litigation exposure is significantly in excess of the amount accrued, but such amount is expected by the Directors to be covered by an insurance consortium, with an insurance contract that expires at the end of June 2006 and has coverage up to US$200 million.

D Compilation of pro forma historical financial information

As detailed in the tables below, pro forma adjustments have been made to the underlying audited consolidated financial statements of DNAPL and Dyno Nobel Holdings USA II Inc. that the Directors considered appropriate to reflect the formation of the Dyno Nobel Group, so that the financial information for the Dyno Nobel Group for FY2004 and FY2005 is presented on a pro forma basis that is consistent with and reflects the operating structure of the Dyno Nobel Group that will exist upon completion of the Offer.

Refer to Section D.3 of this Appendix for the derivation of the North American businesses pro forma historical financial information from the audited consolidated financial statements of Dyno Nobel Holdings USA II Inc prepared in accordance with generally accepted accounting principles in the US ("US GAAP"), the audited financial statements of ETI and the unaudited financial records of Dyno Nobel Canada, CMMPM and the Nitrochem Maitland business.

Refer to Section D.4 of this Appendix for the derivation of the Australian businesses pro forma historical financial information from the audited consolidated financial statements of DNAPL, prepared in Australian dollars and converted to US dollars.

D.1 Compilation of pro forma historical consolidated statement of revenue and EBIT (equity method basis)

TABLE D.1.1: FY2004 PRO FORMA HISTORICAL CONSOLIDATED STATEMENT OF REVENUE AND EBIT (EQUITY METHOD BASIS)

US$m	Pro forma North America	Pro forma Australia	Pro forma DetNet	Pro forma Consolidation adjustments	Pro forma total
Revenue from operating activities	809.3	167.6	–	(1.8)	975.1
Cost of sales	(499.6)	(122.7)	–	1.6	(620.7)
Gross profit	309.7	44.9	–	(0.2)	354.4
Other income	0.3	0.2	–	(0.1)	0.4
Other expenses	(203.6)	(28.2)	–	–	(231.8)
EBITDA before share of profit of jointly controlled entities accounted for using the equity method	106.4	16.9	–	(0.3)	123.0
Share of profit/(loss) of jointly controlled entities (equity method)	4.1	3.7	(1.1)	–	6.7
Pro forma EBITDA	110.5	20.6	(1.1)	(0.3)	129.7
Depreciation	(29.9)	(5.9)	–	–	(35.8)
Pro forma EBITA	80.6	14.7	(1.1)	(0.3)	93.9
Amortisation	(1.5)	–	–	–	(1.5)
Pro forma EBIT	79.1	14.7	(1.1)	(0.3)	92.4

TABLE D.1.2: FY2005 PRO FORMA HISTORICAL CONSOLIDATED STATEMENT OF REVENUE AND EBIT (EQUITY METHOD BASIS)

US$m	Pro forma North America	Pro forma Australia	Pro forma DetNet	Pro forma consolidation adjustments	Pro forma total
Revenue from operating activities	931.8	209.6	–	(5.3)	1,136.1
Cost of sales	(599.8)	(162.4)	–	5.1	(757.1)
Gross profit	332.0	47.2	–	(0.2)	379.0
Other income	1.5	0.2	–	–	1.7
Other expenses	(221.5)	(29.0)	–	(0.1)	(250.6)
EBITDA before share of profit of jointly controlled entities accounted for using the equity method	112.0	18.4	–	(0.3)	130.1
Share of profit/loss of jointly controlled entities (equity method)	4.9	0.2	(3.2)	–	1.9
Pro forma EBITDA	116.9	18.6	(3.2)	(0.3)	132.0
Depreciation	(35.2)	(6.3)	–	–	(41.5)
Pro forma EBITA	81.7	12.3	(3.2)	(0.3)	90.5
Amortisation	(1.7)	–	–	–	(1.7)
Pro forma EBIT	80.0	12.3	(3.2)	(0.3)	88.8

D.1.1 Pro forma North America

Pro forma financial information with respect to the North American business, including details of pro forma and other adjustments made to the financial statements is shown in Section D.3.1 of this Appendix.

D.1.2 Pro forma Australia

Pro forma financial information with respect to the Australian business, including details of the pro forma and other adjustments made to the financial statements is shown in Section D.4.1 of this Appendix.

D.1.3 Pro forma DetNet

DetNet is the combination of two jointly controlled entities, DetNet South Africa and DetNet International, based in South Africa and Ireland respectively. These entities are both owned 50% by Dyno Nobel.

D.1.4 Pro forma consolidation adjustments

There are various pro forma consolidation adjustments to reflect the consolidation of the North American and Australian businesses and DetNet. These adjustments primarily relate to the elimination of intercompany sales and management charges between the consolidated businesses.

D.2 Compilation of pro forma consolidated balance sheet

TABLE D.2.1: PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005[1]

	Pro forma North America US$m	Pro forma Australia US$m	Pro forma DetNet US$m	Pro forma DNH US$m	Pro forma adjustments US$m	Pro forma consolidation adjustments US$m	Pro forma total US$m
Current assets							
Cash and cash equivalents	16.3	7.8	–	11.0	(25.1)	–	10.0
Receivables	118.2	54.2	–	27.0	16.8	(43.2)	173.0
Inventories	65.1	19.7	–	–	18.8	–	103.6
Current tax assets	4.5	–	–	–	–	–	4.5
Other	11.1	0.7	–	–	1.4	–	13.2
Total current assets	215.2	82.4	–	38.0	11.9	(43.2)	304.3
Non-current assets							
Receivables	0.2	–	–	–	–	–	0.2
Investments accounted for using the equity method	27.5	16.6	5.2	–	3.7	–	53.0
Other financial assets	–	20.8	–	461.2	0.7	(455.0)	27.7
Property, plant and equipment	229.1	30.3	–	(0.5)	37.7	–	296.6
Deferred tax assets	24.0	3.5	–	–	5.4	–	32.9
Intangibles	67.8	31.7	–	–	60.5	–	160.0
Other	0.8	–	–	–	0.1	–	0.9
Total non-current assets	349.4	102.9	5.2	460.7	108.1	(455.0)	571.3
Total assets	564.6	185.3	5.2	498.7	120.0	(498.2)	875.6
Current liabilities							
Payables	99.7	44.1	–	2.4	22.9	(7.9)	161.2
Borrowings	19.5	17.1	–	13.8	–	(39.0)	11.4
Current tax liabilities	1.1	3.3	–	8.8	–	–	13.2
Provisions	8.0	7.1	–	–	1.8	–	16.9
Total current liabilities	128.3	71.6	–	25.0	24.7	(46.9)	202.7
Non-current liabilities							
Borrowings	518.4	15.5	–	–	359.9	(451.3)	442.5
Provisions	71.5	1.6	–	–	25.7	–	98.8
Deferred tax liabilities	0.3	–	–	–	–	–	0.3
Total non-current liabilities	590.2	17.1	–	–	385.6	(451.3)	541.6
Total liabilities	718.5	88.7	–	25.0	410.3	(498.2)	744.3
Net assets/(liabilities)	**(153.9)**	**96.6**	**5.2**	**473.7**	**(290.3)**	**–**	**131.3**
Total Shareholders' equity/(deficit)	**(153.9)**	**96.6**	**5.2**	**473.7**	**(290.3)**	**–**	**131.3**

Note:

(1) The pro forma balance sheet has been derived by geographical area, however it is not intended to be a representation of segmental balance sheets as certain pro forma adjustments, including acquisitions have been included in Table D.2.1 above rather than in each separate geographical area.

D.2.1 Pro forma North America

The compilation of the North American pro forma balance sheet, together with a reconciliation to the financial statements of Dyno Nobel Holdings USA II Inc, is provided in Section D.3.2 of this Appendix.

D.2.2 Pro forma Australia

The compilation of the Australian pro forma balance sheet, together with a reconciliation to the financial statements of DNAPL, is provided in Section D.4.2 of this Appendix.

D.2.3 Pro forma DetNet

The equity accounted value of DetNet represents the cost of the acquisition of DetNet plus the Group's share of pro forma profits/(losses) and dividends received since acquisition.

D.2.4 Pro forma DNH

DNH is the accounting acquirer and therefore the assets and liabilities of this entity, which mainly include intercompany investments, receivables and payables that are eliminated on consolidation, are included in the pro forma balance sheet.

D.2.5 Pro forma adjustments

The pro forma adjustments set out in Table D.2.1 reflect the impact of the restructure of the pre-existing DNH, the incorporation of the Company, the acquisition of DNH by the Company, the settlement of this Offer and a change in the Group's debt structure. These adjustments are summarised and described below.

TABLE D.2.4: PRO FORMA BALANCE SHEET ADJUSTMENTS

	Pro forma Offer restructure US$m	Pro forma acquisitions US$m	Pro forma adjustments total US$m
Current assets			
Cash and cash equivalents	(47.7)	22.6	(25.1)
Receivables	(775.2)	792.0	16.8
Inventories	–	18.8	18.8
Other	–	1.4	1.4
Total current assets	**(822.9)**	**834.8**	**11.9**
Non-current assets			
Investments accounted for using the equity method	–	3.7	3.7
Other financial assets	–	0.7	0.7
Property, plant and equipment	–	37.7	37.7
Deferred tax assets	3.8	1.6	5.4
Intangibles	–	60.5	60.5
Other	–	0.1	0.1
Total non-current assets	**3.8**	**104.3**	**108.1**
TOTAL ASSETS	**(819.1)**	**939.1**	**120.0**
Current liabilities			
Payables	(3.6)	26.5	22.9
Borrowings	(2.9)	2.9	–
Provisions	–	1.8	1.8
Total current liabilities	**(6.5)**	**31.2**	**24.7**
Non-current liabilities			
Borrowings	(530.9)	890.8	359.9
Provisions	–	25.7	25.7
Total non-current liabilities	**(530.9)**	**916.5**	**385.6**
TOTAL LIABILITIES	**(537.4)**	**947.7**	**410.3**
Net assets/(liabilities)	**(281.7)**	**(8.6)**	**(290.3)**
Total Shareholders' equity/(deficit)	**(281.7)**	**(8.6)**	**(290.3)**

D.2.5.1 Offer restructure

The Company was incorporated on 4 January 2006 with a share capital of A$50. Shortly before the completion of the Offer, the Company will acquire DNH from MIIN. The following transactions are assumed to have occurred as at 31 December 2005:

> DNH is acquired by the Company for a pro forma purchase price of approximately US$1,333.8 million (A$1,821.3 million) based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2005 of US$0.732:A$1.00;

> the purchase price will be funded by issuing 334.7 million Shares valued at A$696.2 million (US$509.8 million) and 236.6 million CRPS valued at A$492.1 million (US$360.4 million) to the Consortium and assumption of an intra-group loan from the vendor. The value of the Shares issued to the Consortium is based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2005 of US$0.732:A$1.00;

> the Offer is assumed to raise A$972.8 million (US$712.4 million) (based on the mid-point of the Indicative Price Range and using the historical foreign exchange rate as at 31 December 2005 of US$0.732:A$1.00) and the proceeds are applied to redeeming the CRPS held by the Existing Investors of A$492.1 million (US$360.4 million), repayment of existing debt facilities of A$444.7 million (US$325.7 million) and to paying related Offer costs of A$36.0 million (US$26.4 million); and

> subsequent to the acquisition of DNH by the Company, internal debt will be restructured resulting in a reduction in the carrying value of the Company's investment in DNH and an offsetting reduction in internal loans payable of approximately US$135.0 million (A$184.3 million).

If the Final Price is greater than or less than the value assumed in the pro forma parent entity balance sheet, this is likely to result in a change in share capital and a change in the value at which the CRPS are redeemed.

D.2.5.2 Pro forma acquisitions

In preparing the pro forma balance sheet, adjustments have also been made to reflect the following transactions which occurred after 31 December 2005:

> the acquisition of the minority interest in Dyno Nobel Canada Inc;

> the acquisition of the minority interest in St Lawrence Explosives;

> the acquisition of the remaining interest in the Dyno East Kentucky joint venture;

> the acquisition of the Spanish Fork assets as part of the expansion of the Carthage facility;

> the acquisition of ETI; and

> the acquisition of IIAF.

The pro forma adjustment reflects provisional purchase price allocations by the Directors in accordance with AASB 3 "Business Combinations". This exercise will be refined in due course when further information on the fair value of assets and liabilities acquired becomes available.

IIAF is a wholly-owned subsidiary of MIIN which will be acquired by the Company shortly before completion of the Offer.

The pro forma balance sheet assumes an internal debt restructure will occur prior to the acquisition of IIAF shortly before completion of the Offer. DNH is assumed to pay a dividend to MIIN. MIIN will use the proceeds of that dividend to repay loans from IIAF.

D.2.6 Consolidation adjustments

Consolidation adjustments primarily relate to the elimination of intercompany balances.

D.3 Derivation of pro forma historical financial information for the North American business

The tables below outline the pro forma adjustments made in each period to the information derived from the audited consolidated financial statements of Dyno Nobel Holdings USA II Inc prepared in accordance with US GAAP in order to calculate the pro forma historical financial information for the North American businesses.

The financial statements of Dyno Nobel Holdings USA II Inc are prepared in accordance with US GAAP and do not include an audited reconciliation between US GAAP and AIFRS. Where appropriate, adjustments required to reflect the pro forma historical financial information of the North American businesses in accordance with AIFRS have been made in the pro forma adjustments set out in the tables below.

While the information in the tables below presents the Dyno Nobel Holdings USA II Inc net income, the adjustments made to reconcile to the pro forma historical financial information of Dyno Nobel Holdings USA II Inc have only been presented to pro forma EBIT. Upon acquisition by the Company, the North American businesses will operate under a different corporate structure with different debt and tax profiles. Accordingly, historical borrowing costs and income tax expense have not been presented because they are not indicative of what these expenses would have been had the North American businesses operated as part of the Dyno Nobel Group under the new capital structures which will be in place after the Offer.

D.3.1 Derivation of pro forma historical statement of revenue and EBIT for the North American businesses

TABLE D.3.1: DERIVATION OF FY2004 PRO FORMA HISTORICAL STATEMENT OF REVENUE AND EBIT FOR THE NORTH AMERICAN BUSINESSES

US$m	Dyno Nobel Holdings USA II Inc US GAAP	Pro forma AIFRS adjustments	Pro forma adjustments	Normalisation adjustments	Canadian businesses – pro forma	CMMPM – pro forma	ETI – pro forma	Nitrochem Maitland – pro forma	Pro forma consolidation adjustments: Dyno Nobel North America	Pro forma total
Revenue from operating activities	593.3	–	26.1	–	66.7	19.0	103.9	53.2	(52.9)	809.3
Pro forma EBITDA	78.2	2.8	5.1	4.5	3.7	2.1	8.9	6.2	(1.0)	110.5
Depreciation	(21.2)	–	(0.1)	–	(1.3)	(0.3)	(5.4)	(1.6)	–	(29.9)
Pro forma EBITA	57.0	2.8	5.0	4.5	2.4	1.8	3.5	4.6	(1.0)	80.6
Amortisation	(1.3)	–	–	–	–	–	(0.1)	–	(0.1)	(1.5)
Pro forma EBIT	55.7	2.8	5.0	4.5	2.4	1.8	3.4	4.6	(1.1)	79.1
Interest	(8.4)									
Income tax expense	(16.1)									
Minority Interest	(0.1)									
Translation of foreign currency	(0.3)									
Loss from discontinued operations	(0.1)									
Net income	30.7									

TABLE D.3.2: DERIVATION OF FY2005 PRO FORMA HISTORICAL STATEMENT OF REVENUE AND EBIT FOR THE NORTH AMERICAN BUSINESSES

US$m	Dyno Nobel Holdings USA II Inc US GAAP	Pro forma AIFRS adjustments	Pro forma adjustments	Normalisation adjustments	Canadian businesses – pro forma	CMMPM – pro forma	ETI – pro forma	Nitrochem Maitland – pro forma	Pro forma consolidation adjustments: Dyno Nobel North America	Pro forma total
Revenue from operating activities	680.9	–	34.5	–	86.7	18.9	115.9	57.7	(62.8)	931.8
Pro forma EBITDA	64.9	(0.4)	3.5	31.6	6.9	1.2	6.2	3.5	(0.5)	116.9
Depreciation	(24.5)	(0.7)	(0.3)	0.2	(1.8)	(0.2)	(6.3)	(1.6)	–	(35.2)
Pro forma EBITA	40.4	(1.1)	3.2	31.8	5.1	1.0	(0.1)	1.9	(0.5)	81.7
Amortisation	(2.1)	–	–	0.4	–	–	–	–	–	(1.7)
Pro forma EBIT	38.3	(1.1)	3.2	32.2	5.1	1.0	(0.1)	1.9	(0.5)	80.0
Interest	(30.8)									
Income tax expense	(3.7)									
Minority Interest	(0.2)									
Translation of foreign currency	(0.1)									
Derivatives net loss	(0.7)									
Cumulative effect of adoption of new accounting principle	(2.6)									
Net income	0.2									

A description of the significant pro forma adjustments to the Dyno Nobel Holdings USA II Inc audited financial statements is set out below:

D.3.1.1 Pro forma AIFRS adjustments

The Dyno Nobel Holdings USA II Inc audited consolidated financial statements were prepared under US GAAP. Adjustments were therefore required to present the Dyno Nobel Holdings USA II Inc results in accordance with the measurement and recognition criteria of AIFRS. The significant unaudited adjustments required from US GAAP to AIFRS are described below:

- Defined Benefit Pension Plans – a reduction in pension plan expenses arose due to the application of AASB 119 "Employee Benefits". Under AIFRS the Company has elected to apply the "corridor approach" as described in Note C.1.9 and on transition at 1 January 2004 to AIFRS has recognised the cumulative actuarial gains and losses and prior service costs of the defined benefit plans at this date in retained earnings. Under US GAAP, SFAS 87, "Employers' accounting for pensions", there is no option to recognise all cumulative actuarial gains or losses at this date. Accordingly there is a difference in the pension plan expense for FY2004 and FY2005 under US GAAP and AIFRS. Components of the pension expense under AIFRS are classified as net financing costs.
- Measurement of provisions – AASB 137 "Provisions, Contingent Liabilities and Contingent Assets" requires that where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used. Under US GAAP, FIN 1.43 "Reasonable estimation of the amount of a loss", if a range of estimates is present and no amount in the range is more likely than any other amount in the range, the provision should be measured at the minimum of the range of possible amounts. In FY2005 there is an adjustment of US$3.0 million based on an estimated range provided by a third-party expert in relation to certain legal and environmental matters.
- Decommissioning provisions – On transition to AIFRS on 1 January 2004 a decommissioning provision was recognised on long-term assets. For US GAAP purposes under SFAS 143 "Accounting for asset retirement obligations" as interpreted by FIN 47 "Accounting for conditional asset retirement obligations", a decommissioning provision was not recognised until 1 January 2005. In addition to the delayed recognition under US GAAP, there are differences in the rates used to discount future cash flows in respect of these provisions under US GAAP and AIFRS. Under AIFRS the discount rate is a rate that reflects current market assessments of the time value of money and the risks specific to the liability. Under US GAAP the discount rate is further adjusted to reflect the credit risk of the Company. In addition, AIFRS requires a reassessment of the discount rate at each reporting date, whereas US GAAP does not allow reassessment of discount rates.
- Other AIFRS adjustments – there are a number of additional adjustments to reflect the application of AIFRS, which relate to inventory, business combinations and derivatives. Adjustments have also been made to reclassify certain income and expenses from categories used in the Dyno Nobel Holdings USA II Inc financial statements to those consistent with Dyno Nobel Group's accounting policies. These adjustments are insignificant individually and in aggregate and thus they have not been discussed individually.

D.3.1.2 Pro forma adjustments

The pro forma adjustments reflect the inclusion of the results of Dyno East Kentucky on a 100% basis following the acquisition of the joint venture partner's interests in this entity. In FY2004 the adjustment also removes the trading results of Alaska-Pacific Powder Co and Geneva Nitrogen Inc which were disposed during FY2004.

In both years an adjustment has been made to exclude costs associated with the previous head office structure of the former Dyno Nobel Group, and to include an allocation for the costs associated with a new head office in Sydney based on the Directors' estimate.

D.3.1.3 Normalisation adjustments

The following table summarises the normalisation adjustments that are reflected in the pro forma historical consolidated financial information for FY2004 and FY2005:

TABLE D.3.1.3.1: NORMALISATION ADJUSTMENTS FOR THE NORTH AMERICAN BUSINESSES

	North America	
	FY2004 US$m	FY2005 US$m
Share based payments	–	16.8
Restructuring, impairment and related expenses	4.5	7.1
Environmental expenses	–	4.8
Other expenses	–	3.5
Total	**4.5**	**32.2**

The nature of the above adjustments were:

> Share based payments – In accordance with the Management Investment Scheme (MIS) put in place by DNH certain managers became entitled to exercise warrants upon the sale of DNH on 30 November 2005. The warrants have been expensed in accordance with AASB 2 "Share based payments" in FY2005, and the cost has been excluded as a non-recurring item. Management have no future entitlement under this scheme.

> Restructuring expenses – costs in relation to the reorganisation of the business in North America were incurred in FY2004 and FY2005. These were non-recurring redundancies arising from the restructuring of production facilities, administrative functions, staff relocations and impairment review of certain plant and facilities.

> Environmental expenses – A reassessment of certain environmental provisions, based on independent expert reports, was performed in FY2005 leading to an additional provision being required. Given the significance of these reassessments, they have been excluded from the pro forma historical financial information.

> Other expenses – There were a number of smaller non-recurring costs in FY2005. These have not been discussed as they are individually not material.

D.3.1.4 ETI pro forma adjustment

The pro forma financial information for ETI has been sourced from the financial statements of ETI for FY2004 and FY2005, prepared in accordance with US GAAP and has been included within North America as this reflects the segmental basis that management will use to manage the business going forward. No significant differences have been identified between US GAAP and AIFRS that would materially impact the financial information presented. The adjustments required from pro forma EBIT to the "Income/(loss) from operations" in the ETI statutory financial statements (prepared in accordance with US GAAP) are as follows:

> reclassification of certain items to ensure consistency with definition of net financing costs used by Dyno Nobel of US$1.4 million and US$1.6 million in FY2004 and FY2005 respectively;

> equity accounted share of profit of jointly controlled entities included in pro forma EBIT of US$0.7 million and US$0.5 million in FY2004 and FY2005 respectively; and

> removal of former shareholder related costs of US$0.3 million in both FY2004 and FY2005.

D.3.1.5 Other businesses – Nitrochem Maitland, Canada and Mexico (CMMPM)

The pro forma financial information for Nitrochem, Maitland has been sourced from the accounting records of that business for FY2004 and FY2005, prepared in accordance with US GAAP. No significant differences between US GAAP and AIFRS were identified that materially impacted the pro forma financial information presented.

In addition, the Canadian businesses, Dyno Nobel Canada Inc. and the 50%-owned joint venture Newfoundland Hard-Rok Inc and CMMPM, an Initiation Systems plant in Mexico, have been combined into the North American business segment. The pro forma information of these businesses is sourced from the accounting records of Dyno Nobel Canada Inc. and the 50%-owned joint venture Newfoundland Hard-Rok Inc and CMMPM for FY2004 and FY2005, prepared in accordance with AIFRS, and has been included within North America as this reflects the segmental basis that management uses to manage the business.

D.3.1.6 Consolidation adjustments

Consolidation adjustments represent the sales revenue on transactions between Dyno Nobel Holdings USA II Inc, ETI, Nitrochem Maitland, the Canadian and CMMPM businesses.

D.3.2. Derivation of pro forma balance sheet for North American businesses at 31 December 2005

TABLE D.3.2.1 DERIVATION OF PRO FORMA BALANCE SHEET FOR THE NORTH AMERICAN BUSINESSES AT 31 DECEMBER 2005

	Dyno Nobel Holdings USA II Inc US GAAP US$m	Pro forma AIFRS adjustments US$m	Less Orica businesses US$m	Pro forma Canadian businesses US$m	Pro forma CMMPM US$m	Consolidation adjustments US$m	Total US$m
Current assets							
Cash and cash equivalents	15.6	–	(0.2)	0.4	0.5	–	16.3
Receivables	98.0	3.3	(0.9)	15.7	6.3	(4.2)	118.2
Inventories	55.5	–	(0.2)	10.3	2.4	(2.9)	65.1
Current tax assets	11.9	(7.4)	–	–	–	–	4.5
Other	10.5	–	–	0.6	–	–	11.1
Total current assets	191.5	(4.1)	(1.3)	27.0	9.2	(7.1)	215.2
Non-current assets							
Receivables	0.2	–	–	–	–	–	0.2
Investments accounted for using the equity method	25.6	–	–	1.9	–	–	27.5
Property, plant and equipment	206.0	5.1	(0.5)	16.3	2.2	–	229.1
Deferred tax assets	8.9	13.7	–	1.4	–	–	24.0
Intangibles	69.9	(5.5)	–	–	3.4	–	67.8
Other	0.6	0.2	–	–	–	–	0.8
Total non-current assets	311.2	13.5	(0.5)	19.6	5.6	–	349.4
Total assets	502.7	9.4	(1.8)	46.6	14.8	(7.1)	564.6
Current liabilities							
Payables	93.9	(2.9)	(0.4)	10.7	2.6	(4.2)	99.7
Borrowings	15.8	–	–	3.7	–	–	19.5
Current tax liabilities	–	–	–	0.7	0.4	–	1.1
Provisions	5.0	3.0	–	–	–	–	8.0
Total current liabilities	114.7	0.1	(0.4)	15.1	3.0	(4.2)	128.3
Non-current liabilities							
Borrowings	498.0	–	–	20.4	–	–	518.4
Provisions	54.1	15.0	–	0.4	2.0	–	71.5
Deferred tax liabilities	–	–	–	0.2	0.1	–	0.3
Other	0.5	(0.5)	–	–	–	–	–
Total non-current liabilities	552.6	14.5	–	21.0	2.1	–	590.2
Total liabilities	667.3	14.6	(0.4)	36.1	5.1	(4.2)	718.5
Net assets/(liabilities)	**(164.6)**	**(5.2)**	**(1.4)**	**10.5**	**9.7**	**(2.9)**	**(153.9)**
Total Shareholders' equity/(deficit)	**(164.6)**	**(5.2)**	**(1.4)**	**10.5**	**9.7**	**(2.9)**	**(153.9)**

D.3.2.1 Pro forma AIFRS adjustments

Adjustments were required to present the balance sheet of Dyno Nobel Holdings USA II Inc in accordance with the measurement and recognition criteria of AIFRS. The significant unaudited adjustments required from US GAAP to AIFRS are described below:

Defined Benefit Pension Plans

As discussed in Section D.3.1.1 of this Appendix, on transition to AIFRS at 1 January 2004 the cumulative actuarial gains and losses and prior service costs of the defined benefit plans were recognised in retained earnings. The AIFRS adjustment has resulted in the reversal of the unrecognised actuarial loss included in other comprehensive income and intangible assets under US GAAP and an increase in the defined pension plan provision from that recorded on the balance sheet under US GAAP.

Measurement of provisions

As discussed in Section D.3.1.1 of this Appendix, certain environmental and legal provisions have been increased from that recorded under US GAAP due to different measurement criteria under AIFRS. There has also been a related adjustment to goodwill to reflect the measurement differences on environmental provisions as part of the accounting for the Nitrochem, Maitland acquisition.

Decommissioning provisions

As discussed in Section D.3.1.1 of this Appendix, due to differences in discount rates and the effective dates of adoption used under AIFRS and US GAAP, an adjustment is required to the decommissioning provision and related fixed assets balances. The effect of the different discount rates and the effective dates of adoption results in an increase in the decommissioning provision and associated fixed assets balance under AIFRS.

Intangibles

Under US GAAP, amortisation of goodwill ceased on 1 January 2003, however, under AIFRS amortisation of goodwill did not cease until 1 January 2004. As such there is an AIFRS adjustment to the goodwill balance to take into account the additional amortisation from 1 January 2003 until transition to AIFRS on 1 January 2004.

Receivables

Certain receivables from related parties have been classified in equity under US GAAP, however these have been reclassified as current receivables under AIFRS.

Taxation

Under US GAAP deferred taxation balances are classified into current and non-current portions, whereas under AIFRS deferred taxation balances are all classified as non-current. In addition, adjustments have been made to reflect the impact of all of the above AIFRS adjustments on deferred taxation balances.

D.3.2.2 Orica Businesses

The carrying values of Orica Businesses have been excluded from the pro forma balance sheet as if the transactions had completed prior to 31 December 2005.

D.3.2.3 Other businesses

The Canadian businesses, Dyno Nobel Canada Inc and the 50%-owned joint venture Newfoundland Hard-Rok Inc, and CMMPM have been combined into the North American business segment. This information is sourced from the accounting records of Dyno Nobel Canada Inc and CMMPM for FY2005 prepared in accordance with AIFRS and has been included within North America as this reflects the segmental basis that management uses to manage the business.

D.3.2.4 Consolidation adjustments

Consolidation adjustments represent the elimination of the intercompany balances as well as the unrealised profit in inventory arising from sales between the group entities.

D.4 Derivation of pro forma historical financial information for Australian businesses

The tables below outline the adjustments made in each period to the DNAPL audited consolidated financial statements to derive the pro forma historical financial information for the Australian businesses.

While the information in the table below presents DNAPL's net profit/(loss), the pro forma adjustments made to derive the pro forma historical financial information of the Australian businesses have only been presented to pro forma EBIT. Upon acquisition by the Company, the Australian business will operate under a different corporate structure with different debt and tax profiles. Accordingly, historical borrowing costs and income tax expenses have not been presented because they are not indicative of what these expenses would have been had the Australian business operated as part of the Dyno Nobel Group under the new capital structures which will be in place after the Offer.

The financial statements of DNAPL are prepared in Australian dollars and have therefore been converted to US dollars at the rates described in the notes to the tables below.

D.4.1 Derivation of pro forma historical statement of revenue and EBIT for the Australian businesses

TABLE D4.1.1: DERIVATION OF FY2004 PRO FORMA HISTORICAL STATEMENT OF REVENUE AND EBIT FOR THE AUSTRALIAN BUSINESSES

	Dyno Nobel Asia Pacific Limited AIFRS A$m	Pro forma adjustments A$m	Normalisation adjustments A$m	Pro forma total A$m	Pro forma total US$m
Revenue from operating activities	228.0	–	–	228.0	167.6
Pro forma EBITDA	21.0	2.5	4.6	28.1	20.6
Depreciation	(8.1)	–	–	(8.1)	(5.9)
Pro forma EBITA	12.9	2.5	4.6	20.0	14.7
Amortisation	–	–	–	–	–
Pro forma EBIT	12.9	2.5	4.6	20.0	14.7
Net finance costs	(4.3)				
Income tax benefit	5.5				
Profit from discontinued operations[2]	2.1				
Profit attributable to minority interests	(0.2)				
Profit for the period	16.0				

Notes:

(1) A$ pro forma historical financial information has been translated into US$ at the average exchange rate for the financial year being US$0.735:A$1.00 for FY2004.

(2) Represents the profit from a number of Asian business that were disposed as part of the group restructure.

TABLE D4.1.2: DERIVATION OF FY2005 PRO FORMA HISTORICAL STATEMENT OF REVENUE AND EBIT FOR THE AUSTRALIAN BUSINESSES

	Dyno Nobel Asia Pacific Limited AIFRS A$m	Pro forma adjustments A$m	Normalisation adjustments A$m	Total A$m	Total US$m
Revenue from operating activities	275.4	–	–	275.4	209.6
Pro forma (loss)/EBITDA	(2.6)	3.4	23.6	24.4	18.6
Depreciation	(8.3)	–	–	(8.3)	(6.3)
Pro forma (loss)/EBITA	(10.9)	3.4	23.6	16.1	12.3
Amortisation	–	–	–	–	–
Pro forma (loss)/EBIT	(10.9)	3.4	23.6	16.1	12.3
Net finance costs	(2.1)				
Income tax expense	(3.0)				
Profit from discontinued operations[2]	3.4				
Profit attributable to minority interests	(0.1)				
Loss for the period	(12.7)				

Notes:

[1] A$ pro forma historical financial information has been translated into US$ at the average exchange rate for the financial year being US$0.761:A$1.00 for FY2005.

[2] Represents the profit from a number of Asian business that were disposed as part of the group restructure.

A description of the significant pro forma adjustments for FY2004 and FY2005 to the DNAPL audited financial statements is set out below:

D.4.1.1 Pro forma adjustments

In both years an adjustment is made to exclude costs associated with the previous head office structure of the former Dyno Nobel group, and to include an allocation for the costs associated with a new head office in Sydney based on the Directors' estimate.

D.4.1.2 Normalisation adjustments

The following table summarises the normalisation adjustments that are reflected in the pro forma historical consolidated financial information for FY2004 and FY2005.

TABLE D.4.1.2.1: NORMALISATION ADJUSTMENTS FOR THE AUSTRALIAN BUSINESSES

	Australia		Australia	
	FY2004 US$m	FY2005 US$m	FY2004 A$m	FY2005 A$m
Share based payments	–	13.3	–	17.5
Restructuring expenses	1.3	1.8	1.8	2.4
Environmental expenses	–	0.8	–	1.0
Feasibility expenses	–	2.1	–	2.7
Deferred shutdown expenses	2.1	–	2.8	–
Total	**3.4**	**18.0**	**4.6**	**23.6**

The following describes the nature of the above adjustments:

> Share based payments – As described in Section D.3.1.3 of this Appendix.

> Restructuring expenses – These expenses are similar in nature to those incurred in the North America businesses as described in Section D.3.1.3 of this Appendix.

> Environmental expenses – These expenses are similar in nature to those incurred in the North America businesses as described in Section D.3.1.3 of this Appendix.

> Feasibility expenses – The costs of carrying out pre feasibility studies on potential new ammonium nitrate and ammonia projects in Australia have been adjusted given their quantum and non-recurring nature.

> Deferred shutdown expenses – As a consequence of the high level of demand in Australia and the scarcity of alternative ammonium nitrate supply sources, agreement was reached with one major supplier to delay a planned major maintenance shutdown of their ammonium nitrate plant in return for a compensation payment. The net cost of the deferred shutdown has been excluded due to its isolated nature.

D.4.2 Derivation of pro forma balance sheet for the Australian businesses as at 31 December 2005

TABLE D4.2.1: DERIVATION OF PRO FORMA BALANCE SHEET FOR THE AUSTRALIAN BUSINESSES AS AT 31 DECEMBER 2005

	Dyno Nobel Asia Pacific Limited AIFRS A$m	Goodwill A$m	Total A$m	Total US$m
Current assets				
Cash and cash equivalents	10.7	–	10.7	7.8
Receivables	74.1	–	74.1	54.2
Inventories	26.9	–	26.9	19.7
Other	0.9	–	0.9	0.7
Total current assets	**112.6**	**–**	**112.6**	**82.4**
Non-current assets				
Investments accounted for using the equity method	22.7	–	22.7	16.6
Other financial assets	28.5	–	28.5	20.8
Property, plant and equipment	41.4	–	41.4	30.3
Deferred tax assets	4.8	–	4.8	3.5
Intangibles	0.4	42.8	43.2	31.7
Total non-current assets	**97.8**	**42.8**	**140.6**	**102.9**
TOTAL ASSETS	**210.4**	**42.8**	**253.2**	**185.3**
Current liabilities				
Payables	60.2	–	60.2	44.1
Borrowings	23.4	–	23.4	17.1
Current tax liabilities	4.6	–	4.6	3.3
Provisions	9.6	–	9.6	7.1
Total current liabilities	**97.8**	**–**	**97.8**	**71.6**
Non-current liabilities				
Borrowings	21.2	–	21.2	15.5
Provisions	2.2	–	2.2	1.6
Total non-current liabilities	**23.4**	**–**	**23.4**	**17.1**
TOTAL LIABILITIES	**121.2**	**–**	**121.2**	**88.7**
Net assets	**89.2**	**42.8**	**132.0**	**96.6**
Total Shareholders' equity	**89.2**	**42.8**	**132.0**	**96.6**

Note:

(1) A$ historical pro forma financial information has been translated into US$ at the exchange rate as at 31 December 2005 being US$0.732:A$1.00.

D.4.2.1 Goodwill

The pro forma balance sheet includes goodwill relating to DNAPL that is recorded in DNH's consolidated financial statements.